Form 10-K405, Exhibit 13
period 1995-03-31
NELSON THOMAS INC
filed 1995-06-27
CIK 71023

                                                                                                    EXHIBIT 13

SELECTED FINANCIAL DATA

YEARS ENDED
March 31,                              1995            1994           1993(a)         1992            1991
(Dollars in thousands,
except per share data)
- --------------------------------------------------------------------------------------------------------------
OPERATING RESULTS(b)
Net revenues                       $     265,107  $     226,434   $     143,072  $      98,582   $      80,481
Operating income                          26,037         19,968          12,186          9,514           7,873
Net income                                11,710          9,081           6,282          5,824           4,406

- --------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION(b)
Total assets                       $     249,869  $     216,325   $     194,850  $      79,726   $      61,246
Working capital                          129,441        104,539          82,711         44,582          33,145
Long-term debt and other
  non-current liabilities                122,954        107,684         100,070         11,074          15,292
Shareholders' equity                      72,729         62,725          55,292         49,043          27,017
Current ratio                                3.4            3.3             3.1            3.3             2.8
Long-term debt to total
  capitalization                            62.8%          63.1%           64.4%          18.4%           36.1%

- --------------------------------------------------------------------------------------------------------------

PER SHARE DATA(b,c)
Net income per share               $         .88  $         .68   $         .47  $         .47   $         .42
Dividends declared
  per share                                 .136           .128            .117           .085            .085
Book value per share                        5.42           4.70            4.14           3.70            2.47
Weighted average number
  of shares outstanding               13,374,000     13,355,000      13,268,000     12,500,000      10,565,000

- --------------------------------------------------------------------------------------------------------------


(a) Includes Word, Incorporated operations subsequent to acquisition on November 30, 1992.
(b) All financial information has been restated to reflect the pooling of interests with PPC, Inc.
(c) Per share data has been restated for stock dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------

OVERVIEW

     During the last three fiscal years, the Company's net revenues have grown at a compound annual rate of approximately 39%. This growth in net revenues has resulted from increased sales of the existing product lines and through the development and acquisition of new product lines. In November 1992, the Company acquired Word, Incorporated ("Word") for approximately $72 million in cash, and in March 1994 acquired all the outstanding shares of PPC, Inc. ("Pretty Paper") in exchange for the issuance of 115,551 shares of the Company's Common Stock. The acquisition of Word was accounted for using the purchase method of accounting with the excess of the purchase price over the fair value of the net assets acquired allocated to goodwill of approximately $31 million. The combination with Pretty Paper was accounted for as a pooling of interests. See Note B of Notes to Consolidated Financial Statements.

     As a result of the acquisition of Word and the further development of the combined product lines, there has been a shift in the Company's product revenue mix with each of music and book products contributing a larger percentage of the Company's net revenues than Bible products. The broader mix of products has also enabled the Company to expand its distribution channels from bookstores to mass market accounts, direct marketing programs, gift stores and specialty retail stores. The acquisition of Pretty Paper expanded the Company's gift product lines and distribution network, which enabled the gift division to grow significantly in fiscal 1995.

     This shift in sales mix and distribution channels has positively impacted the Company's gross profit, as a percentage of net revenues, in each of fiscal 1994 and fiscal 1995. In particular, the increase in music and book products has enabled the Company to increase sales through direct marketing. Sales through direct marketing typically produce a higher gross margin than sales through other distribution channels. The increase in the Company's gross margins resulting from these factors has been partially offset by increased sales to mass merchandisers. These customers typically earn volume discounts due to the significantly larger quantities purchased as compared to the typical bookstore, however, sales to mass merchandisers have relatively lower selling and marketing costs than sales through other distribution channels.

     The following table sets forth for the periods indicated certain selected income statement data of the Company expressed as a percentage of net revenues and the percentage change in dollars of such data from the prior fiscal year.

RESULTS OF OPERATIONS

1995 COMPARED TO 1994. Net revenues for fiscal 1995 increased by $38.7 million or 17.1% over fiscal 1994 primarily due to volume increases arising from the introduction of new products in each of the Company's product lines. Net revenues increased for fiscal 1995 over fiscal 1994 in each of the Company's product lines as follows: music products increased by $16.7 million or 22.9%; book products increased by $9.9 million or 12.9%; Bible products increased by $5.3 million or 10.0%; and gift products increased by $5.4 million or 27.1%. Price increases did not have a material effect on net revenues.

      The Company's cost of goods sold in fiscal 1995 increased by $18.4 million or 16.0% over fiscal 1994 and, as a percentage of net revenues, decreased slightly to 50.4% in fiscal 1995 from 50.9% in fiscal 1994. The slight decrease in cost of goods sold, as a percentage of net revenues, resulted from a change in the mix of product types and distribution channels. During fiscal 1995, the Company derived a greater percentage of its net revenues from direct marketing which typically have higher gross margins than sales through other distribution channels, and higher music sales as a percentage of total sales, which also have greater gross margins than other product types.

     Selling, general and administrative expenses for fiscal 1995 increased by $14.0 million or 15.6% over fiscal 1994. These expenses, expressed as a percentage of net revenues, decreased slightly to 39.1% in fiscal 1995 from 39.6% in fiscal 1994 primarily as a result of volume increases and from cost savings resulting from the consolidation of certain operational departments. This improvement was partially offset by increased sales through direct marketing programs, which have relatively higher selling and marketing costs than sales through other distribution channels.

      Other income for fiscal 1995 increased $0.7 million over fiscal 1994 due to a gain on the sale of substantially all of the assets of a bindery plant in Camden, New Jersey. See Note B of Notes to Consolidated Financial Statements.

      Interest expense for fiscal 1995 increased $1.7 million or 24.4% over fiscal 1994 due to increased borrowings and an increase in interest rates.

      The Company's effective tax rate in fiscal 1995 was 36.2% as compared to 34.2% for fiscal 1994. This increase resulted from an increase in the statutory federal tax rate and proportionately more income in states and foreign countries with higher effective tax rates. See Note M of Notes to Consolidated Financial Statements.

1994 COMPARED TO 1993. Net revenues for fiscal 1994 increased $83.4 million or 58.3% over fiscal 1993. This increase was due to volume increases associated with the acquisition of Word, whose results of operations were included in all of fiscal 1994 as compared to four months in fiscal 1993, as well as the introduction of new products and distribution channels. Net revenues increased for fiscal 1994 over 1993 in each of the Company's product lines as follows: music products increased by $47.7 million or 188.1%; book products increased by $28.5 million or 58.7%; Bible products increased by $5.9 million or 12.4%; and gift products increased by $1.3 million or 7.2%. Price increases did not have a material effect on net revenues.

      The Company's cost of goods sold in fiscal 1994 increased by $40.2 million or 53.7% over fiscal 1993 and, as a percentage of net revenues, decreased to 50.9% in fiscal 1994 from 52.4% in fiscal 1993. The decrease in cost of goods sold, as a percentage of net revenues, resulted from changes in the mix of products and distribution channels as well as improved purchasing power as a result of the combined operations of the Company and Word.

      Selling, general and administrative expenses for fiscal 1994 increased by $34.5 million or 62.4% over fiscal 1993. These expenses, expressed as a percentage of net revenues, increased to 39.6% in fiscal 1994 from 38.6% in fiscal 1993. These increases were primarily due to changes in the mix of prod-ucts and distribution channels from the prior year and Word's higher selling, general and administration expenses as a percentage of net revenues.

      Amortization of goodwill and non-compete agreements in fiscal 1994 increased by $0.9 million over fiscal 1993 due to the acquisition of Word. Interest expense in fiscal 1994 increased by $3.9 million over fiscal 1993 due to increased borrowings used for working capital needs and a full year of borrowings incurred in connection with the acquisition of Word, compared to four months in fiscal 1993.

      The Company's effective tax rate in fiscal 1994 was 34.2% as compared to 32.7% in fiscal 1993. This increase resulted from an increase in the statutory federal tax rate, proportionately more income in states and foreign countries with higher effective tax rates, and additional non-deductible goodwill amortization as a result of the acquisition of Word. See Note M of Notes to Consolidated Financial Statements.


                                                                                          Fiscal Year to Year
                                                  Year Ended March 31,                          Increase
                                       -----------------------------------------       --------------------------
                                           1995           1994           1993          1994 to 1995 1993 to 1994
                                       ------------   ------------   -----------       ------------ ------------
                                            (%)           (%)            (%)               (%)          (%)
Net revenues
    Publishing:
       Book                                    32.8           34.0          33.9           12.9          58.7
       Bible                                   22.0           23.5          33.0           10.0          12.4
                                       ------------   ------------   -----------
          Total publishing                     54.8           57.5          66.9           11.7          35.9
    Music                                      33.8           32.2          17.7           22.9         188.1
    Gift                                        9.6            8.8          13.0           27.1           7.2
    Other                                       1.8            1.5           2.4           38.7           0.9
                                       ------------   ------------   -----------
     Total net revenues                       100.0          100.0         100.0           17.1          58.3


Expenses:
    Cost of goods sold                         50.4           50.9          52.4           16.0          53.7
    Selling, general and
     administrative expenses                   39.1           39.6          38.6           15.6          62.4
    Amortization of goodwill and
     non-compete agreements                     0.7            0.7           0.5           11.8         125.1
                                       ------------   ------------   -----------
       Total expenses                          90.2           91.2          91.5           15.8          57.7
                                       ------------   ------------   -----------

Operating income                                9.8            8.8           8.5           30.4          63.9
Income before income taxes                      6.9            5.9           6.5           38.0          42.4
Income before cumulative effect
  of accounting change                          4.4            3.9           4.4           33.9          39.2
Net income                                      4.4            4.0           4.4           28.9          44.6

     The Company's net revenues fluctuate seasonally, with net revenues in the second and third fiscal quarters historically being greater than those in the first and fourth fiscal quarters. This seasonality is the result of increased consumer purchases of the Company's products during the traditional year-end holidays. Due to this seasonality, the Company has historically incurred a loss during the first quarter of each fiscal year. In addition, the Company's quarterly operating results may fluctuate significantly due to the seasonality of new product introductions, the timing of selling and marketing expenses and changes in sales and product mixes. See Note N of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     The primary sources of liquidity to meet the Company's future obligations and working capital needs are cash generated from operations and borrowings available under bank credit facilities. At March 31, 1995, the Company had working capital of $129.4 million. At March 31, 1995, the Company had $58.8 million outstanding, and $46.2 million available for borrowing, under its credit facilities.

     Net cash used in operating activities was $9.0 million, $0.3 million and $1.3 million in fiscal 1995, 1994 and 1993, respectively. The increase in cash used in operations during fiscal 1995 was principally attributable to the increase in accounts receivable and prepaid expenses. Net accounts receivable increased by $27.1 million primarily as a result of a 31.7% increase in net revenues in the fourth quarter of fiscal 1995 as compared to the prior year period and increased sales through those distribution channels which typically have slightly longer payment periods for receivables. Prepaid expenses increased by $9.3 million principally because of increased royalty advances and advance production costs related to the signing and re-signing of certain key authors and artists during the year and an increase in direct marketing sales, which resulted in an increase in prepaid direct marketing costs in connection with the addition of new club members. As a result of the Company's focus on inventory management, inventories increased by only $2.4 million in fiscal 1995, which did not materially impact the Company's working capital requirements.

     During fiscal 1995, capital expenditures totaled approximately $2.2 million. The majority of this amount related to capital expenditures for computer equipment and leasehold improvements. In fiscal 1996, the Company anticipates capital expenditures of approximately $3 million, consisting of warehouse improvements and purchases of in-store promotional fixtures and computer equipment.

     The credit facilities are unsecured and consist of a $100 million facility and a $5 million facility. Balances outstanding under the $100 million credit facility at May 31, 1997 will be converted into a four-year term loan payable in equal quarterly principal installments thereafter. The $100 million credit facility bears interest at either the prime rate or, at the Company's option, LIBOR plus 1.50%, subject to adjustment based on certain financial ratios. The $5 million credit facility, bears interest at the prime rate and matures on July 31, 1996. Under the terms of the credit facilities, the Company has agreed to limit the payment of dividends and to maintain certain interest coverage, fixed charge coverage and debt-to-total capital ratios. Due to the seasonality of the Company's business, borrowings under the credit facilities typically peak during the third quarter of the fiscal year.

     The Company also has outstanding $55 million of 5 3/4% Convertible Subordinated Notes due November 30, 1999. The notes presently are convertible into Common Stock at $17.00 per share and are redeemable at the Company's option on or after November 30, 1995 at 103.29% of the principal amount, declining annually thereafter to 100% on November 30, 1999.

     Management believes cash generated by operations and borrowings available under the credit facilities will be sufficient to fund anticipated working capital requirements for existing operations through fiscal 1996. The Company, however, may seek to raise additional equity capital through a public or private offering in order to build its equity base in anticipation of expected growth and development opportunities over the next several years.

CONSOLIDATED STATEMENTS OF INCOME
- --------------------------------------------------------------------------------
Thomas Nelson, Inc. and Subsidiaries

(In thousands, except per share data)
                                                                        Years Ended March 31,
                                                      --------------------------------------------------------
                                                            1995                1994                1993
                                                      -----------------   ----------------    ----------------
Net revenues                                          $         265,107   $        226,434    $        143,072

Cost of goods sold                                              133,650            115,201              74,975
                                                      -----------------   ----------------    ----------------

  Gross profit                                                  131,457            111,233              68,097

Selling, general and
  administrative expenses                                       103,614             89,649              55,193
Amortization of goodwill
  and non-compete agreements                                      1,806              1,616                 718
                                                      -----------------   ----------------    ----------------

  Operating income                                               26,037             19,968              12,186

Other income                                                        897                227                 178
Interest expense                                                  8,585              6,903               3,027
                                                      -----------------   ----------------    ----------------

  Income before income taxes                                     18,349             13,292               9,337

Provision for income taxes                                        6,639              4,547               3,055
                                                      -----------------   ----------------    ----------------

Income before cumulative effect
  of change in accounting principle                              11,710              8,745               6,282

Cumulative effect of change in accounting
  principle for income taxes                                      --                   336               --
                                                      -----------------   ----------------    ----------------

NET INCOME                                            $          11,710   $          9,081    $          6,282
                                                      =================   ================    ================

Weighted average
  number of shares outstanding                                   13,374             13,355              13,268
                                                      =================   ================    ================

NET INCOME PER SHARE:
   Income before cumulative effect of change
     in accounting principle                          $             .88   $            .65    $            .47
   Cumulative effect of change in
     accounting principle                                         --                   .03               --
                                                      -----------------   ----------------    ----------------

   Net income                                         $             .88   $            .68    $            .47
                                                      =================   ================    ================
  Fully Diluted--
   Income before cumulative effect of change
     in accounting principle                          $             .83   $            .65    $            .47
   Cumulative effect of change in
     accounting principle                                         --                   .02               --
                                                      -----------------   ----------------    ----------------

   Net income                                         $             .83   $            .67    $            .47
                                                      =================   ================    ================


See NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
- --------------------------------------------------------------------------------
Thomas Nelson, Inc. and Subsidiaries

(Dollars in thousands, except per share data)
                                                                                        March 31,
                                                                          ------------------------------------
                                                                                1995                1994
                                                                          ----------------    ----------------
ASSETS
  Current assets
    Cash and cash equivalents                                             $            779    $            788
    Accounts receivable, less allowances of
      $9,029 and $8,916, respectively                                               85,100              58,038
    Inventories                                                                     69,351              66,994
    Prepaid expenses                                                                20,683              11,400
    Deferred tax asset                                                               7,714              13,235
                                                                          ----------------    ----------------
  Total current assets                                                             183,627             150,455

  Other assets                                                                      14,688              12,054
  Property, plant and equipment, net                                                16,226              17,359
  Deferred charges                                                                   4,149               4,179
  Goodwill, less accumulated amortization of
    $2,046 and $1,087, respectively                                                 31,179              32,278
                                                                          ----------------    ----------------
TOTAL ASSETS                                                              $        249,869    $        216,325
                                                                          ================    ================

LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities
    Accounts payable                                                      $         32,419    $         20,798
    Accrued expenses                                                                19,558              18,618
    Dividends payable                                                                  537                 428
    Income taxes currently payable                                                   --                  4,471
    Current portion of long-term debt                                                  892                 878
    Current portion of capital lease obligations                                       780                 723
                                                                          ----------------    ----------------
  Total current liabilities                                                         54,186              45,916

  Long-term debt                                                                   120,108             102,618
  Capital lease obligations                                                             80                 861
  Deferred tax liability                                                             1,410               1,330
  Other liabilities                                                                  1,356               2,875
  Commitments and contingencies
  Shareholders' equity
    Preferred stock, $l.00 par value,
      authorized l,000,000 shares;
      none issued                                                                    --                   --
    Common stock, $1.00 par value,
      authorized 20,000,000 shares; issued
      12,362,377 and 9,891,233, respectively                                        12,362               9,891
    Class B common stock, $l.00 par value,
      authorized 5,000,000 shares; issued
      1,067,094 and 799,933, respectively                                            1,067                 800
    Additional paid-in capital                                                      18,211              20,982
    Retained earnings                                                               40,538              30,651
    Foreign currency translation adjustments                                           551                 401
                                                                          ----------------    ----------------
  Total shareholders' equity                                                        72,729              62,725
                                                                          ----------------    ----------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                $        249,869    $        216,325
                                                                          ================    ================

See NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
- --------------------------------------------------------------------------------
Thomas Nelson, Inc. and Subsidiaries

(Dollars in thousands, except per share data)
                                                                                                  Foreign
                                                         Class B     Additional                   Currency
                                            Common       Common       Paid-in       Retained    Translation     Deferred
                                            Stock         Stock       Capital       Earnings    Adjustments   Compensation
                                         ------------ ------------  ------------  ------------ -------------  ------------
BALANCE AT MARCH 31, 1992                 $     6,565  $       490   $    23,349    $  18,759   $     --      ($      120)

Net income                                                                              6,282

Common stock issued:
  Executive Stock Purchase Plan -
    30,733 shares                                  30                        554
  Option plans -
    29,519 common and
    80,038 Class B common shares                   30           80           260
Stock dividend - 50%                            3,243          244   (     3,496)
Dividends declared - $0.117                                                         (  1,548)

PPC, Inc. common stock dividends declared                                           (     30)
Contributions to ESOP                                                                                                  120
Foreign currency translation adjustments                                                                480
Class B common stock con-
  verted to common stock                            9  (         9)
                                          -----------  -----------   -----------    ---------   -----------   ------------
BALANCE AT MARCH 31, 1993                       9,877          805        20,667       23,463           480          --

Net income                                                                              9,081

Common stock issued:
  Option plans -
    9,000 common                                    9                         36
Dividends declared - $0.128                                                         (   1,696)

PPC, Inc. common stock:
  Dividends declared                                                                (     197)
  Net issued                                                                 279
Foreign currency translation adjustments                                                        (       79)
Class B common stock con-
  verted to common stock                            5  (         5)
                                          -----------  -----------   -----------    ---------   -----------   ------------
BALANCE AT MARCH 31, 1994                       9,891          800        20,982       30,651           401          --

Net Income                                                                             11,710

Common stock issued:
 Option plans -
  10,500 common and 60,000 Class B
    common shares                                  11           60           306
  Retirement for option payments
    15,038 common and 180 Class B
    common shares                                 (15)                      (348)
Dividends declared - $0.136                                                            (1,823)

Executive Stock Purchase Plan
 Retired 2,255 shares of common                    (2)                       (26)
Foreign currency translation adjustments                                                             150
Stock dividend - 25%                            2,471          213        (2,703)

Class B common stock converted
 to common stock                                    6           (6)
                                          -----------  -----------   -----------    ---------   -----------   ------------
BALANCE AT MARCH 31, 1995                 $    12,362  $     1,067   $    18,211    $  40,538   $       551   $      --
                                          ===========  ===========   ===========    =========   ===========   ============


See NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
- --------------------------------------------------------------------------------
Thomas Nelson, Inc. and Subsidiaries

(Dollars in thousands)
                                                                             Years Ended March 31,
                                                                 ---------------------------------------------
                                                                      1995            1994            1993
                                                                 --------------  -------------   -------------
Cash flows from operating activities:
 Net income                                                      $       11,710  $       9,081   $       6,282
 Adjustments to reconcile net income to net cash
   provided by (used in) operations:
   Depreciation and amortization                                          5,870          5,362           3,829
   Deferred income taxes                                                  5,601  (       1,062)  (         273)
   Cumulative effect of change in accounting principle           (        --   ) (         336)  (       --   )
   Loss (gain) on sale of property, plant and equipment          (          702)            61   (           6)
   Changes in assets and liabilities,
     net of acquisitions and disposals:
    Accounts receivable, net                                     (       27,011) (       8,327)          3,930
    Inventories                                                  (        2,713) (      13,025)  (      10,869)
    Prepaid expenses                                             (        9,234) (         801)  (       3,734)
    Accounts payable and accrued expenses                                11,945          3,516           1,295
    Income taxes currently payable and deferred                  (        4,471)         5,244   (       1,734)
                                                                 --------------  -------------   -------------
 Net cash used in operating activities                           (        9,005) (         287)  (       1,280)
                                                                 --------------  -------------   -------------

Cash flows from investing activities:
 Capital expenditures                                            (        2,245) (       2,400)  (       4,952)
 Proceeds from sale of property, plant
   and equipment                                                             23             34              20
 Proceeds from sale of business assets                                    2,823          4,155           --
 Purchase of net assets of acquired
   companies - net of cash received                              (          187)         --      (      67,260)
 Changes in other assets and deferred charges                    (        4,880) (       5,867)  (      11,281)
                                                                 --------------  -------------   -------------
 Net cash used in investing activities                           (        4,466) (       4,078)  (      83,473)
                                                                 --------------  -------------   -------------

Cash flows from financing activities:
 Borrowings under line of credit                                         18,300          9,298          25,741
 Borrowings (payments) under construction and term loan          (          667)         --              3,123
 Proceeds from issuance of long-term debt                                 --             --             55,000
 Payments under industrial revenue bonds                         (          225) (         195)  (         190)
 Payments under capital lease obligations                        (          723) (         566)  (         372)
 Changes in other liabilities                                    (        1,646) (       2,542)          1,592
 Dividends paid                                                  (        1,713) (       1,888)  (       1,433)
 Proceeds from issuance of common stock                                     377            433             944
 Common stock retired                                            (          391) (         108)          --
                                                                 --------------  -------------   -------------
 Net cash provided by financing activities                               13,312          4,432          84,405
                                                                 --------------  -------------   -------------
Effect of translation rate changes                                          150  (          79)            480
                                                                 --------------  -------------   -------------
Net increase (decrease) in cash and cash equivalents             (            9) (          12)            132
Cash and cash equivalents at beginning of year                              788            800             668
                                                                 --------------  -------------   -------------
Cash and cash equivalents at end of year                         $          779  $         788   $         800
                                                                 ==============  =============   =============

Supplemental disclosures of noncash investing and
 financing activities:
 Non-compete agreements                                          $        --     $         300   $       --
 Capital lease obligations incurred to
   lease new equipment                                           $        --     $         764   $         214
 Contribution to ESOP using previously
   funded advances                                               $        --     $       --      $         120
 Dividends accrued and unpaid                                    $          537  $         428   $         423

See NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
Thomas Nelson, Inc. and Subsidiaries


NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   PRINCIPLES OF CONSOLIDATION: The consolidated financial statements consist of the accounts of Thomas Nelson, Inc. and subsidiary companies (the "Company"). All intercompany transactions and balances have been eliminated. As discussed further in Note B, the Company acquired PPC, Inc. ("Pretty Paper Company") in a pooling-of-interests transaction in March 1994 and acquired Word, Incorporated ("Word") through a purchase effective November 30, 1992. All financial data presented in the consolidated financial statements and notes thereto have been restated for all periods shown to include the accounts of PPC, Inc. under the pooling-of- interests method of accounting. The consolidated statement of income for the year ended March 31, 1993, includes Word operations for the four months ended March 31, 1993.

   SALES RETURNS: Provision is made for the estimated effect of sales returns where right-of-return privileges exist. Returns of products from customers are accepted in accordance with standard industry practice.
      The full amount of the returns allowance (estimated returns to be received net of inventory and royalty costs) is shown, along with the allowance for doubtful accounts, as a reduction of accounts receivable in the accompanying financial statements.

   INVENTORIES: Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) valuation method. Costs of the production and publication of products are included in inventory and charged to operations when sold or when otherwise disposed. Costs of abandoned publishing projects and appropriate provisions for inventory obsolescence and decreases in market value are charged to operations on a current basis.

   PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation and amortization are provided for principally on the straight-line method over the estimated useful lives of the individual assets.

   GOODWILL: Goodwill is being amortized on a straight-line basis over forty years. Subsequent to acquisitions, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. In the evaluation of possible impairment, the Company uses the most appropriate method of evaluation given the circumstances surrounding the particular acquisition, which has generally been an estimate of the related business unit's undiscounted operating income before interest and taxes over the remaining life of the goodwill.

   PREPAID EXPENSES: Prepaid expenses consist primarily of royalty advances, certain production costs of music products, direct marketing costs, and production and distribution costs relating to marketing programs that are expected to benefit future periods. These costs are expensed over the expected benefit periods.

- --------------------------------------------------------------------------------
Thomas Nelson, Inc. and Subsidiaries


   DEFERRED CHARGES: Deferred charges consist primarily of loan issuance costs which are being amortized over the average life of the related debt.
      Also included are publication costs that are expected to be of significant benefit to future periods and other deferred charges, all of which are amortized over periods not to exceed 60 months.

   OTHER ASSETS: Other assets consist primarily of costs of copyright production masters which are amortized over periods not to exceed 60 months, a non-compete agreement related to the Word acquisition which is being amortized over 60 months (the term of the agreement) and prepaid royalty and production advances for works and projects which are not expected to be released within the next fiscal year.

   INCOME TAXES: Effective April 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Deferred income taxes are provided for temporary differences in bases between financial statement and income tax assets and liabilities.

   FOREIGN CURRENCY TRANSLATION: Assets and liabilities of foreign subsidiaries are translated at year-end rates of exchange and revenues and expenses are translated at the average rate of exchange for the year. Gains and losses resulting from translation are accumulated in a separate component of shareholders' equity. Gains and losses resulting from foreign currency transactions are not material.

   COMPUTATION OF NET INCOME PER SHARE: Net income per share is computed by dividing net income by the weighted average number of common and Class B common shares outstanding during the year. The fully diluted per share computation reflects the effect of common shares contingently issuable upon conversion of convertible debt securities in periods in which such exercise would cause dilution and the effect on net income of converting the debt securities. Fully diluted earnings per share also reflect additional dilution related to stock options using the market price at the end of the period, when higher than the average price for the period.

   STATEMENT OF CASH FLOWS: For purposes of the statement of cash flows, the Company considers as cash equivalents all highly liquid debt instruments with a maturity of three months or less.

   RECLASSIFICATIONS: Certain reclassifications of prior period amounts have been made to conform to the current year's presentation.

NOTE B-ACQUISITIONS AND DISPOSITIONS

     In March 1994, Pretty Paper Company became a wholly-owned subsidiary of the Company, and 115,551 shares of the Company's common stock were issued in exchange for all of the outstanding common stock of Pretty Paper Company. The combination was accounted for as a pooling of interests, and accordingly, the accompanying financial statements have been restated to include the accounts and operations of Pretty Paper Company for all periods prior to the combination. Pretty Paper Company had net revenues of $8.0 million and $5.6 million, and net income (loss) of $342,000 and ($74,000), for the fiscal years 1994 and 1993, respectively. Costs and expenses incurred in connection with this transaction were immaterial and have been charged to expenses in March 1994. In addition, certain shareholders of Pretty Paper Company entered into agreements not to compete with the Company for a period of five years from the date of the pooling in consideration of an aggregate of $300,000.

- --------------------------------------------------------------------------------
Thomas Nelson, Inc. and Subsidiaries

     Effective November 30, 1992, the Company consummated the acquisition of all of the issued and outstanding capital stock of Word. Word produces and distributes Christian recorded and printed music products, and also publishes Christian and inspirational books and Bibles. The purchase price of the capital stock was $68.4 million. The purchase price was funded by the Company's issuance of $55 million of 5 3/4% Convertible Subordinated Notes due in 1999 and by borrowings under the Company's credit facilities. The acquisition has been accounted for as a purchase, and Word's results of operations are included in the Company's consolidated financial statements since the date of acquisition. The total acquisition cost was allocated to the net assets acquired and adjusted in fiscal year 1994, primarily for the recognition of approximately $8 million in a deferred tax asset. There may be additional tax assets available in future years, however, at this time, the Company has not recorded these assets. Any related tax assets recorded in the future will result in an adjustment to goodwill. In addition, the seller entered into an agreement not to compete with the Company for a period of five years from the date of the acquisition for a payment of $3.6 million.
Effective September 27, 1993, the Company sold certain assets of a subsidiary of Word for approximately $4.2 million, which was approximately book value.
No gain or loss was recorded in connection therewith. On a combined basis, the Company and Word would have had unaudited pro forma net revenues of $223.2 million for fiscal 1993.

     In March, 1995 the Company sold substantially all of the assets of a bindery plant for $2.8 million. A $0.7 million gain on the sale is included in other income in the accompanying financial statements.


NOTE C-INVENTORIES

     Inventories consisted of the following at March 31 (in thousands):

                                                                            1995                   l994
                                                                      ---------------         ----------------
     Finished goods                                                   $        59,116         $         58,463
     Work in process and raw materials                                         10,235                    8,531
                                                                      ---------------         ----------------
                                                                      $        69,351         $         66,994
                                                                      ===============         ================

NOTE D-PREPAID EXPENSES

     Prepaid expenses consisted of the following at March 31 (in thousands):

                                                                            1995                    1994
                                                                      ---------------         ----------------
     Direct marketing costs                                           $         4,562         $          2,650
     Prepaid advertising                                                        1,423                      670
     Royalties and production costs                                            11,516                    7,096
     Other                                                                      3,182                      984
                                                                      ---------------         ----------------
                                                                      $        20,683         $         11,400
                                                                      ===============         ================

- --------------------------------------------------------------------------------
Thomas Nelson, Inc. and Subsidiaries


NOTE E-PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at March 31 (in thousands):

                                                                            1995                   l994
                                                                      ---------------         ----------------
     Land                                                             $         1,916         $          1,933
     Buildings                                                                 11,314                   11,229
     Machinery and equipment                                                    8,959                    8,171
     Assets under capital leases                                                2,800                    2,800
     Furniture and fixtures                                                     3,521                    3,190
                                                                      ---------------         ----------------
                                                                               28,510                   27,323
     Less allowance for depreciation
       and amortization                                               (        12,284)        (          9,964)
                                                                      ---------------         ---------------

                                                                      $        16,226         $         17,359
                                                                      ===============         ================

NOTE F-OTHER ASSETS

     Other assets consisted of the following at March 31 (in thousands):

                                                                            1995                   l994
                                                                      ---------------         ----------------
     Prepaid royalties                                                $         9,050         $          6,200
     Production masters, net of accumulated amortization
       of $1,267 and $789, respectively                                         2,089                    1,209
     Non-compete agreements, net of accumulated
       amortization of $2,121 and $1,214, respectively                          2,682                    3,489
     Other                                                                        867                    1,156
                                                                      ---------------         ----------------
                                                                      $        14,688         $         12,054
                                                                      ===============         ================

NOTE G-ACCRUED EXPENSES

     Accrued expenses consisted of the following at March 31 (in thousands):

                                                                            1995                   l994
                                                                      ---------------         ----------------
     Accrued interest                                                 $         1,247         $            969
     Accrued royalties                                                         10,992                    9,980
     Accrued payroll                                                            4,369                    3,043
     Other                                                                      2,950                    4,626
                                                                      ---------------         ----------------
                                                                      $        19,558         $         18,618
                                                                      ===============         ================

     Cash payments for interest were $8.0 million in 1995, $6.2 million in 1994 and $2.4 million in 1993.

NOTE H-LONG-TERM DEBT

     Long-term debt consisted of the following at March 31 (in thousands):

                                                                            1995                   1994
                                                                      ---------------         ----------------
     Industrial Revenue Bonds, 7.65% to
       8.35%, due through 2005                                        $         2,700         $          2,920
     Loan Agreement                                                             4,333                    5,000
     Credit Agreements                                                         58,800                   40,500
     5.75% Convertible Subordinated Notes,
       due in 1999                                                             55,000                   55,000
     Other                                                                        167                       76
                                                                      ---------------         ----------------
                                                                              121,000                  103,496
     Less current portion                                             (           892)        (            878)
                                                                      ---------------         ----------------
                                                                      $       120,108         $        102,618
                                                                      ===============         ================

     At March 31, 1995, Industrial Revenue Bonds were secured by property, plant and equipment with a net book value of approximately $2.3 million.

- --------------------------------------------------------------------------------
Thomas Nelson, Inc. and Subsidiaries


     The Loan Agreement indebtedness is secured by property, plant and equipment related to the warehouse and distribution center expansion completed in June 1992. Interest is at the London Interbank Offered Rate ("LIBOR") plus 1.25%, which was 7.4% at March 31, 1995. Semi-annual principal payments are due through March 2002.

     The Credit Agreements totaling $80 million were obtained in November 1992 from a group of banks, and increased in March, 1995 to $105 million. The primary credit facility provides for a $100 million facility, with any outstanding balance at May 31, 1997 converting to a term loan payable in 16 equal quarterly principal installments thereafter. This credit facility bears interest at either the prime rate or, at the Company's option, the LIBOR plus 1.5%, based on certain financial ratios. At March 31, 1995, the average interest rate was 8.0%. This facility is guaranteed by all of the Company's subsidiaries and the Company has agreed, among other things, to limit the payment of cash dividends to $1.6 million, plus 30% of the Company's cumulative consolidated net income earned after March 31, 1992, and to maintain certain interest coverage, fixed charge coverage, debt-to-total-capital ratios and working capital of at least $60 million. The maximum dividends which the Company may pay for fiscal 1996 would be $4.2 million. Additionally, the Company has a $5 million credit facility which matures July 31, 1996 and bears interest at the prime rate, with covenants which are the same as the $100 million facility. At March 31, 1995, the Company was in compliance with all covenants of the credit facilities. At March 31, 1995, the Company had $46.2 million available under its Credit Agreements.

     During November 1992, the Company issued $55 million of Convertible Subordinated Notes due November 30, 1999, priced at par to yield 5.75%. The notes are convertible into common stock initially at $17.00 per share and are redeemable at the Company's option on or after November 30, 1995, at 103.29% of the principal amount, declining thereafter to 100% on November 30, 1999. This conversion would result in 3,235,294 additional shares outstanding.

     Maturities of long-term debt for the years ending March 31, are as follows (in thousands):

         1996                                                   $         892
         1997                                                           3,207
         1998                                                          15,092
         1999                                                          15,117
         2000                                                          70,117
         2001 and thereafter                                           16,575
                                                                -------------
                                                                $     121,000
                                                                =============

- --------------------------------------------------------------------------------
Thomas Nelson, Inc. and Subsidiaries


NOTE I-LEASES

     Total rental expense for all operating leases, including short-term leases of less than a year, amounted to approximately $2.2 million in 1995, $2.2 million in 1994, and $1.0 million in 1993. Generally, the leases provide that, among other things, the Company shall pay for utilities, insurance, maintenance, and property taxes in excess of base year amounts.

     Minimum rental commitments under non-cancelable leases for the years ending March 31, are as follows (in thousands):

                                                             Operating       Capital
                                                              Leases          Leases
                                                           -------------   -------------
         1996                                              $       2,419   $         818
         1997                                                      2,058              51
         1998                                                      1,622              34
         1999                                                      1,103           --
         2000                                                        495           --
         2001 and thereafter                                       2,103           --
                                                           -------------   -------------
           Total minimum lease payments                    $       9,800             903
                                                           =============
         Less amount representing interest                                 (          43)
                                                                           -------------
         Present value of net lease payments                                         860
           Less current portion                                            (         780)
                                                                           -------------
                                                                           $          80
                                                                           =============

NOTE J-STOCK PLANS

EXECUTIVE STOCK PURCHASE PLAN OF 1986:  The Company has adopted the Executive
     Stock Purchase Plan of 1986, which is administered by the Company's Compensation Committee. There were no offers of investment rights under the Executive Stock Purchase Plan of 1986 that required a contribution by the Company for fiscal 1995, 1994 and 1993. Under this plan, there were 99,186 shares of common stock and 371,809 shares of Class B common stock reserved at March 31, 1995.

1986 STOCK INCENTIVE PLAN:  The Company has adopted the 1986 Stock Incentive
     Plan, which is administered by the Company's Compensation Committee.
     Stock options may be granted under the 1986 Stock Incentive Plan at a price not less than the fair market value ("FMV") of the stock on the date the option is granted and must be exercised not later than five years after the date of grant. Stock options issued to a person then owning more than 10% of the voting power in all classes of the Company's outstanding stock must be granted at a purchase price of not less than 110% of the FMV and exercised within five years from the date of grant. Shares reserved and options outstanding under this plan are as follows:

- --------------------------------------------------------------------------------
Thomas Nelson, Inc. and Subsidiaries


                                   COMMON STOCK                   CLASS B COMMON STOCK                FMV
                       ---------------------------------    ---------------------------------   -----------------
                         Remaining                            Remaining
                           Shares           Outstanding         Shares           Outstanding         Exercise
                          Reserved           Optioned          Reserved           Optioned            Prices
                         For Grant            Shares          For Grant            Shares            Per Share
                       -------------       -------------    -------------       -------------   -----------------
APRIL 1, 1992                 30,000              59,000          126,700             103,700   $  4.05  -$  9.35
Stock Dividend                16,000              26,700           63,375              51,750   (  1.35)-(   3.12)
Exercised                                  (      28,462)                       (      80,038)     2.70  -   5.00
Cancelled                     10,738       (      10,738)             412       (         412)     2.70  -   5.00
                       -------------       -------------    -------------       -------------   -----------------
MARCH 31, 1993                56,738              46,500          190,487              75,000      5.00  -   6.23
Exercised                                  (       9,000)                                          5.00
Cancelled                      1,500       (       1,500)                                          5.00
                       -------------       -------------    -------------       -------------   -----------------
MARCH 31, 1994                58,238              36,000          190,487              75,000      5.00  -   6.23
Granted                (      60,238)            200,000    (     189,762)             50,000     14.40  -  18.40
Stock Dividend                                    54,750              181              16,250   (  1.00) -  (1.83)
Exercised                                  (      15,000)                       (      60,000)     4.00  -   4.40
Cancelled                      2,000       (       2,000)                               --         4.00
                       -------------       -------------    -------------       -------------   -----------------
MARCH 31, 1995                 --                273,750              906              81,250   $  4.00  -$ 18.40
                       =============       =============    =============       =============   =================

1990 DEFERRED COMPENSATION OPTION PLAN FOR OUTSIDE DIRECTORS: The Company has adopted the 1990 Deferred Compensation Option Plan for Outside Directors. Options may be awarded, on or prior to the annual meeting of shareholders or on initial election to the Board of Directors ("Board"), to each Director of the Company who files with the Company an irrevocable election to receive options in lieu of not less than fifty percent (50%) of the retainer fees to be earned during each fiscal year. The option price shall be $1.00 per share with the number of shares being determined by dividing the amount of the annual retainer fee by the fair market value of the shares on the option date less $1.00 per share. The amount of annual retainer fee for options is expensed by the Company as earned. Options granted and outstanding under this plan are as follows:

                                                                                         COMMON STOCK
                                                                                 -----------------------------
                                                                                   Remaining
                                                                                    Shares        Outstanding
                                                                                   Reserved         Optioned
                                                                                   For Grant         Shares
                                                                                 -------------   -------------
APRIL 1, 1992                                                                           90,630           4,228
Stock Dividend                                                                          44,035           2,866
Exercised                                                                                        (       1,057)
Granted                                                                          (       2,560)          2,560
                                                                                 -------------   -------------
MARCH 31, 1993                                                                         132,105           8,597
Granted                                                                          (       3,840)          3,840
                                                                                 -------------   -------------
MARCH 31, 1994                                                                         128,265          12,437
Stock Dividend                                                                          31,023           4,153
Granted                                                                          (       4,175)          4,175
                                                                                 -------------   -------------
MARCH 31, 1995                                                                         155,113          20,765
                                                                                 =============   =============

- --------------------------------------------------------------------------------
Thomas Nelson, Inc. and Subsidiaries


1992 EMPLOYEE STOCK INCENTIVE PLAN: In 1992, the Company's shareholders approved the 1992 Employee Stock Incentive Plan. Stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and other stock-based awards may be granted under this plan. There are 562,500 shares of common stock and 375,000 shares of Class B common stock reserved under this plan at fiscal year end. Restricted stock awards of 132,084 shares of common stock and 55,000 shares of Class B common stock were granted during fiscal 1995. Under the provision of the restricted stock awards, employees may earn 50% of the award in fiscal years 1995 and 1996 based upon achieving performance goals in each year provided the employee does not voluntarily terminate his or her employment for two years subsequent to when an award is earned. Due to the results of fiscal 1995, the Company will issue approximately 66,000 shares of common stock and recognize compensation of approximately $1.3 million over two years which is the period in which the risk of forfeiture lapses.

NOTE K-RETIREMENT PLANS

     The Company has adopted an Employee Stock Ownership Plan ("ESOP") for all eligible officers and employees who are not covered under a profit-sharing plan established through collective bargaining. The Company matches 25% of each employee's 401(k) contributions annually and, in addition, may make retirement contributions to the ESOP at its discretion. Contributions to the ESOP including the Company's matching 401(k) contribution totaled $1.0 million, $0.9 million and $0.7 million in 1995, 1994 and 1993, respectively.


NOTE L-COMMON STOCK

     On March 24, 1995, the Company effected a five-for-four stock split in the form of a 25% stock dividend. All common stock, Class B common stock, dividends per share and earnings per share data has been restated to reflect this five-for-four stock split.

     On September 30, 1992, the Company effected a three-for-two stock split in the form of a 50% stock dividend. All common stock, Class B common stock, dividends per share and earnings per share data has been restated to reflect this three-for-two stock split.

- --------------------------------------------------------------------------------
Thomas Nelson, Inc. and Subsidiaries


NOTE M-INCOME TAXES

     The summary below sets forth the components of the federal and state income tax provision (benefit) for the years ending March 31 (in thousands):

                                                            1995                1994                1993
                                                      -----------------  -----------------   -----------------
          Current:
            Federal                                   $              97  $           4,973   $           3,051
            State                                                   839                417                 313
            Foreign                                                 102                219           -
                                                      -----------------  -----------------   -----------------
                                                                  1,038              5,609               3,364
          Deferred                                                5,601  (           1,062)  (             309)
                                                      -----------------  -----------------   ----------------
          Total                                       $           6,639  $           4,547   $           3,055
                                                      =================  =================   =================



     The deferred income tax provision (benefit) is comprised of the following for the years ending March 31 (in thousands):

                                                                 1995              1994              1993
                                                           ---------------   ---------------   ---------------
          Accelerated depreciation                         $           176   $            91   $            88
          Contributions                                    (           386)               48               147
          Inventory reserve                                          2,100   (           539)              246
          Bad debt and return reserves                               1,281   (           468)  (         1,262)
          Inventory - tax over book                                    612   (           588)  (         1,111)
          Advances and prepaid expenses                              1,717               889               382
          Deferred charges                                              95   (           172)              573
          Accrued liabilities                                            6   (           323)              459
          Other                                                    -                -                      169
                                                           ---------------   ---------------   ---------------
                                                           $         5,601   ($        1,062)  ($         309)
                                                           ===============   ===============   ==============



     The effective income tax rate applicable to income differs from the U.S. federal income tax rate ("statutory rate") for the following reasons:

                                                                           Percent of pre-tax income
                                                                           ------------------------------
                                                                      1995            1994            1993
                                                                  -------------  -------------   -------------
          Effective tax rate                                          36.2%          34.2%          32.7%
          State taxes on income                                   (    4.6    )  (    3.1    )   (   3.3     )
          Other                                                        2.9            3.1            4.6
                                                                  -------------  -------------   ------------
          Statutory rate                                              34.5%          34.2%          34.0%
                                                                  =============  =============   ============


     The deferred tax asset consists primarily of temporary differences in inventory, accounts receivable, advances and prepaid expenses.

     The Company's federal income tax returns have been examined by the Internal Revenue Service for the fiscal years through 1987.

- --------------------------------------------------------------------------------
Thomas Nelson, Inc. and Subsidiaries


     As discussed in Note A, the Company adopted SFAS No. 109 as of the beginning of fiscal 1994. The cumulative effect on the prior years of this change in accounting principle increased fiscal 1994 net income by $0.3 million, or $.03 per share, and is reported in the consolidated statements of income for the year ended March 31, 1994 as a cumulative effect of accounting change. Fiscal 1993 financial statements have not been restated to apply the provisions of SFAS No. 109.

     Cash payments for income taxes were $6.0 million, $0.4 million, and $3.4 million in 1995, 1994 and 1993, respectively.

     A Federal Income Tax receivable of approximately $0.9 million is included in current year consolidated prepaid expenses.


NOTE N-QUARTERLY RESULTS (UNAUDITED)

     Summarized results for each quarter in the fiscal years ended March 31, 1995 and March 31, 1994 are as follows (dollars in thousands, except per share data):

                                       1st Quarter        2nd Quarter        3rd Quarter        4th Quarter
                                     -----------------  -----------------  -----------------  ----------------
1995
- ----
Net revenues                         $          49,103  $          70,512  $          71,086  $         74,406
Gross profit                         $          23,829  $          35,165  $          35,452  $         37,011
Net income (loss)                   ($             544) $           5,623  $           4,815  $          1,816
Net income (loss) per share         ($             .04) $             .42  $             .36  $            .14

1994
- ----
Net revenues                        $           44,839  $          64,363  $          60,728  $         56,504
Gross profit                        $           21,877  $          31,234  $          29,450  $         28,672
Net income (loss)                   ($             829) $           4,560  $           3,823  $          1,527
Net income (loss) per share         ($             .06) $             .34  $             .29  $            .11


NOTE O-COMMITMENTS AND CONTINGENCIES

     The Company has commitments to provide advances to certain artists and authors in connection with products they are developing for the Company. Estimated commitments totalled $28 million at March 31, 1995. The timing of payments will be dependent upon the performance by the authors and artists of conditions provided in the applicable contracts. It is anticipated that a substantial portion of the commitments will be completed within the next three years.

     The Company is subject to various legal proceedings, claims and liabilities, which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

- --------------------------------------------------------------------------------
Thomas Nelson, Inc. and Subsidiaries


NOTE P-FINANCIAL INSTRUMENTS

     The following disclosure of estimated fair value of financial instruments as of March 31, 1995 is made in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using available market information as of March 31, 1995 and 1994, respectively. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market transaction.


                                                          1995                              1994
                                              ----------------------------      ----------------------------
                                                                   (Dollars in thousands)
                                                 Carrying      Estimated           Carrying      Estimated
                                                  Amount       Fair Value           Amount       Fair Value
                                               -----------     -----------        ----------     -----------
CASH AND CASH EQUIVALENTS                      $      779      $      779         $      788     $      788

LONG-TERM DEBT:
  5.75% Convertible Subordinated
     Notes                                     $   55,000      $   65,450         $   55,000     $   65,450
  Credit Agreements                            $   58,800      $   58,800         $   40,500     $   40,500
  Loan Agreement                               $    4,333      $    4,333         $    5,000     $    5,000
  Industrial Revenue Bonds                     $    2,700      $    2,700         $    2,920     $    2,920


     The fair value of the 5.75% Convertible Subordinated Notes is based on the unofficial market for these privately placed instruments. The carrying value of the Company's Credit Agreements and Loan Agreement approximates the fair value. Due to the variable rate nature of the instruments, the interest rate paid by the Company approximates the current market rate demanded by investors; therefore, the instruments are valued at par. The carrying value of the Industrial Revenue Bonds approximates the fair value.

     Financial instruments which potentially subject the Company to credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base.

- --------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- --------------------------------------------------------------------------------
Thomas Nelson, Inc. and Subsidiaries



To the Shareholders and Board of Directors of Thomas Nelson, Inc. and
Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Thomas Nelson, Inc. and Subsidiaries (a Tennessee corporation) as of March 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Nelson, Inc. and Subsidiaries as of March 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1995 in conformity with generally accepted accounting principles.

     As explained in Note M to the financial statements, effective April 1, 1993, the Company changed its method of accounting for income taxes.




                                               ARTHUR ANDERSEN LLP

Nashville, Tennessee
     May 19, 1995

OTHER FINANCIAL INFORMATION
- --------------------------------------------------------------------------------

     The common stock and Class B common stock are traded in the over-the-counter market on The Nasdaq National Market under the symbols TNEL and TNELB, respectively. The following table sets forth the high and low bid prices of the common stock and Class B common stock as reported on The Nasdaq National Market for the periods indicated. On September 30, 1992, a three-for-two stock split in the form of a 50% stock dividend was distributed to the shareholders. On March 24, 1995, a five-for-four stock split in the form of a 25% stock dividend was distributed to the shareholders. The historical per share prices have been adjusted to reflect the split. Subsequent to the fiscal year end, the common stock and Class B common stock began to trade on the New York Stock Exchange.

     Declaration of dividends is within the discretion of the Board of Directors of the Company. The Board considers the payment of dividends on a quarterly basis, taking into account the Company's earnings and capital requirements as well as financial and other conditions existing at the time. The declaration of dividends is subject to certain covenants contained in the Company's primary credit facility. (See Note H to the Consolidated Financial Statements.)


                                         Common                         Class B
                                          Stock                       Common Stock
                               --------------------------       --------------------------      Dividends Paid
                                 High              Low            High            Low           Per Share (a)
                               ----------      ----------       ----------      ----------    ----------------
Fiscal l995
- ------------
  First Quarter                $   17 5/8      $   15 1/4       $   17 5/8      $   16 3/8      $       .032
  Second Quarter                   16 5/8          14 1/4           16 3/8          14 5/8              .032
  Third Quarter                    19 1/4          14 1/4           18 3/4          14 5/8              .032
  Fourth Quarter                   20 3/8          18 3/4           19 3/8          17 5/8              .032
                                                                                                ------------
                                                                                                $       .128
                                                                                                ============

Fiscal 1994
- -----------
  First Quarter                $   14 3/8          $12          $    14         $   12 3/8      $       .032
  Second Quarter                   17 5/8           13 5/8           16 3/4         13 5/8              .032
  Third Quarter                    20 3/4           15 3/4           19 5/8         15 3/4              .032
  Fourth Quarter                   20 1/4           15 5/8           20             17 1/4              .032
                                                                                                ------------
                                                                                                $       .128
                                                                                                ============

(a) Does not include dividends of $.04 per share declared but not paid at March 31, 1995.

     As of May 19, 1995, the Company had approximately 1,145 and 874 shareholders of record of the common stock and the Class B common stock, respectively.