Form 10-K, Exhibit 13
period 1996-03-31
NELSON THOMAS INC
filed 1996-07-03
CIK 71023

EXHIBIT 13


SELECTED FINANCIAL DATA

YEARS ENDED
March 31,                     1996<F1>   1995      1994   1993<F1>   1992
(Dollars in thousands,
except per share data)
===========================================================================
OPERATING RESULTS <F2><F4>
Continuing operations:
  Net revenues             $308,410  $263,711  $225,329  $142,068  $ 98,290
  Operating income
    (loss)                 (    287)   27,406    21,307    13,271    10,299

Net income (loss) <F5>     (  6,236)   12,717    10,020     7,012     6,338
Net loss from discon-
  tinued operations <F6>   (  4,678) (  1,007) (    939) (    730) (    514)
                           --------  --------  --------  --------  --------
Total net income (loss)    ( 10,914)   11,710     9,081     6,282     5,824

============================================================================

FINANCIAL POSITION <F2>
Total assets               $373,596  $249,419  $216,325  $194,850  $ 79,726
Working capital             171,417   124,416   104,539    82,711    44,582
Long-term debt and other
  non-current liabilities   185,649   122,954   107,684   100,070    11,074
Shareholders' equity        122,370    72,729    62,725    55,292    49,043
Current ratio                   3.6       3.3       3.3       3.1       3.3
Long-term debt to total
  capitalization               60.3%     62.8%     63.1%     64.4%     18.4%

============================================================================

PER SHARE DATA <F2><F3><F4>
Net income (loss) per
  share from continuing
  operations <F5>          ($   .39) $    .95  $    .75  $    .53  $    .51
Net loss per share
  from discontinued
  operations <F6>          (    .30) (    .07) (    .07) (    .06) (    .04)
                           --------  --------  --------  --------  --------
   Total net income
    (loss) per share       (    .69)      .88       .68       .47       .47

Dividends declared
  per share                    .160      .136      .128      .117      .085
Book value per share           7.15      5.42      4.70      4.14      3.70
Weighted average
  number of shares
  outstanding (in
  thousands)                 15,718    13,374    13,355    13,268    12,500

============================================================================

<F1>Includes C.R. Gibson operations subsequent to acquisition on
       October 31, 1995 and Word, Incorporated operations subsequent to acquisition on November 30, 1992.
<F2>All financial information has been restated to reflect the pooling of interests with PPC, Inc.
<F3>Per share data has been restated for stock dividends.
<F4>Operating results and per share data have been restated for discontinued
       operations.
<F5>For 1994 net income and per share data from continuing operations includes $336,000 and $0.03, respectively, for accumulated effects of change in accounting principle.
<F6>During March 1996, the Company adopted plans to sell the Christian-
       lifestyle magazines and the radio networks of the Royal Media division and the projected loss on disposal and results of operations for this discontinued operation are included herein.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

=================================================================

OVERVIEW

   During the last three fiscal years, the Company's net revenues have grown at a compound annual rate of approximately 29%. This growth in net revenues has resulted from increased sales of the existing product lines and through the development and acquisition of new product lines. In October 1995, the Company acquired The C.R. Gibson Company ("Gibson") for approximately $67 million in cash; in November 1992 the Company acquired Word, Incorporated ("Word") for approximately $72 million in cash; and in March 1994 the Company merged with PPC, Inc. ("Pretty Paper") in exchange for the issuance of 115,551 shares of the Company's Common Stock. The acquisitions of Gibson and Word were accounted for using the purchase method of accounting with the excess of the purchase price over the fair value of the net assets acquired allocated to goodwill of approximately $46 million and $31 million, respectively. The combination with Pretty Paper was accounted for as a pooling of interests. See Note B of Notes to Consolidated Financial Statements.

   As a result of the acquisition of Word and the further development of the combined product lines, there has been a shift in the Company's product revenue mix with each of music and book products contributing a larger percentage of the Company's net revenues than Bible products. The broader mix of products has also enabled the Company to expand its distribution channels from bookstores to mass market accounts, direct marketing programs, gift stores and specialty retail stores. The acquisition of Gibson and the merger with Pretty Paper expanded the Company's gift product lines and distribution network, which enabled the gift division to grow significantly in fiscal 1996 and fiscal 1995.

   As a result of operating trends which began to adversely affect fiscal 1996 operating results in the second quarter of the fiscal year, the Company decided during the fourth quarter of the fiscal year to discontinue the operations of its Royal Media division, a division which published magazines and operated radio networks directed toward the Christian markets. The negative operating results of the Royal Media division, together with returns at materially higher levels and reduced fourth quarter sales in its publishing and music divisions and its direct marketing division, were the primary factors which resulted in a net loss of $10.9 million for the 1996 fiscal year, including a $4.7 million loss from the discontinued operations of the Royal Media division.

   The following table sets forth for the periods indicated certain selected statements of operations data of the Company expressed as a percentage of net revenues and the percentage change in dollars of such data from the prior fiscal year.



                                                      Fiscal Year to Year
                          Year Ended March 31,        Increase (Decrease)
                      ---------------------------- --------------------------
                        1996      1995     1994    1995 to 1996  1994 to 1995
                      ---------------------------- ------------  ------------
                         (%)      (%)       (%)        (%)           (%)
Net revenues
  Publishing:
   Book                 28.6      32.5     34.2         3.1            11.3
   Bible                23.9      22.8     23.6        22.2            13.2
                      ----------------------------
      Total
       publishing       52.5      55.3     57.8        11.0            12.0
  Music                 28.7      33.8     32.4    (    0.6)           22.2
  Gift                  17.8       9.6      8.8       116.3            27.2
  Other                  1.0       1.3      1.0    (    7.3)           48.7
                      ----------------------------
   Total net
    revenues           100.0     100.0    100.0        16.9            17.0


Expenses:
  Cost of goods sold    56.1      50.4     51.0        30.1            15.7
  Selling, general
   and administrative
   expenses             43.3      38.5     38.8        31.5            16.0
  Amortization of
   goodwill and non-
   compete agreements    0.7       0.7      0.7        15.7            11.8
                      ----------------------------
     Total expenses    100.1      89.6     90.5        30.6            15.8
                      ----------------------------

Operating income
 (loss)              (   0.1)     10.4      9.5    (  101.0)           28.6
Income (loss) from
 continuing
 operations before
 income taxes        (   3.4)      7.6      6.5    (  152.1)           35.4
Loss from discon-
 tinued operations   (   1.5)(     0.4)(    0.4)      364.5             7.2
Net income (loss)    (   3.5)      4.4      4.0    (  193.2)           29.0


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

   The following discussion includes certain forward-looking statements. Actual results could differ materially from those reflected by the forward-looking statements and a number of factors may affect future results, liquidity and capital resources. These factors include softness in the general retail environment, the timing of products being introduced to the market, the level of returns experienced by the operating divisions, the level of margins achievable in the marketplace and the ability to minimize operating expenses. Although the Company believes it has the business strategy and resources needed for improved operations, future revenue and margin trends cannot be reliably predicted and may cause the Company to adjust its business strategy during the 1997 fiscal year.


RESULTS OF OPERATIONS

Fiscal 1996 compared to Fiscal 1995.

     Net revenues for fiscal 1996 increased $44.7 million or 16.9% over fiscal 1995 primarily due to volume increases arising from the introduction of new products in the book, Bible and gift product divisions and the purchase of Gibson on October 31, 1995. Net revenues increased for fiscal 1996 over fiscal 1995 in each of the Company's product lines, except music, as follows: gift products increased by $29.5 million or 116.3%; Bible products increased by $13.3 million or 22.2%; book products increased by $2.7 million or 3.1%; and music products decreased by $0.5 million or 0.6%. Of the increase in net revenues derived from gift products, approximately $26 million was attributed to Gibson for fiscal 1996. Price increases did not have a material effect on net revenues.

     The Company's cost of goods sold for fiscal 1996 increased by $40.1 million or 30.1% over fiscal 1995 and, as a percentage of net revenues, increased from 50.4% to 56.1%. The increase of cost of goods sold, as a percentage of net revenues, was the result of a change in sales mix of market channels as well as

additional  provisions  for  obsolescence  and  unearned  royalty
advances.   Sales  through  the gift  market  channels more  than
doubled from the prior year as a result of the Gibson acquisition while sales through the direct market
channels  decreased as a percentage  of total sales.   Sales made
through the direct marketing to consumers channel approximate retail prices while sales through the gift market channel are at
wholesale prices.    Therefore,  as  gift  market  channel  sales
increased and direct marketing sales decreased as a percentage of the total Company's revenues, cost of sales as a percent of revenues increased for fiscal 1996 over 1995. Furthermore, the increased cost of goods sold resulted from a shift in the mix of sales revenues within the Company's music division from propri-etary music products to non-proprietary (distributed) music products. Distributed music products have lower gross margins. This distributed product revenue increase resulted from the timing and popularity of distributed product releases. During the fourth quarter of fiscal 1996, the Company provided for additional product obsolescence and anticipated unearned royalty advances of approximately $6 million greater than in fiscal
1995.   These provisions were required  as a  result of an
increase in actual return rates from domestic sales, excluding direct sales to consumers, which primarily occurred during the fourth quarter when return rates increased to 29% from 19% a year ago and had the effect of increasing the return rate for the full year of fiscal 1996 to 17.8% as compared to a return rate of 14.5% during fiscal 1995.

     Selling, general and administrative expenses for fiscal 1996 increased by $32.0 million or 31.5% over the comparable period in fiscal 1995. These expenses, expressed as a percentage of net revenues, increased to 43.3% for fiscal 1996 from 38.5% for fiscal 1995. These increases resulted from the expansion of certain direct marketing programs beyond the Company's capacity for fulfillment combined with a more competitive direct marketing sales environment which increased advertising, bad debt and freight costs as a percentage of revenues. In addition, these increases resulted from higher than anticipated marketing program costs within the music division incurred to promote sales of proprietary product. The Company has implemented several initiatives to improve operating margins, including staff reductions and limiting the Company's testing of new product offerings and sale of existing product offerings through direct marketing.

     Interest expense increased 27.7% for fiscal 1996 due to increased average borrowings for the first quarter of the fiscal year for working capital needs and for the third and fourth quarter to fund the Gibson acquisition.

     The Company's effective  tax (benefit) rate  in fiscal  1996
was  (39.9)% compared to 36.2%  for fiscal 1995.   This increased
rate resulted primarily  from higher effective  state tax  rates.
The acquisition of Gibson and expanded sales in states with higher tax rates were contributing factors. See Note M in the notes to consolidated financial statements.

     The Company had a net loss of approximately $10.9 million for fiscal 1996. Included in that loss is a loss from discontinued operations of approximately $4.7 million as a result of the Company's decision during the fourth quarter to discontinue the Christian-lifestyle magazines and the radio networks of the Royal Media division. The loss from discontinued operations includes an operating loss of approximately $2 million and a net loss from the sales and/or disposal of these operations of $2.6 million with expected completion during fiscal 1997.


Fiscal 1995 compared to Fiscal 1994. Net revenues for fiscal 1995 increased by $38.4 million or 17.0% over fiscal 1994 primarily due to volume increases arising from the introduction of new products in each of the Company's product lines. Net revenues increased for fiscal 1995 over fiscal 1994 as follows: music products increased by $16.2 million or 22.2%; book products increased by $8.7 million or 11.3%; Bible products increased by $7.0 million or 13.2%; and gift products increased by $5.4 million or 27.2%. Price increases did not have a material effect on net revenues.

     The Company's cost of goods sold in fiscal 1995 increased by $18.1 million or 15.7% over fiscal 1994 and, as a percentage of net revenues, decreased slightly to 50.4% in fiscal 1995 from 51.0% in fiscal 1994. The slight decrease in cost of goods sold, as a percentage of net revenues, resulted from a change in the mix of product types and distribution channels. During fiscal 1995, the Company derived a greater percentage of its net revenues from direct marketing which typically have higher gross margins than sales through other distribution channels, and higher music sales as a percentage of total sales, which also have greater gross margins than other product types.

     Selling, general and administrative expenses for fiscal 1995 increased by $14.0 million or 16.0% over fiscal 1994. These expenses, expressed as a percentage of net revenues, decreased slightly to 38.5% in fiscal 1995 from 38.8% in fiscal 1994 primarily as a result of volume increases and from cost savings resulting from the consolidation of certain operational departments. This improvement was partially offset by increased sales through direct marketing programs, which have relatively higher selling and marketing costs than sales through other distribution channels.

     Other income for fiscal 1995  increased by $0.7 million over fiscal 1994 due to a gain on the sale of substantially all of the
assets of a bindery  plant in Camden, New Jersey.   See Note B of
Notes to Consolidated Financial Statements.

     Interest expense for fiscal 1995 increased $1.6 million or 22.9% over fiscal 1994 due to increased borrowings and an increase in interest rates.

     The Company's effective tax rate in fiscal 1995 was 36.2% as compared to 34.2% for fiscal 1994. This increase resulted from an increase in the statutory federal tax rate and proportionately more income in states and foreign countries with higher effective tax rates. See Note M of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

   The primary sources of liquidity to meet the Company's future obligations and working capital needs are cash generated from operations and borrowings available under bank credit facilities. At March 31, 1996, the Company had working capital of $171.4 million. At March 31, 1996, the Company had $57.8 million outstanding, and $77.2 million available for borrowing, under its two credit facilities.

   Net cash used in operating activities was $24.2 million, $8.9 million and $0.7 million in fiscal 1996, 1995 and 1994, respectively. The increase in cash used in operations during fiscal 1996 was principally attributable to the loss from operations and the increase in inventories. Inventories increased by $13.2 million primarily as a result of Bible products inventory increases from the introduction of a new translation and in new Bible styles to be utilized over an extended time period. Accounts receivable decreased by $3.9 million in fiscal 1996.

   During fiscal 1996, capital expenditures totaled approximately $4.2 million. The majority of this amount related to capital expenditures for computer equipment, convention booth and building improvements. In fiscal 1997, the Company anticipates capital expenditures of approximately $3.8 million, consisting of computer equipment, warehousing and manufacturing equipment and building improvements.

   The Company's bank credit facilities are unsecured and consist of  a $125  million  credit facility  and  a $10  million  credit
facility (collectively,  the  "Credit  Agreements").    The  $125
million credit facility bears interest at either the prime rate or, at the Company's option, LIBOR plus a percentage, subject to adjustment based on certain financial ratios and matures on
December  13,  2002.   The  $10  million credit  facility,  bears
interest at the prime rate and matures on July 30, 1997. Due to the seasonality of the Company's business, borrowings under the Credit Agreements typically peak during the third quarter of the fiscal year.

   On July 18, 1995, the Company consummated the sale of 2,875,000 shares of its common stock with net proceeds to the Company of approximately $54.4 million. The net proceeds were used to repay a portion of the borrowings under the Credit Agreements.

   The Company  has  outstanding  $62  million  of  senior  notes
("Senior  Notes") which  are unsecured.   The  Senior  Notes bear
interest at rates from 6.93% to 9.5% due through fiscal 2008.

   Under the terms of the Credit Agreements and Senior Notes, the Company has agreed to limit the payment of dividends and to maintain certin interest coverage and debt-to-total capital ratios which are similarly calculated for each debt agreement. At March 31, 1996, the Company was in compliance with all covenants of these debt agreements except for the interest coverage ratio as to which agreements have been executed to provide waivers, modified ratios for each fiscal quarter through quarter ending December 31, 1996, and a return to the original ratio of 1.75 to 1 for the fiscal year March 31, 1997. The Company expects to be in compliance with all of its covenants for each quarter of fiscal 1997 although no assurance can be given that such compliance will be maintained.

   The Company also has outstanding $55 million of 5.75% convertible subordinated notes ("Convertible Subordinated Notes") due November 30, 1999. The Convertible Subordinated Notes presently are convertible into common stock at $17.00 per share and are redeemable at the Company's option after November 30, 1995, at 103.29% of the principal amount, declining annually thereafter to 100% on November 30, 1999.

   Management   believes  cash   generated   by  operations   and
borrowings   available  under  the   Credit  Agreements  will  be
sufficient to fund anticipated working capital requirements for existing operations through fiscal 1997.

CONSOLIDATED STATEMENTS OF OPERATIONS
=======================================================================

Thomas Nelson, Inc. and Subsidiaries

(Dollars in thousands, except per share data)
                                              Years Ended March 31,
                                       ---------------------------------
                                         1996        1995        1994
                                       ----------  ----------  ----------

Net revenues                           $  308,410  $  263,711  $  225,329

Cost of goods sold                        172,956     132,891     114,839
                                       -----------  ----------  -----------
  Gross profit                            135,454     130,820     110,490

Selling, general and
  administrative expenses                 133,651     101,608      87,567
Amortization of goodwill
  and non-compete agreements                2,090       1,806       1,616
                                       ----------  -----------  -----------
  Operating income (loss)              (      287)     27,406      21,307

Other income                                  595         897         227
Interest expense                           10,691       8,375       6,815
                                       ----------  -----------  -----------
Income (loss) from continuing
  operations before income taxes       (   10,383)     19,928      14,719

Provision (benefit) for income taxes   (    4,147)      7,211       5,035
                                       ----------  -----------  -----------
Income (loss) from continuing
  operations before cumulative
  effect of change in accounting
  principle                            (    6,236)     12,717       9,684

Discontinued operations:
  Operating loss, net of applicable
    tax benefits of $1,357, $572,
    and $488, respectively             (    2,045)  (   1,007) (      939)
  Loss on disposal, net of
    applicable tax benefit of $1,748   (    2,633)       --          --
                                       ----------  -----------  -----------
Loss from discontinued operations      (    4,678)  (   1,007) (      939)
                                       ----------  -----------  -----------
Income (loss) before cumulative
  effect of change in accounting
  principle                            (   10,914)     11,710       8,745

Cumulative effect of change in
  accounting principle for income
  taxes                                      --          --           336
                                       ----------  -----------  -----------

NET INCOME (LOSS)                      ($  10,914)  $  11,710  $    9,081
                                       ==========  ===========  ===========
Weighted average
  number of shares outstanding             15,718      13,374      13,355
                                       ==========  ===========  ===========
NET INCOME (LOSS) PER SHARE:
   Income (loss) from continuing
     operations                        ($     .39)  $     .95  $      .72
   Loss from discontinued operations   (      .30)  (     .07) (      .07)
                                       ----------  -----------  -----------
   Income (loss) before cumulative
     effect of change in accounting
     principle                         (      .69)        .88         .65
   Cumulative effect of change in
     accounting principle                   --          --            .03
                                       ----------  -----------  -----------

   NET INCOME (LOSS)                   ($     .69)  $     .88  $      .68
                                       ==========  ===========  ===========

   Fully diluted:
     Income (loss) from continuing
       operations                      ($     .39)  $     .90  $      .72
     Loss from discontinued operations (      .30)  (     .07) (      .07)
                                       ----------  -----------  -----------
     Income (loss) before cumulative
       effect of change in accounting
       principle                       (      .69)        .83         .65
     Cumulative effect of change in
       accounting principle                 --          --            .02
                                       ----------  -----------  -----------

     NET INCOME (LOSS)                 ($     .69)  $     .83  $      .67
                                       ==========  ===========  ===========

See NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
======================================================================

Thomas Nelson, Inc. and Subsidiaries

(Dollars in thousands, except per share data)
                                                 March 31,
                                        ----------------------------
                                            1996          1995
                                        ------------   ------------
ASSETS
  Current assets
    Cash and cash equivalents           $       672    $       767
    Accounts receivable, less
      allowances of $10,959 and
      $9,001, respectively                   99,221         84,725
    Income tax refunds receivable             4,440            870
    Inventories, net                         97,496         69,351
    Prepaid expenses                         18,045         14,725
    Deferred tax asset                       17,120          7,714
                                        ------------   ------------
  Total current assets                      236,994        178,152

  Other assets                               19,347         19,855
  Property, plant and equipment, net         36,634         16,084
  Deferred charges                            3,658          4,149
  Goodwill, less accumulated
    amortization of $3,353 and
    $2,046, respectively                     76,963         31,179
                                        ------------   ------------

TOTAL ASSETS                            $   373,596    $   249,419
                                        ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities
    Accounts payable                    $    30,158    $    32,419
    Accrued expenses                         28,858         19,108
    Dividends payable                           685            537
    Current portion of long-term debt         2,376            892
    Current portion of capital lease
      obligations                               249            780
    Net liability of discontinued
      operations                              3,251          --
                                        ------------   ------------
  Total current liabilities                  65,577         53,736
  Long-term debt                            179,489        120,108
  Capital lease obligations                     527             80
  Deferred tax liability                      3,127          1,410
  Other liabilities                           2,506          1,356

  Commitments and contingencies

  Shareholders' equity
    Preferred stock, $l.00 par
      value, authorized l,000,000
      shares; none issued                     --              --
    Common stock, $1.00 par value,
      authorized 20,000,000 shares;
      issued 16,004,368 and
      12,362,377, respectively               16,004         12,362
    Class B common stock, $l.00
      par value, authorized 5,000,000
      shares; issued 1,112,075 and
      1,067,094, respectively                 1,112          1,067
    Additional paid-in capital               78,825         18,211
    Retained earnings                        26,952         40,538
    Deferred compensation               (       828)          --
    Foreign currency translation
      adjustments                               305            551
                                        ------------   ------------
  Total shareholders' equity                122,370         72,729
                                        ------------   ------------

TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                  $   373,596    $   249,419
                                        ============   ============

See NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
======================================================================

Thomas Nelson, Inc. and Subsidiaries
(Dollars in thousands, except per share data)
                                                         Foreign
                           Class B Additional            Currency    Deferred
                   Common   Common  Paid-in  Retained   Translation  Compensa-
                   Stock    Stock   Capital  Earnings   Adjustments    tion
                  -------- -------  -------- ---------  -----------  --------
Balance at
  April 1, 1993   $ 9,877  $   805  $ 20,667 $  23,463  $       480  $   --
Net income                                       9,081
Common stock
  issued:
  Option plans -
    9,000 common        9                 36
Dividends declared
  - $0.128                                   (   1,696)
PPC, Inc. common
  stock:
  Dividends declared                         (     197)
  Net issued                             279
Foreign currency
  translation
  adjustments                                           (        79)
Class B common
  stock converted
  to common stock       5  (     5)
                  -------- -------  -------- ---------  -----------  --------
Balance at
  March 31, 1994    9,891      800    20,982    30,651          401      --
Net income                                      11,710
Common stock
  issued:
  Option plans -
  10,500 common
    and 60,000
    Class B
    common
    shares             11       60       306
  Retirement for
    option
    payments
    15,038 common
    and 180 Class
    B common
    shares         (   15)          (    348)
Dividends declared
  - $0.136                                   (   1,823)
Executive Stock
  Purchase Plan
  Retired 2,255
  shares of
  common           (    2)          (     26)
Foreign currency
  translation
  adjustments                                                   150
Stock dividend
  - 25%             2,471      213  (  2,703)
Class B common
  stock converted
  to common stock       6  (     6)
                  -------- -------  -------- ---------  -----------  --------
Balance at
  March 31, 1995    12,362   1,067    18,211    40,538          551      --
Net loss                                     (  10,914)
Common stock
  issued:
  Option plans -
  26,738 common
    and 18,750
    Class B
    common shares      27       19       153
  Retirement for
    option payments
    7,349 common
    shares         (    7)          (    141)
  Incentive plan
    stock awards -
    49,294 common
    shares and
    26,250 Class B
    common shares      49       26       614
  Common stock
    offering        2,875             51,521
  C.R. Gibson
    ESOP - 698,308
    common shares     698              8,467
Dividends declared
  - $0.16                                    (  2,672)
Deferred
  compensation                                                       (   828)
Foreign currency
  translation
  adjustments                                           (       246)
                  -------- -------  -------- ---------  -----------  --------

Balance at
  March 31, 1996  $16,004  $ 1,112  $ 78,825 $  26,952  $       305   ($ 828)
                  ======== =======  ======== =========  ===========   =======

See NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
======================================================================

Thomas Nelson, Inc. and Subsidiaries
(Dollars in thousands)                       Years Ended March 31,
                                      ----------------------------------
                                         1996        1995        1994
                                      ----------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                   ($   6,236) $   12,717  $   10,020
  Adjustments to reconcile net
    income to net cash provided
    by (used in) operations:
    Depreciation and amortization           9,018      5,862       5,343
    Deferred income taxes             (     3,924)     5,601  (    1,062)
    Cumulative effect of change
      in accounting principle                --         --    (      336)
    Effect of exchange rate
      changes on cash                 (        23)         2  (        7)
    Loss (gain) on sale of
      property, plant and
      equipment                       (       449) (     702)         61
    Deferred compensation                     222       --          --
    Changes in assets and
      liabilities, net of
      acquisitions and
      disposals:
      Accounts receivable, net              3,918  (  26,853) (    8,685)
      Income tax refunds
        receivable                    (     3,570) (     870)       --
      Inventories                     (    13,200) (   2,713) (   13,025)
      Prepaid expenses                (     1,116) (   7,841) (      800)
      Accounts payable and
        accrued expenses              (     8,336)    12,194       3,651
      Income taxes currently
        payable and deferred                 --    (   4,471)      5,244
                                      -----------  ----------  ----------
          Net cash provided by
          (used) in continuing
          operations                  (    23,696) (   7,074)        404
                                      -----------  ----------  ----------
  Discontinued operations:
    Loss from discontinued
      operations                      (     2,045) (   1,007) (      939)
    Loss on disposal of
      discontinued operations         (     2,633)      --          --

    Items not affecting cash, net           4,503       --          --
    Cash used for discontinued
      operations                      (       362) (     867) (      193)
                                      -----------  ----------  ----------
          Net cash used by
          discontinued operations     (       537) (   1,874) (    1,132)
                                      -----------  ----------  ----------
Net cash used in operating
  activities                          (    24,233) (   8,948) (      728)
                                      -----------  ----------  ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                (     4,194) (   2,191) (    2,284)
  Proceeds from sale of property,
    plant and equipment                       854         23          34
  Proceeds from sale of business
    assets                                  --         2,823       4,155
  Purchase of net assets of
    acquired companies -
    net of cash received              (    70,217) (     187)      --
  Changes in other assets and
    deferred charges                  (     1,809) (   4,975) (    5,487)
                                      -----------  ----------  ----------
Net cash used in investing
  activities                          (    75,366) (   4,507) (    3,582)
                                      -----------  ----------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings (payments) under
    line of credit                    (     1,000)    18,300       9,298
  Proceeds from issuance of
    long-term debt                         50,000       --          --
  Payments on long-term debt          (     9,375) (     892) (      195)
  Payments on capital lease
    obligations                       (       901) (     723) (      566)
  Changes in other liabilities        (       774) (   1,646) (    2,542)
  Dividends paid                      (     2,524) (   1,713) (    1,888)
  Proceeds from issuance of
    common stock                           64,449        377         433
  Common stock retired                (       148) (     391) (      108)
                                      -----------  ----------  ----------
Net cash provided by financing
  activities                               99,727     13,312       4,432
                                      -----------  ----------  ----------

EFFECT OF TRANSLATION RATE CHANGES    (       223)       148  (       72)
                                      -----------  ----------  ----------
Net increase (decrease) in

  cash and cash equivalents           (        95)         5          50
Cash and cash equivalents
    at beginning of year                      767        762         712
                                      -----------  ----------  ----------
Cash and cash equivalents
    at end of year                    $       672 $      767  $      762
                                      ===========  ==========  ==========
Supplemental disclosures of
  noncash investing and
  financing activities:
  Non-compete agreements              $     --    $    --     $      300
  Capital lease obligations
    incurred to lease new
    equipment                         $       674 $    --     $      764
  Dividends accrued and unpaid        $       685 $      537  $      428

See NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
=================================================================

Thomas Nelson, Inc. and Subsidiaries


NOTE A-DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT
       ACCOUNTING POLICIES

     DESCRIPTION OF THE BUSINESS:  Thomas Nelson, Inc. (a
       Tennessee corporation) and Subsidiaries (the "Company"), is a publisher, producer and distributor of books and recorded music emphasizing Christian, inspirational and family value themes. The Company also designs and markets a broad line of gift and stationery products. The principal markets for the Company's products are Christian bookstores, general bookstores, mass merchandisers, gift stores and direct marketing to consumers in English-speaking countries.

     PRINCIPLES OF CONSOLIDATION: The consolidated financial
       statements consist of the accounts of the Company including its subsidiaries, Word, Incorporated ("Word"), The C.R. Gibson Company ("Gibson"), and PPC, Inc. ("Pretty Paper"). See Note B for additional information. The consolidated statement of operations for the year ended March 31, 1996, includes Gibson operations for the five months ended March 31, 1996. All financial data presented in the consolidated financial statements and notes thereto have been restated for all periods shown to include the accounts of Pretty Paper under the pooling-of-interests method of accounting. All intercompany transactions and balances have been eliminated.

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

     INVENTORIES: Inventories are stated at the lower of cost or market  using the  first-in,  first-out  (FIFO)  valuation
       method.   Costs  of  the  production  and  publication  of
       products  are  included   in  inventory  and  charged   to
       operations when sold or when otherwise disposed. Costs of abandoned publishing projects and appropriate provisions for inventory obsolescence and decreases in market value are charged to operations on a current basis.

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

     PREPAID EXPENSES: Prepaid expenses consist primarily of
       royalty advances  and certain  production  costs of  music
       products.   These costs  are  expensed over  the  expected
       benefit periods.

     DEFERRED CHARGES:  Deferred charges consist primarily of
       loan issuance costs which are being amortized over the average life of the related debt. Also included are publication costs that are expected to be of significant benefit to future periods and other deferred charges, all of which are amortized over periods not to exceed 60 months.

     OTHER ASSETS: Other assets consist primarily of costs of copyright production masters which are amortized over periods not to exceed 60 months, a non-compete agreement related to the Word acquisition which is being amortized over 60 months (the term of the agreement), prepaid royalty and production advances for works and projects which are not expected to be released within the next fiscal year and direct marketing costs expected to benefit future periods.

     INCOME TAXES:  Income taxes are accounted for in accordance
       with SFAS 109,  "Accounting for Income  Taxes."   Deferred
       income  taxes  are   provided  for  temporary  differences
       between the financial statement and income tax basis of assets and liabilities. The Company had adopted SFAS 109 effective April 1, 1993, the first day of its fiscal 1994 operations. See Note M for additional information.

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

     COMPUTATION OF NET INCOME PER SHARE: Net income per share is computed by dividing net income by the weighted average number of common and Class B common shares outstanding during the year, which includes the additional dilution related to stock options. The fully diluted per share computation reflects the effect of common shares contingently issuable upon conversion of convertible debt securities in periods in which such exercise would cause dilution and the effect on net income of converting the debt securities.

     STATEMENT OF CASH FLOWS: For purposes of the statement of cash flows, the Company considers as cash equivalents all highly liquid debt instruments with a maturity of three months or less.

     ACCOUNTING ESTIMATES:  The preparation of financial
       statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     NEWLY ISSUED ACCOUNTING STANDARD:  In 1995, the Financial
       Accounting Standards  Board issued Statement  of Financial
       Accounting   Standards  No.   121,  "Accounting   for  the
       Impairment of Long-Lived Assets  and for Long-Lived Assets
       To Be Disposed Of" ("SFAS 121").   Adoption of SFAS 121 is
       required  for  fiscal years  beginning after  December 15,
       1995.   Although the Company  does not plan  to adopt SFAS
       121 until fiscal 1997, it has determined that the adoption of the pronouncement will not have a material impact on its financial statements.

     RECLASSIFICATIONS:  Certain reclassifications of prior
       period amounts have  been made to  conform to the  current year's presentation.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
=================================================================

Thomas Nelson, Inc. and Subsidiaries


NOTE B-ACQUISITIONS AND DISPOSITIONS

     In March 1994, Pretty Paper became a wholly-owned subsidiary of the Company, and 115,551 shares of the Company's common stock were issued in exchange for all of the outstanding common stock of Pretty Paper. The combination was accounted for as a pooling of interests, and accordingly, the accompanying financial statements have been restated to include the accounts and operations of Pretty Paper for all periods prior to the combination.

     The Company completed its $9.00 per share cash tender offer effective October 31, 1995, for the outstanding shares of common stock of Gibson for approximately $67 million. The purchase price was funded by the Company's issuance of $50 million of the Company's Senior Notes and by borrowings under the Company's Credit Agreements. See Note H for additional information. Gibson, headquartered in Norwalk, Connecticut, manufactures and markets a wide range of paper, gift and stationery products, primarily under the C.R. Gibson, Creative Papers and Clinton Prints brand names. Products include baby and wedding memory books, stationery, giftwrap, greeting cards and paper tableware.

     The Gibson acquisition has been accounted for as a purchase, and Gibson's results of operations are included in the Company's consolidated financial statements since the date of acquisition. The total acquisition cost has been allocated to the net assets acquired based on the information currently available as to the estimated fair values. An evaluation of the acquired assets and liabilities is in progress. Upon completion of the evaluation, net additions or reduction, if any, in the fair values currently assigned will be credited, or charged, to cost in excess of fair value of assets acquired (goodwill). The purchase price has been tentatively allocated to the purchased assets and assumed liabilities as follows (in thousands):
       Working capital, net                        $  7,428
       Property, plant and equipment, net            20,138
       Goodwill                                      45,974
       Other assets                                   9,607
       Other liabilities                           ( 15,743)
                                                   ---------
                                                   $  67,404
                                                   =========

     The following unaudited pro forma information combines the consolidated results of operations of the Company and Gibson as if the acquisition had occurred on April 1, 1994, after giving effect to amortization of goodwill and interest expense on borrowings to finance the acquisition. The pro forma information is not necessarily indicative of the results of operations which would have actually been obtained during such periods. While the Company believes that it will realize certain long-term synergies through the integration of certain operating functions, there can be no assurances that such synergies can be realized, and no amounts have been reflected in the pro forma adjustments to reflect such anticipated synergies.

                                                         Unaudited
                                                   Years Ended March 31,
                                                   ----------------------
                                                      1996          l995
                                                   ---------      ---------
                                         (In thousands, except per share data)
       Net revenues                                $ 348,939      $ 314,132
       Net income (loss) from
         continuing operations                     ($ 12,415)     $  11,860
       Net income (loss) per share
         from continuing operations                ($    .79)     $     .89

NOTE C-INVENTORIES

     Inventories consisted of the following at March 31 (in thousands):

                                                      1996          l995
                                                   ---------      ---------
       Finished goods                              $  77,318      $  59,116
       Work in process and raw materials              20,178         10,235

                                                   ---------      ---------
                                                   $  97,496      $  69,351
                                                   =========      =========

NOTE D-PREPAID EXPENSES

     Prepaid expenses consisted of the following at March 31 (in thousands):

                                                      1996          1995
                                                   ---------      ---------
       Royalties and production costs              $  16,236      $  11,516
       Other                                           1,809          3,209
                                                   ---------      ---------
                                                   $  18,045      $  14,725
                                                   =========      =========

NOTE E-PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at March 31 (in thousands):

                                                      1996          l995
                                                   ---------      ---------
       Land                                        $   4,948      $   1,916
       Buildings                                      19,885         11,314
       Machinery and equipment                        25,317          8,817
       Furniture and fixtures                          4,541          3,521
       Assets under capital leases                     3,475          2,800
                                                   ---------      ---------
                                                      58,166         28,368
       Less allowance for depreciation
         and amortization                          (  21,532)     (  12,284)
                                                   ---------      ---------
                                                   $  36,634      $  16,084
                                                   =========      =========

NOTE F-OTHER ASSETS

     Other assets consisted of the following at March 31 (in thousands):

                                                      1996          l995
                                                   ---------      ---------
       Prepaid royalties                           $  10,531      $   9,050
       Direct marketing costs                          1,605          4,562
       Production masters, net of accumulated
         amortization of $1,785 and $1,267,
         respectively                                  1,734          2,089
       Non-compete agreements, net of
         accumulated amortization of $3,059
         and $2,121, respectively                      1,744          2,682
       Other                                           3,733          1,472
                                                   ---------      ---------
                                                   $  19,347      $  19,855
                                                   =========      =========

NOTE G-ACCRUED EXPENSES

     Accrued expenses consisted of the following at March 31 (in thousands):

                                                      1996          l995
                                                   ---------      ---------
       Accrued royalties                           $  12,361      $  10,992
       Accrued payroll                                 6,111          4,960
       Accrued integration costs                       3,296            --
       Accrued interest                                3,263          1,247
       Other                                           3,827          1,909
                                                   ---------      ---------
                                                   $  28,858      $  19,108
                                                   =========      =========

     Cash payments for interest were $9.6 million in 1996, $8.0 million in 1995 and $6.2 million in 1994.


NOTE H-LONG-TERM DEBT

     Long-term debt consisted of the following at March 31 (in thousands):

                                                      1996          1995
                                                   ---------      ---------
       Industrial Revenue Bonds, 7.75% to
         8.35%, due through 2005                   $   2,475      $   2,700
       Loan Agreement                                  3,667          4,333
       Credit Agreements                              57,800         58,800
       Senior Notes                                   62,000            --
       Convertible Subordinated Notes                 55,000         55,000
       Other                                             923            167
                                                   ---------      ---------
                                                     181,865        121,000
       Less current portion                        (   2,376)     (     892)
                                                   ---------      ---------
                                                   $ 179,489      $ 120,108
                                                   =========      =========

     At March 31,  1996, Industrial Revenue Bonds were secured by
property,  plant  and   equipment  with  a  net   book  value  of
approximately $2.1 million.

     The Loan Agreement indebtedness is secured by property, plant and equipment related to the Company's Nashville warehouse and distribution center expansion completed in June 1992. Interest payable monthly is at the London Interbank Offered Rate ("LIBOR") plus 1.25%, which was 6.6875% at March 31, 1996. Semi-annual principal payments are due through March 2002.

     The Company  has Credit Agreements totaling  $135 million as of March 31, 1996.  In January 1996,  the primary credit facility
("Credit Facility") was amended to provide $125 million  maturing in fiscal 2003.  The Credit Facility bears interest at either the prime  rate or,  at  the  Company's  option,  the  LIBOR  plus  a
percentage,  based on  certain  financial ratios.   At  March 31,
1996, the average interest rate was 6.0%. The Credit Facility is guaranteed by all of the Company's material subsidiaries and the Company has agreed, among other things, to limit the payment of cumulative cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. The maximum dividends which the Company may pay for fiscal 1997 are $2.9 million.
Additionally, the Company has a $10 million credit facility which

matures July 30, 1997, and bears interest at the prime rate, with covenants which are the same as the Credit Facility. At March 31, 1996, the Company was in compliance with all covenants of the Credit Agreements or had obtained appropriate waivers. At March 31, 1996, the Company had $77.2 million available under its Credit Agreements.

     The Company has outstanding $62 million of Senior Notes which bear interest at rates from 6.93% to 9.5% and are due through fiscal 2008. Under the terms of the Senior Notes, the Company has agreed, among other things, to limit the payment of cash dividends and to maintain certain interest coverage and debt-to-total capital ratios. The maximum dividends which the Company may pay for fiscal 1997 are $2.9 million. At March 31, 1996, the Company was in compliance with all covenants of the Senior Notes or had obtained appropriate waivers.

     The Company has issued $55 million of Convertible Subordinated Notes due November 30, 1999, priced at par to yield 5.75%. The notes are convertible into common stock initially at $17.00 per share and are redeemable at the Company's option after November 30, 1995, at 103.29% of the principal amount, declining thereafter to 100% on November 30, 1999. This conversion would result in 3,235,294 additional shares outstanding.

     Maturities of long-term debt for the years ending March 31, are as follows (in thousands):

       1997                                        $   2,376
       1998                                            3,780
       1999                                            4,838
       2000                                           60,889
       2001                                            3,889
       2002 and thereafter                           106,093
                                                   ---------
                                                   $ 181,865
                                                   =========

NOTE I-LEASES

     Total rental expense for all operating leases, including short-term leases of less than a year, amounted to approximately $3.1 million in 1996, $2.2 million in 1995, and $2.2 million in 1994. Generally, the leases provide that, among other things, the Company shall pay for utilities, insurance, maintenance, and property taxes in excess of base year amounts.
     Minimum rental commitments under non-cancelable leases for the years ending March 31, are as follows (in thousands):

                                                    Operating     Capital
                                                     Leases        Leases
                                                   ---------      ---------
       1997                                        $   2,981      $     249
       1998                                            2,159            289
       1999                                            1,643            254
       2000                                              564             89
       2001                                              428           --
       2002 and thereafter                             1,845           --
                                                   ---------      ---------
         Total minimum lease payments              $   9,620            881
                                                   =========
       Less amount representing interest                          (     105)
                                                                  ---------
       Present value of net lease payments                              776
         Less current portion                                     (     249)
                                                                  ---------
                                                                  $     527
                                                                  =========


NOTE J-STOCK PLANS

1986  STOCK INCENTIVE PLAN:   The Company adopted  the 1986 Stock
   Incentive Plan, which is administered by the Company's Compensation Committee. Stock options were granted under the 1986 Stock Incentive Plan at a price not less than the fair market value ("FMV") of the stock on the date the option is granted and must be exercised not later than five years after the date of grant. Stock options issued to a person then owning more than 10% of the voting power in all classes of the Company's outstanding stock were granted at a purchase price of not less than 110% of the FMV and must be exercised within five years from the date of grant. The 1986 Stock Incentive Plan terminated in March 1996 and options outstanding remain in effect until exercised or expired. Options outstanding under this plan are as follows:



CAPTION

                   COMMON STOCK         CLASS B COMMON STOCK        FMV
               ---------------------   ----------------------  -------------
               Remaining    Out-       Remaining      Out-
                Shares    standing      Shares      standing     Exercise
               Reserved   Optioned     Reserved     Optioned      Prices
               For Grant   Shares      For Grant     Shares      Per Share
               ---------- ---------    ----------  ----------  --------------
April 1,
  1993            56,738     46,500      190,487       75,000  $ 5.00-$ 6.23
Exercised           --    (   9,000)        --           --      5.00
Cancelled          1,500  (   1,500)        --           --      5.00
               ---------- ---------    ----------  ----------  --------------
March 31,
  1994            58,238     36,000      190,487       75,000    5.00-  6.23
Granted        (  60,238)   200,000    ( 189,762)      50,000   14.40- 18.40
Stock
  Dividend          --       54,750          181       16,250  ( 1.00)-(1.83)
Exercised           --    (  15,000)        --     (   60,000)   4.00-  4.40
Cancelled          2,000  (   2,000)        --           --      4.00
               ---------- ---------    ----------  ----------  --------------
March 31,
 1995               --      273,750          906       81,250    4.00- 18.40
Exercised           --    (  21,094)        --     (   18,750)   4.00
Cancelled         29,344  (  29,344)        --           --      4.00
Plan
  terminated   (  29,344)      --      (     906)        --       --
               ---------- ---------    ----------  ----------  --------------
March 31,
  1996              --      223,312         --         62,500  $14.40-$15.84
               ========== =========    ==========  ==========  ==============


1990  DEFERRED COMPENSATION  OPTION PLAN  FOR  OUTSIDE DIRECTORS:
   The Company has adopted the 1990 Deferred Compensation  Option
   Plan for Outside Directors, which is administered by the Company's Compensation Committee. Options may be awarded, on or prior to the annual meeting of shareholders or on initial election to the Board of Directors ("Board"), to each Director of the Company who files with the Company an irrevocable election to receive options in lieu of not less than fifty percent (50%) of the retainer fees to be earned during each
   fiscal year.   The option price shall be  $1.00 per share with
   the number of shares being  determined by dividing the  amount of the annual retainer fee by the fair market value of the shares on the option date less $1.00 per share. The amount of annual retainer fee for options is expensed by the Company as
   earned.   Options granted and outstanding under  this plan are
   as follows:

                                            COMMON STOCK
                                     --------------------------
                                     Remaining
                                       Shares        Outstanding
                                      Reserved         Optioned
                                     For Grant          Shares
                                     ---------         ---------
          April 1, 1993                132,105             8,597
          Granted                    (   3,840)            3,840
                                     ---------         ---------
          March 31, 1994               128,265            12,437
          Stock Dividend                31,023             4,153
          Granted                    (   4,175)            4,175
                                     ---------         ---------
          March 31, 1995               155,113            20,765
          Granted                    (   3,030)            3,030
                                     ---------         ---------
          March 31, 1996               152,083            23,795
                                     ========          =========

1992  EMPLOYEE STOCK INCENTIVE PLAN:  The Company has adopted the
   1992 Amended and Restated Employee Stock Incentive Plan, which is administered by the Company's Compensation Committee. Stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and other stock-based awards may be granted to employees under this plan. In addition, 140,000 shares of common stock have been authorized for issuance under this plan for annual stock option grants to each of the Company's outside directors for the purchase of 2,000 shares of common stock. Stock options have been granted under this plan as indicated in the table below. In addition, for fiscal 1995 and 1996, restricted stock awards were granted. Under the provision of the restricted stock awards, employees may earn 50% of the award in fiscal years 1995 and 1996 based upon achieving performance goals in each year provided the employee does not terminate his or her employment for two years subsequent to when an award is earned. During fiscal 1996, the Company issued 51,376 shares of common stock and 24,168 shares of Class B common stock pursuant to such restricted stock awards. Compensation expense of $0.7 million related to this plan was recognized during fiscal 1996.


                                    Outstanding      Outstanding      FMV
                     Remaining     Award Shares     Option Shares   --------
                      Shares      ---------------   --------------  Exercise
                     Reserved     Common  Class B   Common Class B   Prices
                     For Grant    Stock    Stock    Stock   Stock   Per Share
                     ---------   -------- -------  ------- -------  ---------
Balance at
 April 1, 1994         750,000       --       --       --      --   $    --
Awards Granted      (  187,084)   132,084   55,000     --      --        --
Stock Dividend         187,500       --       --       --      --        --
                    ----------   -------- -------- ------- -------  ---------
Balance at
 March 31, 1995        750,416    132,084   55,000     --      --        --
Awards Cancelled        21,136   ( 17,804) ( 3,332)    --      --        --
Awards Issued             --     ( 51,376) (24,168)    --      --        --
Options Granted     (  635,500)      --       --    305,500 330,000    18.375
Shares Authorized    1,202,500       --       --       --      --        --
                    ----------   -------- --------  ------- -------  --------
Balance at
 March 31, 1996      1,338,552     62,904   27,500  305,500 330,000  $ 18.375
                    ==========   ======== ========  ======= =======  ========

NOTE K-RETIREMENT PLANS

     The Company has adopted the Thomas Nelson, Inc. Employee Stock Ownership Plan ("Company ESOP") which includes a 401(k)
feature.   In addition, Gibson  maintains The C.R. Gibson Company
Employee Stock Ownership Plan ("Gibson ESOP") and The C.R. Gibson Company Savings and Investment Plan ("Gibson 401(k) Plan"). The Company ESOP covers all eligible officers and employees other than those employed by Gibson. The Company, at its discretion, matches each employee's 401(k) contribution annually and, in addition, may make retirement contributions to the ESOP at its discretion. The Gibson ESOP and Gibson 401(k) Plan benefit all
eligible Gibson employees.   Gibson, at  its discretion,  matches
each   Gibson  employee's   401(k)  contributions   annually  and
contributes   4%  of   the  first   $6,600  of   a  participant's
compensation in the Gibson 401(k) Plan.   Annual contributions to
the Gibson ESOP are a percentage of compensation in accordance with the plan provisions and are used to repay the loan to the Company and to acquire additional shares of common stock. The shares acquired by the Gibson ESOP through the loan are released and allocated to the participants as the loan is paid by contributions. The Company's contributions to these retirement plans including matching contributions totaled $1.5 million, $1.0 million and $0.9 million in 1996, 1995 and 1994, respectively. NOTE L-COMMON STOCK

     On March 24, 1995, the Company effected a five-for-four stock split in the form of a 25% stock dividend. All common stock, Class B common stock, dividends per share and earnings per share data has been restated to reflect this five-for-four stock split.

     On July 24, 1995, the Company sold 2,875,000 shares of Common Stock at $20.00 per share to a group of underwriters in a registered public offering. The net proceeds to the Company of approximately $54.6 million were used to repay amounts outstanding under the Company's bank Credit Agreements.


NOTE M-INCOME TAXES

     The Company adopted SFAS 109 "Accounting for Income Taxes" effective April 1, 1993. The adoption of SFAS 109 at the inception of its fiscal 1994 resulted in a cumulative effect of change in accounting principle of $0.3 million, or $.03 per share, and is reported in the consolidated statement of operations for fiscal year ended March 31, 1994.

     The  income  tax  provision  is  comprised  of  the  expense
(benefit) as follows (in thousands):

                                               1996      1995      1994
                                             --------  --------  --------
                Current:
                   U.S. federal              ($ 3,604) $     97  $  4,973
                   State                          150       839       417
                   Foreign                        126       102       219
                                             --------  --------  --------
                       Total current         (  3,328)    1,038     5,609

                Deferred                     (  3,924)    5,601  (  1,062)
                                             --------  --------  --------
                Total tax provision          ($ 7,252) $  6,639  $  4,547
                                             ========  ========  ========


     SFAS  109 permits the recognition of a deferred tax asset if

it is more likely than not that the future tax benefit will be realized. The Company believes that, based on its history of profitable operations, the net deferred tax asset of $14.0 million will be realized on future tax returns, primarily from the generation of future taxable income. The net deferred tax asset is comprised of the following (in thousands):

                                                         1996      1995
                                                       --------  --------
                Accelerated depreciation               ($ 2,913) ($ 1,396)
                Deferred charges                       (    779) (    424)
                Contributions                             1,663       450
                Inventory obsolescence reserve            4,748     3,032
                Bad debt and returns reserves             4,051     3,298
                Inventory-unicap tax adjustment           3,142     3,486
                Advances and prepaid expenses             2,478     1,540
                Accrued liabilities                       3,559     1,442
                Discontinued operations                   1,665       --
                Other                                     1,769  (     51)
                Valuation allowance                    (  5,390) (  5,073)
                                                       --------  --------
                   Net deferred tax asset              $ 13,993  $  6,304
                                                       ========  ========

     Reconciliation of the statutory federal income tax rate to the Company's effective rate is as follows:

                                               1996      1995      1994
                                             --------  --------  --------
     U.S. federal statutory tax rate
       provision (benefit)                   (   34.0%)    34.5%     34.2%

     State taxes on income                   (    6.7%)     4.6%      3.1%

     Other                                         .8% (    2.9%)(    3.1%)
                                             --------  --------  --------
          Effective tax rate                 (   39.9%)    36.2%     34.2%
                                             ========  ========  ========

     Cash  payments  for income  taxes  were  $0.9 million,  $6.0 million, and $0.4 million in 1996, 1995 and 1994, respectively.


NOTE N-QUARTERLY RESULTS (UNAUDITED)

     Summarized results for each quarter in the fiscal years ended March 31, 1996 and 1995 are as follows (dollars in thousands, except per share data):

                            1st Quarter 2nd Quarter 3rd Quarter 4th Quarter
                            ----------- ----------- ----------- -----------
1996
- -----
     Net revenues            $  60,299   $  80,531   $  86,238   $  81,342
     Gross profit            $  31,721   $  37,393   $  40,716   $  25,624
     Net income (loss)
       from continuing
       operations           ($      86)  $   3,943   $   2,081  ($  12,174)
     Net loss from
       discontinued
       operations           ($     272) ($     501) ($     433) ($   3,470)
     Net income (loss)      ($     358)  $   3,442   $   1,648  ($  15,646)
     Net income (loss)
       per share from
       continuing
       operations           ($    0.01)  $   0.25    $   0.13   ($    0.72)
     Net loss per share
       from discontinued
       operations           ($    0.02) ($   0.03)  ($   0.03)  ($    0.21)
     Net income (loss)
       per share            ($    0.03)  $   0.22    $   0.10   ($    0.93)

1995
- -----
     Net revenues            $  48,874   $ 70,177    $ 70,761    $  73,899
     Gross profit            $  23,696   $ 34,926    $ 35,386    $  36,812
     Net income (loss)
       from continuing
       operations           ($     445)  $   6,065   $   5,022   $   2,075
     Net loss from
       discontinued
       operations           ($      99) ($     442) ($     207) ($     259)
     Net income (loss)      ($     544)  $   5,623   $   4,815   $   1,816
     Net income (loss)
       per share from
       continuing
       operations           ($    0.03)  $    0.45   $    0.38   $    0.16
     Net loss per share
       from discontinued

       operations           ($    0.01) ($    0.03) ($    0.02) ($    0.02)
     Net income (loss)
       per share            ($    0.04)  $    0.42   $    0.36   $    0.14


NOTE O-COMMITMENTS AND CONTINGENCIES

     The Company has commitments to provide advances to certain artists and authors in connection with products they are developing for the Company. Estimated commitments totaled $23.9 million at March 31, 1996. The timing of payments will be dependent upon the performance by the authors and artists of conditions provided in the applicable contracts. It is anticipated that a substantial portion of the commitments will be completed within the next five years.

     The Company is subject to various legal proceedings, claims and liabilities, which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.


NOTE P-FINANCIAL INSTRUMENTS

     The following disclosure of estimated fair value of financial instruments as of March 31, 1996 is made in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using available market information as of March 31, 1996 and 1995, respectively. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market transaction (in thousands):

                                   1996                  1995
                           --------------------  ----------------------
                           Carrying   Estimated  Carrying     Estimated
                            Amount   Fair Value   Amount     Fair Value
                           --------------------  ----------------------
CASH AND CASH EQUIVALENTS $    672  $     672    $    767  $     767

LONG-TERM DEBT:
   Industrial Revenue
     Bonds                $  2,475  $   2,475    $  2,700  $   2,700
   Capital Lease
     Obligations          $    776  $     776    $    860  $     860

   Loan Agreement         $  3,667  $   3,667    $  4,333  $   4,333
   Credit Agreements      $ 57,800  $  57,800    $ 58,800  $  58,800
   Senior Notes           $ 62,000  $  58,733        --         --
   Convertible
     Subordinated Notes   $ 55,000  $  57,200    $ 55,000  $  65,450

     The fair values of the Convertible Subordinated Notes and the Senior Notes are based on the unofficial market for these privately placed instruments. The carrying value of the Company's Credit Agreements and Loan Agreement approximates the fair value. Due to the variable rate nature of the instruments, the interest rate paid by the Company approximates the current market rate demanded by investors; therefore, the instruments are valued at par. The carrying value of the Industrial Revenue Bonds and the Capital Lease Obligation approximates the fair value.

     Outstanding letters of credit totaled $3.6 million and $4.1 million as of March 31, 1996 and 1995, respectively. The letters of credit guarantee performance to third parties of various trade activities. Fair value estimated on the basis of fees paid to obtain the obligations is not material at March 31, 1996 and 1995.

     Financial instruments which potentially subject the Company to credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base.

NOTE Q-DISCONTINUED OPERATIONS

     During March 1996, the Company adopted plans to sell the Christian-lifestyles magazines and the radio networks of the Company's Royal Media division. These operations are accounted for as discontinued operations, and accordingly, their assets, liabilities and results of operations are segregated in the accompanying consolidated statements of operations, balance sheets and statements of cash flows.

     Net revenues, operating costs and expenses, other income and expense, and  income taxes  for all periods  presented have  been
reclassified  for  amounts   associated  with  the   discontinued
operations.


     Sales, losses and income tax benefits associated with the discontinued operations were as follows (in thousands):

                                             1996       1995        1994
                                          ---------- ----------  ----------
                Net revenues              $    3,258 $    1,396  $    1,105
                                          ========== ==========  ==========
                Loss from operations
                  before income tax
                  benefit                 ($   3,402) ($  1,579) ($   1,427)
                Income tax benefit        (    1,357) (     572) (      488)
                                          ---------- ----------  ----------
                  Loss from operations    (    2,045) (   1,007) (      939)
                                          ---------- ----------  ----------

                Loss on disposal before
                  income tax benefit:
                  Estimated unrecovered
                    costs through
                    disposal date         (    4,381)      --          --
                  Income tax benefit      (    1,748)      --          --
                                          ---------- ----------  ----------
                    Loss on disposal      (    2,633)      --          --
                                          ---------- ----------  ----------
                Total loss from
                  discontinued
                  operations              ($   4,678) ($  1,007) ($     939)
                                          ========== ==========  ==========


     Assets and liabilities for all periods presented have been reclassified for amounts associated with the discontinued operations. Net assets from discontinued operations for fiscal 1995 has been classified as other assets on the consolidated balance sheet due to immateriality. Summarized balance sheet data for the discontinued operations is as follows (in thousands):

                                                   1996         1995
                                                ----------  ----------
      Current assets                            $    1,717  $      913
      Property, plant and equipment, net               240         142
      Other assets                                     190         285
                                                ----------  ----------
         Total assets                                2,147       1,340

      Current liabilities                            5,271         450
      Other non-current liabilities                    127        --
                                                ----------  ----------
         Net assets (liabilities)               ($   3,251) $      890
                                                ==========  ==========



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
=================================================================

Thomas Nelson, Inc. and Subsidiaries




To the Shareholders and Board of Directors of Thomas Nelson, Inc.
and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Thomas Nelson, Inc. (a Tennessee corporation) and Subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of operations shareholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Nelson, Inc. and Subsidiaries as of March 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.

     As  explained  in  Note  M  to  the  financial   statements,
effective April 1, 1993, the Company changed its method of accounting for income taxes.

                                         /s/ Arthur Andersen LLP

Nashville, Tennessee
May 21, 1996

OTHER FINANCIAL INFORMATION
================================================================


     The common stock and the Class B common stock are traded on the NYSE under the symbols "TNM" and "TNM.B," respectively. Until June 19, 1995, the common stock and the Class B common stock were quoted on the Nasdaq National Market under the symbols "TNEL" and "TNELB," respectively. The following table sets forth, for the periods indicated, the high and low bid prices of the common stock and Class B common stock as reported on the Nasdaq National Market for each of the quarters indicated through June 16, 1995 and the high and low closing sales prices as reported on the NYSE composite tape from June 19, 1995:

                          Common               Class B
                          Stock              Common Stock
                    -------------------    -----------------    Dividends Paid
                     High        Low        High       Low        Per Share
                    -------------------    -----------------     -----------
Fiscal l996
- -----------
  First Quarter     $ 20 1/4  $  19 5/8    $ 23     $ 18 1/2      $    .040
  Second Quarter      26 3/8     19 1/8      26       20 7/8           .040
  Third Quarter       26 1/8     12 1/2      25 3/4   18 3/8           .040
  Fourth Quarter      16 3/4     12 3/8      19 1/4   16 1/2           .040
                                                                  ----------
                                                                  $    .160
                                                                  ==========
Fiscal l995
- -----------
  First Quarter     $ 17 5/8  $  15 1/4    $ 17 5/8 $ 16 3/8      $    .032
  Second Quarter      16 5/8     14 1/4      16 3/8   14 5/8           .032
  Third Quarter       19 1/4     14 1/4      18 3/4   14 5/8           .032
  Fourth Quarter      20 3/8     18 3/4      19 3/8   17 5/8           .032
                                                                  ---------
                                                                  $    .128
                                                                  =========


     The Company effected a five-for-four stock split of the common stock and Class B common stock in the form of a 25% stock dividend on March 24, 1995. The prices in the table set forth above have been adjusted to give effect to the stock dividend.

     As of June 4, 1996, there were 1,188 record holders of the common stock and 809 record holders of the Class B common stock.

     Declaration  of dividends  is within  the discretion  of the
Board  of  Directors of  the Company.    The Board  considers the
payment of dividends  on a quarterly  basis, taking into  account the Company's  earnings  and  capital  requirements  as  well  as
financial and  other conditions  existing at  the time.   Certain
covenants  of the  Company's Credit  Agreements and  Senior Notes
limit the amount of cash dividends payable based on the Company's
cumulative  consolidated  net income.   See  Note  H of  Notes to
Consolidated Financial Statements. On May 23, 1996, the Company declared a cash dividend of $.04 per share on its common stock and Class B common stock to be paid on August 19, 1996 to shareholders of record on August 5, 1996.