Form 10-K, Exhibit 13
period 1997-03-31
NELSON THOMAS INC
filed 1997-06-27
CIK 71023

EXHIBIT 13

SELECTED FINANCIAL DATA
============================================================================

YEARS ENDED
March 31,                  1997      1996<F1>     1995      1994    1993<F1>
(Dollars in thousands,
except per share data)
------------------------------------------------------------------------------

OPERATING RESULTS<F2><F4>
Net revenues             $243,436    $219,838   $174,609  $152,418   $116,744

                         =====================================================
Operating income (loss)  $ 22,954    $  5,887   $ 21,212  $ 16,131   $ 13,739

                         =====================================================
Income (loss) from
 continuing
 operations <F5>         $  9,522   ($   923)   $ 10,101  $  7,736   $  7,846
Income (loss) from
 discontinued
 operations <F6><F7>       16,555   (  9,991)      1,609     1,345  (   1,564)
                         -----------------------------------------------------
Net income (loss)        $ 26,077   ($10,914)   $ 11,710  $  9,081   $  6,282

                         =====================================================
------------------------------------------------------------------------------

FINANCIAL POSITION <F2>
Total assets             $301,571   $355,083    $232,386  $203,750   $183,523
Working capital           131,852    197,127     145,860   119,522     97,724
Long-term debt and other
  non-current liabilities  89,233    185,019     121,797   106,876     99,319
Shareholders' equity      146,812    122,065      72,178    62,725     55,292
Long-term debt to total
  capitalization            37.8%      60.3%       62.8%     63.0%      64.2%

------------------------------------------------------------------------------

PER SHARE DATA <F2><F3><F4>
Income (loss) per share
  from continuing
  operations<F5>         $  0.56   ($  0.06)    $  0.76   $  0.58     $ 0.59
Income (loss) per
  share from discon-
  tinued operations
  <F6><F7>                  0.96   (   0.63)       0.12      0.10    (  0.12)
     Net income (loss)
       per share         $  1.52   ($  0.69)    $  0.88   $  0.68     $ 0.47

Dividends declared
  per share                 0.16       0.16        0.14      0.13       0.12
Book value per share        8.58       7.13        5.37      4.70       4.14
Weighted average number
  of shares outstanding
  (in thousands)          17,135     15,718      13,374    13,355     13,268

------------------------------------------------------------------------------

<F1> Includes C.R. Gibson operations subsequent to acquisition on
     October 31, 1995 and Word, Incorporated operations subsequent to acquisition on November 30, 1992.
<F2> All financial information has been restated to reflect the pooling of interests with PPC, Inc.
<F3> Per share data has been restated for stock dividends.
<F4> Operating results and per share data have been restated for discontinued operations.
<F5> For 1994 net income and per share data from continuing
     operations includes $336,000 and $0.03, respectively, for accumulated effects of change in accounting principle.
<F6> During March 1996, the Company adopted plans to sell the
     Christian-lifestyle magazines and the radio networks of the Royal Media division and the projected loss on disposal and results of operations for this discontinued operation are included herein.
<F7> On January 6, 1997, the Company consummated a transaction to sell certain assets of the music division, net of certain liabilities assumed, and the gain on disposal and results of operations for this discontinued operation are included herein.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
==================================================================


OVERVIEW

  The Company's net revenues from continuing operations have grown in recent years as a result of increased sales of existing product lines and through the development and acquisition of new product lines. In October 1995, the Company acquired The C.R. Gibson Company ("Gibson") for approximately $67 million in cash, which expanded its gift product lines and distribution network. As a result, the Company's gift revenues have grown significantly for fiscal 1997 as compared to the prior year.

  On January 6, 1997, the Company sold the assets, subject to certain liabilities, of the music division ("Music Business") for $120 million and realized a net gain of $16 million (net of goodwill of $17 million). The proceeds from the sale were used primarily to retire long-term debt. The operating results of the Music Business are reported as discontinued operations for all years presented.

  As a result of operating trends and the softness of the retail markets for the Company's products, which began to adversely affect operating results in the second quarter of fiscal 1996, the Company decided during the fourth quarter of fiscal 1996 to discontinue the operations of its Royal Media division, a division which published magazines and operated radio networks directed toward Christian markets. The disposal of the Royal Media division has been consummated. The operating results of the Royal Media division for fiscal 1996 and 1995 are reported as a loss from discontinued operations.

  The following table sets forth for the periods indicated certain selected statements of operations data of the Company expressed as a percentage of net revenues and the percentage change in dollars of such data from the prior fiscal year.

                                                      Fiscal Year-to-Year
                          Years Ended March 31,       Increase (Decrease)
                       -------------------------------------------------------
                        1997     1996     1995    1996 to 1997    1995 to 1996
                       -------------------------------------------------------
                        (%)      (%)      (%)          (%)            (%)
Net revenues
  Publishing             63.0     75.1     85.5      (  7.1)          10.6
  Gift                   37.0     24.9     14.5        64.5          116.3
                       -------------------------
      Total net
        revenues        100.0    100.0    100.0        10.7           25.9

Expenses:
  Cost of goods sold     54.3     57.6     51.8         4.4           39.9
  Selling, general and
    administrative
    expenses             35.5     39.2     35.5        --             39.0
  Amortization of
    goodwill and
    non-compete
    agreements            0.8      0.5      0.5        82.3           34.4
                      --------------------------
      Total expenses     90.6     97.3     87.8         3.1           39.5
                      --------------------------
Operating income          9.4      2.7     12.2       289.9         ( 72.3)
                      ==========================
Income (loss) from
   continuing
   operations             3.9   (  0.4)     5.8        --             --
Income (loss) from
   discontinued
   operations             6.8   (  4.6)     0.9        --             --
                      --------------------------
Net income (loss)        10.7   (  5.0)     6.7        --             --
                      ==========================

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

  The following discussion includes certain forward-looking statements. Actual results could differ materially from those reflected by the forward-looking statements and a number of factors may affect future results, liquidity and capital resources. These factors include softness in the general retail environment, the timing of products being introduced to the market, the level of returns experienced by the operating divisions, the level of margins achievable in the marketplace and the ability to minimize operating expenses. Although the Company believes it has the business strategy and resources needed for improved operations, future revenue and margin trends cannot be reliably predicted and may cause the Company to adjust its business strategy during the 1998 fiscal year.


RESULTS OF OPERATIONS

Fiscal 1997 compared to Fiscal 1996.

   Net revenues for fiscal 1997 increased $23.6 million, or 10.7%, over fiscal 1996 primarily due to the volume increases arising from introduction of new products and the acquisition of Gibson which was included in fiscal 1996 revenues for only five months subsequent to its October 1995 acquisition. Net revenues from publishing products decreased for fiscal 1997 from fiscal 1996 by $11.7 million, or 7.1%. The decline in publishing product revenues from fiscal 1996 was due to a 26% increase in the rate of returns and fewer major product releases than fiscal 1996 when a new Bible translation and a major hardcover fiction title were introduced. Net revenues from gift products, including Gibson, increased by $35.3 million, or 64.5%. Price increases did not have a material effect on net revenues.

   The Company's cost of goods sold for fiscal 1997 increased $5.6 million, or 4.4%, and, as a percentage of net revenues, decreased from 57.6% to 54.3%. The decrease in cost of goods sold, as a percentage of net revenues was due to a lower percentage of publishing and gift revenues being derived from mass market sales in fiscal 1997 as compared to fiscal 1996.
Mass Market sales generally have higher cost of goods sold as a percentage of revenues than other market channels. In addition, cost of goods sold, as a percentage of net revenues, decreased from fiscal 1996, when additional provisions for obsolescence and unearned royalty advances were made.

   Selling, general and administrative expenses for fiscal 1997 increased only $40,000 over the comparable period in fiscal 1996. These expenses, expressed as a percentage of net revenues, decreased from 39.2% for fiscal 1996 to 35.5% for fiscal 1997 primarily as a result of the consolidation of two publishing sales forces, staff reductions implemented in the last half of fiscal 1996 and reduced advertising and direct to consumer marketing expenditures.

   Interest expense increased 5.1% for fiscal 1997 due to increased average borrowings primarily due to the acquisition of Gibson.

   The Company's effective tax (benefit) rate in fiscal 1997 was 41.0% compared to (39.9%) for fiscal 1996. The current tax rate reflects the combined tax rate from continuing and discontinued operations. Prior year rate shows the rate of tax recovery from operating losses carried to earlier periods. See Note M of Notes to Consolidated Financial Statements.

   The Company earned net income of $26.1 million for fiscal
1997. Included in net income is income from discontinued operations of $16.6 million as a result of the sale of the Music
Business, including net operating income of $0.7 million.  See
Note Q of Notes to Consolidated Financial Statements.


Fiscal 1996 compared to Fiscal 1995.

   Net revenues for fiscal 1996 increased $45.2 million, or 25.9%, over fiscal 1995 primarily due to volume increases arising from the introduction of new products and the acquisition of Gibson on October 31, 1995. Net revenues increased for fiscal 1996 over fiscal 1995 in each of the Company's product lines, as follows: gift products increased by $29.5 million, or 116.3%, and publishing products increased by $15.7 million, or 10.6%.
Of the increase in net revenues derived from gift products, approximately $26 million was attributed to Gibson for fiscal 1996. Price increases did not have a material effect on net revenues.

   The Company's cost of goods sold for fiscal 1996 increased by $36.1 million, or 39.9%, over fiscal 1995 and, as a percentage of net revenues, increased from 51.8% to 57.6%. The increase of cost of goods sold, as a percentage of net revenues, was the result of a change in sales mix of market channels as well as additional provisions for obsolescence and unearned royalty advances. Sales through the gift market channels more than doubled from the prior year as a result of the Gibson acquisition while sales through the direct market channels decreased as a percentage of total sales. Sales made through the direct marketing to consumers channel approximate retail prices while sales through the gift market channel are at wholesale prices. Therefore, as gift market channel sales increased and direct marketing sales decreased as a percentage of the total Company's revenues, cost of sales as a percent of revenues increased for fiscal 1996 over 1995. During the fourth quarter of fiscal 1996, the Company provided for additional product obsolescence and anticipated unearned royalty advances of approximately $6 million greater than in fiscal 1995. These provisions were made as a result of an increase in actual return rates from domestic sales, which primarily occurred during the fourth quarter.

   Selling, general and administrative expenses for fiscal 1996 increased by $24.2 million, or 39.0%, over the comparable period in fiscal 1995. These expenses, expressed as a percentage of net revenues, increased to 39.2% for fiscal 1996 from 35.5% for fiscal 1995. This increase resulted from a weaker trade market channel environment which led to higher marketing expenses as a percentage of revenues compared to fiscal 1995 and to staffing costs related to handling the higher publishing product returns.

   Interest expense increased 27.7% for fiscal 1996 due to increased average borrowings for the first quarter of the fiscal year for working capital needs and for the third and fourth quarter to fund the Gibson acquisition.

   The Company's effective tax (benefit) rate in fiscal 1996 was (39.9)% compared to 36.2% for fiscal 1995. This increased rate resulted primarily from higher effective state tax rates. The acquisition of Gibson and expanded sales in states with higher tax rates were contributing factors. See Note M of Notes to Consolidated Financial Statements.

   The Company had a net loss of $10.9 million for fiscal 1996. Included in that net loss is a loss from discontinued operations of $4.7 million as a result of the Company's decision during the fourth quarter to discontinue the Christian-lifestyle magazines and the radio networks of the Royal Media division, including an operating loss of $2 million and a net loss on the disposal of these operations, which was completed during fiscal 1997, of $2.7 million. Also included in that net loss is $5.3 million for the operating loss of the Music Business that has been reclassified as discontinued operations.


LIQUIDITY AND CAPITAL RESOURCES

  At March 31, 1997, the Company had $43.5 million in cash and cash equivalents primarily from the sale of its Music Business for $120 million, with $84 million of the proceeds from the sale used to retire long-term debt. The primary sources of liquidity to meet the Company's future obligations and working capital needs are cash generated from operations and borrowings available under bank credit facilities. At March 31, 1997, the Company had working capital of $131.9 million. Under its two credit facilities, at March 31, 1997, the Company had no borrowings outstanding, and $85 million available for borrowing. In January 1997, the Company retired all the existing borrowings under its two credit facilities with a portion of the proceeds of the sale of the Music Business.

  Net cash provided by (used in) operating activities was $25.8 million, ($30.3) million and ($11.7) million in fiscal 1997, 1996 and 1995, respectively. The increase in cash provided by operations during fiscal 1997 was principally attributable to earnings from continuing operations and reductions in inventories and accounts receivable. Inventories decreased by $7.8 million primarily due to improved inventory management and reduction in product offerings in all divisions. Accounts receivable decreased by $7.4 million primarily due to the revenue decline in the fourth quarter of fiscal 1997 from fiscal 1996.

  During fiscal 1997, capital expenditures totaled approximately $1.9 million. The capital expenditures were primarily for warehousing and manufacturing equipment and computer equipment. In fiscal 1998, the Company anticipates capital expenditures of approximately $5 million, consisting primarily of computer equipment and warehousing and manufacturing equipment.

  The Company's bank credit facilities are unsecured and consist of a $75 million credit facility and a $10 million credit facility (collectively, the "Credit Agreements"). The $75 million credit facility bears interest at either the prime rate or, at the Company's option, LIBOR plus a percentage, subject to adjustment based on certain financial ratios and matures on December 13, 2002. The $10 million credit facility bears interest at the prime rate and matures on July 31, 1998. Due to the seasonality of the Company's business, borrowings under the Credit Agreements typically peak during the third quarter of the fiscal year.

  The Company has outstanding $26 million of senior notes ("Senior Notes") which are unsecured. The Senior Notes bear interest at rates from 6.68% to 9.5% due through fiscal 2006. In January 1997, the Company retired $35 million of previously held Senior Notes with a portion of the proceeds of the sale of the Music Business.

  Under the terms of the Credit Agreements and Senior Notes, the Company has agreed to limit the payment of dividends and to maintain certain interest coverage and debt-to-total-capital ratios which are similarly calculated for each debt agreement.
At March 31, 1997, the Company was in compliance with all covenants of these debt agreements. The Company expects to be in compliance with all of its covenants for each quarter of fiscal 1998 although no assurance can be given that such compliance will be maintained.

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

  On July 18, 1995, the Company consummated the sale of 2,875,000 shares of its common stock with net proceeds to the Company of approximately $54.4 million. The net proceeds were used to repay a portion of the borrowings under the Credit Agreements in fiscal 1996.

  Management believes cash generated by operations and borrowings available under the Credit Agreements will be sufficient to fund anticipated working capital requirements for existing operations through fiscal 1998.

                   THOMAS NELSON, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF OPERATIONS
              (Dollars in thousands, except per share data)

                                           Years ended March 31,
                                 ---------------------------------------------
                                    1997           1996           1995
                                 ---------------------------------------------
Net Revenues                     $243,436        $ 219,838     $ 174,609
Cost of goods sold                132,199          126,622        90,522
                                 ---------------------------------------------
     Gross Profit                 111,237           93,216        84,087

Selling, general and
  administrative                   86,259           86,219        62,049
Amortization of goodwill and
     non-compete agreements         2,024            1,110           826
                                 ---------------------------------------------

Operating Income                   22,954            5,887        21,212

Other income                          590              595           897
Interest expense                    8,430            8,018         6,281
                                 ---------------------------------------------
Income (loss) from continuing
     operations before income
     taxes                         15,114        (   1,536)       15,828
Provision (benefit) for income
     taxes                          5,592        (     613)        5,727
                                 ---------------------------------------------
Income (loss) from continuing
     operations                     9,522        (     923)       10,101

Discontinued operations:
     Operating income (loss),
        net of applicable tax
        provision (benefit) of
        $446, ($4,891) and
        $912, respectively            728        (   7,358)        1,609
     Gain (loss) on disposal,
        net of applicable
        tax provision (benefit)
        of $24,096 and ($1,748),
        respectively               15,827        (   2,633)          --
                                 ---------------------------------------------
Income (loss) from discontinued
     operations                    16,555        (   9,991)        1,609
                                 ---------------------------------------------
NET INCOME (LOSS)                $ 26,077        ($ 10,914)    $  11,710
                                 =============================================

Weighted average number
     of shares outstanding         17,135           15,718        13,374
                                 =============================================
NET INCOME (LOSS) PER SHARE:
     Primary--
        Income (loss) from
          continuing operations  $   0.56        ($   0.06)    $    0.76
        Income (loss) from
          discontinued
          operations                 0.96        (    0.63)         0.12
                                 ---------------------------------------------
            Net income (loss)
              per share          $   1.52        ($   0.69)    $    0.88
                                 =============================================

     Fully diluted--
        Income (loss) from
          continuing operations  $   0.56        ($   0.06)    $    0.74
        Income (loss) from
          discontinued
          operations                 0.81        (    0.63)         0.09
                                 ---------------------------------------------
            Net income (loss)
              per share          $   1.37        ($   0.69)    $    0.83
                                ==============================================

See Notes to Consolidated Financial Statements


                      THOMAS NELSON, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                    (Dollars in thousands, except per share data)

                                                          March 31,
                                                 ----------------------------
                                                     1997         1996
                                                 ----------------------------
ASSETS
     Current assets
          Cash and cash equivalents                $ 43,471     $   672
          Accounts receivable, less allowances of
               $7,000 and $7,069, respectively       64,626      72,001
          Income tax refunds receivable                -          4,440
          Inventories                                71,550      79,308
          Prepaid expenses                            9,421      11,221
          Deferred tax asset                          8,310      14,970
          Net assets of discontinued operations        -         62,514
                                                 ----------------------------
     Total current assets                           197,378     245,126
     Property, plant and equipment, net              32,843      35,357
     Other assets                                    10,466      10,201
     Deferred charges                                 2,785       3,284
     Goodwill, less accumulated amortization of
          $3,246 and $1,967, respectively            58,099       61,115
                                                 ----------------------------
TOTAL ASSETS                                       $301,571     $355,083
                                                 ============================
LIABILITIES AND SHAREHOLDERS' EQUITY
     Current liabilities
          Accounts payable                         $ 18,880     $23,187
          Accrued expenses                           22,740      21,502
          Dividends payable                             685         685
          Income taxes currently payable             19,974         -
          Current portion of long-term debt           2,979       2,376
          Current portion of capital lease
            obligations                                 268        249
                                                 ---------------------------
     Total current liabilities                       65,526      47,999
     Long-term debt                                  83,162     179,489
     Capital lease obligations                          377         527
     Deferred tax liability                           3,640       3,127
     Other liabilities                                2,054       1,876
     Shareholders' equity
          Preferred stock, $1.00 par value,
               authorized 1,000,000 shares;
               none issued                             -            -
          Common stock, $1.00 par value,
               authorized 20,000,000 shares;
               issued 16,001,178 and 16,004,368
               shares, respectively                  16,001      16,004
          Class B common stock, $1.00 par value,
               authorized 5,000,000 shares;
               issued 1,112,075 and 1,112,075
               shares, respectively                   1,112       1,112
          Additional paid-in capital                 79,409      78,825
          Retained earnings                          50,290      26,952
          Deferred compensation                        -        (   828)
                                                 ----------------------------
     Total shareholders' equity                     146,812     122,065
                                                 ----------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $301,571     $355,083
                                                 ============================

See Notes to Consolidated Financial Statements


                        THOMAS NELSON, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (Dollars in thousands, except per share data)

                                      Class B  Additional            Deferred
                            Common    Common    Paid-In    Retained   Compen-
                            Stock     Stock     Capital    Earnings   sation
                           ---------------------------------------------------
Balance at April 1, 1994   $  9,891   $   800  $20,982    $30,651   $   -
Net income                                                 11,710
Common stock issued:
   Option plans --
       10,500 common and
       60,000 Class B
       common shares             11        60      306
   Retirement for option
       payments
       15,038 common
         and 180 Class B
         common shares     (     15)           (   348)
Dividends declared -
   $0.136 per share                                      ( 1,823)
Executive Stock Purchase
   Plan
   Retired 2,255 common
     shares                (      2)           (    26)
Stock dividend - 25%          2,471       213  ( 2,703)
Class B common stock
   converted to
   common stock                   6    (    6)
                           ---------------------------------------------------
Balance at March 31, 1995    12,362     1,067   18,211    40,538        -
Net loss                                                 (10,914)
Common stock issued:
   Option plans --
      26,738 common
      and 18,750
      Class B common
      shares                     27        19      153
   Retirement for option
     payments
      7,349 common shares   (     7)           (   141)
   Incentive plan stock
     awards --
      49,294 common shares
      and 26,250 Class B
      common shares              49        26      614
   Common stock offering      2,875             51,521
   C.R. Gibson ESOP -
      698,308 common
      shares                    698              8,467
Dividends declared -
      $0.16 per share                                    ( 2,672)
Deferred compensation                                                (  828)
                           ---------------------------------------------------
Balance at March 31, 1996    16,004     1,112   78,825    26,952     (  828)
Net income                                                26,077
Common stock issued:
   Option plans --
       8,841 common
       shares                     9                 75
   Retirement of stock
     awards --
      12,031 common
      shares               (     12)           (   110)
Dividends declared -
   $0.16 per share                                       ( 2,739)
Incentive plan stock
   awards                                          619
Deferred compensation                                                   828
                           ---------------------------------------------------
Balance at March 31, 1997  $ 16,001   $ 1,112  $79,409   $50,290    $   -

                           ===================================================

See Notes to Consolidated Financial Statements


                           THOMAS NELSON, INC. AND SUBSIDIARIES
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Dollars in thousands)
                                                 Years ended March 31,
                                           ----------------------------------
                                               1997      1996       1995
                                           ----------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Income (loss) from continuing
       operations                          $   9,522   ($   923)   $ 10,101
     Adjustments to reconcile income to
          net cash provided by (used in)
          operations:
          Depreciation and amortization        8,436      7,263       4,191
          Deferred income taxes                7,173   (  2,774)      5,601
          Gain on sale of property, plant
             and equipme                         -     (    449)   (    702)
          Deferred compensation                  619        222         -
     Changes in assets and liabilities,
        net of acquisitions and disposals:
          Accounts receivable, net             7,375      2,572    ( 19,548)
          Income tax refunds receivable        4,440   (  3,570)   (    870)
          Inventories                          7,758   (  8,827)   (    399)
          Prepaid expenses                     1,800        747    (  6,522)
          Accounts payable and accrued
            expenses                       (   9,969)  (  7,338)      9,513
          Income taxes currently payable       3,707        -      (  4,471)
                                           -----------------------------------
Net cash provided by (used in) continuing
  operations                                  40,861   ( 13,077)   (  3,106)
                                           ------------------------------------
     Discontinued operations:
          Income (loss) from discontinued
            operations                           728   (  7,358)      1,609
          Gain (loss) on disposal of
            discontinued operations           15,827   (  2,633)        -
          Changes in discontinued assets    ( 24,442)        20       1,819
          Cash used in discontinued
            operations                      (  7,179)  (  7,237)   ( 12,002)
                                           -----------------------------------
Net cash used in discontinued operations    ( 15,066)  ( 17,208)   (  8,574)
                                           -----------------------------------
Net cash provided by (used in) operating
  activities                                  25,795   ( 30,285)   ( 11,680)
                                           -----------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                   (  1,876)  (  3,996)   (  1,342)
     Proceeds from sale of property,
       plant and equipment                        49        854          23
     Proceeds from sales of business and
        discontinued assets                  120,368        -         2,823
     Purchase of net assets of acquired
        companies - net of cash received    (    122)  ( 70,217)   (    187)
     Changes in other assets and
        deferred charges                    (  2,817)     3,241    (  3,344)
                                           -----------------------------------
Net cash provided by (used in) investing
  activities                                 115,602   ( 70,118)   (  2,027)
                                           -----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Borrowings (payments) under line
        of credit                           ( 57,800)  (  1,000)     18,300
     Proceeds from issuance of
        long-term debt                           -       50,000         -
     Payments under capital lease
        obligation                          (    231)  (    901)   (    723)
     Payments on long-term debt             ( 37,968)  (  9,375)   (    892)
     Dividends paid                         (  2,739)  (  2,524)   (  1,713)
     Changes in other liabilities                178   (    193)   (  1,246)
     Proceeds from issuance of common stock       84     64,449         377
     Common stock retired                   (    122)  (    148)   (    391)
                                           -----------------------------------
Net cash provided by (used in)
  financing activities                      ( 98,598)   100,308      13,712
                                           -----------------------------------
Net increase (decrease) in cash and
  cash equivalents                            42,799   (     95)          5

Cash and cash equivalents at beginning
  of year                                        672        767         762
                                           ------------------------------------
Cash and cash equivalents at end of year    $ 43,471   $    672    $    767

                                           ====================================
Supplemental disclosures of noncash
  investing and financing activities:
        Dividends accrued and unpaid        $    685   $    685    $    537
        Capital lease obligations
           incurred to lease new
           equipment                        $    144   $    674    $    -
        Contribution to ESOP using
           previously funded advances       $    828   $    -      $    -

See Notes to Consolidated Financial Statements



 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
====================================================================
Thomas Nelson, Inc. and Subsidiaries


NOTE A-DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT
            ACCOUNTING POLICIES

DESCRIPTION OF THE BUSINESS: Thomas Nelson, Inc. (a Tennessee corporation) and subsidiaries (the "Company"), is a publisher, producer and distributor of Bibles and books emphasizing Christian, inspirational and family value themes. The Company also designs and markets a broad line of gift and stationery products. The principal markets for the Company's products are Christian bookstores, general bookstores, mass merchandisers, gift stores and direct marketing to consumers in English-speaking countries.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements consist of the accounts of the Company including its subsidiaries, Worthy, Incorporated (formerly Word, Incorporated) and The C.R. Gibson Company ("Gibson"). See Note B for additional information. The consolidated statement of operations for the year ended March 31, 1996, includes Gibson operations for the five months ended March 31, 1996. All intercompany transactions and balances have been eliminated.

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

GOODWILL: Goodwill is being amortized on a straight-line basis over 40 years. Subsequent to acquisitions, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. In the evaluation of possible impairment, the Company uses the most appropriate method of evaluation given the circumstances surrounding the particular acquisition, which has generally been an estimate of the related business unit's undiscounted operating income before interest and taxes over the remaining life of the goodwill.

PREPAID EXPENSES: Prepaid expenses consist primarily of royalty advances. These costs are expensed over the expected benefit periods.

DEFERRED CHARGES: Deferred charges consist primarily of loan issuance costs which are being amortized over the average life of the related debt. Also included are publication costs that are expected to be of significant benefit to future periods and other deferred charges, all of which are amortized over periods not to exceed 60 months.

OTHER ASSETS: Other assets consist primarily of prepaid royalty costs for works and projects which are not expected to be released within the next fiscal year.

STOCK-BASED COMPENSATION:  Statement of Financial Accounting
     Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), and related Interpretations. Under APB Opinion No. 25, no compensation cost related to employee stock options has been recognized because all options are issued with exercise prices equal to or greater than the fair market value at the date of grant. See Note J for further discussion.

INCOME TAXES: Income taxes are accounted for in accordance with SFAS 109, "Accounting for Income Taxes." Deferred income taxes are provided for temporary differences between the financial statement and income tax bases of assets and liabilities.

COMPUTATION OF NET INCOME PER SHARE: Net income per share is computed by dividing net income by the weighted average number of common and Class B common shares outstanding during the year, which includes the additional dilution related to stock options. The fully diluted per share computation reflects the effect of common shares contingently issuable upon conversion of convertible debt securities in periods in which such exercise would cause dilution and the effect on net income of converting the debt securities. Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") has been issued effective for interim and annual fiscal periods ending after December 15, 1997. SFAS 128 establishes standards for computing and presenting earnings per share. The Company is required to adopt the provisions of SFAS 128 in the third quarter of fiscal 1998. Management does not believe that adoption of SFAS 128 will have a material effect on the Company's financial statements, taken as a whole.

STATEMENT OF CASH FLOWS: For purposes of the statement of cash flows, the Company considers as cash equivalents all highly liquid debt instruments with a maturity of three months or less.

ACCOUNTING ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

OTHER NEW PRONOUNCEMENTS:  In March 1995, the Financial
     Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" ("SFAS 121"). This statement imposes stricter criteria for long-term assets by requiring that such assets be probable of future recovery at each balance sheet date. The Company adopted SFAS 121 effective April 1, 1996. The Company did not experience a material impact on its results of operations, financial conditions or cash flows as a result of adoption.

     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" ("SFAS 129"). SFAS 129 establishes standards for disclosing information about an entity's capital structure. The Company will be required to adopt SFAS 129 in the third quarter of fiscal 1998. Management does not expect the adoption to have a material impact on the Company's financial position, results of operation or cash flows.

RECLASSIFICATIONS: Certain reclassifications of prior period amounts have been made to conform to the current year's presentation.


NOTE B-ACQUISITIONS

  The Company completed its $9.00 per share cash tender offer effective October 31, 1995, for the outstanding shares of common stock of Gibson for approximately $67 million. The purchase price was funded by the Company's issuance of $50 million of the Company's Senior Notes and by borrowings under the Company's Credit Agreements. See Note H for additional information. Gibson, headquartered in Norwalk, Connecticut, manufactures and markets a wide range of paper, gift and stationery products, primarily under the C.R. Gibsonr and Creative Papersr brand names. Products include baby and wedding memory books, stationery, giftwrap and paper tableware.

  The Gibson acquisition has been accounted for as a purchase, and Gibson's results of operations are included in the Company's consolidated financial statements since the date of acquisition. The total acquisition cost has been allocated to the net assets acquired based on the estimated fair values. The purchase price has been allocated to the purchased assets and assumed liabilities as follows (in thousands):

          Working capital, net             $  7,428
          Property, plant and equipment,
              net                            20,138
          Goodwill                           45,974
          Other assets                        9,607
          Other liabilities                ( 15,743)
                                           ----------
                                           $ 67,404
                                           ==========

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

                                           Years Ended March 31,
                                        ---------------------------
                                            1996        l995
                                        ---------------------------
(In thousands, except per share data)    (Unaudited)   (Unaudited)
   Net revenues                          $260,367    $  225,030
   Income (loss) from continuing
      operations                        ($  7,102)   $    9,244
   Income (loss) per share
      from continuing operations        ($   0.45)   $     0.69



NOTE C-INVENTORIES

   Inventories consisted of the following at March 31 (in thousands):

                                           1997         l996
                                       -------------------------
   Finished goods                       $ 53,634      $ 61,002
   Work in process and raw materials      17,916        18,306
                                       -------------------------
                                        $ 71,550      $ 79,308
                                       =========================


NOTE D-PREPAID EXPENSES

   Prepaid expenses consisted of the following at March 31 (in thousands):

                                            1997          1996
                                         ------------------------
   Royalties                             $   7,648     $   9,650
   Other                                     1,773         1,571
                                         ------------------------
                                         $   9,421     $  11,221
                                         ========================


NOTE E-PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment consisted of the following at March 31 (in thousands):

                                            1997          l996
                                         ------------------------
   Land                                  $   4,948     $   4,948
   Buildings                                20,353        20,152
   Machinery and equipment                  29,762        29,469
   Furniture and fixtures                    3,620         3,179
   Other                                       737           348
                                         ------------------------
                                            59,420        58,096
   Less allowance for depreciation
    and amortization                     ( 26,577)     ( 22,739)
                                         ------------------------
                                         $  32,843     $  35,357
                                         ========================

NOTE F-OTHER ASSETS

   Other assets consisted of the following at March 31 (in thousands):

                                            1997          l996
                                         ------------------------
   Prepaid royalties                     $   6,654     $   5,018
   Other                                     3,812         5,183
                                         ------------------------
                                         $  10,466     $  10,201
                                         ========================


NOTE G-ACCRUED EXPENSES

   Accrued expenses consisted of the following at March 31 (in thousands):

                                            1997          l996
                                         ------------------------
   Accrued royalties                     $   4,535     $   5,558
   Accrued payroll                           4,708         6,039
   Accrued integration costs                 2,904         3,296
   Accrued interest                          1,541         3,263
   Net liability of discontinued
     operations                              6,900           -
   Other                                     2,152         3,346
                                         ------------------------
                                         $  22,740     $  21,502
                                         ========================

   Cash payments for interest were $10.2 million in 1997, $9.6 million in 1996 and $8.0 million in 1995.


NOTE H-LONG-TERM DEBT

   Long-term debt consisted of the following at March 31 (in thousands):

                                            1997          1996
                                         ------------------------
   Industrial Revenue Bonds, 7.75% to
     8.35%, due through 2005             $   1,900     $   2,475
   Loan Agreement                            3,000         3,667
   Credit Agreements                          --          57,800
   Senior Notes                             26,000        62,000
   Convertible Subordinated Notes           55,000        55,000
   Other                                      241            923
                                         ------------------------
                                            86,141       181,865
   Less current portion                  (  2,979)     (  2,376)
                                         ------------------------
                                         $  83,162     $ 179,489
                                         ========================


   At March 31, 1997, Industrial Revenue Bonds were secured by property, plant and equipment with a net book value of approximately $1.7 million.

   The Loan Agreement indebtedness is secured by property, plant and equipment related to the Company's Nashville warehouse and distribution center expansion completed in June 1992. Interest payable monthly is at the London Interbank Offered Rate ("LIBOR") plus 1.25%, which was 6.6875% at March 31, 1997. Semi-annual principal payments are due through March 2002.

   The Company has Credit Agreements with borrowing limits totaling $85 million as of March 31, 1997. In January 1997, the primary credit facility ("Credit Facility") was amended, in connection with the sale of the Company's Music Business, to decrease the Credit Facility borrowing limit to $75 million maturing in fiscal 2003. The Credit Facility bears interest at either the lender's prime rate or, at the Company's option, the LIBOR plus a percentage, based on certain financial ratios. The Credit Facility is guaranteed by all of the Company's material subsidiaries and the Company has agreed, among other things, to limit the payment of cumulative cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. The maximum dividends which the Company may pay for fiscal 1998 are $13.2 million. Additionally, the Company has a $10 million credit facility which matures July 31, 1998, and bears interest at the lender's prime rate, with covenants which are the same as the Credit Facility. At March 31, 1997, the Company was in compliance with all covenants of the Credit Agreements. At March 31, 1997, the Company had $85 million available under its Credit Agreements.

   The Company has outstanding $26 million of Senior Notes, which bear interest at rates from 6.68% to 9.5% and are due through fiscal 2006. The Company in January 1997, subsequent to the sale of the Music Business, retired $35 million of the Senior Notes. See Note Q for further discussion. Under the terms of the Senior Notes, the Company has agreed, among other things, to limit the payment of cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. The maximum dividends which the Company may pay for fiscal 1998 are $13.2 million. At March 31, 1997, the Company was in compliance with all covenants of the Senior Notes.

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

   Maturities of long-term debt for the years ending March 31 are as follows (in thousands):

               1998                       $    2,979
               1999                            3,684
               2000                           59,735
               2001                            3,888
               2002                            3,581
               2003 and thereafter            12,274
                                          ------------
                                          $   86,141
                                          ============


NOTE I-LEASES

  Total rental expense for all operating leases, including short-term leases of less than a year, amounted to approximately $3.2 million in 1997, $2.5 million in 1996, and $1.5 million in 1995. Generally, the leases provide that, among other things, the Company shall pay for utilities, insurance, maintenance and property taxes in excess of base year amounts.

  Minimum rental commitments under non-cancelable leases for the years ending March 31 are as follows (in thousands):

                                         Operating     Capital
                                          Leases        Leases
                                        -------------------------
       1998                             $    2,506  $     325
       1999                                  2,010        294
       2000                                   850          52
       2001                                    96          22
       2002                                    30          19
       2003 and thereafter                   --         --
                                        -------------------------
         Total minimum lease payments   $    5,492        712
                                        ===========
       Less amount representing
         interest                                   (      67)
                                                    ----------
       Present value of net lease
         payments                                         645
         Less current portion                       (     268)
                                                    ----------
                                                    $     377
                                                    ==========


NOTE J-STOCK PLANS

1986 STOCK INCENTIVE PLAN: The Company adopted the 1986 Stock Incentive Plan (the "1986 Plan"), which is administered by the Company's Compensation Committee. Stock options were granted under the 1986 Plan at a price not less than the fair market value ("FMV") of the stock on the date the option is granted and must be exercised not later than five years after the date of grant. Stock options issued to a person then owning more than 10% of the voting power in all classes of the Company's outstanding stock were granted at a purchase price of not less than 110% of the FMV and must be exercised within five years from the date of grant. The options vest 1/4 each year for four years beginning on the first anniversary date of the option grant and, at March 31, 1997, there were 74,768 shares of common stock and 31,250 shares of Class B common stock exercisable in the 1986 Plan. The weighted average life of the options outstanding in the 1986 Plan at March 31, 1997, was two years. The 1986 Plan terminated in March 1996 and options outstanding remain in effect until exercised or expired. Options outstanding under this plan are as follows:


                      COMMON STOCK         CLASS B COMMON STOCK
                 ------------------------------------------------
                 Remaining                Remaining                 Weighted
                  Shares     Outstanding   Shares     Outstanding   Average
                 Reserved     Optioned    Reserved     Optioned     Exercise
                 For Grant     Shares     For Grant     Shares       Price
                 -------------------------------------------------------------
April 1, 1994      58,238      36,000     190,487       75,000      $   5.50
Granted          ( 60,238)    200,000    (189,762)      50,000         18.20
Stock dividend       --        54,750         181       16,250      (   3.32)
Exercised            --      ( 15,000)       --       ( 60,000)         5.74
Canceled            2,000    (  2,000)       --           --            4.00
                 -------------------------------------------------------------
March 31, 1995       --       273,750         906       81,250         13.22
Exercised            --      ( 21,094)       --       ( 18,750)         4.44
Canceled           29,344    ( 29,344)       --           --           11.97
Plan terminated  ( 29,344)       --      (    906)        --           --
                 -------------------------------------------------------------
March 31, 1996       --       223,312        --         62,500         14.58
Canceled             --      ( 74,375)       --           --           14.40
                 -------------------------------------------------------------
March 31, 1997       --       148,937        --         62,500      $  14.64

                 =============================================================
</TABLE)


1990 DEFERRED COMPENSATION OPTION PLAN FOR OUTSIDE DIRECTORS:
The Company adopted the 1990 Deferred Compensation Option Plan for Outside Directors (the "Outside Directors Plan"), which is administered by the Company's Compensation Committee. Options were awarded, on or prior to the annual meeting of shareholders or on initial election to the Board of Directors ("Board"), to each Director of the Company who filed with the Company an irrevocable election to receive options in lieu of not less than fifty percent (50%) of the retainer fees to be earned during each fiscal year. The option price was $1.00 per share with the number of shares being determined by dividing the amount of the annual retainer fee by the fair market value of the shares on the option date less $1.00 per share. The amount of annual retainer fee for options was expensed by the Company as earned. The options in the Outside Directors Plan vest on the first anniversary date of the option grant and, at March 31, 1997, there were 17,852 shares of common stock exercisable. The
Outside Directors Plan terminated in August 1995 and options outstanding remain in effect until exercised or expired. The weighted average life of the options outstanding in the Outside
Directors Plan at March 31, 1997, was two years. Options granted and outstanding under this plan are as follows:


                                COMMON STOCK
                         --------------------------
                         Remaining                      Weighted
                           Shares     Outstanding       Average
                          Reserved      Optioned        Exercise
                         For Grant       Shares          Price
                         -----------------------------------------
     April 1, 1994         128,265          12,437      $   0.77
     Stock dividend         31,023           4,153     (    0.17)
     Granted             (   4,175)          4,175          1.00
                         -----------------------------------------
     March 31, 1995        155,113          20,765          0.66
     Granted             (   3,030)          3,030          1.00
                         -----------------------------------------
     March 31, 1996        152,083          23,795          0.71
     Exercised               --        (     5,943)         0.53
     Plan terminated     ( 152,083)          --            --
                         -----------------------------------------
     March 31, 1997          --             17,852      $   0.76
                         =========================================



1992 EMPLOYEE STOCK INCENTIVE PLAN: The Company has adopted the 1992 Amended and Restated Employee Stock Incentive Plan, which is administered by the Company's Compensation Committee. Stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and other stock-based awards may be granted to employees under this plan. In addition, 140,000 shares of common stock have been authorized for issuance under this plan for annual stock option grants to each of the Company's outside directors for the purchase of 2,000 shares of common stock. Stock options have been granted under this plan as indicated in the table below. In addition, for fiscal 1995 and 1996, restricted stock awards were granted. Under the provision of the restricted stock awards, employees may earn 50% of the award in fiscal years 1995 and 1996 based upon achieving performance goals in each year provided the employee does not terminate his or her employment for two years subsequent to when an award is earned. During fiscal 1997, the Company issued 1,083 shares of common stock and 2,082 shares of Class B common stock pursuant to such restricted stock awards. Compensation expense of $0.6 million related to this plan was recognized during fiscal 1997. The options in the Stock Incentive Plan vest over one to three year periods beginning on the first or fourth anniversary date of the option grant, and at March 31, 1997, there were 40,833 shares of common stock and 30,000 shares of Class B common stock exercisable. The weighted average life of the options outstanding in the Stock Incentive Plan at March 31, 1997, was eight years.

              Remaining    Outstanding      Outstanding     Weighted  Weighted
                Shares     Award Shares     Option Shares    Average   Average
              Reserved    ---------------------------------- Exercise   Fair
              For Grant   Common  Class B   Common   Class B  Price     Value
                          Stock    Stock     Stock    Stock
              ----------------------------------------------------------------
Balance at
  April 1,
   1994         750,000       --       --       --        --
Awards
  granted      (187,084)  132,084    55,000     --        --
Stock
  dividend      187,500       --       --       --        --
              -----------------------------------------------------------------
Balance at
  March 31,
    1995        750,416   132,084    55,000     --        --
Awards
  canceled       21,136  ( 17,804)  ( 3,332)    --        --
Awards
  issue            --    ( 51,376)  (24,168)    --        --
Options
  grante      (635,500)     --         --    305,500   330,000  $19.48  $11.94
Additional
  shares
  author-
  ized       1,202,500      --         --       --        --
             ------------------------------------------------------------------
Balance at
  March 31,
    1996     1,338,552     62,904    27,500  305,500   330,000  $19.48
Awards
  canceled      87,239    (61,821)  (25,418)    --        --
Options
  canceled     198,000       --        --   (183,000) ( 15,000) $17.19
Awards
  issue           --     (  1,083)  ( 2,082)    --        --
Options
  granted     (320,000)      --        --    185,000   135,000  $14.34  $ 8.49
Stock
  incentive
  issued      (  1,815)      --        --       --        --
             ------------------------------------------------------------------
Balance at
  March 31,
    1997     1,301,976       --        --    307,500   450,000  $17.91
             ==================================================================

STOCK-BASED COMPENSATION PLANS: The Company accounts for options issued to employees and directors under APB Opinion No. 25. All options are granted with exercise prices equal to or greater than market value of the Company's common stock on the date of grant. As a result, no compensation cost has been recognized.

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 established new financial accounting and reporting standards for stock-based compensation plans. The Company has adopted the disclosure-only provision of SFAS 123. As a result, no compensation cost has been recognized for the Company's employee stock option plans. Had compensation cost for the employee stock option plans been determined based on the fair value at the grant date for awards in fiscal 1997 and 1996 consistent with the provisions of SFAS 123, the Company's net income (loss) and net income (loss) per share would have been reduced (increased) to the following pro forma amounts for the 1997 and 1996 fiscal years:

                                           1997           1996
                                        --------------------------
      Net income (loss):
                         As reported    $   26,077     ($  10,914)
                                        ==========================

                         Pro forma      $   24,683     ($  12,309)
                                        ==========================
      Net income (loss) per share:

        Primary--        As reported    $    1.52      ($    0.69)
                                        ==========================
                         Pro forma      $    1.44      ($    0.78)
                                        ==========================
        Fully diluted--  As reported    $    1.37      ($    0.69)
                                        ==========================
                         Pro forma      $    1.31      ($    0.78)
                                        ==========================


  Because the SFAS 123 method of accounting has not been applied to options granted prior to April 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

  The fair value of each option on its date of grant has been estimated for pro forma purposes using the Black-Scholes option pricing model using the following weighted average assumptions:

                                           1997           1996
                                        ---------------------------
          Expected dividend payment     $   0.16       $   0.16
          Expected stock price
             volatility                   45.96%         54.49%
          Risk free interest rate          6.55%          6.36%
          Expected life of options       8 years        8 years



NOTE K-RETIREMENT PLANS

  The Company has adopted the Thomas Nelson, Inc. Employee Stock Ownership Plan ("Company ESOP") which includes a 401(k) feature. In addition, Gibson maintains The C.R. Gibson Company Employee Stock Ownership Plan ("Gibson ESOP") and The C.R. Gibson Company Savings and Investment Plan ("Gibson 401(k) Plan"). The Company ESOP covers all eligible officers and employees other than those employed by Gibson. The Company, at its discretion, matches each employee's 401(k) contribution annually and, in addition, may make retirement contributions to the ESOP at its discretion. The Gibson ESOP and Gibson 401(k) Plan benefit all eligible Gibson employees. Gibson, at its discretion, matches each Gibson employee's 401(k) contributions annually and contributes 4% of the first $6,600 of a participant's compensation in the Gibson 401(k) Plan. Prior to the Gibson acquisition, Gibson loaned the Gibson ESOP monies to purchase shares and the balance of the loan was $828,000 at March 31, 1996. Annual contributions to the Gibson ESOP are a percentage of compensation in accordance with the plan provisions and are used to repay the loan to the Company and to acquire additional shares of common stock. The shares acquired by the Gibson ESOP through the loan are released and allocated to the participants as the loan is paid by contributions. At March 31, 1997, the Gibson ESOP loan had been retired. The Company's contributions to these retirement plans including matching contributions totaled $3.1 million, $1.5 million and $1.0 million in 1997, 1996 and 1995, respectively.


NOTE L-COMMON STOCK

  On March 24, 1995, the Company effected a five-for-four stock split in the form of a 25% stock dividend. All common stock, Class B common stock, dividends per share and earnings per share data has been restated to reflect this five-for-four stock split.

  On July 24, 1995, the Company sold 2,875,000 shares of common stock at $20.00 per share to a group of underwriters in a registered public offering. The net proceeds to the Company of approximately $54.4 million were used to repay amounts outstanding under the Company's bank Credit Agreements.


NOTE M-INCOME TAXES

  The income tax provision is comprised of the expense (benefit) as follows at March 31 (in thousands):

                                        1997       1996       1995
                                      -------------------------------
     Current:
        U.S. federal                  $ 19,180   ($  3,604)  $     97
        State                            1,692         150        839
        Foreign                          2,089         126        102
                                      --------------------------------
          Total current                 22,961   (   3,328)     1,038
     Deferred                            7,173   (   3,924)     5,601
                                      --------------------------------
          Total tax provision         $ 30,134   ($  7,252) $   6,639
                                      ================================

  SFAS 109 permits the recognition of a deferred tax asset if it is more likely than not that the future tax benefit will be realized. The Company believes that, based on its history of profitable operations, the net deferred tax asset will be realized on future tax returns, primarily from the generation of future taxable income. The net deferred tax asset is comprised of the following at March 31 (in thousands):

                                         1997     1996
                                      ---------------------
     Accelerated depreciation         ($ 2,571)  ($ 2,913)
     Deferred charges                 (    571)  (    779)
     Contributions                        --        1,663
     Inventory obsolescence reserve      1,877      4,748
     Bad debt and returns reserves       2,303      4,051
     Inventory-unicap tax adjustment     1,129      3,142
     Advances and prepaid expenses          92      2,478
     Accrued liabilities                 2,127      3,559
     Other                               5,457      1,284
     Valuation allowance              (  5,173)  (  5,390)
                                      --------------------
          Net deferred tax asset       $ 4,670    $11,843
                                      ====================


  Reconciliation of income tax from continuing operations computed at the U.S. federal statutory tax rate to the Company's effective tax rate is as follows at March 31:

                                          1997     1996     1995
                                      -------------------------------
     U.S. federal statutory tax rate
        provision (benefit)             34.0%    ( 34.0%)    34.5%
     State taxes on income               3.0%    (  6.7%)     4.6%
     Other                              --           .8%   (  2.9%)
                                      -------------------------------
          Effective tax rate            37.0%    ( 39.9%)    36.2%
                                      ===============================


  Cash payments for income taxes were $1.0 million, $0.9 million, and $6.0 million in 1997, 1996 and 1995, respectively.


NOTE N-QUARTERLY RESULTS (UNAUDITED)

  Summarized results for each quarter in the fiscal years ended
March 31, 1997 and 1996 are as follows (dollars in thousands, except per share data):

                       1st Quarter  2nd Quarter  3rd Quarter  4th Quarter
                       ----------------------------------------------------
1997
-----
  Net revenues          $   55,179   $  65,206    $  63,557    $  59,494
  Gross profit          $   26,034   $  30,973    $  27,958    $  26,272
  Income from
     continuing
     operations         $      218   $   3,571    $   3,443    $   2,290
  Income (loss) from
     discontinued
     operations        ($   1,613)   $   1,538    $     803    $  15,827
  Net income (loss)    ($   1,395)   $   5,109    $   4,246    $  18,117
  Income (loss) per
     share from
     continuing
     operations         $    0.01    $    0.21    $    0.20    $    0.14
  Income (loss) per
     share from
     discontinued
     operations        ($    0.09)   $    0.09    $    0.05    $    0.92
  Net income (loss)
     per share         ($    0.08)   $    0.30    $    0.25    $    1.06

1996
-----
  Net revenues          $  41,986    $  50,153    $  62,978    $  64,721
  Gross profit          $  22,167    $  22,561    $  28,270    $  20,218
  Income (loss) from
     continuing
     operations         $     710    $   3,247    $   2,181   ($   7,061)
  Income (loss) from
     discontinued
     operations        ($   1,066)   $     195   ($     535)  ($   8,585)
  Net income (loss)    ($     356)   $   3,442    $   1,646   ($  15,646)
  Income (loss) per
     share from
      continuing
     operations         $    0.05    $    0.25    $    0.13   ($    0.42)
  Income (loss) per
     share from
     discontinued
     operations        ($    0.08)  ($    0.03)  ($    0.03)  ($    0.51)
  Net income (loss)
     per share         ($    0.03)   $    0.22    $    0.10   ($    0.93)


NOTE O-COMMITMENTS AND CONTINGENCIES

  The Company has commitments to provide advances to certain authors in connection with products they are developing for the Company. These commitments totaled approximately $10.2 million at March 31, 1997. The timing of payments will be dependent upon the performance by the authors of conditions provided in the applicable contracts. It is anticipated that a substantial portion of the commitments will be completed within the next five years.

  The Company is subject to various legal proceedings, claims and liabilities, which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.



NOTE P-FINANCIAL INSTRUMENTS

  The following disclosure of estimated fair value of financial instruments as of March 31, 1997 is made in accordance with SFAS 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information as of March 31, 1997 and 1996, respectively. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market transaction (in thousands):

                                     1997                   1996
                             -----------------------------------------------
                             Carrying   Estimated     Carrying   Estimated
                              Amount    Fair Value     Amount    Fair Value
                             -----------------------------------------------
CASH AND CASH EQUIVALENTS    $ 43,471  $ 43,471       $    672   $    672

LONG-TERM DEBT:
  Industrial Revenue Bonds   $  1,900  $  1,900       $  2,475   $  2,475
  Capital Lease Obligations  $    377  $    377       $    776   $    776
  Loan Agreement             $  3,000  $  3,000       $  3,667   $  3,667
  Credit Agreements          $   --    $   --         $ 57,800   $ 57,800
  Senior Notes               $ 26,000  $ 24,720       $ 62,000   $ 58,733
  Convertible Subordinated
    Notes                    $ 55,000  $ 50,600       $ 55,000   $ 57,200


  The carrying values of the cash and cash equivalents approximated the fair value based on the short-term nature of the investment instruments. The fair values of the Convertible Subordinated Notes and the Senior Notes are based on the unofficial market for these privately placed instruments. The carrying value of the Company's Credit Agreements and Loan Agreement approximates the fair value. Due to the variable rate nature of the instruments, the interest rate paid by the Company approximates the current market rate demanded by investors; therefore, the instruments are valued at par. The carrying value of the Industrial Revenue Bonds and the Capital Lease Obligation approximates the fair value.

  Outstanding letters of credit totaled $1.4 million and $3.6 million as of March 31, 1997 and 1996, respectively. The letters of credit guarantee performance to third parties of various trade activities. Fair value estimated on the basis of fees paid to obtain the obligations is not material at March 31, 1997 and 1996.

  Financial instruments which potentially subject the Company to credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base.


NOTE Q-DISCONTINUED OPERATIONS

  On January 6, 1997, the Company sold the assets, net of liabilities, of the Music Business, which included production of recorded music and related products, the distribution of recordings for other companies and music publishing, including songwriter development, print music publishing and copyright administration, for approximately $120 million.

  During March 1996, the Company adopted plans to sell the Christian-lifestyles magazines and the radio networks of the Company's Royal Media division, and those sales have been completed. These operations are accounted for as discontinued operations, and accordingly, their assets, liabilities and results of operations are segregated in the accompanying consolidated statements of operations, balance sheets and statements of cash flows.

  Net revenues, operating costs and expenses, other income and expense, and income taxes for all periods presented have been reclassified for amounts associated with the discontinued operations.

  Revenues, income (losses) and income tax provisions (benefits) associated with the discontinued operations were as follows at March 31 (in thousands):

                                      1997         1996       1995
                                    ----------------------------------------
  Net revenues                      $  74,687    $ 91,830   $   90,498
                                    ========================================
  Income (loss) from operations
    before income tax provision
    (benefit)                       $   1,174   ($ 12,249)   $   2,521
  Income tax provision (benefit)          446   (   4,891)         912
                                    ----------------------------------------
     Income (loss) from operations        728   (   7,358)       1,609
                                    ----------------------------------------
  Gain (loss) on disposal before
    income tax provision (benefit)     39,923   (   4,381)        --
  Income tax provision (benefit)       24,096   (   1,748)        --
                                    ----------------------------------------
     Gain (loss) on disposal           15,827   (   2,633)        --
                                    ----------------------------------------
  Total income (loss) from
     discontinued operations        $  16,555   ($ 9,991)   $   1,609
                                    ========================================

     Assets and liabilities for all periods presented have been reclassified
for amounts associated with the discontinued operations.   Net liabilities
from discontinued operations for fiscal 1997 have been classified as accrued expenses on the consolidated balance sheet. Summarized balance sheet data for the discontinued operations is as follows at March 31 (in thousands):

                                         1997        1996
                                     --------------------------
     Current assets                  $    2,201   $   54,382
     Property, plant and
        equipment, net                     --          1,277
     Other assets                          --          9,520
     Goodwill                              --         15,848
                                     --------------------------
         Total assets                     2,201       81,027
     Current liabilities                  9,101       17,578
     Other non-current liabilities         --            935
                                     --------------------------
     Net assets (liabilities)        ($   6,900)  $   62,514
                                     ==========================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
=================================================================
Thomas Nelson, Inc. and Subsidiaries




To the Board of Directors of Thomas Nelson, Inc. and
Subsidiaries:

  We have audited the accompanying consolidated balance sheets of Thomas Nelson, Inc. (a Tennessee corporation) and Subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1997.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Nelson, Inc. and Subsidiaries as of March 31, 1997 and
1996, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.



                               /s/ Arthur Andersen LLP


Nashville, Tennessee
May 30, 1997



OTHER FINANCIAL INFORMATION
=================================================================



The common stock and the Class B common stock are traded on the NYSE under the symbols "TNM" and "TNM.B," respectively. Until
June 19, 1995, the common stock and the Class B common stock were quoted on the Nasdaq National Market under the symbols "TNEL" and "TNELB," respectively. The following table sets forth, for the periods indicated, the high and low bid prices of the common stock and Class B common stock as reported on the Nasdaq National
Market for each of the quarters indicated through June 16, 1995, and the high and low closing sales prices as reported on the NYSE composite tape from June 19, 1995:

                             Common          Class B
                              Stock         Common Stock
                      -------------------------------------  Dividends Paid
                         High       Low      High     Low       Per Share
                      -------------------------------------------------------
Fiscal l997
-----------
 First Quarter        $  15 1/8  $ 11 1/2  $ 19 3/8  $ 16       $   .040
 Second Quarter          13 1/4    10 1/4    16 3/4    12 1/2       .040
 Third Quarter           14 7/8     9 3/8    21        13 1/4       .040
 Fourth Quarter          15 1/4    10 1/2    23        18 7/8       .040
                                                                ------------
                                                                $   .160
                                                                ============

Fiscal l996
-----------
 First Quarter        $  20 1/4  $ 19 5/8  $ 23     $ 18 1/2    $   .040
 Second Quarter          26 3/8    19 1/8    26       20 7/8        .040
 Third Quarter           26 1/8    12 1/2    25 3/4   18 3/8        .040
 Fourth Quarter          16 3/4    12 3/8    19 1/4   16 1/2        .040
                                                                ------------
                                                                $   .160
                                                                ============

  As of June 4, 1997, there were 1,181 record holders of the common stock and 767 record holders of the Class B common stock.

  Declaration of dividends is within the discretion of the Board of Directors of the Company. The Board considers the payment of dividends on a quarterly basis, taking into account the Company's earnings and capital requirements as well as financial and other conditions existing at the time. Certain covenants of the Company's Credit Agreements and Senior Notes limit the amount of cash dividends payable based on the Company's cumulative consolidated net income. See Note H of Notes to Consolidated Financial Statements. On May 22, 1997, the Company declared a cash dividend of $.04 per share on its common stock and Class B common stock to be paid on August 18, 1997 to shareholders of record on August 4, 1997.