Form 10-K, Exhibit 13
period 1998-03-31
NELSON THOMAS INC
filed 1998-06-26
CIK 71023

EXHIBIT 13

Selected Financial Data
=============================================================================

YEARS ENDED
March 31,               1998        1997      1996<F1>    1995       1994
(Dollars in thousands,
except per share data)
-----------------------------------------------------------------------------

OPERATING
  RESULTS <F2><F4>
Net revenues           $252,958   $243,436    $219,838  $174,609   $152,418

                       ====================================================
Operating income       $ 24,780   $ 22,954    $  5,887  $ 21,212   $ 16,131

                       ====================================================
Income (loss) from
  continuing
  operations <F5>      $ 12,673   $  9,522   ($    923) $ 10,101   $  7,736
Income (loss) from
  discontinued
 operations <F6><F7>       --       16,555   (   9,991)    1,609      1,345
                       ----------------------------------------------------
Net income (loss)      $ 12,673   $ 26,077   ($ 10,914) $ 11,710   $  9,081

                       ====================================================
-----------------------------------------------------------------------------


FINANCIAL POSITION <F2>
Total assets           $285,291   $301,571    $355,083  $232,386   $203,750
Working capital         140,256    131,852     197,127   145,860    119,522
Long-term debt and
  other non-current
  liabilities            84,131     89,233     185,019   121,797    106,876
Shareholders' equity    156,396    146,812     122,065    72,178     62,725
Long-term debt to
  total capitali-
  zation                  35.0%      37.8%       60.3%     62.8%      63.0%

-----------------------------------------------------------------------------


PER SHARE
  DATA <F2><F3><F4>
Income (loss) per share
  from continuing
  operations <F5>      $   0.74   $   0.56   ($   0.06) $   0.76   $   0.58
Income (loss) per share
  from discontinued
   operations <F6><F7>     --         0.96   (    0.64)     0.12       0.10
                       ----------------------------------------------------
    Net income (loss)
      per share        $   0.74   $   1.52   ($   0.70) $   0.88   $   0.68

Dividends declared
  per share            $   0.16   $   0.16    $   0.16  $   0.14   $   0.13
Book value per share       9.14       8.58        7.13      5.37       4.70
Weighted average number
  of shares outstanding
  (in thousands) <F8>     17,113    17,119      15,580    13,374     13,355

--------------------------------------------------------------------------------

<F1>  Includes C.R. Gibson operations subsequent to acquisition on
      October 31, 1995.
<F2>  All financial information has been restated to reflect the pooling of interests with PPC, Inc.
<F3>  Per share data has been restated for stock dividends.
<F4>  Operating results and per share data have been restated for discontinued operations.
<F5>  For 1994 net income and per share data from continuing operations includes $336,000 and $0.03, respectively, for accumulative effects of change in accounting principle.
<F6>  During March 1996, the Company adopted plans to sell the Christian-
      lifestyle magazines and the radio networks of the Royal Media division and the projected loss on disposal and results of operations for this discontinued operation are included herein.
<F7>  On January 6, 1997, the Company consummated a transaction to sell certain assets of the music division, net of certain liabilities assumed, and the gain on disposal and results of operations for this discontinued operation are included herein.
<F8>  Represents basic weighted average number of shares outstanding restated per SFAS 128.



Management's Discussion and Analysis of Financial Condition and
Results of Operations
=================================================================


OVERVIEW

  The Company's net revenues from continuing operations have grown in recent years as a result of increased sales of existing product lines and through the development and acquisition of new product lines. In October 1995, the Company acquired The C.R. Gibson Company ("Gibson") for approximately $67 million in cash, which expanded its gift product lines and distribution network. As a result, the Company's gift revenues grew significantly for fiscal 1997 as compared to the prior year. In fiscal 1998, gift revenues declined from fiscal 1997 due to a strategic decision to shift sales focus from high volume, low margin mass merchant segment to higher margin product.

  On January 6, 1997, the Company sold the assets, subject to certain liabilities, of the music division ("Music Business") for $120 million and realized a net gain of $16 million (net of goodwill of $17 million). The proceeds from the sale were used primarily to retire long-term debt. The operating results of the Music Business are reported as discontinued operations for all years presented.

  As a result of operating trends and the softness of the retail markets for the Company's products, which began to adversely affect operating results in the second quarter of fiscal 1996, the Company decided during the fourth quarter of fiscal 1996 to discontinue the operations of its Royal Media division, a division which published magazines and operated radio networks directed toward Christian markets. The disposal of the Royal Media division has been consummated. The operating results of the Royal Media division for fiscal 1996 are reported as a loss from discontinued operations.

  The following table sets forth for the periods indicated certain selected statements of operations data of the Company expressed as a percentage of net revenues and the percentage change in dollars of such data from the prior fiscal year.


                                                 Fiscal Year-to-Year
                       Years Ended March 31,     Increase (Decrease)
                       ----------------------------------------------------
                       1998    1997    1996      1997 to 1998  1996 to 1997
                       ----------------------------------------------------
                        (%)     (%)     (%)           (%)           (%)

Net revenues:
  Publishing             64.8    63.0    75.1           6.9      (   7.1)
  Gift                   35.2    37.0    24.9       (   1.1)        64.5
                       ----------------------------------------------------
    Total net revenues  100.0   100.0   100.0           3.9         10.7
Expenses:
  Cost of goods sold     54.7    54.3    57.6           4.7          4.4
  Selling, general and
     administrative
     expenses            34.8    35.5    39.2           2.0          --
  Amortization of
     goodwill and
     non-compete
     agreements           0.7     0.8     0.5       (   9.1)        82.3
                       ----------------------------------------------------
    Total expenses       90.2    90.6    97.3           3.5          3.1
                       ----------------------------------------------------
Operating income          9.8     9.4     2.7           8.0        289.9
                       ====================================================
Income (loss) from
   continuing
   operations             5.0     3.9   ( 0.4)         33.1          --
Income (loss) from
   discontinued
   operations             --      6.8   ( 4.6)      ( 100.0)         --
                       ----------------------------------------------------
Net income (loss)         5.0    10.7   ( 5.0)      (  51.4)         --

                       ====================================================

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

  The following discussion includes certain forward-looking statements. Actual results could differ materially from those reflected by the forward-looking statements and a number of factors may affect future results, liquidity and capital resources. These factors include softness in the general retail environment, the timing of products being introduced to the market, the level of returns experienced by the operating divisions, the level of margins achievable in the marketplace and the ability to minimize operating expenses. Although the Company believes it has the business strategy and resources needed for improved operations, future revenue and margin trends cannot be reliably predicted and may cause the Company to adjust its business strategy during the 1999 fiscal year.


RESULTS OF OPERATIONS

Fiscal 1998 compared to Fiscal 1997.

   Net revenues for fiscal 1998 increased $9.5 million, or 3.9%, over fiscal 1997. Net revenues from publishing products increased for fiscal 1998 from fiscal 1997 by $10.5 million, or 6.9%, primarily due to favorable acceptance of new product offerings and reductions in product returns. Net revenues from gift products decreased by $1.0 million, or 1.1%, primarily due to the Company's business decision to reduce sales of the stationery category to mass merchandisers. Price increases did not have a material effect on net revenues.

   The Company's cost of goods sold for fiscal 1998 increased $6.2 million, or 4.7%, and, as a percentage of net revenues, increased from 54.3% to 54.7%. The slight increase in cost of goods sold, as a percentage of net revenues, resulted primarily from lower licensing revenues in fiscal 1998. In fiscal 1997, the Company had higher licensing revenues which have minimal associated cost of goods sold. The Company periodically receives licensing revenues from companies that request permission to reprint the Company's publishing products and market them through a channel that might not otherwise be served.

   Selling, general and administrative expenses for fiscal 1998 increased $1.7 million over the comparable period in fiscal 1997. These expenses, expressed as a percentage of net revenues, decreased from 35.5% for fiscal 1997 to 34.8% for fiscal 1998 primarily as a result of reduced advertising and fulfillment costs.

   Interest expense decreased by $2.4 million, or 28.0%, for fiscal 1998 due to decreased borrowings as a result of the use of a portion of the proceeds from the sale of the Music Business to repay indebtedness in fiscal 1997.

   The Company's effective tax rate in fiscal 1998 was 37.5% compared to 41.0% for fiscal 1997. The prior year tax rate reflects the combined tax rate from continuing and discontinued operations. See Note M of Notes to Consolidated Financial Statements.

   The Company earned net income of $12.7 million for fiscal
1998.  There were no discontinued operations in fiscal 1998.

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

   The Company's cost of goods sold for fiscal 1997 increased $5.6 million, or 4.4%, and, as a percentage of net revenues, decreased from 57.6% to 54.3%. The decrease in cost of goods sold, as a percentage of net revenues, was due to a lower percentage of publishing and gift revenues being derived from mass market sales in fiscal 1997 as compared to fiscal 1996.
Mass Market sales generally have higher cost of goods sold as a percentage of revenues than other market channels. In addition, cost of goods sold, as a percentage of net revenues, decreased from fiscal 1996, when additional provisions for obsolescence and unearned royalty advances were made.

   Selling, general and administrative expenses for fiscal 1997 increased only $40,000 over the comparable period in fiscal 1996. These expenses, expressed as a percentage of net revenues, decreased from 39.2% for fiscal 1996 to 35.5% for fiscal 1997 primarily as a result of the consolidation of two publishing sales forces, staff reductions implemented in the last half of fiscal 1996 and reduced advertising and direct-to-consumer marketing expenditures.

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


LIQUIDITY AND CAPITAL RESOURCES

  At March 31, 1998, the Company had $39.7 million in cash and cash equivalents, primarily cash generated from operations and from the sale of its Music Business in January 1997. The primary sources of liquidity to meet the Company's future obligations and working capital needs are cash generated from operations and borrowings available under bank credit facilities. At March 31, 1998, the Company had working capital of $140.3 million. Under its two bank credit facilities, at March 31, 1998, the Company had no borrowings outstanding, and $85 million available for borrowing. In January 1997, the Company retired all the existing borrowings under its two bank credit facilities with a portion of the proceeds from the sale of the Music Business.

  Net cash provided by (used in) operating activities was $8.1 million, $25.8 million and ($30.3) million in fiscal 1998, 1997 and 1996, respectively. The increase in cash provided by operations during fiscal 1998 was principally attributable to earnings from continuing operations and reductions in accounts receivable and prepaid expenses. Accounts receivable decreased by $1.4 million primarily due to improved collection efforts in the fourth quarter of fiscal 1998 over fiscal 1997. Prepaid expenses decreased by $1.2 million primarily due to decreased royalty advances.

  During fiscal 1998, capital expenditures totaled approximately $3.3 million. The capital expenditures were primarily for computer, warehousing and manufacturing equipment. In fiscal 1999, the Company anticipates capital expenditures of approximately $3 million, consisting primarily of additional computer, manufacturing and warehousing equipment.

  The Company's bank credit facilities are unsecured and consist of a $75 million credit facility and a $10 million credit facility (collectively, the "Credit Agreements"). The $75 million credit facility bears interest at either the prime rate or, at the Company's option, LIBOR plus a percentage, subject to adjustment based on certain financial ratios and matures on December 13, 2002. The $10 million credit facility bears interest at the prime rate and matures on July 31, 1999. Due to the seasonality of the Company's business, borrowings under the Credit Agreements typically peak during the third quarter of the fiscal year.

  The Company has outstanding $24 million of senior notes ("Senior Notes") which are unsecured. The Senior Notes bear interest at rates from 6.68% to 9.5% due through fiscal 2006. In January 1997, the Company retired $35 million of previously held Senior Notes with a portion of the proceeds from the sale of the Music Business.

  Under the terms of the Credit Agreements and Senior Notes, the Company has agreed to limit the payment of dividends and to maintain certain interest coverage and debt-to-total-capital ratios which are similarly calculated for each debt agreement.
At March 31, 1998, the Company was in compliance with all covenants of these debt agreements. The Company expects to be in compliance with all of its covenants for each quarter of fiscal 1999 although no assurance can be given that such compliance will be maintained.

  The Company also has outstanding $55 million of 5.75% convertible subordinated notes ("Convertible Subordinated Notes") due November 30, 1999. The Convertible Subordinated Notes presently are convertible into common stock at $17.00 per share and are redeemable at the Company's option currently at 101.64% of the principal amount, declining to 100.82% on November 30, 1998, and to 100% on November 30, 1999.

  Management believes cash generated by operations and borrowings available under the Credit Agreements will be sufficient to fund anticipated working capital requirements for existing operations through fiscal 1999.

  The Company has announced its intention to repurchase up to 3 million shares of common stock or Class B common stock from time to time in the open market or through privately negotiated transactions. As of June 12, 1998, the Company has repurchased approximately 1.6 million shares.

YEAR 2000 ISSUES

  The Company has established a task force to coordinate the identification, evaluation and implementation of changes to computer systems and applications necessary to become year 2000 compliant with no material adverse effect on customers or disruption to business operations. These actions are necessary to ensure that the systems and applications will recognize and process the year 2000 and beyond. The Company is also evaluating non-system issues relative to the year 2000. Major areas of potential business impact have been identified and are being evaluated. The Company also is communicating with suppliers, customers, financial institutions and others with which it does business to determine the status of their being year 2000 compliant. The Company expensed approximately $100,000 in costs during fiscal 1998 related to becoming year 2000 compliant and expect to incur additional costs of $1,000,000 and $400,000 for fiscal years 1999 and 2000, respectively. These costs are expected to include programmer costs for modification of software programs, costs for a testing site, software purchases and consulting fees and will be expensed as they are incurred.


                    THOMAS NELSON, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                (Dollars in thousands, except per share data)

                                       Years ended March 31,
                               --------------------------------------
                                  1998         1997          1996
                               --------------------------------------
Net revenues                   $ 252,958    $ 243,436      $219,838
Cost of goods sold               138,389      132,199       126,622
                               --------------------------------------
   Gross profit                  114,569      111,237        93,216

Selling, general and
   administrative                 87,950       86,259        86,219
Amortization of goodwill and
   non-compete agreements          1,839        2,024         1,110
                               --------------------------------------
Operating Income                  24,780       22,954         5,887

Other income                       1,569          590           595
Interest expense                   6,073        8,430         8,018
                               --------------------------------------
Income (loss) from continuing
   operations before
   income taxes                   20,276       15,114     (   1,536)
Provision (benefit) for
   income taxes                    7,603        5,592     (     613)
                               --------------------------------------
Income (loss) from continuing
   operations                     12,673        9,522     (     923)

Discontinued operations:
   Operating income (loss),
      net of applicable tax
      provision (benefit) of
      $446 and ($4,891),
      respectively                  -             728     (   7,358)
   Gain (loss) on disposal,
      net of applicable tax
      provision (benefit) of
      $24,096 and ($1,748),
      respectively                  -          15,827     (   2,633)
                               ---------------------------------------
Income (loss) from discon-
   tinued operations                -          16,555     (   9,991)
                               ---------------------------------------
NET INCOME (LOSS)              $  12,673    $  26,077     ($ 10,914)
                               =======================================

Weighted average number
   of shares outstanding          17,113       17,119        15,580
                               =======================================

NET INCOME (LOSS) PER SHARE:
   Basic--
     Income (loss) from
        continuing operations  $    0.74    $    0.56     ($   0.06)
     Income (loss) from
        discontinued operations     -            0.96     (    0.64)
                               ---------------------------------------
        Net income (loss) per
             share             $    0.74    $    1.52     ($   0.70)
                               =======================================
   Diluted--
     Income (loss) from
        continuing operations  $    0.73    $    0.56     ($   0.06)
     Income (loss) from
        discontinued operations     -            0.81     (    0.64)
                               ---------------------------------------
        Net income (loss) per
             share             $    0.73    $    1.37     ($   0.70)
                               =======================================
See Notes to Consolidated Financial Statements



                   THOMAS NELSON, INC. AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEETS
              (Dollars in thousands, except per share data)
                                                 March 31,
                                         ------------------------
                                            1998          1997
                                         ------------------------
ASSETS
   Current assets
      Cash and cash equivalents          $  39,713      $ 43,471
      Accounts receivable, less
         allowances of $6,162 and
         $7,000, respectively               63,264        64,626
      Inventories                           70,590        71,550
      Prepaid expenses                       8,177         9,421
      Deferred tax assets                    3,276         8,310
                                         ------------------------
   Total current assets                    185,020       197,378

   Property, plant and equipment, net       32,103        32,843
   Other assets                              9,843        10,466
   Deferred charges                          1,789         2,785
   Goodwill, less accumulated
      amortization of $4,804 and
      $3,246, respectively                  56,536        58,099
                                         ------------------------
TOTAL ASSETS                             $ 285,291      $301,571
                                         ========================
LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities
      Accounts payable                   $  16,701      $ 18,880
      Accrued expenses                      19,117        22,740
      Dividends payable                        685           685
      Income taxes currently payable         4,286        19,974
      Current portion of long-term debt      3,733         2,979
      Current portion of capital lease
         obligations                           242           268
                                         ------------------------
   Total current liabilities                44,764        65,526

   Long-term debt                           79,476        83,162
   Capital lease obligations                    84           377
   Deferred tax liabilities                  3,364         3,640
   Other liabilities                         1,207         2,054

   Shareholders' equity
      Preferred stock, $1.00 par
         value, authorized 1,000,000
         shares; none issued                  -              -
      Common stock, $1.00 par value,
         authorized 20,000,000 shares;
         issued 16,002,817 and
         16,001,178 shares,
         respectively                       16,003        16,001
      Class B common stock, $1.00 par
         value, authorized 5,000,000
         shares; issued 1,111,924
         and 1,112,071 shares,
         respectively                        1,112         1,112
      Additional paid-in capital            79,057        79,409
      Retained earnings                     60,224        50,290
                                         ------------------------
   Total shareholders' equity              156,396       146,812
                                         ------------------------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                   $ 285,291     $ 301,571
                                         ========================
See Notes to Consolidated Financial Statements




                    THOMAS NELSON, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               (Dollars in thousands, except per share data)

                                     Class B    Additional          Deferred
                            Common    Common     Paid-In  Retained  Compen-
                            Stock     Stock      Capital  Earnings   sation
                          --------------------------------------------------
Balance at March 31, 1995  $ 12,362   $  1,067  $ 18,211   $ 40,538  $   -
Net loss                                                  (  10,914)
Common stock issued:
   Option plans --
      26,738 common
      shares and 18,750
      Class B common
      shares                     27         19       153
   Retirement for option
      Payments --
      7,349 common shares  (      7)            (    141)
   Incentive plan stock
      awards --
      49,294 common shares
      and 26,250 Class B
      common shares              49         26       614
   Common stock offering      2,875               51,521
   C.R. Gibson ESOP --
      698,308 common
      shares                    698                8,467
Dividends declared --
      $0.16 per share                                     (   2,672)
Deferred compensation                                                (  828)
                           -------------------------------------------------
Balance at March 31, 1996    16,004    1,112      78,825     26,952  (  828)
Net income                                                   26,077
Common stock issued:
   Option plans --
       8,841 common shares        9                   75
   Retirement of stock
       awards -- 12,031
       common shares       (     12)            (    110)
Dividends declared --
       $0.16 per share                                    (  2,739)
Incentive plan stock awards                          619
Deferred compensation                                                   828
                            ------------------------------------------------
Balance at March 31, 1997    16,001    1,112      79,409    50,290      -
Net income                                                  12,673
Common stock issued:
   Retirement of stock
       awards --
       3,888 common shares (      4)                   4
Stock offering adjustment                      (     360)
Dividends declared --
       $0.16 per share                                   (  2,739)
Incentive plan stock
       awards --
       5,380 common shares        6                    4
                           -------------------------------------------------
Balance at March 31, 1998   $ 16,003  $ 1,112   $ 79,057  $ 60,224  $   -

                           =================================================
See Notes to Consolidated Financial Statements




                       THOMAS NELSON, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)
                                              Years ended March 31,
                                       ------------------------------------
                                           1998        1997        1996
                                       ------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Income (loss) from continuing
      operations                        $ 12,673     $  9,522    ($    923)
   Adjustments to reconcile income
     (loss) to net cash provided by
     (used in) operations:
      Depreciation and amortization        8,577        8,436        7,263
      Deferred income taxes                4,758        7,173    (   2,774)
      Gain on sale of property,
         plant and equipment                -            -       (     449)
      Deferred compensation                 -             619          222
   Changes in assets and liabilities,
      net of acquisitions and
      disposals:
      Accounts receivable, net             1,362        7,375        2,572
      Income tax refunds receivable         -           4,440    (   3,570)
      Inventories                            960        7,758    (   8,827)
      Prepaid expenses                     1,244        1,800          747
      Accounts payable and accrued
         expenses                      (   1,948)   (   9,969)   (   7,338)
      Income taxes currently payable   (  15,688)       3,707         -
                                       -------------------------------------
Net cash provided by (used in)
   continuing operations                  11,938       40,861    (  13,077)
                                       -------------------------------------
   Discontinued operations:
      Income (loss) from
         discontinued operations            -             728    (   7,358)
      Gain (loss) on disposal of
         discontinued operations            -          15,827    (   2,633)
      Changes in discontinued net
         assets                              488    (  24,442)          20
      Cash used in discontinued
         operations                    (   4,342)   (   7,179)   (   7,237)
                                       -------------------------------------
Net cash used in discontinued
    operations                         (   3,854)   (  15,066)   (  17,208)
                                       -------------------------------------
Net cash provided by (used in)
    operating activities                   8,084       25,795    (  30,285)
                                       -------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                (   3,319)   (   1,876)   (   3,996)
   Proceeds from sales of property,
      plant and equipment                   -              49          854
   Proceeds from sales of business
      and discontinued net assets           -         120,368         -
   Purchase of net assets of
      acquired companies -
      net of cash received                  -       (     122)   (  70,217)
   Changes in other assets and
      deferred charges                 (   1,336)   (   2,817)       3,241
                                       -------------------------------------
Net cash provided by (used in)
      investing activities             (   4,655)     115,602    (  70,118)
                                       -------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Payments under line of credit            -       (  57,800)   (   1,000)
   Proceeds from issuance of
      long-term debt                        -            -          50,000
   Payments under capital lease
      obligations                      (     308)   (     231)   (     901)
   Payments on long-term debt          (   2,975)   (  37,968)   (   9,375)
   Dividends paid                      (   2,739)   (   2,739)   (   2,524)
   Changes in other liabilities        (   1,175)         178    (     193)
   Proceeds from issuance of
      common stock                            14           84       64,449
   Common stock retired                (       4)   (     122)   (     148)
                                       -------------------------------------
Net cash provided by (used in)
   financing activities                (   7,187)   (  98,598)     100,308
                                       -------------------------------------
Net increase (decrease) in cash
   and cash equivalents                (   3,758)      42,799    (      95)

Cash and cash equivalents at
   beginning of year                      43,471          672          767
                                       -------------------------------------
Cash and cash equivalents at
   end of year                          $ 39,713     $ 43,471     $    672
                                       =====================================
Supplemental disclosures of
   noncash investing and financing
   activities:
      Dividends accrued and unpaid      $    685     $    685     $    685
      Capital lease obligations
         incurred to lease new
         equipment                          -             144          674
      Contribution to ESOP using
         previously funded advances         -             828         -

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

STOCK-BASED COMPENSATION:  Statement of Financial Accounting
     Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), and related Interpretations. Under APB Opinion No. 25, no compensation cost related to employee stock options has been recognized because all options are issued with exercise prices equal to or greater than the fair market value at the date of grant. See Note J for further discussion.

INCOME TAXES: Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred income taxes are provided for temporary differences between the financial statement and income tax bases of assets and liabilities.

COMPUTATION OF NET INCOME PER SHARE:  Statement of Financial
     Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), has been issued effective for interim and annual fiscal periods ending after December 15, 1997. SFAS 128 establishes standards for computing and presenting earnings per share. The Company adopted the provisions of SFAS 128 in the third quarter of fiscal 1998 and restated earnings per share for all periods presented. Such adoption did not have a material effect on the Company's results of operations or financial position. Basic net income per share is computed by dividing net income by the weighted average number of common and Class B common shares outstanding during the year. Diluted earnings per share reflects the dilutive effect of stock options outstanding during the period and common shares contingently issuable upon conversion of convertible debt securities in periods in which such exercise would cause dilution and the effect on net income of converting the debt securities.

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

OTHER NEW PRONOUNCEMENTS:  In February 1997, the FASB issued
     Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" ("SFAS 129"). SFAS 129 establishes standards for disclosing information about an entity's capital structure. The Company adopted SFAS 129 in the third quarter of fiscal 1998. The Company did not experience a material impact on its results of operations, financial conditions or cash flows as a result of adoption.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires public companies to report financial and descriptive information about its reportable operating segments in annual financial statements and in interim financial reports issued to shareholders. The statement will be effective for fiscal year ended March 31, 1999. Management is evaluating this standard and determining if it will be required to revise its current methods of reporting financial data.

RECLASSIFICATIONS: Certain reclassifications of prior period amounts have been made to conform to the current year's presentation.


NOTE B-ACQUISITIONS

  The Company completed its $9.00 per share cash tender offer effective October 31, 1995, for the outstanding shares of common stock of Gibson for approximately $67 million. The purchase price was funded by the Company's issuance of $50 million of the Company's Senior Notes and by borrowings under the Company's Credit Agreements. See Note H for additional information. Gibson, headquartered in Norwalk, Connecticut, manufactures and markets a wide range of paper, gift and stationery products, primarily under the C.R. Gibson and Creative Papers brand names. Products include baby and wedding memory books, stationery, giftwrap and paper tableware.

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

      Working capital, net                $    7,428
      Property, plant and equipment, net      20,138
      Goodwill                                45,974
      Other assets                             9,607
      Other liabilities                   (   15,743)
                                          -----------
                                          $   67,404
                                          ===========

   The following unaudited pro forma information combines the consolidated results of operations of the Company and Gibson as if the acquisition had occurred on April 1, 1995, after giving effect to amortization of goodwill and interest expense on borrowings to finance the acquisition. The pro forma information is not necessarily indicative of the results of operations which would have actually been obtained during such periods. While the Company believes that it will realize certain long-term synergies through the integration of certain operating functions, there can be no assurances that such synergies can be realized, and no amounts have been reflected in the pro forma adjustments to reflect such anticipated synergies.

                                       Year Ended March 31,
                                        --------------------
                                               1996
                                            ----------
   (In thousands, except per share data)   (Unaudited)

   Net revenues                             $ 260,367
   Loss from continuing operations         ($   7,102)
   Loss per share from continuing
     operations                            ($    0.46)


NOTE C-INVENTORIES

   Inventories consisted of the following at March 31 (in thousands):

                                     1998          1997
                                   -----------------------
   Finished goods                  $ 54,503      $ 53,634
   Work in process and
       raw materials                 16,087        17,916
                                   -----------------------
                                   $ 70,590      $ 71,550
                                   =======================


NOTE D-PREPAID EXPENSES

   Prepaid expenses consisted of the following at March 31 (in thousands):


                                     1998          1997
                                   -----------------------
   Royalties                       $  6,888      $  7,648
   Other                              1,289         1,773
                                   -----------------------
                                   $  8,177      $  9,421
                                   =======================


NOTE E-PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment consisted of the following at March 31 (in thousands):

                                     1998          1997
                                   -----------------------
   Land                             $  5,109     $   4,948
   Buildings                          20,483        20,353
   Machinery and equipment            26,851        29,762
   Furniture and fixtures              6,056         3,620
   Other                                 380           737
                                   -----------------------
                                      58,879        59,420
   Less allowance for
    depreciation and
    amortization                  (   26,776)   (   26,577)
                                   -----------------------

                                    $ 32,103     $  32,843
                                   =======================

NOTE F-OTHER ASSETS

   Other assets consisted of the following at March 31 (in thousands):

                                     1998          1997
                                   -----------------------
   Prepaid royalties               $  5,509      $  6,654
   Other                              4,334         3,812
                                   -----------------------
                                   $  9,843      $ 10,466
                                   =======================


NOTE G-ACCRUED EXPENSES

   Accrued expenses consisted of the following at March 31 (in thousands):

                                     1998          1997
                                   -----------------------
   Accrued royalties               $  4,152      $  4,535
   Accrued payroll                    6,552         4,708
   Accrued integration costs          1,568         2,904
   Accrued interest                   1,510         1,541
   Net liability of discontinued
        operations                    3,046         6,900
   Other                              2,289         2,152
                                   -----------------------
                                   $ 19,117      $ 22,740
                                   =======================

   Cash payments for interest were $6.1 million in 1998, $10.2 million in 1997 and $9.6 million in 1996.


NOTE H-LONG-TERM DEBT

   Long-term debt consisted of the following at March 31 (in thousands):

                                     1998          1997
                                   -----------------------
   Industrial Revenue Bonds,
     7.95% to 8.35%, due
     through 2005                   $  1,725      $  1,900
   Loan Agreement                      2,332         3,000
   Senior Notes                       24,000        26,000
   Convertible Subordinated
      Notes                           55,000        55,000
   Other                                 152           241
                                   -----------------------
                                      83,209        86,141
   Less current portion            (  3,733)     (  2,979)
                                   -----------------------
                                    $ 79,476      $ 83,162
                                   =======================


   At March 31, 1998, Industrial Revenue Bonds were secured by property, plant and equipment with a net book value of approximately $1.6 million.

   The Loan Agreement indebtedness is secured by property, plant and equipment related to the Company's Nashville warehouse and distribution center expansion completed in June 1992. Interest payable monthly is at the London Interbank Offered Rate ("LIBOR") plus 1.25%, for a total rate of 6.9375% at March 31, 1998. Semi-annual principal payments are due through March 2002.

   The Company has Credit Agreements with borrowing limits totaling $85 million as of March 31, 1998. In January 1997, the primary credit facility ("Credit Facility") was amended, in connection with the sale of the Company's Music Business, to decrease the Credit Facility borrowing limit to $75 million maturing in fiscal 2003. The Credit Facility bears interest at either the lender's prime rate or, at the Company's option, the LIBOR plus a percentage, based on certain financial ratios. The Credit Facility is guaranteed by all of the Company's material subsidiaries and the Company has agreed, among other things, to limit the payment of cumulative cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. The maximum dividends which the Company may pay for fiscal 1999 are $16.8 million. Additionally, the Company has a $10 million credit facility which matures July 31, 1999, and bears interest at the lender's prime rate, with covenants which are the same as the Credit Facility. At March 31, 1998, the Company was in compliance with all covenants of the Credit Agreements. At March 31, 1998, the Company had $85 million available under its Credit Agreements.

   The Company has outstanding $24 million of Senior Notes, which bear interest at rates from 6.68% to 9.5% and are due through fiscal 2006. The Company retired $35 million of the Senior Notes in January 1997, subsequent to the sale of the Music Business. See Note Q for further discussion. Under the terms of the Senior Notes, the Company has agreed, among other things, to limit the payment of cash dividends and to maintain certain interest coverage and debt-to-total- capital ratios. The maximum dividends which the Company may pay for fiscal 1999 are $16.8 million. At March 31, 1998, the Company was in compliance with all covenants of the Senior Notes.

   The Company has issued $55 million of Convertible Subordinated Notes due November 30, 1999, priced at par to yield 5.75%. The notes presently are convertible into common stock at $17.00 per share and are redeemable at the Company's option currently at 101.64% of the principal amount, declining to 100.82% on November 30, 1998, and to 100% on November 30, 1999. This conversion would result in 3,235,294 additional shares outstanding.

   Maturities of long-term debt for the years ending March 31 are as follows (in thousands):

               1999                       $    3,733
               2000                           59,734
               2001                            3,888
               2002                            3,581
               2003                            3,322
               2004 and thereafter             8,951
                                          ------------
                                          $   83,209
                                          ============


NOTE I-LEASES

  Total rental expense for all operating leases, including short-term leases of less than a year, amounted to approximately $4.0 million in 1998, $3.2 million in 1997, and $2.5 million in 1996. Generally, the leases provide that, among other things, the Company shall pay for utilities, insurance, maintenance and property taxes in excess of base year amounts.

  Minimum rental commitments under non-cancelable leases for the years ending March 31 are as follows (in thousands):

                                   Operating     Capital
                                     Leases       Leases
                                   -----------------------
   1999                            $  2,952       $   266
   2000                               1,784            52
   2001                                 886            22
   2002                                 498            11
   2003                                 454         --
   2004 and thereafter                  238         --
                                   -----------------------
     Total minimum lease payments  $  6,812           351
   Less amount representing        ==========
     interest                                    (     25)
                                                 ----------
   Present value of net lease
     payments                                         326
   Less current portion                          (    242)
                                                 ----------
                                                  $    84
                                                 ==========


NOTE J-STOCK PLANS

1986 STOCK INCENTIVE PLAN: The Company adopted the 1986 Stock Incentive Plan (the "1986 Plan"), which is administered by the Company's Compensation Committee. Stock options were granted under the 1986 Plan at a price not less than the fair market value ("FMV") of the stock on the option grant date and must be exercised not later than five years after the date of grant. Stock options issued to a person then owning more than 10% of the voting power in all classes of the Company's outstanding stock were granted at a purchase price of not less than 110% of the FMV and must be exercised within five years from the date of grant. The options vest 1/4 each year for four years beginning on the first anniversary date of the option grant and, at March 31, 1998, there were 92,718 shares of common stock and 46,875 shares of Class B common stock exercisable in the 1986 Plan. The weighted average life of the options outstanding in the 1986 Plan at March 31, 1998, was one year. The 1986 Plan terminated in March 1996 and options outstanding remain in effect until exercised or expired. Options outstanding under this plan are as follows:


                      COMMON STOCK      CLASS B COMMON STOCK
                  ---------------------------------------------
                  Remaining             Remaining                Weighted
                   Shares   Outstanding  Shares   Outstanding    Average
                  Reserved   Optioned   Reserved   Optioned      Exercise
                  For Grant   Shares    For Grant   Shares        Price
                  --------------------------------------------------------
April 1, 1995          --      273,750       906      81,250    $  13.22
Exercised              --    (  21,094)     --     (  18,750)       4.44
Canceled             29,344  (  29,344)     --          --         11.97
Plan terminated   (  29,344)      --    (    906)       --
                  --------------------------------------------------------
March 31, 1996         --      223,312      --        62,500       14.58
Canceled               --    (  74,375)     --          --         14.40
                  --------------------------------------------------------
March 31, 1997         --      148,937      --        62,500       14.64
Canceled               --    (  25,312)     --          --         14.40
                  --------------------------------------------------------
March 31, 1998         --      123,625      --        62,500       14.67
                  ========================================================


1990 DEFERRED COMPENSATION OPTION PLAN FOR OUTSIDE DIRECTORS:
The Company adopted the 1990 Deferred Compensation Option Plan for Outside Directors (the "Outside Directors Plan"), which is administered by the Company's Compensation Committee. Options were awarded, on or prior to the annual meeting of shareholders or on initial election to the Board of Directors ("Board"), to each Director of the Company who filed with the Company an irrevocable election to receive options in lieu of not less than fifty percent (50%) of the retainer fees to be earned during each fiscal year. The option price was $1.00 per share with the number of shares being determined by dividing the amount of the annual retainer fee by the fair market value of the shares on the option date less $1.00 per share. The amount of annual retainer fee for options was expensed by the Company as earned. The options in the Outside Directors Plan vest on the first anniversary date of the option grant and, at March 31, 1998, there were 13,050 shares of common stock exercisable. The Outside Directors Plan terminated in August 1995 and options outstanding remain in effect until exercised or expired. The weighted average life of the options outstanding in the Outside Directors Plan at March 31, 1998, was one year. Options granted and outstanding under this plan are as follows:


                                     COMMON STOCK
                              --------------------------
                               Remaining                  Weighted
                                 Shares    Outstanding    Average
                                Reserved    Optioned      Exercise
                               For Grant     Shares        Price
                              -------------------------------------
     April 1, 1995             155,113      20,765       $  0.66
     Granted                  (  3,030)      3,030          1.00
                              --------------------------
     March 31, 1996            152,083      23,795          0.71
     Exercised                   --       (  5,943)         0.53
     Plan terminated          (152,083)      --
                              --------------------------
     March 31, 1997               --        17,852          0.76
     Exercised                    --      (  4,802)         0.53
                              --------------------------
     March 31, 1998               --        13,050          0.85
                              ==========================


1992 EMPLOYEE STOCK INCENTIVE PLAN: The Company has adopted the 1992 Amended and Restated Employee Stock Incentive Plan, which is administered by the Company's Compensation Committee. Stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and other stock-based awards may be granted to employees under this plan. In addition, 140,000 shares of common stock have been authorized for issuance under this plan for annual stock option grants to each of the Company's outside directors for the purchase of 2,000 shares of common stock. Stock options have been granted under this plan as indicated in the table below. In addition, for fiscal 1995 and 1996, restricted stock awards were granted. Under the provision of the restricted stock awards, employees earned 50% of the award in fiscal years 1995 and 1996 based upon achieving performance goals in each year provided the employee did not terminate his or her employment for two years subsequent to when an award was earned. The Company recognizes expense associated with restricted stock awards as the awards are earned. During fiscal 1998, the Company issued 333 shares of common stock pursuant to such restricted stock awards. The options in the Stock Incentive Plan vest over one to three year periods beginning on the first or fourth anniversary date of the option grant, and at March 31, 1998, there were 123,835 shares of common stock and 115,000 shares of Class B common stock exercisable. The weighted average life of the options outstanding in the Stock Incentive Plan at March 31, 1998, was six years.

                           Outstanding     Outstanding
            Remaining      Award Shares  Optioned Shares    Weighted Weighted
             Shares      ---------------------------------- Average  Average
            Reserved     Common  Class B   Common   Class B Exercise   Fair
            For Grant    Stock    Stock    Stock     Stock   Price    Value
            -----------------------------------------------------------------
April 1,
  1995         750,416  132,084   55,000     --       --
Awards
  canceled      21,136 ( 17,804) ( 3,332)    --       --
Awards
  issued          --   ( 51,376) ( 24,168)   --       --
Options
  granted   (  635,500)    --        --    305,500    330,000 $19.48 $11.70
Additional
  shares
  author-
  ized       1,202,500     --        --      --      --
            ---------------------------------------------------------------
March 31,
  1996       1,338,552   62,904    27,500  305,500    330,000  19.48
Awards
  canceled      87,239 ( 61,821) ( 25,418)    --         --
Options
  canceled     198,000     --        --   (183,000)(   15,000) 17.19
Awards
  issued          --   (  1,083) (  2,082)    --         --
Options
  granted   (  320,000)    --        --    185,000    135,000  14.34   8.52
Stock
  incentive
  issued    (    1,815)    --        --       --         --
            ---------------------------------------------------------------
March 31,
  1997       1,301,976     --        --    307,500    450,000  17.91
Options
  canceled      80,000     --        --   ( 70,000)(   10,000) 14.00
Options
  granted   (1,319,000)    --        --    319,000  1,000,000  14.60   4.64
Stock
  incentive
  issued    (      580)    --        --       --         --
            ---------------------------------------------------------------
March 31,
  1998          62,396     --        --   556,500   1,440,000  15.88
            ===============================================================


STOCK-BASED COMPENSATION PLANS: The Company accounts for options issued to employees and directors under APB Opinion No. 25. All options are granted with exercise prices equal to or greater than market value of the Company's common stock on the date of grant. As a result, no compensation cost has been recognized.

     SFAS 123 established new financial accounting and reporting standards for stock-based compensation plans. The Company has adopted the disclosure-only provision of SFAS 123. As a result, no compensation cost has been recognized for the Company's employee stock option plans. Had compensation cost for the employee stock option plans been determined based on the fair value at the grant date for awards in fiscal 1998, 1997 and 1996 consistent with the provisions of SFAS 123, the Company's net income (loss) and net income (loss) per share would have been reduced (increased) to the following pro forma amounts for the 1998, 1997 and 1996 fiscal years:


                           1998        1997         1996
                       ------------------------------------
 Net income (loss):
          As reported  $  12,673   $   26,077    ($ 10,914)
                       ====================================
          Pro forma    $  10,967   $   24,683    ($ 12,309)
                       ====================================
 Net income (loss)
  per share:

  Basic-- As reported  $    0.74   $     1.52    ($   0.70)
                       ====================================
          Pro forma    $    0.64   $     1.44    ($   0.79)
                       ====================================
  Diluted--
          As reported  $    0.73   $     1.37    ($   0.70)
                       ====================================
          Pro forma    $    0.64   $     1.31    ($   0.79)
                       ====================================


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

  The fair value of each option on its date of grant has been estimated for pro forma purposes using the Black-Scholes option pricing model using the following weighted average assumptions:

                                1998        1997        1996
                               -------------------------------
  Expected dividend payment    $  0.16     $  0.16     $  0.16
  Expected stock price
      volatility                 53.69%      45.96%      54.49%
  Risk free interest rate         6.29%       6.55%       6.36%
  Expected life of options     6 years     8 years     8 years



NOTE K-RETIREMENT PLANS

  The Company has adopted the Thomas Nelson, Inc. Employee Stock Ownership Plan ("Company ESOP") which includes a 401(k) feature. In addition, Gibson maintains The C.R. Gibson Company Employee Stock Ownership Plan ("Gibson ESOP") and The C.R. Gibson Company Savings and Investment Plan ("Gibson 401(k) Plan"). The Company ESOP covers all eligible officers and employees other than those employed by Gibson. The Company, at its discretion, matches each employee's 401(k) contribution annually and, in addition, may make retirement contributions to the ESOP at its discretion. The Gibson ESOP and Gibson 401(k) Plan benefit all eligible Gibson employees. Gibson, at its discretion, matches each Gibson employee's 401(k) contributions annually and contributes 4% of the first $6,600 of a participant's compensation in the Gibson 401(k) Plan. Prior to the Gibson acquisition, Gibson loaned the Gibson ESOP monies to purchase shares and the balance of the loan was $828,000 at March 31, 1996. Annual contributions to the Gibson ESOP are a percentage of compensation in accordance with the plan provisions and are used to repay the loan to the Company and to acquire additional shares of common stock. The shares acquired by the Gibson ESOP through the loan were released and allocated to the participants as the loan was paid by contributions. At March 31, 1997, the Gibson ESOP loan had been retired. The Company's contributions to these retirement plans, including matching contributions, totaled $2.9 million, $3.1 million and $1.5 million in 1998, 1997 and 1996, respectively.


NOTE L-COMMON STOCK

  On July 24, 1995, the Company sold 2,875,000 shares of common stock at $20.00 per share to a group of underwriters in a registered public offering. The net proceeds to the Company of approximately $54.0 million, after taking into account a voluntary return of proceeds of $0.4 million to the purchasers in the stock offering, were used to repay amounts outstanding under the Company's bank Credit Agreements.


NOTE M-INCOME TAXES

  The income tax provision is comprised of the expense (benefit) as follows at March 31 (in thousands):

                                   1998     1997     1996
                                 ---------------------------
     Current:
        U.S. federal             $  2,126 $ 19,180  ($ 3,604)
        State                         544    1,692       150
        Foreign                       175    2,089       126
                                 ---------------------------
          Total current             2,845    22,961 (  3,328)
     Deferred                       4,758    7,173  (  3,924)
                                 ---------------------------
          Total tax provision    $  7,603 $ 30,134  ($ 7,252)
                                 ============================

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

                                         1998       1997
                                      ---------------------
     Accelerated depreciation         ($  2,735) ($  2,571)
     Deferred charges                 (     576) (    571)
     Contributions                        1,774      --
     Inventory obsolescence reserve       1,843     1,877
     Bad debt and returns reserves        2,252     2,303
     Inventory-unicap tax adjustment      1,155     1,129
     Advances and prepaid expenses          560        92
     Accrued liabilities                    812     2,127
     Other                                 --       5,457
     Valuation allowance              (   5,173) (  5,173)
                                      --------------------
          Net deferred tax asset      ($     88)  $ 4,670
                                      ====================

  Reconciliation of income tax from continuing operations computed at the U.S. federal statutory tax rate to the Company's effective tax rate is as follows at March 31:

                                        1998     1997     1996
                                      ---------------------------
     U.S. federal statutory tax
        rate provision (benefit)        34.0%    34.0%   ( 34.0%)
     State taxes on income               3.5%     3.0%   (  6.7%)
     Other                               --      --          .8%
                                      ---------------------------
          Effective tax rate            37.5%    37.0%   ( 39.9%)
                                      ===========================

  Cash payments for income taxes were $20.0 million, $1.0 million, and $0.9 million in 1998, 1997 and 1996, respectively.


NOTE N-QUARTERLY RESULTS (UNAUDITED)

  Summarized results for each quarter in the fiscal years ended
March 31, 1998 and 1997 are as follows (dollars in thousands, except per share data):


                    1st Quarter  2nd Quarter  3rd Quarter  4th Quarter
                    --------------------------------------------------
1998
-----
  Net revenues       $ 54,459    $ 68,618     $ 64,658     $ 65,223
  Gross profit         24,873      30,800       29,494       29,402
  Net income              991       4,603        4,417        2,662
  Net income per
      share              0.06        0.27         0.26         0.16

1997
-----
  Net revenues       $ 55,179    $ 65,206     $ 63,557     $ 59,494
  Gross profit         26,034      30,973       27,958       26,272
  Income from
     continuing
     operations           218       3,571        3,443        2,290
  Income (loss) from
     discontinued
      operations    (   1,613)      1,538          803       15,827
  Net income (loss) (   1,395)      5,109        4,246       18,117
  Income per share
      from continuing
      operations          0.01       0.21         0.20         0.14
  Income (loss) per
      share from
     discontinued
      operations    (     0.09)      0.09         0.05         0.92
  Net income (loss)
      per share     (     0.08)      0.30         0.25         1.06



NOTE O-COMMITMENTS AND CONTINGENCIES

  The Company has commitments to provide advances to certain authors in connection with products they are developing for the Company. These commitments totaled approximately $14.4 million at March 31, 1998. The timing of payments will be dependent upon the performance by the authors of conditions provided in the applicable contracts. It is anticipated that a substantial portion of the commitments will be completed within the next five years.

  The Company is subject to various legal proceedings, claims and liabilities, which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.


NOTE P-FINANCIAL INSTRUMENTS

  The following disclosure of estimated fair value of financial instruments as of March 31, 1998 is made in accordance with SFAS 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information as of March 31, 1998 and 1997, respectively. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market transaction (in thousands):

                               1998                1997
                         ----------------------------------------
                         Carrying Estimated   Carrying Estimated
                          Amount  Fair Value   Amount  Fair Value
                         ----------------------------------------
CASH AND
  CASH EQUIVALENTS        $ 39,713  $ 39,713  $ 43,471  $ 43,471

LONG-TERM DEBT:
  Industrial Revenue
    Bonds                 $  1,725  $  1,725  $  1,900  $  1,900
  Capital Lease
    Obligations                326       326       645       645
  Loan Agreement             2,332     2,332     3,000     3,000
  Senior Notes              24,000    23,325    26,000    24,720
  Convertible Sub-
    ordinated Notes         55,000    55,275    55,000    50,600


  The carrying values of the cash and cash equivalents approximated the fair value based on the short-term nature of the investment instruments. The fair values of the Convertible Subordinated Notes and the Senior Notes are based on the quoted prices from financial institutions. The carrying value of the Company's Loan Agreement approximates the fair value. Due to the variable rate nature of the instruments, the interest rate paid by the Company approximates the current market rate demanded by investors; therefore, the instruments are valued at par. The carrying value of the Industrial Revenue Bonds and the Capital Lease Obligations approximates the fair value.

  Outstanding letters of credit totaled $1.8 million and $1.4 million as of March 31, 1998 and 1997, respectively. The letters of credit guarantee performance to third parties of various trade activities. Fair value estimated on the basis of fees paid to obtain the obligations is not material at March 31, 1998 and 1997.

  Financial instruments which potentially subject the Company to credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base.


NOTE Q-DISCONTINUED OPERATIONS

  On January 6, 1997, the Company sold the assets, net of certain liabilities, of the Music Business, which included production of recorded music and related products, the distribution of recordings for other companies and music publishing, including songwriter development, print music publishing and copyright administration, for approximately $120 million.

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

  Revenues, income (losses) and income tax provisions (benefits) associated with the discontinued operations were as follows at March 31 (in thousands):

                                         1997        1996
                                      -------------------------
  Net revenues                        $ 74,687     $ 91,830
                                      =========================

  Income (loss) from operations
    before income tax provision
    (benefit)                         $  1,174    ($ 12,249)
  Income tax provision (benefit)           446    (   4,891)
                                      -------------------------
    Income (loss) from operations          728    (   7,358)
                                      -------------------------
  Gain (loss) on disposal before
    income tax provision (benefit)      39,923    (   4,381)
  Income tax provision (benefit)        24,096    (   1,748)
                                      -------------------------
    Gain (loss) on disposal             15,827    (   2,633)
                                      -------------------------
  Total income (loss) from
    discontinued operations           $ 16,555    ($  9,991)
                                      =========================

     Assets and liabilities for all periods presented have been reclassified for amounts associated with the discontinued
operations.   Net liabilities from discontinued operations for
fiscal 1997 have been classified as accrued expenses on the consolidated balance sheet. Summarized balance sheet data for the discontinued operations is as follows at March 31 (in thousands):

                                         1997        1996
                                     -------------------------
     Current assets                   $    2,201  $   54,382
     Property, plant and
       equipment, net                       --         1,277
     Other assets                           --         9,520
     Goodwill                               --        15,848
                                     -------------------------
         Total assets                      2,201      81,027

     Current liabilities                   9,101      17,578
     Other non-current liabilities          --           935
                                     -------------------------
        Net assets (liabilities)     ($    6,900) $   62,514
                                     =========================



Report of Independent Public Accountants
=================================================================
Thomas Nelson, Inc. and Subsidiaries




To the Board of Directors of Thomas Nelson, Inc. and
Subsidiaries:

  We have audited the accompanying consolidated balance sheets of Thomas Nelson, Inc. (a Tennessee corporation) and Subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1998.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thomas Nelson, Inc. and Subsidiaries as of March 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.


                               /s/ Arthur Andersen LLP


Nashville, Tennessee
June 4, 1998



Other Financial Information
=================================================================


The common stock and the Class B common stock are traded on the
NYSE under the symbols "TNM" and "TNM.B," respectively.   The
following table sets forth, for the periods indicated, the high and low closing sales prices as reported on the NYSE composite tape:

                       Common           Class B
                        Stock          Common Stock       Dividends
                  ---------------------------------------   Paid
                   High       Low      High      Low      Per Share
                  --------------------------------------------------
Fiscal 1998
-----------
 First Quarter    $14.0000  $ 8.8750  $20.2500  $16.2500   $  .04
 Second Quarter    14.0000   12.0000   18.7500   17.3750      .04
 Third Quarter     14.0000   10.2500   18.0000   12.0000      .04
 Fourth Quarter    14.1875   10.5000   16.0000   11.2500      .04
                                                           ---------
                                                           $  .16
                                                           =========
Fiscal 1997
-----------
 First Quarter    $15.1250  $11.5000  $19.3750  $16.0000   $  .04
 Second Quarter    13.2500   10.2500   16.7500   12.5000      .04
 Third Quarter     14.8750    9.3750   21.0000   13.2500      .04
 Fourth Quarter    15.2500   10.5000   23.0000   18.8750      .04
                                                           ---------
                                                           $  .16
                                                           =========

  As of June 19, 1998, there were 1,076 record holders of the common stock and 708 record holders of the Class B common stock.

  Declaration of dividends is within the discretion of the Board of Directors of the Company. The Board considers the payment of dividends on a quarterly basis, taking into account the Company's earnings and capital requirements as well as financial and other conditions existing at the time. Certain covenants of the Company's Credit Agreements and Senior Notes limit the amount of cash dividends payable based on the Company's cumulative consolidated net income. See Note H of Notes to Consolidated Financial Statements. On May 21, 1998, the Company declared a cash dividend of $.04 per share on its common stock and Class B common stock to be paid on August 17, 1998 to shareholders of record on August 3, 1998.