Form 10-K, Exhibit 13
period 1999-03-31
NELSON THOMAS INC
filed 1999-06-28
CIK 71023

Exhibit 13

                             SELECTED FINANCIAL DATA

YEARS ENDED
March 31,                1999       1998       1997      1996<F1>    1995
(Dollars in thousands,
except per share data)
----------------------------------------------------------------------------
OPERATING RESULTS <F3>
Net revenues           $261,645   $252,958   $243,436    $219,838   $174,609

                       =====================================================
Operating income       $ 20,549   $ 24,780   $ 22,954    $  5,887   $ 21,212

                       =====================================================
Income (loss) from
  continuing
  operations           $  8,855   $ 12,673   $  9,522   ($    923)  $ 10,101
Income (loss) from
  discontinued
  operations <F4><F5>      -          -        16,555   (   9,991)     1,609
                       -----------------------------------------------------
Net income (loss)      $  8,855   $ 12,673   $ 26,077   ($ 10,914)  $ 11,710

                       =====================================================

------------------------------------------------------------------------------

FINANCIAL POSITION
Total assets           $255,330   $287,442   $301,571    $355,083   $232,386
Working capital         118,794    141,342    131,852     197,127    145,860
Long-term debt and
  other non-current
  liabilities            85,392     85,217     89,233     185,019    121,797
Shareholders' equity    125,649    156,396    146,812     122,065     72,178
Long-term debt to
  total capitalization    40.5%      35.3%      37.8%       60.3%      62.8%


------------------------------------------------------------------------------

PER SHARE DATA <F2><F3>
Income (loss) per share
  from continuing
  operations           $   0.58   $   0.74   $   0.56   ($   0.06)  $   0.76
Income (loss) per share
  from discontinued
  operations <F4><F5>       -          -         0.96   (    0.64)      0.12
                       -----------------------------------------------------
    Net income (loss)
      per share        $   0.58   $   0.74   $   1.52   ($   0.70)  $   0.88

                       =====================================================
Dividends declared
  per share            $   0.16   $   0.16   $   0.16    $   0.16   $   0.14
Book value per share       8.73       9.14       8.58        7.13       5.37
Weighted average
  number of shares
  outstanding
  (in thousands) <F6>    15,279     17,113     17,119      15,580     13,374

------------------------------------------------------------------------------

<F1>  Includes C.R. Gibson operations subsequent to acquisition on
      October 31, 1995.
<F2>  Per share data has been restated for stock dividends.
<F3>  For fiscal years 1995 through 1997, operating results and per share data have been restated for discontinued operations and, for fiscal 1999, reflects pre-tax restructuring and other related charges of $4.7 million pertaining primarily to severance and reserves for inventory to be liquidated.
<F4>  In fiscal 1996, the Company recorded a loss on disposal and results of operations for its Christian-lifestyle magazines and the radio networks of the Royal Media division.
<F5>  On January 6, 1997, the Company consummated a transaction to sell certain assets of the music division, net of certain liabilities assumed, and the gain on disposal and results of operations for this discontinued operation are included herein.
<F6>  Represents basic weighted average number of shares outstanding restated per SFAS 128.



         MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company's net revenues from continuing operations have grown in recent years as a result of increased sales of existing product lines and through the development of new product lines. In fiscal 1999, the Company decided to phase out manufacturing operations at its C.R. Gibson subsidiary ("Gibson") and recorded a charge for restructuring and other related costs of $4.7 million pertaining primarily to severance and reserves for inventory to be liquidated.

  On January 6, 1997, the Company sold the assets, subject to certain liabilities, of the music division ("Music Business") for $120 million and realized a net gain of $16 million (net of goodwill of $17 million). The proceeds from the sale were used primarily to retire long-term debt. The operating results of the Music Business are reported as discontinued operations for fiscal 1997.

     The following table sets forth for the periods indicated certain selected statements of operations data of the Company expressed as a percentage of net revenues and the percentage change in dollars of such data from the prior fiscal year.

                                                    Fiscal Year-to-Year
                         Years Ended March 31,      Increase (Decrease)
                         ----------------------------------------------------
                          1999   1998   1997     1998 to 1999   1997 to 1998
                         ----------------------------------------------------
                           (%)    (%)    (%)          (%)            (%)
Net revenues:
  Publishing              64.3   64.6   63.0           3.0            6.9
  Gift                    35.7   35.4   37.0           4.3         (  1.1)
                         ---------------------
    Total net revenues   100.0  100.0  100.0           3.4            3.9
Expenses:
  Cost of goods sold      55.1   54.7   54.3           4.2            4.7
  Selling, general and
    administrative
    expenses              35.7   34.8   35.5           6.2            2.0
  Restructuring charges    0.7     -      -             -              -
  Amortization of
    goodwill and non-
    compete agreements     0.6    0.7    0.8        ( 12.2)        (  9.1)
                         ---------------------
     Total expenses       92.1   90.2   90.6           5.7            3.5
                         ---------------------
Operating income           7.9    9.8    9.4        ( 17.1)           8.0
                         =====================
Income from continuing
  operations               3.4    5.0    3.9        ( 30.1)          33.1
Income from discontinued
  operations                -      -     6.8            -          (100.0)
                         ---------------------
Net income                 3.4    5.0   10.7        ( 30.1)        ( 51.4)
                         =====================


  The Company's net revenues fluctuate seasonally, with net revenues in the second and third fiscal quarters historically being greater than those in the first and fourth fiscal quarters, even though fiscal years 1999 and 1998 varied somewhat from this pattern. The typical seasonality is the result of increased consumer purchases of the Company's products during the traditional year-end holidays. Due to this seasonality, the Company has historically incurred a loss or recognized a small profit during the first quarter of each fiscal year. In addition, the Company's quarterly operating results may fluctuate significantly due to the seasonality of new product introductions, the timing of selling and marketing expenses and changes in sales and product mixes. In fiscal 1999 and 1998, timing of new product releases caused atypical revenue results by quarter, which are not expected to be repeated in the foreseeable future. See Note N of Notes to Consolidated Financial Statements.

  The following discussion includes certain forward-looking statements. Actual results could differ materially from those reflected by the forward-looking statements and a number of factors may affect future results, liquidity and capital resources. These factors include softness in the general retail environment, the timing of products being introduced to the market, the level of returns experienced by the operating divisions, the level of margins achievable in the marketplace and the ability to minimize operating expenses. Although the Company believes it has the business strategy and resources needed for improved operations, future revenue and margin trends cannot be reliably predicted and may cause the Company to adjust its business strategy during the 2000 fiscal year. The Company disclaims any intent or obligation to update forward-looking statements.

RESULTS OF OPERATIONS

Fiscal 1999 compared to Fiscal 1998.

   Net revenues for fiscal 1999 increased $8.7 million, or 3.4%, over fiscal 1998. Net revenues from publishing products increased for fiscal 1999 from fiscal 1998 by $4.9 million, or 3.0%, primarily due to favorable acceptance of new product offerings. Publishing results would have been more favorable were it not for absence of revenues from certain agreements which had expired April 1, 1998, whereby the Company acted as a distributor of publishing products. The Company does not plan to enter into any material distribution agreements in the near future. Net revenues from gift products increased by $3.8 million, or 4.3%, primarily due to the increased sales of a special selection of products, including scrapbooks, to mass merchandisers. Price increases did not have a material effect on net revenues.

   The Company's cost of goods sold for fiscal 1999 increased $5.8 million, or 4.2%, and, as a percentage of net revenues, increased from 54.7% to 55.1%. The increase in cost of goods sold, as a percentage of net revenues, resulted primarily from the portion of the fiscal 1999 one-time restructuring charge related to reserves in the gift division for inventory to be liquidated in the amount of $2.8 million, or 1.1% of net revenues. The absence of revenues from the above mentioned publishing distribution agreements, which carry a higher cost of sales percentage, somewhat offset other increases in the cost of sales percentage.

   Selling, general and administrative expenses for fiscal 1999 increased $5.4 million over the comparable period in fiscal 1998. These expenses, expressed as a percentage of net revenues, increased from 34.8% for fiscal 1998 to 35.7% for fiscal 1999 primarily as a result of increased marketing costs in the Company's direct-to-consumer market. In addition, the increase is due to a decline in fees charged for operations services provided to the purchaser of the Company's Music Business, which was sold in January 1997. The fees for these services were credited to selling, general and administrative expenses and have declined as certain services were discontinued. All services were discontinued as of December 31, 1998.

   The operating expenses restructuring charge for fiscal 1999 was $1.9 million. This charge relates to costs for discontinuation of manufacturing and certain administrative functions at Gibson. The costs primarily include employee severance benefits reduced by a gain on the sale of the manufacturing equipment.

   Interest expense increased by $0.6 million, or 9.6%, for fiscal 1999.

   The Company's effective tax rate in fiscal 1999 was 36.5% compared to 37.5% for fiscal 1998. See Note M of Notes to Consolidated Financial Statements.

   The Company earned net income of $8.9 million for fiscal 1999.
There were no discontinued operations in fiscal 1999.

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

 The Company's effective tax rate in fiscal 1998 was 37.5% compared to 37.0% for fiscal 1997. The prior year tax rate reflects the combined tax rate from continuing and discontinued operations. See Note M of Notes to Consolidated Financial Statements.

   The Company earned net income of $12.7 million for fiscal
1998.  There were no discontinued operations in fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

   At March 31, 1999, the Company had $0.6 million in cash and cash equivalents, primarily cash generated from operations. The primary sources of liquidity to meet the Company's future obligations and working capital needs are cash generated from operations and borrowings available under bank credit facilities. At March 31, 1999, the Company had working capital of $118.8 million. Under its two bank credit facilities, at March 31, 1999, the Company had $59.8 million of borrowings outstanding, and $50.2 million available for borrowing.

   Net cash provided by operating activities was $1.6 million, $7.0 million and $25.8 million in fiscal 1999, 1998 and 1997, respectively. The cash provided by operations during fiscal 1999 was principally attributable to earnings from continuing operations and reductions in inventories with an offsetting increase in accounts receivable. Inventories decreased by $4.8 million due primarily to lower publishing inventories, as well as additions to the reserve for inventory to be liquidated of $2.8 million from restructuring. Accounts receivable increased by $11.9 million due, in part, to a shift from selling directly to one major mass merchandiser account to distributors with longer payment terms, who service the account.

   During fiscal 1999, capital expenditures totaled approximately
$4.2 million. The capital expenditures were primarily for computer, warehousing and manufacturing equipment. In fiscal
2000, the Company anticipates capital expenditures of approximately $2.5 million, consisting primarily of additional computer and warehousing equipment.

   The Company's bank credit facilities are unsecured and consist of a $100 million credit facility and a $10 million credit facility (collectively, the "Credit Agreements"). The $100 million credit facility bears interest at either the prime rate or, at the Company's option, the London Interbank Offered Rate ("LIBOR") plus a percentage, subject to adjustment based on certain financial ratios. The $100 million credit facility was amended on November 30, 1998, to increase the aggregate amount available for borrowing from $75 million to $100 million and to extend the maturity from December 13, 2002 to December 13, 2005. The $10 million credit facility bears interest at LIBOR plus a percentage subject to adjustment based on certain financial ratios and matures on July 31, 2000. Due to the seasonality of the Company's business, borrowings under the Credit Agreements typically peak during the third quarter of the fiscal year.

   The Company has outstanding $21.3 million of senior notes
("Senior Notes") which are unsecured. The Senior Notes bear interest at rates from 6.68% to 9.50% due through fiscal 2006.

   Under the terms of the Credit Agreements and Senior Notes, the Company has agreed to limit the payment of dividends and to maintain certain interest coverage and debt-to-total-capital ratios which are similarly calculated for each debt agreement.
At March 31, 1999, the Company was in compliance with all covenants of these debt agreements. The Company expects to be in compliance with all of its covenants for each quarter of fiscal 2000, although no assurance can be given that such compliance will be maintained.

   On March 1, 1999, the Company redeemed the remaining outstanding $39.9 million of 5.75% convertible subordinated notes ("Convertible Subordinated Notes") due November 30, 1999. The Convertible Subordinated Notes were redeemed at $1,008.20 per $1,000 principal amount, together with accrued and unpaid interest. During the first nine months of fiscal 1999, the Company had purchased $15.1 million in principal amount of the Convertible Subordinated Notes.

   Management believes cash generated by operations and borrowings available under the Credit Agreements will be sufficient to fund anticipated working capital requirements for existing operations through fiscal 2000.

   On June 10, 1998, the Company announced its intention to repurchase up to three million shares of common stock and/or Class B common stock from time to time in the open market or through privately negotiated transactions. At March 31, 1999, the Company had repurchased approximately 2.7 million shares of common stock at an aggregate cost to the Company of $37.5 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   The Company is subject to market risk from exposure to changes in interest rates based on its financing, investing and cash management activities. The Company utilizes a mix of debt maturities along with both fixed-rate and variable-rate debt to manage its exposures to changes in interest rates. See Note H of Notes to Consolidated Financial Statements. The Company does not expect changes in interest rates to have a material effect on income or cash flows in fiscal 2000, although there can be no assurances that interest rates will not significantly change.

YEAR 2000 ISSUES

     The Company has established a task force to coordinate the assessment and implementation of changes to computer systems and applications necessary to become year 2000 compliant. These actions are necessary to ensure that the systems and applications will recognize and process the year 2000 and beyond with no material adverse effect on customers or disruption to business operations. The task force has also evaluated non-systems issues, e.g. security, elevators, timekeeping, etc., relative to the year 2000.

   In addition, the task force has been actively communicating with third parties, with whom the Company has material relationships, concerning the status of their year 2000 readiness. These third parties include the Company's financial institutions, as well as selected customers, vendors, landlords and suppliers of telecommunication services and other utilities. As part of the process of attempting to mitigate third party risks, the task force is collecting and analyzing information from these third parties. To date, no third party has advised the Company that it anticipates specific problems regarding non-performance risk for the year 2000.

   As of March 31, 1999, the Company has completed all known programming revisions required in its computer systems and has completed initial testing of its systems for receipt of electronic orders, customer invoicing and other processes for transactions dated in year 2000. The Company anticipates that further compliance tests will include electronic and other communications with appropriate customers. The Company has also engaged consultants to test that specific systems are year 2000 compliant. In addition, the Company has also completed remediation necessary for its non-systems issues.

   The effect of year 2000 non-compliance on the business of the Company is difficult to predict. The Company believes that possible risks if compliance is not accomplished could include delays in receiving and/or shipping of products and in invoicing to and/or receiving payments from customers in the days immediately after January 1, 2000. The Company considers that its primary risk relates to third parties with whom the Company has material relationships, and over which the Company has no control. At this time, the Company does not believe its year 2000 risks will have a material adverse effect on the Company's results of operations, liquidity or financial condition.

   The Company expensed approximately $429,000 in costs during fiscal 1999, primarily for programmer costs and software upgrades related to becoming year 2000 compliant, and expects to incur additional costs of $300,000 for fiscal 2000. These fiscal 2000 costs will include costs for a testing site and consulting fees, and will be expensed as they are incurred.

   As of March 31, 1999, the task force has completed a contingency plan to address financial and operational problems that might arise on and around January 1, 2000. This contingency plan identifies alternate vendors and back-up processes that do not rely on computers, whenever possible. The following areas have been addressed in the contingency plan: purchasing, product development, distribution, collections, royalties, marketing, sales, facilities and telecommunications. The task force will reevaluate this plan on a quarterly basis particularly to address risks that may be identified in communications with third parties.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  (Dollars in thousands, except per share data)

                                           Years ended March 31,
                              ----------------------------------------------
                                   1999            1998            1997
                              ----------------------------------------------
Net revenues                  $  261,645     $   252,958     $  243,436
Cost of goods sold               144,221         138,389        132,199
                              ----------------------------------------------
     Gross profit                117,424         114,569        111,237

Selling, general and
  administrative                  93,394          87,950         86,259
Restructuring charge               1,866             -              -
Amortization of goodwill and
  non-compete agreements           1,615           1,839          2,024
                              ----------------------------------------------
Operating Income                  20,549          24,780         22,954

Other income                          59           1,569            590
Interest expense                   6,653           6,073          8,430
                              ----------------------------------------------
Income from continuing
  operations before income
  taxes                           13,955          20,276         15,114
Provision for income taxes         5,100           7,603          5,592
                              ----------------------------------------------
Income from continuing
  operations                       8,855          12,673          9,522

Discontinued operations:
  Operating income, net of
    applicable tax provision
    of $446                          -                -             728
  Gain on disposal, net of
    applicable tax provision
    of $24,096                       -                -          15,827
                              ----------------------------------------------
Income from discontinued
  operations                         -                -          16,555

                              ----------------------------------------------
NET INCOME                    $    8,855     $    12,673     $   26,077
                              ==============================================

Weighted average number
  of shares outstanding           15,279          17,113         17,119
                              ==============================================

NET INCOME PER SHARE:
  Basic--
    Income from continuing
      operations              $     0.58     $      0.74     $     0.56
    Income from discontinued
      operations                     -               -             0.96
                              ----------------------------------------------
      Net income per share    $     0.58     $      0.74     $     1.52
                              ==============================================
  Diluted--
    Income from continuing
      operations              $     0.58     $      0.73     $     0.56
    Income from discontinued
      operations                     -              -              0.81
                              ----------------------------------------------
    Net income per share      $     0.58     $      0.73     $     1.37
                              ==============================================

See Notes to Consolidated Financial Statements



                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except per share data)

                                                    March 31,
                                        ----------------------------------
                                            1999                 1998
                                        ----------------------------------
ASSETS
  Current assets:
    Cash and cash equivalents           $       609         $   39,713
    Accounts receivable, less
      allowances of $6,982 and
      $6,162, respectively                   77,298             65,415
    Inventories                              65,805             70,590
    Prepaid expenses                         12,656              8,177
    Deferred tax assets                       6,715              3,276
                                        ----------------------------------
  Total current assets                      163,083            187,171

  Property, plant and equipment, net         25,557             32,103
  Other assets                               10,260              9,843
  Deferred charges                            1,421              1,789
  Goodwill, less accumulated
     amortization of $6,361 and
     $4,804, respectively                    55,009             56,536
                                        ----------------------------------
TOTAL ASSETS                            $   255,330         $  287,442
                                        ==================================

LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities:
    Accounts payable                    $    16,355         $   16,701
    Accrued expenses                         19,720             20,182
    Dividends payable                           576                685
    Income taxes currently payable            2,793              4,286
    Current portion of long-term debt         4,765              3,733
    Current portion of capital lease
      obligations                                80                242
                                        ----------------------------------
Total current liabilities                    44,289             45,829

  Long-term debt                             79,542             79,476
  Capital lease obligations                     -                   84
  Deferred tax liabilities                    4,432              3,364
  Other liabilities                           1,418              2,293

  Shareholders' equity:
    Preferred stock, $1.00 par value,
      authorized 1,000,000 shares;
      none issued                               -                  -
    Common stock, $1.00 par value,
       authorized 20,000,000 shares;
       issued 13,286,860 and
       16,002,817 shares,
       respectively                          13,287             16,003
    Class B common stock, $1.00 par
       value, authorized 5,000,000
       shares; issued 1,103,524 and
       1,111,924 shares, respectively         1,104              1,112
    Additional paid-in capital               44,537             79,057
    Retained earnings                        66,721             60,224
                                        ----------------------------------
  Total shareholders' equity                125,649            156,396
                                        ----------------------------------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                    $ 255,330          $ 287,442
                                        ==================================

See Notes to Consolidated Financial Statements



                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  (Dollars in thousands, except per share data)

                                     Class B  Additional          Deferred
                           Common     Common   Paid-In   Retained  Compen-
                            Stock     Stock    Capital   Earnings  sation
                           ------------------------------------------------

Balance at March 31, 1996  $ 16,004  $ 1,112  $ 78,825  $ 26,952  ($ 828)
Net income                                                26,077
Common stock issued:
  Option plans --
    8,841 common shares           9                 75
  Retirement of stock
    awards -- 12,031
    common shares          (     12)          (    110)
Dividends declared --
  $0.16 per share                                       (  2,739)
Incentive plan stock
  awards                                           619
Deferred compensation                                               828
                           ------------------------------------------------
Balance at March 31, 1997     16,001   1,112    79,409    50,290     -
Net income                                                12,673
Common stock issued:
  Retirement of stock
    awards --
    3,888 common shares    (       4)                4
Stock offering adjustmen                      (    360)
Dividends declared --
  $0.16 per share                                       (  2,739)
Incentive plan stock
  awards -- 5,380 common
  shares                           6                 4
                           ------------------------------------------------
Balance at March 31, 1998     16,003    1,112   79,057    60,224      -
Net income                                                 8,855
Class B stock converted
  to common                        8  (     8)
Common stock issued:
  Option plans --
    14,449 common shares          15               239
  Convertible notes con-
    verted -- 1,470 common
    shares                         1                24
Common stock repurchased --
  2,741,911 common shares   (  2,742)         ( 34,803)
Dividends declared --
  $0.16 per share                                       (  2,358)
Incentive plan stock
  awards -- 1,635 common
  shares                           2                20
                            -----------------------------------------------
Balance at March 31, 1999   $ 13,287  $  1,104 $ 44,537  $ 66,721 $   -
                            ===============================================

See Notes to Consolidated Financial Statements



                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)
                                                Years ended March 31,
                                         -----------------------------------
                                           1999         1998          1997
                                         -----------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income from continuing operations      $  8,855      $ 12,673     $  9,522
  Adjustments to reconcile income
    to net cash provided by
    (used in) operations:
      Depreciation and amortization         8,965         8,577        8,436
      Deferred income taxes             (   2,371)        4,758        7,173
      Deferred compensation                  -             -             619
  Changes in assets and liabilities,
    net of acquisitions and disposals:
      Accounts receivable, net          (  11,883)     (    789)       7,375
      Income tax refunds receivable          -             -           4,440
      Inventories                           4,785           960        7,758
      Prepaid expenses                  (   4,479)        1,244        1,800
      Accounts payable and accrued
        expenses                            1,684      (  3,034)    (  9,969)
      Income taxes currently payable    (   1,493)     ( 15,688)       3,707
                                        -------------------------------------
Net cash provided by continuing
  operations                                4,063         8,701       40,861
                                        -------------------------------------
  Discontinued operations:
    Income from discontinued
      operations                             -             -             728
    Gain on disposal of discontinued
      operations                             -             -          15,827
    Changes in discontinued net assets  (   2,492)          488    (  24,442)
    Cash used in discontinued
      operations                             -         (  2,191)   (   7,179)
                                        -------------------------------------
Net cash used in discontinued
  operations                            (   2,492)     (  1,703)   (  15,066)
                                        -------------------------------------
Net cash provided by operating
  activities                                1,571         6,998       25,795
                                        -------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                  (   4,173)     (  4,815)   (   1,876)
  Proceeds from sales of property,
    plant and equipment                     5,346          -              49
  Proceeds from sales of business
    and discontinued net assets              -             -         120,368
  Purchase of net assets of acquired
    companies - net of cash received         -             -       (     122)
  Changes in other assets and
    deferred charges                    (   2,114)          160    (   2,817)
                                        -------------------------------------
Net cash provided by (used in)
  investing activities                  (     941)     (  4,655)     115,602
                                        -------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings (payments) under
    line of credit                         59,800          -       (  57,800)
  Payments under capital lease
    obligations                         (     246)    (     308)   (     231)
  Payments on long-term debt            (  58,702)    (   2,975)   (  37,968)
  Dividends paid                        (   2,467)    (   2,739)   (   2,739)
  Changes in other liabilities          (     853)    (      89)         178
  Proceeds from issuance of
    common stock                              279            14           84
  Common stock retired                  (  37,545)    (       4)   (     122)
                                        -------------------------------------
Net cash used in financing
  activities                            (  39,734)    (   6,101)   (  98,598)
                                        -------------------------------------
Net increase (decrease) in cash
  and cash equivalents                  (  39,104)    (   3,758)      42,799

Cash and cash equivalents at
  beginning of year                        39,713        43,471          672
                                        -------------------------------------
Cash and cash equivalents at
  end of year                           $     609      $ 39,713      $43,471
                                        =====================================
Supplemental disclosures of
  noncash investing and
  financing activities:
    Dividends accrued and unpaid        $    576      $    685      $    685
    Capital lease obligations
      incurred to lease new equipment       -             -              144
    Contribution to ESOP using
      previously funded advances            -             -              828

See Notes to Consolidated Financial Statements



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

  DEFERRED CHARGES: Deferred charges consist primarily of loan issuance costs which are being amortized over the average life of the related debt and publication costs that are expected to be of significant benefit to future periods and other deferred charges, all of which are amortized over periods not to exceed 60 months.

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

  COMPUTATION OF NET INCOME PER SHARE:  Statement of Financial
     Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), has been issued effective for interim and annual fiscal periods ending after December 15, 1997. SFAS 128 establishes standards for computing and presenting earnings per share. The Company adopted the provisions of SFAS 128 in the third quarter of fiscal 1998 and restated earnings per share for all periods presented. Such adoption did not have a material effect on the Company's results of operations or financial position. Basic net income per share is computed by dividing net income by the weighted average number of common and Class B common shares outstanding during the year. Diluted earnings per share reflects the dilutive effect of stock options outstanding during the period and common shares contingently issuable upon conversion of convertible debt securities in periods in which such exercise would cause dilution and the effect on net income of converting the debt securities. These convertible debt securities were fully redeemed by March 1, 1999, and are excluded from all calculations from that date forward.

  STATEMENT OF CASH FLOWS: For purposes of the statement of cash flows, the Company considers as cash equivalents all highly liquid debt instruments with an original maturity of three months or less.

  ACCOUNTING ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  OTHER NEW PRONOUNCEMENTS:  In April 1998, the Accounting
     Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5 requires the costs of start-up activities and organization costs, as defined, to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company will adopt the pronouncement during the first quarter of fiscal 2000. The Company does not expect the adoption to have a material impact on its results of operations, financial condition or cash flows.

     Effective March 31, 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires a public company to report financial and descriptive information about its reportable operating segments in annual financial statements and in interim financial reports issued to shareholders. The Company has two reportable segments: Publishing products and Gift products. See Note R for disclosure on segment reporting.

     Effective April 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income encompasses all changes in shareholders' equity and includes net income, net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. Adoption of this pronouncement has not had a material impact on the Company's results of operations, as comprehensive income for fiscal 1999 was the same as net income for the Company.

  RECLASSIFICATIONS: Certain reclassifications of prior period amounts have been made to conform to the current year's presentation.


NOTE B-RESTRUCTURING CHARGE

During fiscal 1999, the Company recorded a restructuring charge, including related asset write-downs of $4.7 million ($3 million or $0.19 per basic share, after-tax). The restructuring initiatives involve the Company's gift manufacturing operations located in Connecticut and include two plant closings and reduction of certain administrative functions. During the third quarter of fiscal 1999, certain machinery and equipment at one of the Connecticut plants were sold and the related manufacturing activities were outsourced to a third party. During the fourth quarter of fiscal 1999, management decided to cease all remaining manufacturing activities in Connecticut. The restructuring is expected to result in workforce reductions of approximately 300 employees, of which approximately 100 were terminated during the third quarter of fiscal 1999. The products formerly produced at these manufacturing facilities will continue to be designed and distributed by the Company, but will be manufactured by outside vendors. This restructuring charge is recorded in the accompanying 1999 consolidated statements of operations as cost of goods sold ($2.8 million) and operating expenses ($1.9 million). The remaining liability as of March 31, 1999 ($3.1 million) is recorded in the accompanying consolidated balance sheets as accrued expenses. The restructuring charge and its utilization are summarized as follows:


(In thousands)        1999 Original Accrual       1999 Utilized   Balance at
                  ----------------------------------------------   March 31,
                    3rd Qtr   4th Qtr   Total    Cash    Noncash     1999
                  -----------------------------------------------------------
Employee
  severance and
  termination      $  727   $2,050     $2,777    $  727  $  -      $ 2,050
Gain on sale
  of long-lived
  assets          ( 1,928)    -       ( 1,928)  ( 1,928)    -         -
Other facility
  shutdown costs     -       1,017      1,017      -        -        1,017
                   ----------------------------------------------------------
    Operating
      expenses    ( 1,201)   3,067      1,866   ( 1,201)    -        3,067
Inventory write-
  down                600    2,200      2,800      -       2,800      -
                   ----------------------------------------------------------
    Total charge  (  $601)  $5,267     $4,666   ($1,201)  $2,800   $ 3,067
                   ==========================================================

For plants and buildings to be closed, the tangible assets have been recorded at the lesser of their net book value or their estimated fair value, less cost of disposal. It is expected that restructuring actions will be substantially completed by the end of the third quarter of fiscal 2000.


NOTE C-INVENTORIES

   Inventories consisted of the following at March 31 (in thousands):

                                            1999          1998
                                         ------------------------
   Finished goods                        $  56,610     $  54,503
   Work in process and raw materials         9,195        16,087
                                         ------------------------
                                         $  65,805     $  70,590
                                         ========================


NOTE D-PREPAID EXPENSES

   Prepaid expenses consisted of the following at March 31 (in thousands):

                                            1999          1998
                                         ------------------------
   Royalties                             $  10,124     $   6,888
   Other                                     2,532         1,289
                                         ------------------------
                                         $  12,656     $   8,177
                                         ========================


NOTE E-PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment consisted of the following at March 31 (in thousands):

                                            1999          1998
                                         ------------------------
   Land                                   $   3,798     $   5,109
   Buildings                                 18,170        20,483
   Machinery and equipment                   23,216        26,851
   Furniture and fixtures                     3,604         6,056
   Other                                        616           380
                                         ------------------------
                                             49,404        58,879
   Less allowance for depreciation
    and amortization                     (   23,847)   (   26,776)
                                         ------------------------
                                          $  25,557     $  32,103
                                         ========================


NOTE F-OTHER ASSETS

   Other assets consisted of the following at March 31 (in thousands):

                                            1999          1998
                                         ------------------------
   Prepaid royalties                     $   5,740     $   5,509
   Other                                     4,520         4,334
                                         ------------------------
                                         $  10,260     $   9,843
                                         ========================


NOTE G-ACCRUED EXPENSES

   Accrued expenses consisted of the following at March 31 (in thousands):

                                            1999          1998
                                         ------------------------
   Accrued royalties                     $   5,210     $   4,152
   Accrued payroll                           5,623         6,552
   Accrued integration costs                   135         1,568
   Accrued interest                            700         1,510
   Net liability of discontinued
     operations                              2,705         5,197
   Restructuring reserve                     3,067            0
   Other                                     2,280         1,203
                                         ------------------------
                                         $  19,720     $  20,182
                                         ========================

   Cash payments for interest were $7.5 million in 1999, $6.1 million in 1998 and $10.2 million in 1997.


NOTE H-LONG-TERM DEBT

   Long-term debt consisted of the following at March 31 (in thousands):

                                            1999          1998
                                         ------------------------
   Credit Agreements                      $ 59,800      $      0
   Industrial Revenue Bonds                  1,525         1,725
   Loan Agreement                            1,667         2,332
   Senior Notes                             21,285        24,000
   Convertible Subordinated Notes                0        55,000
   Other                                        30           152
                                         ------------------------
                                            84,307        83,209
   Less current portion                  (   4,765)    (   3,733)
                                         ------------------------
                                          $ 79,542      $ 79,476
                                         ========================

   The Company has Credit Agreements with borrowing limits totaling $110 million as of March 31, 1999. On November 30, 1998, the primary credit facility ("Credit Facility") was amended to increase the aggregate amount available for borrowing from $75 million to $100 million and to extend the maturity from December 13, 2002 to December 13, 2005. The Credit Facility bears interest at either the lender's prime rate or, at the Company's option, the LIBOR plus a percentage, based on certain financial ratios. The Credit Facility is guaranteed by all of the Company's material subsidiaries and the Company has agreed, among other things, to limit the payment of cumulative cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. The maximum dividends which the Company may pay for fiscal 2000 are $18.7 million. Additionally, the Company has a $10 million credit facility which matures July 31, 2000, and bears interest at LIBOR plus a percentage, with covenants which are the same as the Credit Facility. At March 31, 1999, the Company was in compliance with all covenants of the Credit Agreements. At March 31, 1999, the Company had $50.2 million available for borrowing under its Credit Agreements.

   The Company has outstanding Industrial Revenue Bonds, which bear interest at rates from 8.05% to 8.35% and are due through 2005. At March 31, 1999, the Industrial Revenue Bonds were secured by property, plant and equipment with a net book value of approximately $1.4 million.

   The Company has outstanding indebtedness of $1.7 million in a loan agreement which is secured by property, plant and equipment related to the Company's Nashville warehouse and distribution center expansion completed in June 1992. Interest payable monthly is at LIBOR plus 1.25%, for a total rate of 6.2125% at March 31, 1999. Semi-annual principal payments are due through March 2002.

   The Company has outstanding $21.3 million of Senior Notes, which bear interest at rates from 6.68% to 9.50% and are due through fiscal 2006. Under the terms of the Senior Notes, the Company has agreed, among other things, to limit the payment of cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. The maximum dividends which the Company may pay for fiscal 2000 are $18.7 million. At March 31, 1999, the Company was in compliance with all covenants of the Senior Notes.

  On March 1, 1999, the Company redeemed the remaining outstanding $39.9 million of 5.75% Convertible Subordinated Notes due November 30, 1999. The Convertible Subordinated Notes were redeemed at $1,008.20 per $1,000 principal amount, together with accrued and unpaid interest. During the first nine months of fiscal 1999, the Company purchased $15.1 million in principal amount of the Convertible Subordinated Notes.

   Maturities of long-term debt for the years ending March 31 are as follows (in thousands):

               2000                       $    4,765
               2001                            3,889
               2002                            3,580
               2003                            3,322
               2004                            3,322
               2005 and thereafter            65,429
                                          ------------
                                          $   84,307
                                          ============

NOTE I-LEASES

  Total rental expense for all operating leases, including short-term leases of less than a year, amounted to approximately $4.3 million in 1999, $4.0 million in 1998 and $3.2 million in 1997. Generally, the leases provide that, among other things, the Company shall pay for utilities, insurance, maintenance and property taxes in excess of base year amounts.

  Minimum rental commitments under non-cancelable leases for the years ending March 31 are as follows (in thousands):

                                        Operating     Capital
                                          Leases       Leases
                                       ------------------------
            2000                        $    2,872    $    85
            2001                             1,982          0
            2002                             1,474          0
            2003                               757          0
            2004                               354          0
            2005 and thereafter                  0          0
                                       ------------------------
              Total minimum lease
                payments               $     7,439         85
                                       ==============
            Less amount representing
              interest                               (      5)
                                                     ----------
            Present value of net
              lease payments                               80
            Less current portion                     (     80)
                                                     ----------
                                                      $     0
                                                     ==========


NOTE J-STOCK PLANS

1992 EMPLOYEE STOCK INCENTIVE PLAN: The Company has adopted the 1992 Amended and Restated Employee Stock Incentive Plan (the "Stock Incentive Plan"), which is administered by the Company's Compensation Committee. Stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and other stock-based awards may be granted to employees under this plan.
In addition, 140,000 shares of common stock have been authorized for issuance under this plan for annual stock option grants to each of the Company's outside directors for the purchase of 2,000 shares of common stock. Stock options have been granted under this plan as indicated in the table below. The options in the Stock Incentive Plan vest over one to three year periods beginning on the first or fourth anniversary date of the option grant, and at March 31, 1999, there were 266,669 shares of common stock and 1,140,000 shares of Class B common stock exercisable. The weighted average life of the options outstanding in the Stock Incentive Plan at March 31, 1999, was five years.

            Remaining     Outstanding        Outstanding     Weighted Weighted
             Shares       Award Shares      Optioned Shares   Average  Average
            Reserved    Common  Class B    Common    Class B  Exercise   Fair
            For Grant   Stock    Stock     Stock      Stock    Price    Value
            ------------------------------------------------------------------
April 1,
  1996      1,338,552   62,904   27,500    305,500     330,000  $19.48
Awards
  canceled     87,239  (61,821) (25,418)      -           -
Options
  canceled    198,000     -        -      (183,000) (   15,000)  17.19
Awards
  issued         -     ( 1,083) ( 2,082)      -           -
Options
  granted  (  320,000)    -        -       185,000     135,000   14.34   $8.52
Stock
  incentive
  issued   (    1,815)    -        -          -           -
            ------------------------------------------------------------------
March 31,
  1997      1,301,976     -        -       307,500     450,000   17.91
Options
  canceled     80,000     -        -      ( 70,000) (   10,000)  14.00
Options
  granted  (1,319,000)    -        -       319,000   1,000,000   14.60    4.64
Stock
  incentive
  issued   (      580)    -        -          -           -
            ------------------------------------------------------------------
March 31,
  1998         62,396     -        -       556,500   1,440,000  15.88
Options
  canceled    151,500     -        -      ( 91,500) (   60,000) 15.55
Options
  granted  (   74,000)    -        -        49,000      25,000  14.29     6.01
Options
  exercised      -        -        -      (  7,000)       -     11.25
Stock
  incentive
  reversed      2,395     -        -          -           -
            ------------------------------------------------------------------
March 31,
  1999        142,291     -        -       507,000   1,405,000  15.86
            ==================================================================



STOCK-BASED COMPENSATION PLANS: The Company accounts for options issued to employees and directors under APB Opinion No. 25. All options are granted with exercise prices equal to or greater than market value of the Company's common stock on the date of grant. As a result, no compensation cost has been recognized.

     SFAS 123 established new financial accounting and reporting standards for stock-based compensation plans. The Company has adopted the disclosure-only provision of SFAS 123. As a result, no compensation cost has been recognized for the Company's employee stock option plans. Had compensation cost for the employee stock option plans been determined based on the fair value at the grant date for awards in fiscal 1999, 1998 and 1997 consistent with the provisions of SFAS 123, the Company's net income and net income per share would have been reduced to the following pro forma amounts for the 1999, 1998 and 1997 fiscal years:

                            1999          1998         1997
                          -----------------------------------
  Net income:
        As reported       $  8,855    $ 12,673     $ 26,077
                          ===================================
        Pro forma         $  6,445    $ 10,967     $ 24,683
                          ===================================

   Net income per share:
    Basic--
        As reported       $   0.58    $   0.74     $   1.52
                          ===================================
        Pro forma         $   0.42    $   0.64     $   1.44
                          ===================================
    Diluted--
        As reported       $   0.58    $   0.73     $   1.37
                          ===================================
        Pro forma         $   0.42    $   0.64     $   1.31
                          ===================================

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

  The fair value of each option on its date of grant has been estimated for pro forma purposes using the Black-Scholes option pricing model using the following weighted average assumptions:


                              1999       1998        1997
                          ----------------------------------
  Expected dividend
    payment               $   0.16    $   0.16    $   0.16
  Expected stock price
    volatility               33.17%      53.69%      45.96%
  Risk free interest
    rate                      5.43%       6.29%       6.55%
  Expected life of
    options                 5 years     6 years     8 years



1990 DEFERRED COMPENSATION OPTION PLAN FOR OUTSIDE DIRECTORS:
The Company adopted the 1990 Deferred Compensation Option Plan for Outside Directors (the "Outside Directors Plan"), which is administered by the Company's Compensation Committee. Options were awarded, on or prior to the annual meeting of shareholders or on initial election to the Board of Directors ("Board"), to each Director of the Company who filed with the Company an irrevocable election to receive options in lieu of not less than fifty percent (50%) of the retainer fees to be earned during each fiscal year. The option price was $1.00 per share with the number of shares being determined by dividing the amount of the annual retainer fee by the fair market value ("FMV") of the shares on the option date less $1.00 per share. The amount of annual retainer fee for options was expensed by the Company as earned. The options in the Outside Directors Plan vest on the first anniversary date of the option grant and, at March 31, 1999, there were 6,600 shares of common stock exercisable. The Outside Directors Plan terminated in August 1995 and options outstanding remain in effect until exercised or expired. The weighted average life of the options outstanding in the Outside Directors Plan at March 31, 1999, was less than one year.
Options granted and outstanding under this plan are as follows:

                               COMMON STOCK
                          -------------------------
                          Remaining                   Weighted
                           Shares      Outstanding     Average
                          Reserved      Optioned      Exercise
                          For Grant      Shares         Price
                          ------------------------------------
        April 1, 1996      152,083      23,795       $  0.71
        Exercised             -       (  5,943)         0.53
        Plan terminated   (152,083)       -
                          -----------------------
        March 31, 1997        -         17,852          0.76
        Exercised             -       (  4,802)         0.53
                          -----------------------
        March 31, 1998        -         13,050          0.85
        Exercised             -       (  6,450)         0.82
                          -----------------------
        March 31, 1999        -          6,600          0.87
                          =======================


1986 STOCK INCENTIVE PLAN: The Company adopted the 1986 Stock Incentive Plan (the "1986 Plan"), which is administered by the Company's Compensation Committee. Stock options were granted under the 1986 Plan at a price not less than the FMV of the stock on the option grant date and must be exercised not later than five years after the date of grant. Stock options issued to a person then owning more than 10% of the voting power in all classes of the Company's outstanding stock were granted at a purchase price of not less than 110% of the FMV and must be exercised within five years from the date of grant. The options vest 1/4 each year for four years beginning on the first anniversary date of the option grant and, at March 31, 1999, there were 101,125 shares of common stock and 62,500 shares of Class B common stock exercisable in the 1986 Plan. The weighted average life of the options outstanding in the 1986 Plan at March 31, 1999, was less than one year. The 1986 Plan terminated in March 1996 and options outstanding remain in effect until exercised or expired. Options outstanding under this plan are as follows:

                     COMMON STOCK          CLASS B COMMON STOCK
               ---------------------------------------------------
               Remaining                  Remaining                   Weighted
                Shares     Outstanding     Shares      Outstanding     Average
               Reserved     Optioned      Reserved      Optioned      Exercise
               For Grant     Shares       For Grant      Shares         Price
               ---------------------------------------------------------------
April 1, 1996      -         223,312          -         62,500        $14.58
Canceled           -       (  74,375)         -           -            14.40
               ---------------------------------------------------------------
March 31, 1997     -         148,937          -         62,500         14.64
Canceled           -       (  25,312)         -           -            14.40
               ---------------------------------------------------------------
March 31, 1998     -         123,625          -         62,500         14.67
Canceled           -       (  20,000)         -           -            14.40
               ---------------------------------------------------------------
March 31, 1999     -         103,625          -         62,500         14.64
               ===============================================================



NOTE K-RETIREMENT PLANS

  The Company has adopted the Thomas Nelson, Inc. Employee Stock Ownership Plan ("Company ESOP"), which includes a 401(k) feature. In addition, Gibson maintains The C.R. Gibson Company Employee Stock Ownership Plan ("Gibson ESOP") and The C.R. Gibson Company Savings and Investment Plan ("Gibson 401(k) Plan"). The Company ESOP covers all eligible officers and employees other than those employed by Gibson. The Company, at its discretion, matches each employee's 401(k) contribution annually and, in addition, may make retirement contributions to the ESOP at its discretion. The Gibson ESOP and Gibson 401(k) Plan benefit all eligible Gibson employees. Gibson, at its discretion, matches each Gibson employee's 401(k) contributions annually and contributes 4% of the first $6,600 of a participant's compensation in the Gibson 401(k) Plan. Prior to the Gibson acquisition, Gibson loaned the Gibson ESOP monies to purchase shares and the balance of the loan was $828,000 at March 31, 1996. Annual contributions to the Gibson ESOP are a percentage of compensation in accordance with the plan provisions and are used to repay the loan to the Company and to acquire additional shares of common stock.
The shares acquired by the Gibson ESOP through the loan were released and allocated to the participants as the loan was paid by contributions. At March 31, 1997, the Gibson ESOP loan had been retired. The Company's contributions to these retirement plans, including matching contributions, totaled $2.7 million, $2.9 million and $3.1 million in 1999, 1998 and 1997, respectively.


NOTE L-COMMON STOCK

   On June 10, 1998, the Company announced its intention to repurchase up to three million shares of common stock and/or Class B common stock from time to time in the open market or through privately negotiated transactions. As of March 31, 1999, the Company has repurchased approximately 2.7 million shares of common stock at an aggregate cost to the Company of $37.5 million.


NOTE M-INCOME TAXES

  The income tax provision is comprised of the expense as follows at March 31 (in thousands):

                                1999        1998        1997
                             ----------------------------------
     Current:
        U.S. federal          $ 6,018    $ 2,126     $ 19,180
        State                   1,278        544        1,692
        Foreign                   175        175        2,089
                             ----------------------------------
          Total current         7,471      2,845       22,961
     Deferred                (  2,371)     4,758        7,173
                             ----------------------------------
        Total tax provision   $ 5,100    $ 7,603     $ 30,134
                             ==================================


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

                                        1999        1998
                                    -----------------------
   Accelerated depreciation         ($ 3,728)    ($ 2,735)
   Deferred charges                 (  1,021)    (    576)
   Contributions                       3,944        1,774
   Inventory obsolescence reserve      3,138        1,843
   Bad debt and returns reserves       1,308        2,252
   Inventory-unicap tax adjustment     1,138        1,155
   Advances and prepaid expenses         278          560
   Accrued liabilities                 3,074          812
   Valuation allowance              (  5,848)    (  5,173)
                                    -----------------------
       Net deferred tax
        asset (liability)            $ 2,283     ($    88)
                                    =======================

  Reconciliation of income tax from continuing operations computed at the U.S. federal statutory tax rate to the Company's effective tax rate is as follows at March 31:

                                      1999     1998     1997
                                     -------------------------
     U.S. federal statutory tax
        rate provision                34.0%    34.0%    34.0%
     State taxes on income, net
        of federal                     2.5%     3.5%     3.0%
                                     -------------------------
          Effective tax rate          36.5%    37.5%    37.0%
                                     =========================

  Cash payments for income taxes were $2.8 million, $20.0 million and $1.0 million in 1999, 1998 and 1997, respectively.



NOTE N-QUARTERLY RESULTS (UNAUDITED)

  Summarized results for each quarter in the fiscal years ended
March 31, 1999 and 1998 are as follows (dollars in thousands, except per share data):


                     1st Quarter  2nd Quarter  3rd Quarter  4th Quarter
                     ---------------------------------------------------
1999
----
  Net revenues       $  55,994    $  70,445    $  66,584     $  68,622
  Gross profit          25,660       33,295       30,394        28,075
  Net income (loss)      1,256        4,383        4,157    (      941)
  Net income (loss)
    per share             0.08         0.29         0.28    (     0.06)

1998
----
  Net revenues       $  54,459    $  68,618    $  64,658     $  65,223
  Gross profit          24,873       30,800       29,494        29,402
  Net income               991        4,603        4,417         2,662
  Net income per          0.06         0.27         0.26          0.16
    share



NOTE O-COMMITMENTS AND CONTINGENCIES

  The Company has commitments to provide advances to certain authors in connection with products they are developing for the Company. These commitments totaled approximately $12.5 million at March 31, 1999. The timing of payments will be dependent upon the performance by the authors of conditions provided in the applicable contracts. It is anticipated that a substantial portion of the commitments will be completed within the next five years.

     The Company has been named as a defendant in a lawsuit in which the plaintiff is seeking damages relating to a dispute involving an acquired company. The case is scheduled to go to trial during fiscal 2000 and the Company intends to defend its position vigorously. Despite the uncertainties associated with any litigation, management believes, after consultation with counsel, that this matter is without merit. Further, management believes that resolution of this matter will not have a material adverse effect on the Company's financial position, although an unfavorable decision could have a material adverse effect on results of operations.

  The Company is subject to various other legal proceedings, claims and liabilities, which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.


NOTE P-FINANCIAL INSTRUMENTS

  The following disclosure of estimated fair value of financial instruments as of March 31, 1999 is made in accordance with SFAS 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information as of March 31, 1999 and 1998, respectively. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market transaction (in thousands):

                                   1999                      1998
                           -----------------------------------------------
                           Carrying    Estimated     Carrying   Estimated
                            Amount     Fair Value     Amount    Fair Value
                           -----------------------------------------------
CASH AND CASH EQUIVALENTS  $    609   $    609      $  39,713  $  39,713

LONG-TERM DEBT:
  Credit Agreements        $ 59,800   $ 59,800      $       0  $       0
  Industrial Revenue
    Bonds                     1,525      1,525          1,725      1,725
  Capital Lease Obli-
    gations                      80         80            326        326
  Loan Agreement              1,667      1,667          2,332      2,332
  Senior Notes               21,285     21,799         24,000     23,325
  Convertible Subordinated
    Notes                         0          0         55,000     55,275


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

  Outstanding letters of credit totaled $1.0 million and $1.8 million as of March 31, 1999 and 1998, respectively. The letters of credit guarantee performance to third parties of various trade activities. Fair value estimated on the basis of fees paid to obtain the obligations is not material at March 31, 1999 and 1998.

  Financial instruments which potentially subject the Company to credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base.


NOTE Q-DISCONTINUED OPERATIONS

  On January 6, 1997, the Company sold the assets, net of certain liabilities, of the Music Business, which included production of recorded music and related products, the distribution of recordings for other companies and music publishing, including songwriter development, print music publishing and copyright administration, for approximately $120 million. Net revenues, operating costs and expenses, other income and expense, and income taxes for all periods presented have been reclassified for amounts associated with the discontinued operations.
  Revenues, income and income tax provisions associated with the discontinued operations were as follows at March 31 (in thousands):

                                             1997
                                           ---------
          Net revenues                     $ 74,687
                                           =========
          Income from operations before
            income tax provision           $  1,174
          Income tax provision                  446
                                           ---------
             Income from operations             728
                                           ---------
          Gain on disposal before
            income tax provision             39,923
          Income tax provision               24,096
                                           ---------
             Gain on disposal                15,827
                                           ---------
          Total income from discontinued
            operations                     $ 16,555
                                           =========

NOTE R-OPERATING SEGMENTS

     The Company adopted SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," at March 31, 1999, which changes the way the Company reports information about its operating segments. The Company is organized and managed based upon its products.

     The Company has two reportable business segments, identified as publishing and gift. The publishing segment primarily creates and markets Bibles, inspirational books and videos. The gift segment primarily designs and markets stationery items including albums, journals, etc.

     Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes corporate related items not allocated to reportable segments (in thousands).

                      Publishing     Gift<F1>        Other         Total
                      ------------------------------------------------------
1999
----
  Revenues            $ 168,325    $  93,320      $       0     $ 261,645
  Operating income       18,823        1,726              0        20,549
  Identifiable assets   126,620       66,986         61,724       255,330
  Capital expenditures    2,139        2,034              0         4,173
  Depreciation and
     amortization
      expense             2,889        6,076              0         8,965

1998
----
  Revenues            $ 163,480    $  89,478      $       0     $ 252,958
  Operating income       19,732        5,048              0        24,780
  Identifiable assets   119,072       70,024         98,346       287,442
  Capital expenditures    2,285        2,530              0         4,815
  Depreciation and
     amortization
      expense             2,964        5,613              0         8,577

1997
----
  Revenues            $ 153,317    $  90,119      $       0     $ 243,436
  Operating income       15,458        7,496              0        22,954
  Identifiable assets   136,536       69,218         95,817       301,571
  Capital expenditures    1,555          321              0         1,876
  Depreciation and
     amortization
      expense             3,353        5,083              0         8,436


<F1>  For fiscal 1999, reflects pre-tax restructuring and other related charges of $4.7 million pertaining primarily to severance and reserves for inventory to be liquidated.


  Additional information regarding the Company's revenue sources follow. No single customer accounted for as much as 10% of consolidated revenues in fiscal 1999, 1998 or 1997. Foreign revenues accounted for less than 10% of consolidated revenues in fiscal 1999, 1998 and 1997.



            Report of Independent Public Accountants


To the Board of Directors of Thomas Nelson, Inc. and
Subsidiaries:

  We have audited the accompanying consolidated balance sheets of Thomas Nelson, Inc. (a Tennessee corporation) and Subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1999.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thomas Nelson, Inc. and Subsidiaries as of March 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.

 /s/ Arthur Andersen LLP

Nashville, Tennessee
June 4, 1999

=================================================================

             Other Financial Information (Unaudited)

The common stock and the Class B common stock are traded on the
NYSE under the symbols "TNM" and "TNM.B," respectively.   The
following table sets forth, for the periods indicated, the high and low closing sales prices as reported on the NYSE composite tape:

                       Common                Class B
                        Stock              Common Stock       Dividends
                  ----------------------------------------      Paid
                    High      Low         High       Low      Per Share
                  -----------------------------------------------------
Fiscal 1999
-----------
 First Quarter    $14.5000  $11.8750    $16.0000  $13.1875     $  .04
 Second Quarter    15.6875   11.5000     15.3750   12.5000        .04
 Third Quarter     14.0000   12.0000     14.0000   12.1250        .04
 Fourth Quarter    13.5000   10.0000     13.5000    9.2500        .04
                                                               ------
                                                               $  .16
                                                               ======
Fiscal 1998
-----------
 First Quarter    $14.0000  $ 8.8750    $20.2500  $16.2500     $  .04
 Second Quarter    14.0000   12.0000     18.7500   17.3750        .04
 Third Quarter     14.0000   10.2500     18.0000   12.0000        .04
 Fourth Quarter    14.1875   10.5000     16.0000   11.2500        .04
                                                               ------
                                                               $  .16
                                                               ======

  As of June 18, 1999, there were 975 record holders of the common stock and 650 record holders of the Class B common stock.

  Declaration of dividends is within the discretion of the Board of Directors of the Company. The Board considers the payment of dividends on a quarterly basis, taking into account the Company's earnings and capital requirements, as well as financial and other conditions existing at the time. Certain covenants of the Company's Credit Agreements and Senior Notes limit the amount of cash dividends payable based on the Company's cumulative consolidated net income. See Note H of Notes to Consolidated Financial Statements.

  On May 20, 1999, the Company declared a cash dividend of $0.04 per share on its common stock and Class B common stock to be paid on August 16, 1999 to shareholders of record on August 2, 1999.