Form 10-K, Exhibit 13
period 2000-03-31
NELSON THOMAS INC
filed 2000-06-29
CIK 71023


                         SELECTED FINANCIAL DATA

YEARS ENDED
March 31,                      2000      1999     1998     1997      1996(a)
(Dollars in thousands,
except per share data)
-----------------------------------------------------------------------------
OPERATING RESULTS (b):
Net revenues                $261,822  $261,645  $252,958  $243,436  $219,838
                            =================================================
Operating income            $ 20,667  $ 20,549  $ 24,780  $ 22,954  $  5,887
                            =================================================
Income (loss) from
    continuing operations   $  9,941  $  8,855  $ 12,673  $ 9,522  ($    923)
Income (loss) from
    discontinued
    operations (c,d)              --        --        --    16,555 (   9,991)
                            -------------------------------------------------
Net income (loss)           $  9,941  $  8,855  $ 12,673  $ 26,077 ($ 10,914)
                            =================================================
EBITDA from continuing
     operations             $ 28,188  $ 29,573  $ 34,926  $ 31,980  $ 13,745
                            =================================================
-----------------------------------------------------------------------------
FINANCIAL POSITION:
Total assets                $298,230  $255,330  $287,442  $301,571  $355,083
Working capital              138,117   118,794   141,342   131,852   197,127
Long-term debt and other
  non-current liabilities    104,441    85,392    85,217    89,233   185,019
Shareholders' equity         131,732   125,649   156,396   146,812   122,065
Long-term debt to total
  capitalization               45.0%     40.5%     35.3%     37.8%     60.3%
-----------------------------------------------------------------------------
PER SHARE DATA (b):
Income (loss) per share
  from continuing
  operations                $   0.70  $   0.58  $   0.74  $   0.56   ($0.06)
Income (loss) per share
  from discontinued
  operations (c,d)                --        --        --      0.96   ( 0.64)
                            -------------------------------------------------
    Net income (loss)
    per share               $   0.70   $ 0.58   $   0.74   $  1.52   ($0.70)
                            =================================================
Dividends declared
    per share               $   0.16   $ 0.16   $   0.16   $ 0.16     $ 0.16
Book value per share            9.26     8.73       9.14     8.58       7.13
Weighted average number
  of shares outstanding
  (in thousands) (e)          14,242   15,279     17,113   17,119     15,580
-----------------------------------------------------------------------------

(a) Includes C.R. Gibson operations subsequent to acquisition on October 31,
    1995.
(b) For fiscal years 1996 and 1997, operating results and per share data have been restated for discontinued operations and, for fiscal 1999, includes pre-tax restructuring and other related charges of $4.7 million pertaining primarily to severance and reserves for inventory to be liquidated.
(c) In fiscal 1996, the Company recorded a loss on disposal and results of operations for its Christianlifestyle magazines and the radio networks of the Royal Media division.
(d) On January 6, 1997, the Company consummated a transaction to sell certain assets of the music division, net of certain liabilities assumed, and the gain on disposal and results of operations for this discontinued operation are included herein.
(e) Represents basic weighted average number of shares outstanding in accordance with SFAS 128.


               MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company's net revenues have grown in recent years as a result of increased sales in existing product lines, through the development of new product lines and through acquisitions in fiscal 2000. In fiscal 1999, the Company decided to phase out manufacturing operations at its C.R. Gibson subsidiary ("Gibson") and recorded a pre-tax charge for restructuring and other related costs of $4.7 million pertaining primarily to severance and reserves for inventory to be liquidated.

   The following table sets forth for the periods indicated certain selected statements of operations data of the Company expressed as a percentage of net revenues and the percentage change in dollars of such data from the prior fiscal year.

                                                   Fiscal Year-to-Year
                         Years Ended March 31,     Increase (Decrease)
                       ---------------------------------------------------
                         2000     1999    1998  1999 to 2000 1998 to 1999
                       ---------------------------------------------------
                          (%)     (%)      (%)       (%)          (%)
Net revenues:
   Publishing            66.4     64.3    64.6       3.4          3.0
   Gift                  33.6     35.7    35.4      (5.9)         4.3
                       ------------------------
     Total net revenues 100.0    100.0   100.0       0.1          3.4
Expenses:
  Cost of goods sold     56.6     55.1    54.7       2.7          4.2
  Selling, general and
    administrative
    expenses             34.9     35.7    34.8      (2.1)         6.2
  Restructuring charges    --      0.7      --        --           --
  Amortization of
    goodwill and
    non-compete
    agreements            0.6      0.6     0.7      (0.3)       (12.2)
                        -----------------------
      Total expenses     92.1     92.1    90.2        --          5.7
                        -----------------------
Operating income          7.9      7.9     9.8       0.6        (17.1)
                        =======================
Net income                3.8      3.4     5.0      12.3        (30.1)
                        =======================

The Company's net revenues fluctuate seasonally, with revenues in the first quarter historically being less than the remaining quarters of the year.
The typical seasonality is the result of increased consumer purchases of the Company's products during the traditional calendar year-end holidays.
Due to this seasonality, the Company has historically incurred a loss or recognized only a small profit during the first quarter of each fiscal year. In addition, the Company's quarterly operating results may fluctuate significantly due to new product introductions, the timing of selling and marketing expenses and changes in sales and product mixes. In fiscal 2000 and 1999, timing of new product releases and acquisitions caused an atypical pattern of revenue results by quarter, which is not expected to be repeated in the foreseeable future. See Note P of Notes to Consolidated Financial Statements.

The following discussion includes certain forward-looking statements. Actual results could differ materially from those in the forward-looking statements and a number of factors may affect future results, liquidity and capital resources. These factors include, but are not limited to, softness in the general retail environment, the timing of products being introduced to the market, the level of returns experienced by the operating divisions, the level of margins achievable in the marketplace and the ability to minimize operating expenses. Although the Company believes it has the business strategy and resources needed for improved operations, future revenue and margin trends cannot be reliably predicted and may cause the Company to adjust its business strategy during the 2001 fiscal year. The Company disclaims any intent or obligation to update forward-looking statements.


RESULTS OF OPERATIONS

Fiscal 2000 compared to Fiscal 1999.

Net revenues in fiscal 2000 were essentially flat as compared to fiscal 1999. Net revenues from publishing products increased from fiscal 1999 to fiscal 2000 by $5.6 million, or 3.4%, primarily due to favorable acceptance of new product offerings and the effect of current year acquisitions, offset partially by an increase in product returns. Net revenues from gift products decreased by $5.5 million, or 5.9%, primarily due to the restructuring of the division, offset partially by the addition of the Ceres candle business. See Notes B and C of Notes to Consolidated Financial Statements. Price increases did not have amaterial effect on net revenues.

The Company's cost of goods sold for fiscal 2000 increased $3.9 million, or 2.7%, and, as a percentage of net revenues, increased from 55.1% to 56.6%.
The increase in cost of goods sold as a percentage of net revenues resulted primarily from an aggressive attempt to sell overstock books that resulted from increased return levels, increased competitive activity in certain markets, as well as additional one-time costs relating to the outsourcing of gift product manufacturing.

Selling, general and administrative expenses for fiscal 2000 decreased $2.0 million over the comparable period in fiscal 1999. These expenses, expressed as a percentage of net revenues, decreased from 35.7% for fiscal 1999 to 34.9% for fiscal 2000, primarily as a result of the gift division restructuring.

Interest expense decreased by $0.5 million, or 7.2%, for fiscal 2000. The reduction in interest expense compared to the prior year was primarily related to the Company incurring approximately $0.3 million in premium charges in the prior fiscal year relating to the redemption of $39.9 million of Convertible Subordinated Notes.

The Company's effective tax rate in fiscal 2000 was 32.5% compared to 36.5% for fiscal 1999. This decrease is due to a tax benefit received in the fourth quarter relating to the closure of a foreign subsidiary. See Note O of Notes to Consolidated Financial Statements. The Company earned net income $9.9 million for fiscal 2000.


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

The Company's effective tax rate in fiscal 1999 was 36.5% compared to 37.5% for fiscal 1998. See Note O of Notes to Consolidated Financial Statements.

The Company earned net income of $8.9 million for fiscal 1999.


LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2000, the Company had $0.8 million in cash and cash equivalents, primarily cash generated from operations. The primary sources of liquidity to meet the Company's future obligations and working capital needs are cash generated from operations and borrowings available under bank credit facilities. At March 31, 2000, the Company had working capital of $138.1 million. Under its two bank credit facilities, at March 31, 2000, the Company had $84.5 million of borrowings outstanding, and $25.5 million available for borrowing.

Net cash provided by operating activities was $8.1 million, $1.6 million and $7.0 million in fiscal 2000, 1999 and 1998, respectively. The cash provided by operations during fiscal 2000 was principally attributable to net income with an offsetting increase in inventory. The $9.0 million increase in inventory is attributable to approximately $5.0 million from current year acquisitions and approximately $4.0 million in the Gift Division. The Gift Division increased its inventory levels to allow for longer manufacturing lead times resulting from outsourcing the manufacturing operations.

During fiscal 2000, capital expenditures totaled approximately $3.6 million. The capital expenditures were primarily for computer, warehousing and manufacturing equipment. In fiscal 2001, the Company anticipates capital expenditures of approximately $4.0 million, consisting primarily of additional computer and warehousing equipment.

The Company acquired three businesses during fiscal 2000. See Note B of Notes to Consolidated Financial Statements. The Company paid approximately $23.8 million in cash, primarily funded from existing credit agreements, and assumed certain liabilities in relation to these acquisitions.

The Company's bank credit facilities are unsecured and consist of a $100 million credit facility and a $10 million credit facility (collectively, the "Credit Agreements"). The $100 million credit facility bears interest at either the prime rate or, at the Company's option, the London Interbank Offered Rate ("LIBOR") plus a percentage, subject to adjustment based on certain financial ratios. The $100 million credit facility was amended on November 30, 1998, to increase the aggregate amount available for borrowing from $75 million to $100 million and to extend the maturity from December 13, 2002 to December 13, 2005. The $10 million credit facility bears interest at LIBOR plus a percentage, subject to adjustment based on certain financial ratios, and matures on July 31, 2001. Due to the seasonality of the Company's business, borrowings under the Credit Agreements typically peak during the third quarter of the fiscal year.

The Company has outstanding $17.4 million of senior notes ("Senior Notes") which are unsecured. The Senior Notes bear interest at rates from 6.68% to 9.50% and are due through fiscal 2006.

Under the terms of the Credit Agreements and Senior Notes, the Company has agreed to limit the payment of dividends and to maintain certain interest coverage and debt-to-total-capital ratios which are similarly calculated for each debt agreement. At March 31, 2000, the Company was in compliance with all covenants of these debt agreements. The Company expects to be in compliance with all of its covenants for each quarter of fiscal 2001, although no assurance can be given that such compliance will be maintained.

Management believes cash generated by operations and borrowings available under the Credit Agreements will be sufficient to fund anticipated working capital and capital expenditure requirements for existing operations through fiscal 2001.

On June 10, 1998, the Company announced its intention to repurchase up to three million shares of common stock and/or Class B common stock from time to time in the open market or through privately negotiated transactions. At March 31, 2000, the Company had repurchased approximately 2.9 million shares of common stock at an aggregate cost to the Company of $39.2 million.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to market risk from exposure to changes in interest rates based on its financing, investing and cash management activities. The exposure relates primarily to the credit agreements, which expire in fiscal 2006. In the event that interest rates associated with these credit agreements were to increase 100 basis points, the impact on the future cash flows would be approximately $0.8 million, assuming current debt levels are maintained.


YEAR 2000 ISSUES

The Company did not experience any significant problems with its information and other systems relating to the Year 2000. The Company expensed approximately $15,000 in costs during fiscal 2000, primarily for staff coordination related to being year 2000 compliant. The Company's expenditures have been consistent with expectations, and the Company does not anticipate that it will incur significant additional costs in connection with its information or other systems and their ability to process dates in the year 2000 or thereafter. Also, the Company does not believe issues relating to the Year 2000 will have a material effect on the Company's results of operations, liquidity or financial condition.


                      CONSOLIDATED STATEMENTS OF INCOME
                (Dollars in thousands, except per share data)

                                            Years ended March 31,
                                       -------------------------------
                                         2000        1999        1998
                                       -------------------------------
Net revenues                           $261,822    $261,645   $252,958
Cost of goods sold                      148,147     144,221    138,389
                                       --------------------------------
Gross profit                            113,675     117,424    114,569

Selling, general and
   administrative                        91,398      93,394     87,950
Restructuring charge                          -       1,866          -
Amortization of goodwill and
     non-compete agreements               1,610       1,615      1,839
                                       --------------------------------
Operating income                         20,667      20,549     24,780

Other income                                230          59      1,569
Interest expense                          6,171       6,653      6,073
                                       --------------------------------
Income before income taxes               14,726      13,955     20,276
Provision for income taxes                4,785       5,100      7,603
                                       --------------------------------

NET INCOME                             $  9,941    $  8,855   $ 12,673
                                       ================================
Weighted average number
     of shares outstanding               14,242      15,279     17,113
                                       ================================
NET INCOME PER SHARE:
     Basic--
           Net income per share        $   0.70    $   0.58   $   0.74
                                       ================================
     Diluted--
           Net income per share        $   0.70    $   0.58   $   0.73
                                       ================================
See Notes to Consolidated Financial Statements

                        CONSOLIDATED BALANCE SHEETS
               (Dollars in thousands, except per share data)

(CAPTION>
                                             March 31,
                                        -------------------
                                          2000        1999
                                        -------------------
ASSETS
     Current assets:
       Cash and cash equivalents       $    814    $    609
       Accounts receivable, less
          allowances of $7,171 and
          $6,982, respectively           79,052      77,298
       Inventories                       74,809      65,805
       Prepaid expenses                  13,652      12,656
       Assets held for sale              22,168           -
       Deferred tax assets                9,679       6,715
                                        --------------------
Total current assets                    200,174     163,083

     Property, plant and equipment, net  17,423      25,557
     Other assets                         9,904      10,260
     Deferred charges                       959       1,421
     Goodwill, less accumulated
        amortization of $7,971 and
        $6,361, respectively             69,770      55,009
                                        --------------------
TOTAL ASSETS                           $298,230    $255,330
                                       =====================

LIABILITIES AND SHAREHOLDERS' EQUITY
     Current liabilities:
          Accounts payable             $ 27,350    $ 16,355
          Accrued expenses               22,695      19,720
          Dividends payable                 569         576
          Income taxes payable            3,851       2,793
          Current portion of
             long-term debt               7,592       4,765
          Current portion of
             capital lease obligations        -          80
                                        --------------------
      Total current liabilities          62,057      44,289

      Long-term debt                    100,359      79,542
      Deferred tax liabilities            2,606       4,432
      Other liabilities                   1,476       1,418

     Shareholders' equity:
       Preferred stock, $1.00 par value,
         authorized 1,000,000 shares;
         none issued                          -           -
       Common stock, $1.00 par value,
         authorized 20,000,000 shares;
         issued 13,144,776 and
         13,286,860 shares, respectively  13,145     13,287
       Class B common stock, $1.00 par
         value, authorized 5,000,000
         shares; issued 1,085,819 and
         1,103,524 shares, respectively    1,086      1,104
       Additional paid-in capital         43,126     44,537
       Retained earnings                  74,375     66,721
                                        --------------------
     Total shareholders' equity          131,732    125,649
                                        --------------------
TOTAL LIABILITIES AND SHAREHOLDERS'
     EQUITY                             $298,230   $255,330
                                        ====================
See Notes to Consolidated Financial Statements


             CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                (Dollars in thousands, except per share data)

                                 Class B     Additional
                         Common  Common        Paid-In    Retained
                         Stock    Stock        Capital    Earnings    Total
                        ----------------------------------------------------
Balance at
     April 1, 1997       $16,001  $ 1,112      $ 79,409    $50,290  $146,812
Net income                                                  12,673    12,673
Common stock issued:
   Retirement of stock
    awards -- 3,888
    common shares             (4)                     4                    -
Stock offering adjustment                          (360)                (360)
Dividends declared -
    $0.16 per share                                         (2,739)   (2,739)
Incentive plan stock
    awards -- 5,380
    common shares              6                      4                   10
                        -----------------------------------------------------
Balance at March 31,
    1998                 $16,003  $ 1,112      $ 79,057    $60,224  $156,396
                        =====================================================
Net income                                                   8,855     8,855
Class B stock converted
   to common                   8      (8)                                  -
Common stock issued:
   Option plans -- 14,449
      common shares           15                    239                  254
Convertible notes
      converted -- 1,470
      common shares            1                     24                   25
Common stock repurchased
      -- 2,741,911 common
      shares              (2,742)               (34,803)             (37,545)

Dividends declared -
      $0.16 per share                                        (2,358)  (2,358)
Incentive plan stock
      awards -- 1,635
      common shares            2                     20                   22
                        -----------------------------------------------------
Balance at March 31,
      1999               $13,287  $ 1,104       $44,537     $66,721  $125,649
                        =====================================================
Net income                                                    9,941     9,941
Class B stock converted
      to common               18      (18)                                  -
Common stock issued:
   Option plans -- 3,132
      common shares            3                    57                     60
Common stock repurchased
      -- 165,400 common
      shares                (165)               (1,483)                (1,648)
Dividends declared -
      $0.16 per share                                        (2,287)   (2,287)
Incentive plan stock
      awards -- 1,635
      common shares            2                    15                     17
                        -----------------------------------------------------
Balance at March 31,
      2000               $13,145  $ 1,086      $43,126      $74,375  $131,732
                        =====================================================

See Notes to Consolidated Financial Statements



                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Dollars in thousands)

                                              Years ended March 31,
                                           --------------------------
                                             2000     1999     1998
                                           --------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                            $ 9,941  $ 8,855   $12,673
     Adjustments to reconcile
          income to net cash
          provided by operating
          activities:
       Depreciation and amortization         7,291    8,695     8,577
       Deferred income taxes                (1,803)  (2,371)    4,758
       Gain on sale of fixed assets           (240)       -         -
     Changes in assets and liabilities,
          net of acquisitions and disposals:
       Accounts receivable, net              1,138   (11,883)    (789)
       Inventories                          (4,062)    4,785      960
       Prepaid expenses                       (490)   (4,479)   1,244
       Accounts payable and accrued
          expenses                          (4,416)    1,684   (3,034)
       Income taxes payable                  1,058    (1,493) (15,688)
                                           ---------------------------
     Net cash provided by continuing
          operations                         8,417     4,063    8,701
                                           ---------------------------
     Discontinued operations:
          Changes in discontinued net
              assets                          (281)    (2,492)    488
          Cash used in discontinued
              operations                         -          -  (2,191)
                                           ---------------------------
      Net cash used in discontinued
              operations                      (281)    (2,492) (1,703)
                                           ---------------------------
      Net cash provided by operating
              activities                     8,136      1,571    6,998
                                           ----------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Capital expenditures                  (3,641)    (4,173)  (4,815)
      Proceeds from sales of property,
         plant and equipment                 1,857      5,346        -
      Purchase of net assets of acquired
         companies - net of cash received  (23,842)         -        -
      Changes in other assets and
         deferred charges                   (2,062)    (2,114)     160
                                           ----------------------------
Net cash used in investing activities      (27,688)      (941)  (4,655)
                                           ----------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Borrowings under line of credit, net   33,084     59,800        -
     Payments under capital lease
        obligations                            (80)      (246)    (308)
     Payments on long-term debt             (9,440)   (58,702)  (2,975)
     Dividends paid                         (2,279)    (2,467)  (2,739)
     Changes in other liabilities               43       (853)     (89)
     Proceeds from issuance of common stock     77        279       14
     Common stock retired                   (1,648)   (37,545)      (4)
                                           ----------------------------
Net cash provided by (used in) financing
     activities                             19,757    (39,734)  (6,101)
                                           ----------------------------
Net increase (decrease) in cash and cash
     equivalents                               205    (39,104)  (3,758)

Cash and cash equivalents at beginning
     of year                                   609     39,713   43,471
                                           ----------------------------
Cash and cash equivalents at end of year   $   814    $   609  $39,713
                                           ============================
Supplemental disclosures of noncash
     investing and financing activities:
         Dividends accrued and unpaid      $   569    $   576  $   685

See Notes to Consolidated Financial Statements



          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF THE BUSINESS AND SUMMARY OF
         SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE BUSINESS: Thomas Nelson, Inc. (a Tennessee corporation) and subsidiaries (the "Company"), is a publisher, producer and distributor of Bibles and books emphasizing Christian, inspirational and family value themes, as well as a host of inspirational seminars for women. The Company also designs and markets a broad line of gift and stationery products. The principal markets for the Company's products are Christian bookstores, general bookstores, mass merchandisers, gift stores and direct marketing to consumers in English-speaking countries.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements consist of the accounts of the Company including its subsidiaries, Worthy, Incorporated (formerly Word, Incorporated), The C.R. Gibson Company ("Gibson") and New Life Treatment Centers, Inc. ("NLTC"). All intercompany transactions and balances have been eliminated. NLTC has minority shareholders that own approximately 30% of the outstanding equity shares of NLTC. Minority interest will be presented as a reduction of net income on the consolidated statements of income and as a separate caption between liabilities and shareholders' equity on the consolidated balance sheets. At the time of acquisition, NLTC had a net deficit in shareholders' equity, and postacquisition operations were approximately breakeven for fiscal 2000.

REVENUE RECOGNITION: Revenue from publishing and gift product sales is recognized upon shipment to the customer. Provision is made for the estimated effect of sales returns where right-of-return privileges exist. Returns of products from customers are accepted in accordance with standard industry practice. The full amount of the returns allowance (estimated returns to be received net of inventory and royalty costs) is shown, along with the allowance for doubtful accounts, as a reduction of accounts receivable in the accompanying consolidated financial statements. Revenue for seminars is recognized as the seminars take place. Deferred revenue relating to cash received in advance of seminars is included in the accompanying consolidated financial statements as accrued expenses.

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

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation and amortization are provided for, principally on the straight-line method over the estimated useful lives of the individual assets.

GOODWILL: Goodwill is being amortized on a straight-line basis over periods ranging from 25 to 40 years. Subsequent to acquisitions, the Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. In the evaluation of possible impairment, the Company uses the most appropriate method of evaluation given the circumstances surrounding the particular acquisition, which has generally been an estimate of the related business unit's undiscounted cash flows from operations before interest and taxes over the expected remaining life of the goodwill.

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

STOCK-BASED COMPENSATION:  Statement of Financial Accounting Standards
     ("SFAS") No. 123, "Accounting for Stock-Based Compensation" , encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees"
     ("APB Opinion No. 25"), and related Interpretations. Under APB Opinion No. 25, no compensation cost related to employee stock options has been recognized because all options are issued with exercise prices equal to or greater than the fair market value at the date of grant. See Note L for further discussion.

INCOME TAXES: Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes are provided for temporary differences between the financial statement and income tax bases of assets and liabilities.

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

STATEMENT OF CASH FLOWS:  For purposes of the statement of cash flows, the
     Company considers   all highly liquid debt instruments with an original
     maturity of three months or less as cash equivalents.

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

NEWLY ISSUED ACCOUNTING STANDARD:  In June 1998, the Financial Accounting
     Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective, as amended, for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires all derivatives to be recognized in the statement of financial position and to be measured at fair value. The Company anticipates adopting the provisions of SFAS No. 133 effective April 1, 2001 and is continuing to determine the effects of SFAS No. 133 on the Company's financial statements.

RECLASSIFICATIONS: Certain reclassifications of prior period amounts have been made to conform to the current year's presentation.


NOTE B - ACQUISITIONS

On June 24, 1999, the Company acquired substantially all of the assets of Ceres LLC ("Ceres") for approximately $6.2 million which included the assumption of certain liabilities. Ceres manufactures and markets high quality candles to specialty and department store markets and is headquartered in San Francisco, California. The purchase price was allocated to the net assets acquired based on their estimated fair values, including identified intangible assets related to trademarks and customer lists in the amount of approximately $1 million. The excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $6.3 million and is being amortized on a straight-line basis over 40 years. Trademarks and customer lists are being amortized over 5 years.

On December 30, 1999, the Company acquired substantially all of the assets of Rutledge Hill Press for approximately $4.5 million including the assumption of certain liabilities. Rutledge Hill Press is a Nashville, Tennessee-based publisher that specializes in cooking, quilting, regional interest and Civil War titles. The purchase price was allocated to the net assets acquired based on their estimated fair values, including identified intangible assets related to trademarks and customer lists in the amount of approximately $0.1 million. The excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $0.5 million and is being amortized on a straight line basis over 40 years. Trademarks and customer lists are being amortized over 5 years.

On January 28, 2000, the Company acquired approximately 70% of the outstanding shares of NLTC from a group of investors for approximately
$15.4 million in cash. NLTC, headquartered in Dallas, Texas, operates two primary businesses. One hosts inspirational conferences for women at venues throughout the United States, and the other operates therapeutic centers in Arizona for women with eating disorders.

At the date of acquisition, the Company declared its intent to sell certain healthcare related assets of NLTC. Accordingly, the accompanying consolidated financial statements reflect these assets as held for sale
(see Note F) in accordance with Emerging Issue Task Force Issue 87-11, "Allocation of Purchase Price to Assets to Be Sold," ("EITF 87-11"). The purchase price for NLTC was allocated to the net assets acquired based on their estimated fair values, including identified intangible assets related to trademarks and customer lists in the amount of $1 million. The excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $9.6 million and is being amortized on a straight-line basis over 25 years. Trademarks and customer lists are being amortized over 5 years. The accompanying consolidated financial statements reflect the preliminary allocation of purchase price for these acquisitions. The allocations have not been finalized due to the pending sale of assets held for sale and certain pre-acquisition contingencies identified by the Company relating to impairment of assets and contingent liabilities. Accordingly, in fiscal 2001, goodwill associated with these acquisitions may change.

The fiscal 2000 acquisitions described above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of operations do not include any revenues or expenses related to these acquisitions prior to the respective closing dates. The cash portions of these acquisitions were financed through borrowings from the Company's line of credit. Following are the Company's unaudited pro forma results for fiscal years 2000 and 1999, assuming the acquisitions occurred on April 1, 1998 (in thousands):

                                       2000      1999
                                    -------------------
                Net Revenues        $294,270  $304,670
                Net Income            10,473     9,419
                Earnings Per Share      0.74      0.62

These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually resulted had the combinations been in effect on April 1, 1998, or of future results of operations.




NOTE C - RESTRUCTURING CHARGE

During fiscal 1999, the Company recorded a restructuring charge, including related asset write-downs of $4.7 million ($3 million or $0.19 per basic share, after-tax). The restructuring initiatives involved the Company's gift manufacturing operations located in Connecticut and included two plant closings and reduction of certain administrative functions. During fiscal 1999, management decided to cease all manufacturing activities in Connecticut. The restructuring resulted in workforce reductions of approximately 300 employees. The products formerly produced at these manufacturing facilities have continued to be designed and distributed by the Company, but are now being manufactured by outside vendors. This restructuring charge was recorded in the accompanying 1999 consolidated statements of income as cost of goods sold ($2.8 million) and operating expenses ($1.9 million). The remaining liability as of March 31, 1999
($3.1 million) was recorded in the accompanying consolidated balance sheets as accrued expenses. The restructuring liability was fully utilized during fiscal 2000, and the restructuring is now complete. The restructuring charge and its utilization are summarized as follows (in thousands):



                   1999    1999 Utilized                   2000
                 Original  -------------  Balance at    Utilized  Balance at
                 Accrual   Cash  Noncash  Mar. 31, 1999    Cash  Mar. 31, 2000
                 -------------------------------------------------------------
Employee
  severance and
  termination     $2,777  $  727  $   --      $2,050     ($2,050)     $   --
Gain on sale of
  long-lived
  assets          (1,928) (1,928)     --          --          --           --
Other facility
  shutdown costs   1,017      --      --       1,017      (1,017)          --
                  ------------------------------------------------------------
Operating
  expenses         1,866  (1,201)     --       3,067      (3,067)
Inventory
  write-down       2,800      --   2,800          --          --           --
                  ------------------------------------------------------------
    Total charge  $4,666 ($1,201) $2,800      $3,067     ($3,067)      $   --
                  ============================================================

For plants and buildings that were closed, the tangible assets have been recorded at the lesser of their net book value or their estimated fair value, less cost of disposal. The remaining assets relating to the restructuring are expected to be sold during fiscal 2001 and are reflected as assets held for sale in the accompanying consolidated balance sheets (see Note F).

NOTE D - INVENTORIES

Inventories consisted of the following at March 31 (in thousands):

                                            2000          1999
                                         -----------------------
   Finished goods                         $66,261       $56,610
   Work in process and raw materials        8,548         9,195
                                         -----------------------
                                          $74,809       $65,805
                                         =======================

NOTE E - PREPAID EXPENSES

Prepaid expenses consisted of the following at March 31 (in thousands):

                                            2000          1999
                                         -----------------------
   Royalties                              $10,040       $10,124
   Prepaid production costs                 1,382           248
   Other                                    2,230         2,284
                                         -----------------------
                                          $13,652       $12,656
                                         =======================


NOTE F - ASSETS HELD FOR SALE

Assets held for sale at March 31, 2000 include land and buildings previously used in the Gift Division manufacturing operations (see Note C) and certain assets of NLTC (see Note B), which the Company expects to sell by March 31, 2001. In accordance with EITF 87-11, the expected net proceeds from the sale, the expected cash flows from operations during the period from acquisition to disposal and an interest expense allocation were allocated to the NLTC assets held for sale. Any difference between the actual and expected sales price will result in an adjustment to goodwill, unless the adjustment results from a post-acquisition event.


NOTE G - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at March 31
   (in thousands):

                                            2000          1999
                                         ----------------------
   Land                                   $ 1,358      $ 3,798
   Buildings                               12,154       18,170
   Machinery and equipment                 20,332       23,216
   Furniture and fixtures                   6,142        3,604
   Other                                    1,356          616
                                         ----------------------
                                           41,342       49,404
   Less allowance for depreciation
      and amortization                   ( 23,919)    ( 23,847)
                                         ----------------------
                                          $17,423      $25,557
                                         ======================

NOTE H - OTHER ASSETS

Other assets consisted of the following at March 31 (in thousands):

                                            2000          1999
                                          ----------------------
   Prepaid royalties                       $3,313       $ 5,740
   Cash surrender value of life
     insurance policies                     1,429         1,030
   Intangible assets, net                   1,975           115
   Other                                    3,187         3,375
                                          ----------------------
                                           $9,904       $10,260
                                          ======================


NOTE I - ACCRUED EXPENSES

Accrued expenses consisted of the following at March 31 (in thousands):


                                            2000         1999
                                         -----------------------
   Accrued royalties                      $ 4,013      $ 5,210
   Accrued payroll                          3,911        5,623
   Deferred revenue                         6,553          263
   Accrued commissions                        937        1,031
   Accrued interest                         1,070          700
   Accrued sales tax                          234           25
   Net liability of discontinued
     operations                             2,424        2,705
   Restructuring reserve                        -        3,067
   Accrued group insurance                    912          735
   Other                                    2,641          361
                                         -----------------------
                                          $22,695      $19,720
                                         =======================

Cash payments for interest were $6.2 million in 2000, $7.5 million in 1999 and $6.1 million in 1998.


NOTE J - LONG-TERM DEBT

Long-term debt consisted of the following at March 31 (in thousands):

                                            2000          1999
                                        ------------------------
   Credit Agreements                     $ 84,500      $ 59,800
   Industrial Revenue Bonds                 1,325         1,525
   Loan Agreement                           1,000         1,667
   Senior Notes                            17,422        21,285
   Other                                    3,704            30
                                         -----------------------
                                          107,951        84,307
   Less current portion                 (   7,592)     (  4,765)
                                         -----------------------
                                         $100,359      $ 79,542
                                         =======================

The Company has Credit Agreements with borrowing limits totaling
$110 million as of March 31, 2000. On November 30, 1998, the primary credit facility ("Credit Facility") was amended to increase the aggregate amount available for borrowing from $75 million to $100 million and to extend the maturity from December 13, 2002 to December 13, 2005. The Credit Facility bears interest at either the lender's prime rate or, at the Company's option, the LIBOR plus a percentage, based on certain financial ratios.
The average interest rate for the Credit Facility was approximately 6.81% at March 31, 2000. The Credit Facility is guaranteed by all of the Company's material subsidiaries and the Company has agreed, among other things, to limit the payment of cumulative cash dividends and to maintain certain interest coverage and debt-to total-capital ratios. The maximum dividends which the Company may pay for fiscal 2001 are $21.4 million. Additionally, the Company has a $10 million credit facility which matures July 31, 2001, and bears interest at LIBOR plus a percentage, for a total rate of 7.26% at March 31, 2000. At March 31, 2000, the Company was in compliance with all covenants of the Credit Agreements. At March 31, 2000, the Company had $25.5 million available for borrowing under its Credit Agreements.

The Company has outstanding Industrial Revenue Bonds, which bear interest at rates from 7.35% to 7.60% and are due through 2005. At March 31, 2000, the Industrial Revenue Bonds were secured by property, plant and equipment with a net book value of approximately $1.4 million.

The Company has outstanding indebtedness of $1.0 million under a loan agreement which is secured by property, plant and equipment related to the Company's Nashville warehouse and distribution center expansion completed in June 1992. Interest payable monthly is at LIBOR plus 1.25% per annum, for a total rate of 7.38% at March 31, 2000. Semi-annual principal payments are due through March 2002.

The Company has outstanding $17.4 million of Senior Notes, which bear interest at rates from 6.68% to 9.50% and are due through fiscal 2006. Under the terms of the Senior Notes, the Company has agreed, among other things, to limit the payment of cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. The maximum dividends which the Company may pay for fiscal 2001 are $21.4 million. At March 31, 2000, the Company was in compliance with all covenants of the Senior Notes.

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

Maturities of long-term debt for the years ending March 31 are as follows (in thousands):

               2001                       $    7,592
               2002                            3,585
               2003                            3,322
               2004                            3,322
               2005                            3,322
               2006 and thereafter            86,808
                                             -------
                                            $107,951
                                             =======

NOTE K - LEASES

Total rental expense for all operating leases, including short-term leases of less than a year, amounted to approximately $5.0 million in 2000, $4.3 million in 1999 and $4.0 million in 1998. Generally, the leases provide that, among other things, the Company shall pay for utilities, insurance, maintenance and property taxes in excess of base year amounts.

Minimum rental commitments under non-cancelable leases for the years ending
March 31 are as follows (in thousands):


                                              Operating
                                                Leases
                                              ---------
             2001                             $ 4,117
             2002                               3,707
             2003                               2,037
             2004                               1,522
             2005                               1,255
             2006 and thereafter                  200
                                              ---------
               Total minimum lease payments   $12,838
                                               ======

NOTE L - STOCK PLANS

1992 EMPLOYEE STOCK INCENTIVE PLAN:   The Company has adopted the 1992
Amended and Restated Employee Stock Incentive Plan (the "Stock Incentive
Plan"), which is administered by the Company's Compensation Committee.
Stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and other stock-based awards may be granted to employees under this plan.  In addition, 140,000 shares of common stock have been authorized for issuance under this plan for annual stock option grants to each of the Company's outside directors for the purchase of 2,000 shares of common stock.  Stock options have been granted under this plan as indicated in the table below.  The options in the Stock Incentive Plan vest over one to three year periods beginning on the first or fourth anniversary date of the option grant, and at March 31, 2000, there were options to purchase 336,169 shares of common stock and 1,240,000 shares of Class B common stock exercisable.  The weighted average life of the options outstanding in the Stock Incentive Plan at March 31, 2000, was four years.


                      Remaining                            Weighted   Weighted
                        Shares  Outstanding Optioned Shares Average    Average
                       Reserved    Common         Class B   Exercise    Fair
                      For Grant     Stock           Stock    Price      Value
                     ---------------------------------------------------------

April 1, 1997          1,301,976  307,500         450,000    $17.91
Options canceled          80,000 ( 70,000)       ( 10,000)    14.00
Options granted       (1,319,000) 319,000       1,000,000     14.60      $4.64
Stock incentive issued(      580)      --              --
                      ------------------------------------
March 31, 1998            62,396  556,500       1,440,000     15.88
Options canceled         151,500 ( 91,500)     (   60,000)    15.55
Options granted       (   74,000)  49,000          25,000     14.29      $6.01
Options exercised             -- (  7,000)             --     11.25
Stock incentive reversed   2,395       --              --
                      -------------------------------------
March 31, 1999           142,29   507,000       1,405,000     15.86
Options canceled         68,000 (  63,000)     (    5,000)    12.16
Options granted       (  12,000)   12,000              --     10.00      $4.82
                      -------------------------------------
March 31, 2000          198,291   456,000       1,400,000     15.89
                      =====================================


1989 NLTC STOCK INCENTIVE PLAN: NLTC has a stock option plan that provides for granting to officers and key employees non qualified options to purchase its common stock. Options shall not be priced at less than 85% of the fair value at the date of grant or be granted for terms of greater than ten years. Options outstanding generally vest after four years of employment, or at 25% per year. At March 31, 2000, there were options to purchase approximately
1.4 million shares outstanding under this plan, of which approximately
0.9 million were exercisable. The weighted average exercise price on outstanding options and exercisable options was approximately $0.69 per share and $0.77 per share, respectively, and the weighted average life was six years.


STOCK-BASED COMPENSATION PLANS: The Company accounts for options issued to employees and directors under APB Opinion No. 25. All options are granted with exercise prices equal to or greater than market value of the Company's common stock on the date of grant. As a result, no compensation cost has been recognized.

SFAS No. 123 established new financial accounting and reporting standards for stock-based compensation plans. The Company has adopted the disclosure-only provision of SFAS No. 123. As a result, no compensation cost has been recognized for the Company's employee stock option plans. Had compensation cost for the employee stock option plans been determined based on the fair value at the grant date for awards in fiscal 2000, 1999 and 1998 consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would have been reduced to the following pro forma amounts for the 2000, 1999 and 1998 fiscal years:


                                          2000        1999         1998
                                         --------------------------------
      Net income:
                   As reported           $9,941       $8,855      $12,673
                                         ================================
                   Pro forma             $9,750       $6,445      $10,967
                                         ================================
      Net income per share:
        Basic --   As reported           $ 0.70       $ 0.58      $  0.74
                                         ================================
                   Pro forma             $ 0.68       $ 0.42      $  0.64
                                         ================================
        Diluted -- As reported           $ 0.70       $ 0.58      $  0.73
                                         ================================
                   Pro forma             $ 0.68       $ 0.42      $  0.64
                                         ================================

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to April 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The fair value of each option on its date of grant has been estimated for pro forma purposes using the Black-Scholes option pricing model using the following weighted average assumptions:


                                          2000        1999         1998
                                         -------------------------------
      Expected dividend payment          $ 0.16      $ 0.16       $ 0.16
      Expected stock price volatility     11.83%      33.17%       53.69%
      Risk free interest rate              5.45%       5.43%        6.29%
      Expected life of options           4 years     5 years      6 years



1997 DEFERRED COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS: The Company adopted the 1997 Deferred Compensation Plan for Non Employee Directors
(the "Deferred Compensation Plan"), which is administered by the Compensation Committee. The Deferred Compensation Plan is a non-qualified plan that allows eligible nonemployee members of the Company's Board of Directors to elect to defer receipt of all or any portion of annual base fees payable to them for services rendered to the Company as Directors. The participating Directors are awarded performance units of the Company's
Common Stock at fair market value on the deferral dates and dividend payment dates. Distributions at age 65 or 70 are paid in cash, based on the value of the performance units at the time of distribution, payable in a lump sum or in installments. Compensation expense is recognized on deferral dates, dividend payment dates, and based on changes in the quoted price of the Company's Common Stock. During fiscal years 2000, 1999 and 1998 compensation expense, in relation to the Deferred Compensation Plan, was recorded in the amounts of approximately $0.1 million, $0.1 million and $0.2 million, respectively.


1990 DEFERRED COMPENSATION OPTION PLAN FOR OUTSIDE DIRECTORS: The Company adopted the 1990 Deferred Compensation Option Plan for Outside Directors (the "Outside Directors Plan"), which is administered by the Company's Compensation Committee. Options were awarded, on or prior to the annual meeting of shareholders or on initial election to the Board of Directors ("Board"), to each Director of the Company who filed with the Company an irrevocable election to receive options in lieu of not less than fifty percent (50%) of the retainer fees to be earned during each fiscal year.
The option price was $1.00 per share with the number of shares being determined by dividing the amount of the annual retainer fee by the fair market value ("FMV") of the shares on the option date less $1.00 per share. The amount of annual retainer fee for options was expensed by the Company as earned. The options in the Outside Directors Plan vest on the first anniversary date of the option grant and, at March 31, 2000 there were 2,424 shares of common stock exercisable. The Outside Directors Plan terminated in August 1995 and options outstanding remain in effect until exercised or their expiration in August of 2001. Options granted and outstanding under this plan are as follows:


                                    Common Stock         Weighted
                                     Outstanding          Average
                                      Optioned            Exercise
                                       Shares              Price
                                   ---------------------------------

April 1, 1997                           17,852             $0.76
     Exercised                         ( 4,802)             0.53
                                       ---------
     March 31, 1998                     13,050              0.85
     Exercised                         ( 6,450)             0.82
                                       ---------
     March 31, 1999                      6,600              0.87
     Exercised                         (4 ,176)             0.80
                                       ---------
     March 31, 2000                      2,424              1.00
                                       =========


1986 STOCK INCENTIVE PLAN:  The Company adopted the 1986 Stock Incentive
Plan (the "1986 Plan"), which was administered by the Company's Compensation Committee. Stock options were granted under the 1986 Plan at a price not less than the FMV of the stock on the option grant date and must be exercised not later than five years after the date of grant. Stock options issued to a person then owning more than 10% of the voting power in all classes of the Company's outstanding stock were granted at a purchase price of not less than 110% of the FMV and must be exercised within five years from the date of grant. The options vested 1/4 each year for four years beginning on the first anniversary date of the option grant. The 1986 Plan terminated in March 1996 and all options outstanding expired during fiscal 2000 with a weighted average exercise price of $14.64. There were no options granted or exercised under this plan during the last three fiscal years.


NOTE M - RETIREMENT PLANS

The Company has adopted the Thomas Nelson, Inc. Employee Stock Ownership Plan ("Company ESOP"), which includes a 401(k) salary deferral feature. In addition, Gibson maintains The C.R. Gibson Company Employee Stock Ownership Plan ("Gibson ESOP") and The C.R. Gibson Company Savings and Investment Plan ("Gibson 401(k) Plan"). The Company ESOP covers all eligible officers and employees other than those employed by Gibson. The Company, at its discretion, matches each employee's 401(k) contribution annually and, in addition, may make retirement contributions to the ESOP at its discretion.
The Gibson ESOP and Gibson 401(k) Plan benefit all eligible Gibson employees. Gibson matches, at its discretion, each Gibson employee's 401(k) contributions annually and contributes 4% of the first $6,600 of a participant's compensation in the Gibson 401(k) Plan. The Company's contributions to these retirement plans, including matching contributions, totaled $2.4 million, $2.7 million and $2.9 million in 2000, 1999 and 1998, respectively.

NLTC has adopted a profit sharing plan which is qualified under section 401 of the Internal Revenue Code. Eligible employees over 21 years of age may participate in the plan after one year of credited service with NLTC. NLTC's contribution to the plan for any year is discretionary. During fiscal 2000, NLTC matched 20% of all employee contributions.

A proposal to merge the Gibson ESOP and Gibson 401(k) plans into the Company ESOP has been approved by the Board of Directors. The surviving plan will continue to allow employer discretionary contributions to a stock bonus feature and will continue to have a 401(k) feature. The surviving plan will allow all eligible employees to elect deferral contributions of between 1% and 15% of their eligible compensation. The Company will match 100% of each participant's salary deferral contributions up to 3% of eligible compensation and 50% of the next 2% of eligible compensation. The transfer of assets is planned for August 1, 2000, with full conversion expected to be completed by September 15, 2000. The new 401(k) matching schedule will be retroactive to January 1, 2000, in order for the surviving plan to qualify as a "safe harbor" 401(k) plan under applicable Internal Revenue Code Sections.


NOTE N - COMMON STOCK

On June 10, 1998, the Company announced its intention to repurchase up to three million shares of common stock and/or Class B common stock from time to time in the open market or through privately negotiated transactions. As of March 31, 2000, the Company has repurchased approximately 2.9 million shares of common stock at an aggregate cost to the Company of $39.2 million.


NOTE O - INCOME TAXES

The income tax provision is comprised of the following at March 31
(in thousands):


                                        2000     1999     1998
                                       ------------------------
     Current:
        U.S. federal                   $5,331   $6,018   $2,126
        State                           1,107    1,278      544
        Foreign                           150      175      175
                                       -------------------------
          Total current                 6,588    7,471    2,845
          Deferred                    ( 1,803) ( 2,371)   4,758
                                       -------------------------
Total tax provision                    $4,785   $5,100   $7,603
                                       =========================

SFAS No. 109 permits the recognition of a deferred tax asset if it is more likely than not that the future tax benefit will be realized. The Company believes that, based on its history of profitable operations, the net deferred tax asset will be realized on future tax returns, primarily from the generation of future taxable income. During fiscal 2000, the Company acquired approximately $3.0 million of net deferred tax assets in connection with the NLTC business combination. The net deferred tax asset is comprised of the following at March 31 (in thousands):

                                        2000       1999
                                      -------------------
     Accelerated depreciation         ($1,898)   ($3,728)
     Deferred charges                 (   779)   ( 1,021)
     Contributions                      3,075      3,944
     Inventory obsolescence reserve     2,963      3,138
     Bad debt and returns reserves      1,795      1,308
     Inventory-unicap tax adjustment    1,158      1,138
     Advances and prepaid expenses         92        278
     Accrued liabilities                4,507      3,074
     Valuation allowance              ( 3,840)   ( 5,848)
                                      -------------------
       Net deferred tax asset          $7,073     $2,283
                                      ===================

Reconciliation of income taxes computed at the U.S. federal statutory tax rate to the Company's effective tax rate is as follows at March 31:

                                        2000     1999     1998
                                      --------------------------
U.S. federal statutory tax rate
   provision                            34.0%    34.0%    34.0%
State taxes on income, net of federal    2.5%     2.5%     3.5%
Tax benefit of foreign translation
   adjustment charge-off               ( 4.0%)     --       --
                                       -------------------------
Effective tax rate                      32.5%    36.5%    37.5%
                                       =========================

During the fourth quarter of fiscal year 2000, the Company closed a foreign subsidiary in the United Kingdom. This subsidiary distributed Gift products throughout Europe. The Company will continue to sell Gift products in Europe through third-party distributor arrangements. This closure is not expected to have a material impact on the Company's financial statements. While this foreign subsidiary produced only nominal revenues and operating income over the last several years, it did generate a substantial cumulative foreign currency translation loss over the course of its existence. Upon the closure of this foreign subsidiary, the Company realized a permanent tax benefit of approximately $0.6 million, related to the cumulative foreign currency translation loss.

Cash payments for income taxes were $6.7 million, $2.8 million and $20.0 million in 2000, 1999 and 1998, respectively.


NOTE P - QUARTERLY RESULTS (UNAUDITED)

Summarized results for each quarter in the fiscal years ended March 31, 2000 and 1999 are as follows (dollars in thousands, except per share data):

                     1st Quarter   2nd Quarter    3rd Quarter   4th Quarter
                     --------------------------------------------------------
2000
----
  Net revenues          $59,116      $70,110        $62,224        $70,372
  Gross profit           25,833       31,755         26,164         29,923
  Net income              1,380        4,252          2,814          1,495
  Net income per share     0.10         0.30           0.20           0.11

1999
----
  Net revenues          $55,994      $70,445        $66,584        $68,622
  Gross profit           25,660       33,295         30,394         28,075
  Net income (loss)       1,256        4,383          4,157       (    941)
  Net income (loss)
    per share              0.08         0.29           0.28       (   0.06)



NOTE Q - COMMITMENTS AND CONTINGENCIES

The Company has commitments to provide advances to certain authors in connection with products being developed for the Company. These commitments totaled approximately $11.9 million at March 31, 2000. The timing of payments will be dependent upon the performance by the authors of conditions provided in the applicable contracts. It is anticipated that a substantial portion of the commitments will be completed within the next five years.

The Company is subject to various other legal proceedings, claims and liabilities, which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.


NOTE R - FINANCIAL INSTRUMENTS

The following disclosure of estimated fair value of financial instruments as of March 31, 2000 is made in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using available market information as of March 31, 2000 and 1999, respectively. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market transaction (in thousands):


                                       2000                  1999
                               -------------------------------------------
                                Carrying  Estimated   Carrying  Estimated
                                 Amount   Fair Value   Amount   Fair Value
                               -------------------------------------------
CASH AND CASH EQUIVALENTS       $   814   $   814    $    609   $    609

LONG-TERM DEBT:
  Credit Agreements             $84,500   $84,500     $59,800    $59,800
  Industrial Revenue Bonds        1,325     1,325       1,525      1,525
  Capital Lease Obligations           -         -          80         80
  Loan Agreement                  1,000     1,000       1,667      1,667
  Senior Notes                   17,422    16,832      21,285     21,799


The carrying values of the cash and cash equivalents approximated the fair value based on the short-term nature of the investment instruments. The fair values of the Senior Notes are based on the quoted prices from financial institutions. The carrying value of the Company's Credit Agreements and Loan Agreement approximate the fair value. Due to the variable rate nature of the instruments, the interest rate paid by the Company approximates the current market rate demanded by investors; therefore, the instruments are valued at par. The carrying value of the Industrial Revenue Bonds and the Capital Lease Obligations approximates the fair value.

Outstanding letters of credit totaled $2.0 million and $1.0 million as of March 31, 2000 and 1999, respectively. The letters of credit guarantee performance to third parties of various trade activities. Fair value estimated on the basis of fees paid to obtain the obligations is not material at March 31, 2000 and 1999.

Financial instruments which potentially subject the Company to credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base.


NOTE S - OPERATING SEGMENTS

The Company adopted SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," at March 31, 1999, which directs the way the Company reports information about its operating segments. The Company is organized and managed based upon its products.

The Company has two reportable business segments, identified as publishing and gift. The publishing segment primarily creates and markets Bibles, inspirational books, videos and hosts inspirational seminars for women. The gift segment primarily designs and markets gift products, including stationery items, albums, journals, candles, etc.

Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes corporate related items not allocated to reportable segments (in thousands).

                         Publishing      Gift(a)       Other      Total
                        --------------------------------------------------
2000
----
  Revenues                $173,965       $87,857     $    --     $261,822
  Operating income          20,253           414          --       20,667
  Identifiable assets      148,088        71,900      78,242      298,230
  Capital expenditures         876         2,765          --        3,641
  Depreciation and
    amortization expense     3,329         3,962          --        7,291

1999
----
  Revenues                $168,325       $93,320     $    --     $261,645
  Operating income          18,823         1,726          --       20,549
  Identifiable assets      126,620        66,986      61,724      255,330
  Capital expenditures       2,139         2,034          --        4,173
  Depreciation and
    amortization expense     2,889         6,076          --        8,965

1998
----
  Revenues                $163,480       $89,478      $   --     $252,958
  Operating income          19,732         5,048          --       24,780
  Identifiable assets      119,072        70,024      98,346      287,442
  Capital expenditures       2,285         2,530          --        4,815
  Depreciation and
    amortization expense     2,964         5,613          --        8,577

 (a) For fiscal 1999, reflects pre-tax restructuring and other related charges of $4.7 million pertaining primarily to severance and reserves for inventory to be liquidated.


Additional information regarding the Company's revenue sources follow. No single customer accounted for as much as 10% of consolidated revenues in fiscal 2000, 1999 or 1998. Foreign revenues accounted for less than 10% of consolidated revenues in fiscal 2000, 1999 and 1998.


                Report of Independent Public Accountants

To the Board of Directors of Thomas Nelson, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Thomas Nelson, Inc. (a Tennessee corporation) and Subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended
March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thomas Nelson, Inc. and Subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Nashville, Tennessee
May 19, 2000
------------------------------------------------------------------------------
                 Other Financial Information (Unaudited)

The common stock and the Class B common stock are traded on the NYSE under
the symbols "TNM" and "TNM.B," respectively.   The following table sets
forth, for the periods indicated, the high and low closing sales prices as reported on the NYSE composite tape:

                               Common          Class B
                               Stock         Common Stock
                        ------------------------------------ Dividends Paid
                           High     Low      High     Low      Per Share
                        ------------------------------------
Fiscal 2000
-----------
 First Quarter          $11.2500 $ 9.6875  $11.2500 $ 9.2500       $.04
 Second Quarter          11.6250   9.6875   11.2500   9.7500        .04
 Third Quarter           10.3750   8.3750   10.0000   9.0000        .04
 Fourth Quarter           9.5000   7.5625    9.5625   8.2500        .04
                                                                   ----
                                                                   $.16
                                                                   ====
Fiscal 1999
-----------
 First Quarter          $14.5000 $11.8750  $16.0000 $13.1875       $.04
 Second Quarter          15.6875  11.5000   15.3750  12.5000        .04
 Third Quarter           14.0000  12.0000   14.0000  12.1250        .04
 Fourth Quarter          13.5000  10.0000   13.5000   9.2500        .04
                                                                   ----
                                                                   $.16
                                                                   ====

As of June 19, 2000, there were 952 record holders of the common stock and 613 record holders of the Class B common stock.

Declaration of dividends is within the discretion of the Board of Directors of the Company. The Board considers the payment of dividends on a quarterly basis, taking into account the Company's earnings and capital requirements, as well as financial and other conditions existing at the time. Certain covenants of the Company's Credit Agreements and Senior Notes limit the amount of cash dividends payable based on the Company's cumulative consolidated net income. See Note J of Notes to Consolidated Financial Statements.

On May 25, 2000, the Company declared a cash dividend of $0.04 per share on its common stock and Class B common stock to be paid on August 21, 2000 to shareholders of record on August 7, 2000.