Form 10-K, Exhibit 13
period 2001-03-31
NELSON THOMAS INC
filed 2001-06-29
CIK 71023

EXHIBIT 13

                            SELECTED FINANCIAL DATA




YEARS ENDED
March 31,
(Dollars in thousands,
except per share data)       2001       2000       1999      1998       1997
-------------------------------------------------------------------------------

OPERATING RESULTS (a):
Net revenues (b)          $297,965   $265,468   $270,571  $261,422   $253,419
                          ====================================================
Operating income          $ 14,751   $ 20,753   $ 20,089  $ 24,390   $ 22,268
                          ====================================================
Income from continuing
   operations             $  5,762   $ 10,929   $  8,855  $ 12,673   $  9,522
Income (loss) from
   discontinued
   operations (c)          ( 8,596)   (   988)        --        --     16,555
                          ----------------------------------------------------
Net income (loss)         $( 2,834)  $  9,941   $  8,855  $ 12,673   $ 26,077
                          ====================================================
EBITDA from continuing
   operations             $ 21,095   $ 26,957   $ 27,064  $ 33,771   $ 31,074
                          ====================================================
------------------------------------------------------------------------------
FINANCIAL POSITION:
Total assets              $295,529   $296,982   $255,330  $287,442   $301,571
Working capital            141,937    146,718    118,794   141,342    131,852
Total debt                 111,800    107,941     84,307    83,209     86,141
Shareholders' equity       127,437    131,732    125,649   156,396    146,812
Long-term debt to total
   capitalization             46.7%      45.0%      40.5%     35.3%      37.8%
------------------------------------------------------------------------------
PER SHARE DATA (a):
Income per share from
   continuing operations  $   0.40   $   0.77   $   0.58  $   0.74   $   0.56
Income (loss) per share from
   discontinued
   operations (c)          (  0.60)   (  0.07)        --        --       0.96
                          ----------------------------------------------------
Net income (loss) per
   share                  $(  0.20)  $   0.70   $   0.58  $   0.74   $   1.52
                          ====================================================
Dividends declared per
   share                  $   0.16   $   0.16   $   0.16  $   0.16   $   0.16
Book value per share          8.88       9.26       8.73      9.14       8.58
Weighted average number
  of shares outstanding
  (in thousands) (d)        14,299     14,242     15,279    17,113     17,119
------------------------------------------------------------------------------

(a) For fiscal years 2000 and 1997, operating results and per share data have been restated for discontinued operations and, for fiscal 1999, include pre-tax restructuring and other related charges of $4.7 million pertaining primarily to severance and reserves for inventory to be liquidated.
(b) For fiscal years 2000, 1999, 1998 and 1997, net revenues have been restated to reflect reclassifications of freight billed to customers from selling, general and administrative expenses to net revenues, as required by newly issued accounting standards. The increase in net revenues during fiscal 2001 was primarily attributable to the full year of operations of fiscal 2000 acquisitions.
(c) In December 2000, the Company discontinued its Ceres Candle subsidiary, and the expected loss on disposal and results of operations for this discontinued operation are included herein. On January 6, 1997, the Company consummated a transaction to sell certain assets of the music division, net of certain liabilities assumed, and the gain on disposal and results of operations for this discontinued operation are included herein.
(d) Represents basic weighted average number of shares outstanding in accordance with SFAS 128.

(/TABLE>


                 MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company's net revenues have grown in recent years as a result of increased sales in existing product lines, through the development of new product lines and through acquisitions in fiscal 2000.

     On April 23, 2001, the Company announced that it is actively exploring various strategic alternatives, including the possible merger, sale or recapitalization of its wholly owned subsidiary, The C.R. Gibson Company
("Gibson").  This division represents the Company's gift product segment.

     In December 2000, the Company discontinued its Ceres Candles and Gifts,
Inc. ("Ceres") subsidiary and has reported the results from that unit as a discontinued operation. Ceres designs and manufactures high quality candles, primarily under private labels, for the specialty and department store markets.
It was determined that the full integration of this newly acquired division was too much of a distraction from the current focus of improving the gift division's long-term profitability. The consolidated financial statements for fiscal years 2001 and 2000 reflect the results of Ceres as a discontinued operation. For fiscal year 2001, the loss from discontinued operations (net of tax), including estimated loss on disposal, was $8.6 million, compared to an operating loss of $1.0 million for fiscal 2000. The Company expects to dispose of Ceres by December 31, 2001.

     During fiscal 2000, the Company completed three business acquisitions.
On June 24, 1999, the Company acquired substantially all of the assets of Ceres LLC ("Ceres") for approximately $6.2 million, which included the assumption of certain liabilities. Ceres is headquartered in Hayward, California. On December 30, 1999, the Company acquired substantially all of the assets of Rutledge Hill Press, Inc. for approximately $4.5 million including the assumption of certain liabilities. Rutledge Hill Press is a Nashville, Tennessee-based publisher that specializes in cooking, quilting, regional interest and Civil War titles. On January 28, 2000, the Company acquired approximately 70% of the outstanding shares of New Life Treatment
Centers, Inc. ("NLTC") from a group of investors for approximately
$15.4 million in cash. NLTC, headquartered in Plano, Texas, operates two primary businesses. One, Women of Faith, hosts inspirational conferences for women at venues throughout the United States, and the other, Remuda Ranch
Center for Anorexia and Bulimia, Inc. ("Remuda Ranch"), operates therapeutic centers in Arizona for women with eating disorders. At the NLTC acquisition date, Remuda Ranch was identified as an asset held for sale. During fiscal
2001, the Company paid approximately $0.8 million in cash and issued approximately 108,000 shares of the Company's common stock to acquire an additional 10% of the outstanding shares of NLTC, and, as of March 31, 2001, accepted additional shares of NLTC in lieu of debt payments from a third party affiliate. At March 31, 2001, the Company owned approximately 95% of the outstanding shares of NLTC.

     In fiscal 1999, the Company decided to phase out Gibson's manufacturing operations and recorded a pre-tax charge for restructuring and other related costs of $4.7 million pertaining primarily to severance and reserves for inventory to be liquidated.

     The following table sets forth, for the periods indicated, certain selected statement of operations data of the Company expressed as a percentage of net revenues and the percentage change in dollars of such data from the prior fiscal year.




                                                          Fiscal Year-to-Year
                              Years Ended March 31,       Increase (Decrease)
                     ----------------------------------------------------------
                       2001       2000       1999    2000 to 2001  1999 to 2000
                     ----------------------------------------------------------
                        (%)        (%)        (%)        (%)           (%)
Net revenues:
  Publishing           71.9       68.6       64.3       17.7           4.7
  Gift                 28.1       31.4       35.7        0.4         (13.7)
                     ----------------------------------------------------------
   Total net revenues 100.0      100.0      100.0       12.2         ( 1.9)

Expenses:
  Cost of goods sold   61.9       59.4       57.9       16.9           0.5
  Selling, general and
    administrative
    expenses           31.0       30.6       31.4       13.8         ( 4.5)
  Depreciation and
    amortization        2.2        2.2        2.6       10.6         (13.6)
  Restructuring
    charges              --         --        0.7         --            --
                     ----------------------------------------------------------
   Total expenses      95.1       92.2       92.6       15.7         ( 2.3)
                     ----------------------------------------------------------
Operating income        5.0        7.8        7.4     ( 28.9)          3.3
                     ==========================================================
Net income from
  continuing
  operations            1.9        4.1        3.3     ( 47.3)         23.4
                     ==========================================================
Net loss from
  discontinued
  operations           (2.9)      (0.4)        --         --            --
                     ==========================================================
Net income (loss)      (1.0)       3.7        3.3     (128.5)         12.3
                     ==========================================================



	The Company's net revenues fluctuate seasonally, with revenues in the first quarter historically being less than the remaining quarters of the year. Seasonality is also the result of increased consumer purchases of the Company's products during the traditional calendar year-end holidays. Due to this seasonality, the Company has historically incurred a loss or recognized only a small profit during the first quarter of each fiscal year. In addition, the Company's quarterly operating results may fluctuate significantly due to new product introductions, the timing of selling and marketing expenses and changes in sales and product mixes. In fiscal 2001 and 2000, timing of new product releases and acquisitions caused an atypical pattern of revenue results by quarter, which is not expected to be repeated in the foreseeable future.

	The following discussion includes certain forward-looking statements. Actual results could differ materially from those in the forward-looking statements, and a number of factors may affect future results, liquidity and capital resources. These factors include, but are not limited to, softness in the general retail environment, the timing of products being introduced to the market, the level of product returns experienced by the operating divisions, the level of margins achievable in the marketplace, the ability to minimize operating expenses and the ability of the Company to dispose of its Ceres operations and other assets held for sale on favorable terms and in a timely manner. Future revenue and margin trends cannot be reliably predicted and may cause the Company to adjust its business strategy during the 2002 fiscal year. The Company disclaims any intent or obligation to update forward-looking statements.


RESULTS OF OPERATIONS

Fiscal 2001 compared to Fiscal 2000.

     Net revenues in fiscal 2001 increased $32.5 million, or 12.2%, over fiscal 2000. Net revenues from publishing products increased from fiscal 2000 to fiscal 2001 by $32.1 million, or 17.7%, primarily due to the full year of operations of fiscal 2000 acquisitions, Women of Faith and Rutledge Hill Press, which accounted for approximately $25 million of the increase, as well as modest growth in core book and Bible product lines. Net revenues for fiscal 2001 from gift products were essentially flat compared to fiscal 2000, as declines in revenues from independent specialty stores were offset by increased revenues from national accounts and mass market customers. Price increases did not have a material effect on net revenues of either division.

     The Company's cost of goods sold for fiscal 2001 increased $26.7 million, or 16.9%, and, as a percentage of net revenues, increased from 59.4% to 61.9%. The increase in cost of goods sold as a percentage of net revenues resulted primarily from poor recoveries from excess and obsolete inventories that were sold by the gift division and issues related to royalty advance recovery from certain publishing products. Gift inventory increased significantly in the first quarter. This, coupled with warehouse capacity limitations, led to the decision to aggressively liquidate significant quantities of gift inventory, which resulted in an adverse impact on margins.

     Selling, general and administrative expenses for fiscal 2001 increased $11.2 million, or 13.8%, over the comparable period in fiscal 2000, primarily due to payroll and conference related expenses from a full year's operations of fiscal 2000 acquisitions. These expenses, expressed as a percentage of net revenues, were comparable from fiscal 2000 to fiscal 2001.

     Depreciation and amortization for fiscal 2001 increased $0.3 million, or 5.6%, from fiscal 2000. This increase is directly attributable to amortization of goodwill and other intangible assets that resulted from fiscal 2000 acquisitions.

     Interest expense increased $0.3 million, or 6%, for fiscal 2001. The increase in interest expense is related to incremental debt incurred as a result of fiscal 2000 acquisitions, partially offset by the effect of reductions in interest rates.

     The Company's effective tax rate in fiscal 2001 was 36.5%, compared to 32.5% in fiscal 2000. The favorable tax rate in fiscal 2000 resulted from a permanent tax benefit relating to the closure of a foreign subsidiary in the fourth quarter of fiscal 2000, with no corresponding tax benefit available in 2001.

     The Company earned income from continuing operations of $5.8 million for fiscal 2001, compared to $10.9 million for fiscal 2000. The decline in income from continuing operations from the previous year is primarily due to the poor performance of the gift division. Results reflected a net loss of $2.8 million for fiscal 2001, resulting from a loss of $8.6 million from Ceres discontinued operations.


Fiscal 2000 compared to Fiscal 1999.

     Net revenues in fiscal 2000 decreased $5.1 million, or 1.9%, over fiscal 1999. Net revenues from publishing products increased from fiscal 1999 to fiscal 2000 by $8.1 million, or 4.7%, primarily due to favorable acceptance of new product offerings and the effect of fiscal 2000 acquisitions, offset partially by an increased level of product returns. Net revenues from gift products decreased by $13.2 million, or 13.7%, primarily due to the restructuring of the division. Price increases did not have a material effect on net revenues.

     The Company's cost of goods sold for fiscal 2000 increased $0.8 million, or 0.5%, and, as a percentage of net revenues, increased from 57.9% to 59.4%. The increase in cost of goods sold as a percentage of net revenues resulted primarily from an aggressive attempt to sell returned books and increased competitive activity in certain markets, as well as additional one-time costs relating to outsourcing gift product manufacturing.

     Selling, general and administrative expenses for fiscal 2000 decreased $3.8 million, or 4.5%, over the comparable period in fiscal 1999. These expenses, expressed as a percentage of net revenues, decreased from 31.4% for fiscal 1999 to 30.6% for fiscal 2000, primarily as a result of the gift division restructuring.

     Depreciation and amortization for fiscal 2000 decreased by $0.9 million, or 13.6% from fiscal 1999. This decrease is directly attributable to the discontinuance of recording depreciation expense on assets held for sale as a result of the gift division restructuring, partially offset by amortization of goodwill related to fiscal 2000 acquisitions.

     Interest expense decreased by $0.7 million, or 11.4%, for fiscal 2000. The reduction in interest expense compared to the prior year was primarily related to the Company incurring approximately $0.3 million in premium charges in the prior fiscal year relating to the redemption of $39.9 million of Convertible Subordinated Notes.

      The Company's effective tax rate in fiscal 2000 was 32.5% compared to 36.5% for fiscal 1999. This decrease is due to a permanent tax benefit received in the fourth quarter relating to the closure of a foreign subsidiary.

     The Company earned income from continuing operations of $10.9 million for fiscal 2000, compared to $8.9 million for fiscal 1999. Net income for fiscal 2000 was $9.9 million, net of a $1.0 million loss from Ceres discontinued operations.


LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 2001, the Company had $2.1 million in cash and cash equivalents. The primary sources of liquidity to meet the Company's future obligations and working capital needs are cash generated from operations and borrowings available under bank credit facilities. At March 31, 2001, the Company had working capital of $141.9 million. Under its two bank credit facilities, at March 31, 2001, the Company had $93.1 million of borrowings outstanding, and $16.9 million available for borrowing, compared to $84.5 million in borrowings outstanding and $25.5 million available for borrowing at March 31, 2000.

     Net cash used in operating activities was $5.3 million, $0.1 million and $0.5 million in fiscal 2001, 2000 and 1999, respectively. The cash used in operations during fiscal 2001 was principally attributable to a decline in income from continuing operations, an increase in core Bible inventory and cash used in discontinued operations. The cash used in operations during fiscal 2000 was principally attributable to cash used in discontinued operations and approximately a $4 million increase in gift inventories to allow for longer lead times resulting from outsourcing the manufacturing operations. The cash used in operating activities during fiscal 1999 was primarily attributable to an increase in accounts receivable. Accounts receivable increased by $11.9 million during fiscal 1999, due, in part, to a shift from selling directly to one major mass merchandiser account to distributors with longer payment terms, who service the account.

     During fiscal 2001, capital expenditures totaled approximately
$2.7 million. The capital expenditures were primarily for computer and warehousing equipment. In fiscal 2002, the Company anticipates capital expenditures of approximately $2.1 million, consisting primarily of additional computer and warehousing equipment.

     During fiscal 2000, the Company paid approximately $23.8 million in cash, primarily funded from existing credit agreements, and assumed certain liabilities to acquire three businesses. During fiscal 2001, the Company paid approximately $0.8 million in cash and issued approximately 108,000 shares of common stock to acquire additional minority shares of a majority-owned subsidiary.

     The Company's bank credit facilities are unsecured and consist of a $100 million credit facility and a $10 million credit facility (collectively, the "Credit Agreements"). The $100 million credit facility bears interest at either the prime rate or, at the Company's option, the London Interbank Offered Rate ("LIBOR") plus a percentage, subject to adjustment based on certain financial ratios. The $100 million credit facility was amended on November 30, 1998, to increase the aggregate amount available for borrowing from $75 million to $100 million and to extend the maturity from December 13, 2002 to December 13, 2005. On June 29, 2001, the $100 million Credit Facility was amended to approve certain asset sales, amend certain financial covenants, adjust the interest rate structure and to change the maturity date to April 1, 2003. The $10 million Credit Facility bears interest at LIBOR plus a percentage, subject to adjustment based on certain financial ratios, and matures on July 31, 2002. Due to the seasonality of the Company's business, borrowings under the Credit Agreements typically peak during the third quarter of each fiscal year.

     The Company has outstanding $14.4 million of senior notes ("Senior Notes"), which are unsecured. The Senior Notes bear interest at rates from 6.68% to 8.31% and are due through fiscal 2006.

     Under the terms of the Credit Agreements and Senior Notes, the Company has agreed to limit the payment of dividends and to maintain certain interest coverage and debt-to-total-capital ratios, which are similarly calculated for each debt agreement. At March 31, 2001, the Company was in compliance with all covenants of these debt agreements. The Company expects to be in compliance with all of its covenants for each quarter of fiscal 2002, although no assurance can be given that such compliance will be maintained.

     Management believes cash generated by operations and borrowings available under the Credit Agreements will be sufficient to fund anticipated working capital and capital expenditure requirements for existing operations through fiscal 2002. Management expects to generate cash from the sale of Remuda Ranch assets held for sale during fiscal 2002. The net proceeds from this sale are expected to be used to pay down existing debt.

     On June 10, 1998, the Company announced its intention to repurchase up to three million shares of common stock and/or Class B common stock from time to time in the open market or through privately negotiated transactions. At March 31, 2001 the Company had repurchased approximately 2.9 million shares of common stock at an aggregate cost to the Company of $39.2 million.

     The Company has declared and paid a discretionary dividend of four cents per share every quarter during fiscal 2001, 2000 and 1999. The Board of Directors, at its quarterly meetings, approves and declares the amount and timing of the discretionary dividends, if any.

     The Company gives no assurances as to whether a transaction may occur with respect to its analysis of strategic alternatives relating to its gift operations, including the possible sale, merger or spin-off of Gibson. If a transaction were to occur, it could have a significant impact on the Company's liquidity and capital structure. However, the Company believes that, if such a transaction were to occur, it would not have a material adverse effect on the Company or its ability to continue normal operations.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is subject to market risk from exposure to changes in interest rates based on its financing, investing and cash management activities. The exposure relates primarily to the Credit Agreements. In the event that interest rates associated with these Credit Agreements were to increase 100 basis points, the impact would be to reduce future cash flows by approximately $0.9 million, assuming current debt levels are maintained.




                   THOMAS NELSON, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF OPERATIONS
               (Dollars in thousands, except per share data)


                                                 Years Ended March 31,
                                       ---------------------------------------
                                             2001        2000        1999
                                       ---------------------------------------
NET REVENUES                              $297,965    $265,468    $270,571

COSTS AND EXPENSES:
   Cost of goods sold                      184,336     157,623     156,784
   Selling, general and administrative      92,570      81,118      84,916
   Depreciation and amortization             6,308       5,974       6,916
   Restructuring charge                         --          --       1,866
                                       ---------------------------------------
     Total costs and expenses              283,214     244,715     250,482
                                       ---------------------------------------

OPERATING INCOME                            14,751      20,753      20,089

Other income                                    36         230          59
Interest expense                            (5,818)     (5,490)     (6,193)
                                       ---------------------------------------
Income from continuing operations
   before income taxes                       8,969      15,493      13,955
Provision for income taxes                   3,207       4,564       5,100
                                       ---------------------------------------

Income from continuing operations            5,762      10,929       8,855


Discontinued operations:
  Operating loss, net of applicable tax
    benefit of $766 and expense of $221,
    respectively                            (1,332)       (988)         --
  Loss on disposal, net of applicable tax
    benefit of $4,175                       (7,264)         --          --
                                       ---------------------------------------
Total discontinued operations               (8,596)       (988)         --
                                       ---------------------------------------

Net income (loss)                         $ (2,834)   $  9,941    $  8,855
                                       =======================================

Weighted average number of shares
  outstanding:

     Basic                                  14,299      14,242      15,279
                                      =======================================
     Diluted                                14,535      14,244      17,929
                                      =======================================
NET INCOME (LOSS) PER SHARE:
     Basic:
      Income from continuing operations   $   0.40    $   0.77    $   0.58
      Loss from discontinued operations   $  (0.60)   $  (0.07)         --
                                      ---------------------------------------
        Net income (loss) per share       $  (0.20)   $   0.70    $   0.58
                                      =======================================
     Diluted:
      Income from continuing operations   $   0.40    $   0.77    $   0.58
      Loss from discontinued operations   $  (0.60)   $  (0.07)         --
                                      ---------------------------------------
        Net income (loss) per share       $  (0.20)   $   0.70    $  0.58
                                      =======================================

See Notes to Consolidated Financial Statements



                    THOMAS NELSON, INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                (Dollars in thousands, except per share data)

                                                 March 31,
                                       -----------------------------
                                             2001          2000
                                       -----------------------------
ASSETS
  Current assets:
     Cash and cash equivalents            $  2,141       $    803
     Accounts receivable, less
       allowances of $6,663 and
       $6,795, respectively                 80,576         78,132
     Inventories                            78,751         72,972
     Prepaid expenses                       15,271         13,532
     Assets held for sale                   10,000         22,168
     Deferred tax assets                    13,510          9,679
     Net assets of discontinued
       operations                               --         10,247
                                        -----------------------------
   Total current assets                    200,249        207,533

   Property, plant and equipment, net       17,966         16,023
   Other assets                              7,790          8,912
   Deferred charges                            973            959
   Goodwill, less accumulated
     amortization of $9,898 and
     $7,888, respectively                   68,551         63,555
                                       -----------------------------
TOTAL ASSETS                              $295,529       $296,982
                                       =============================

LIABILITIES AND SHAREHOLDERS' EQUITY

  Current liabilities:
     Accounts payable                     $ 26,437       $ 26,786
     Accrued expenses                       13,844         15,468
     Deferred revenue                        9,084          6,553
     Dividends payable                         574            569
     Income taxes currently payable          3,171          3,851
     Current portion of long-term debt       5,202          7,588
                                       -----------------------------
   Total current liabilities                58,312         60,815

   Long-term debt                          106,598        100,353
   Deferred tax liabilities                  1,866          2,606
   Other liabilities                         1,316          1,476

   Shareholders' equity:
     Preferred stock, $1.00 par value,
       authorized 1,000,000 shares;
       none issued                              --             --
     Common stock, $1.00 par value,
       authorized 20,000,000 shares;
       issued 13,282,327 and 13,144,776
       shares, respectively                 13,282         13,145
     Class B common stock, $1.00 par
       value, authorized 5,000,000
       shares; issued 1,060,901 and
       1,085,819 shares, respectively        1,061          1,086
     Additional paid-in capital             43,845         43,126
     Retained earnings                      69,249         74,375
                                       -----------------------------
  Total shareholders' equity               127,437        131,732
                                       -----------------------------
TOTAL LIABILITIES AND SHAREHOLDERS'
     EQUITY                               $295,529       $296,982
                                       =============================
See Notes to Consolidated Financial Statements



                      THOMAS NELSON, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  (Dollars in thousands, except per share data)


                                      Class B  Additional
                             Common   Common     Paid-In    Retained
                             Stock    Stock      Capital    Earnings    Total
                          ------------------------------------------------------
Balance at April 1, 1998    $16,003   $1,112     $79,057    $60,224    $156,396
Net income                                                    8,855       8,855
Class B stock converted
   to common                      8       (8)                                --
Common stock issued:
  Option plans --
    14,449 common shares         15                  239                    254
  Convertible notes
    converted --
    1,470 common shares           1                   24                     25
Common stock repurchased --
    2,741,911 common shares  (2,742)             (34,803)               (37,545)
Dividends declared --
    $0.16 per share                                          (2,358)     (2,358)
Incentive plan stock
    awards -- 1,635 common
    shares                        2                   20                     22
                          ------------------------------------------------------
Balance at March 31, 1999   $13,287   $1,104     $44,537    $66,721    $125,649
                          ======================================================
Net income                                                    9,941       9,941
Class B stock converted
    to common                    18      (18)                                --
Common stock issued:
  Option plans --
    3,132 common shares           3                   57                     60
Common stock repurchased --
    165,400 common shares      (165)              (1,483)                (1,648)
Dividends declared --
    $0.16 per share                                          (2,287)     (2,287)
Incentive plan stock
    awards -- 1,635 common
    shares                        2                   15                     17
                          ------------------------------------------------------
Balance at March 31, 2000   $13,145   $1,086     $43,126    $74,375    $131,732
                          ======================================================
Net loss                                                     (2,834)     (2,834)
Class B stock converted
    to common                    25      (25)                                --
Common stock issued:
  Acquisition of additional
    minority interest of
    consolidated subsidiary     108                  652                    760
  Option plans --
    2,424 common shares           2                   58                     60
Dividends declared --
    $0.16 per share                                          (2,292)     (2,292)
Incentive plan stock
    awards -- 1,635 common
    shares                        2                    9                     11
                          ------------------------------------------------------
Balance at March 31, 2001   $13,282   $1,061     $43,845    $69,249    $127,437
                          ======================================================

See Notes to Consolidated Financial Statements




                    THOMAS NELSON, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (Dollars in thousands)
                                                     Years ended March 31,
                                               --------------------------------
                                                   2001      2000      1999
                                               --------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income from continuing operations              $ 5,762  $ 10,929  $  8,855
  Adjustments to reconcile income to
    net cash provided by (used in)
    operating activities:
      Depreciation and amortization                6,308     5,974     6,916
      Deferred income taxes                       (4,571)   (1,803)   (2,371)
      Gain on sale of fixed assets and
        assets held for sale                          --      (240)       --
  Changes in assets and liabilities, net of
    acquisitions and disposals:
      Accounts receivable, net                    (2,444)    1,026   (11,883)
      Inventories                                 (5,779)   (4,578)    4,785
      Prepaid expenses                            (1,739)     (588)   (4,479)
      Accounts payable and accrued expenses       (1,973)    2,810     1,684
      Deferred revenue                             2,531    (3,820)       --
      Income taxes currently payable                (680)    1,058    (1,493)
                                               --------------------------------
Net cash provided by (used in) continuing
  operations                                      (2,585)   10,768     2,014
                                               --------------------------------
Net cash used in discontinued operations          (2,725)  (10,871)   (2,492)
                                               --------------------------------
Net cash provided by (used in) operating
  activities                                      (5,310)     (103)     (478)
                                               --------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                            (2,721)   (2,517)   (4,173)
  Proceeds from sales of property, plant
    and equipment and assets held for sale         8,876     1,857     5,346
  Purchase of net assets of acquired
    companies - net of cash received                (760)  (18,215)       --
  Changes in other assets and deferred charges      (161)     (585)      (65)
                                               --------------------------------
Net cash provided by (used in) investing
    activities                                     5,234   (19,460)    1,108
                                               --------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under credit agreements               8,560    33,084    59,800
  Payments under capital lease obligations            --       (80)     (246)
  Payments on long-term debt                      (4,701)   (9,440)  (58,702)
  Dividends paid                                  (2,287)   (2,279)   (2,467)
  Changes in other liabilities                      (160)       43      (853)
  Proceeds from issuance of common stock               2        77       279
  Common stock purchased and retired                  --    (1,648)  (37,545)
                                               --------------------------------
Net cash provided by (used in) financing
  activities                                       1,414    19,757   (39,734)
                                               --------------------------------
Net increase (decrease) in cash and cash
  equivalents                                      1,338       194   (39,104)
Cash and cash equivalents at beginning of year       803       609    39,713
                                               --------------------------------
Cash and cash equivalents at end of year          $2,141   $   803   $   609
                                               ================================
Supplemental disclosures of noncash
  investing and financing activities:
    Dividends accrued and unpaid                  $  574   $   569   $   576
    Acquisition of additional minority
      interest of consolidated subsidiary         $  760   $    --   $    --

See Notes to Consolidated Financial Statements



                    Thomas Nelson, Inc. and Subsidiaries
                 Notes to Consolidated Financial Statements


NOTE A - DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES

DESCRIPTION OF THE BUSINESS: Thomas Nelson, Inc. (a Tennessee corporation) and subsidiaries (the "Company"), is a publisher, producer and distributor of Bibles and books emphasizing Christian, inspirational and family value themes, as well as a host of inspirational seminars for women. The Company also designs and markets a broad line of gift and stationery products. The principal markets for the Company's products are Christian bookstores, general bookstores, mass merchandisers, gift stores and direct marketing to consumers in English-speakingcountries.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements consist of the accounts of the Company including its subsidiaries, Worthy, Incorporated (formerly Word, Incorporated), The C.R. Gibson Company ("Gibson") and New Life Treatment Centers, Inc. ("NLTC"). All intercompany transactions and balances have been eliminated. NLTC has minority shareholders that own approximately 5% of the outstanding equity shares of NLTC at March 31, 2001. Minority interest, where material, will be presented as a reduction of net income
  (loss) on the consolidated statements of operations and as a separate caption between liabilities and shareholders' equity on the consolidated balance sheets. At the time of acquisition, NLTC had a net deficit in shareholders' equity, and post-acquisition operations, excluding Remuda
  Ranch, were approximately breakeven for fiscal 2001 and 2000.

REVENUE RECOGNITION: Revenue from publishing and gift product sales is recognized upon shipment to the customer. Provision is made for the estimated effect sales returns where return privileges exist. Returns of
  products from   customers are accepted in accordance with standard industry practice. The full amount of the returns allowance (estimated returns to be received net of inventory and royalty costs) is shown, along with the allowance for doubtful accounts, as a reduction of accounts receivable in the accompanying consolidated financial statements. Revenue for seminars is
  recognized as the   seminars take place.  Deferred revenue relating to cash
  received in advance   of seminars is included in the accompanying
  consolidated financial statements as deferred revenue.

  Effective October 1, 2000, the Company adopted the provisions of the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements", as amended, and certain related authoritative literature. SAB 101 summarizes certain of the Staff's views in applying generally accepted accounting principles to revenue recognition. Accordingly, the Company classified certain amounts as revenues that historically, in accordance with industry practice, were reported as a reduction to cost of sales. To comply with the new requirements, the Company reclassified $8.6 million and $6.3 million from cost of sales to revenues for the fiscal years ended March 31, 2000 and 1999, respectively.

  Effective January 1, 2001, the Emerging Issue Task Force of the Financial Accounting Standards Board ("FASB") issued Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs" ("EITF 00-10"). ETIF 00-10 addresses the income statement classification of shipping and handling fees both billed and incurred by entities. The Company adopted EITF 00-10 effective
  October 1, 2000. This pronouncement had no impact on the Company's operating income, but did require reclassifications of freight expense from selling, general and administrative expenses to net revenues for amounts billed to customers and to cost of goods sold for the cost of freight. To comply with the new requirements, the Company reclassified $5.0 million and $5.7 million from selling, general and administrative expenses to cost of goods sold, representing net freight expense, and $2.4 million and $2.6 million from cost of goods sold to net revenues, representing freight billed to customers, for fiscal years 2000 and 1999, respectively.

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

DEFERRED CHARGES: Deferred charges consist primarily of loan issuance costs which are being amortized over the average life of the related debt and publication costs that are expected to be of significant benefit to future periods and other deferred charges, all of which are amortized over periods not greater than 60 months.

OTHER ASSETS: Other assets consist primarily of prepaid royalty costs for works and projects which are not expected to be released within the next fiscal year.

STOCK-BASED COMPENSATION:  Statement of Financial Accounting Standards ("SFAS")
  No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), and related Interpretations. Under APB Opinion No. 25, no compensation cost related to employee stock options has been recognized because all options are issued with exercise prices equal to or greater than the fair market value at the date of grant. See Note L for further discussion.

INCOME TAXES: Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes are provided for temporary differences between the financial statement and income tax bases of assets and liabilities.

COMPUTATION OF NET INCOME (LOSS) PER SHARE: Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common and Class B common shares outstanding during the year. Diluted earnings per share reflects the dilutive effect of stock options outstanding during the period and common shares contingently issuable upon conversion of convertible debt securities in periods in which such exercise would cause dilution and the effect on net income of converting the debt securities. These convertible debt securities were fully redeemed by March 1, 1999, and are excluded from all calculations from that date forward.

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

NEWLY ISSUED ACCOUNTING STANDARDS:  In June 1998, the FASB issued SFAS No. 133,
  "Accounting for Derivative Instruments and Hedging Activities", effective, as amended, for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires all derivatives to be recognized in the statement of financial position and to be measured at fair value. The Company anticipates adopting the provisions of SFAS No. 133 effective
  April 1, 2001 and does not expect that it will have a material impact on the Company's financial statements.

RECLASSIFICATIONS: Certain reclassifications of prior period amounts have been made to conform to the current year's presentation.


NOTE B - ACQUISITIONS

On June 24, 1999, the Company acquired substantially all of the assets of Ceres LLC ("Ceres") for approximately $6.2 million, which included the assumption of certain liabilities. Ceres manufactures and markets high quality candles, primarily under private labels for the specialty and department store markets, and is headquartered in Hayward, California. The purchase price was allocated to the net assets acquired based on their estimated fair values, including identified intangible assets related to trademarks and customer lists in the amount of approximately $1 million. After final purchase price allocations during fiscal 2001, the excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $7.2 million and is being amortized on a straight-line basis over 40 years. Trademarks and customer lists are being amortized over 5 years.

In December 2000, the Company discontinued Ceres and has reclassified its results as a discontinued operation. It was determined that the full integration of this newly acquired division was too much of a distraction from the current focus of improving the gift division's long-term profitability. The accompanying consolidated financial statements for fiscal years 2001 and 2000 reflect the results of Ceres as a discontinued operation. (See Note Q).

On December 30, 1999, the Company acquired substantially all of the assets of Rutledge Hill Press, Inc. for approximately $4.5 million including the assumption of certain liabilities. Rutledge Hill Press is a Nashville, Tennessee-based publisher that specializes in cooking, quilting, regional interest and Civil War titles. The purchase price was allocated to the net assets acquired based on their estimated fair values, including identified intangible assets related to trademarks and customer lists in the amount of approximately $0.1 million. After final purchase price allocations during fiscal 2001, the excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $0.9 million and is being amortized on a straight-line basis over 40 years. Trademarks and customer lists are being amortized over 5 years.

On January 28, 2000, the Company acquired approximately 70% of the outstanding shares of NLTC from a group of investors for approximately $15.4 million in cash. NLTC, headquartered in Plano, Texas, operates two primary businesses. One, Women of Faith, hosts inspirational conferences for women at venues throughout the United States, and the other, Remuda Ranch Center for Anorexia and Bulimia, Inc. ("Remuda Ranch"), operates therapeutic centers in Arizona for women with eating disorders. During fiscal 2001, the Company paid approximately $0.8 million in cash and issued approximately 108,000 shares of the Company's common stock to acquire an additional 10% of the outstanding minority shares of NLTC, and, as of March 31, 2001, accepted additional minority shares of NLTC, representing 15% of the outstanding minority shares of NLTC, in lieu of notes receivable from a third party affiliate. At
March 31, 2001, the Company owns approximately 95% of the outstanding shares of NLTC. The 2001 acquisition of the additional minority interest representing 25% of the outstanding shares of NLTC resulted in additional goodwill of approximately $3.7 million.

At the date of acquisition, the Company declared its intent to sell Remuda Ranch. Accordingly, the accompanying consolidated financial statements reflect Remuda Ranch as an asset held for sale, and the Remuda Ranch operations have been excluded from the accompanying consolidated statements of operations
(see Note F) in accordance with Emerging Issue Task Force Issue No. 87-11, "Allocation of Purchase Price to Assets to Be Sold," ("EITF 87-11"). The purchase price for NLTC was allocated to the net assets acquired based on their estimated fair values, including identified intangible assets related to trademarks and customer lists in the amount of $1 million. After final purchase price allocations during fiscal 2001, the excess of the purchase over the fair value of the net assets acquired (goodwill) was approximately $16.3 million and is being amortized on a straight-line basis over 25 years. Trademarks and customer lists are being amortized over 5 years.

The fiscal 2000 acquisitions described above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of operations do not include any revenues or expenses related to these acquisitions prior to the respective closing dates. The cash portions of these acquisitions were financed through borrowings from the Company's Credit Agreements (See Note J). Following are the Company's unaudited pro forma results for fiscal years 2000 and 1999, assuming the acquisitions, other than Ceres (see Note Q), occurred on April 1, 1998
(in thousands):

                                                2000         1999
                                              --------     --------
          Net Revenues                        $293,199     $298,528
          Net Income                            10,045        8,411
          Earnings Per Share                      0.71         0.55


These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations, which would have actually resulted had the combinations been in effect on April 1, 1998, or of future results of operations.


NOTE C - RESTRUCTURING CHARGE

During fiscal 1999, the Company recorded a restructuring charge, including related asset write-downs of $4.7 million ($3 million or $0.19 per basic share, after-tax). The restructuring initiatives involved the Company's gift manufacturing operations located in Connecticut and included two plant closings and reduction of certain administrative functions. During fiscal 1999, management decided to cease all manufacturing activities in Connecticut. The restructuring resulted in reductions of approximately 300 employees. The products formerly produced at these manufacturing facilities have continued to be designed and distributed by the Company, but are now being manufactured by outside vendors. This restructuring charge was recorded in the accompanying 1999 consolidated statements of operations as cost of goods sold ($2.8 million) and operating expenses ($1.9 million). The remaining liability as of March 31, 1999 ($3.1 million) was recorded in the accompanying consolidated balance sheets as accrued expenses. The restructuring liability was fully utilized during fiscal 2000, and the restructuring is now complete. The restructuring charge and its utilization are summarized as follows
(in thousands):

                      1999      1999 Utilized                2000
                    Original ------------------  Balance   Utilized    Balance
                    Accrual    Cash    Noncash   at 1999     Cash        2001
                    -----------------------------------------------------------
Employee severance
   and termination  $ 2,777  $   727   $   --     $2,050   $(2,050)     $   --
Gain on sale of
   long-lived assets (1,928)  (1,928)      --         --        --          --
Other facility
   shutdown costs     1,017       --       --      1,017    (1,017)         --
                    -----------------------------------------------------------
Operating expenses    1,866   (1,201)      --      3,067    (3,067)
Inventory write-down  2,800       --    2,800         --        --          --
                    -----------------------------------------------------------
    Total charge     $4,666  $(1,201)  $2,800     $3,067   $(3,067)     $   --
                    ===========================================================


For plants and buildings that were closed, the tangible assets have been recorded at the lesser of their net book value or their estimated fair value, less cost of disposal. The remaining assets relating to the restructuring are reflected as assets held for sale in the accompanying consolidated balance sheets at March 31, 2000 (see Note F). These assets were sold during fiscal 2001 for a nominal gain.

NOTE D - INVENTORIES

Inventories consisted of the following at March 31 (in thousands):


                                            2001       2000
                                          -------------------
      Finished goods                       $73,110    $66,239
      Work in process and raw materials      5,641      6,733
                                          -------------------
                                           $78,751    $72,972
                                          ===================


NOTE E - PREPAID EXPENSES

Prepaid expenses consisted of the following at March 31 (in thousands):


                                           2001       2000
                                          -------------------
      Royalties                            $12,120   $10,042
      Prepaid production costs                 919     1,552
      Other                                  2,232     1,938
                                          -------------------
                                           $15,271   $13,532
                                          ===================


NOTE F - ASSETS HELD FOR SALE

Assets held for sale at March 31, 2001 include Remuda Ranch (see Note B), which the Company expects to sell by July 31, 2001. In accordance with EITF
No. 87-11, during 2001 (the "holding period"), cash flows from operations, interest on incremental debt and the estimated proceeds from the sale were considered in the allocation of the purchase price to the net assets of Remuda Ranch. Accordingly, during 2001, the Company reallocated approximately
$3.0 million to goodwill from Remuda Ranch's original purchase price allocation, based on the current estimated sales proceeds. During 2001, Remuda Ranch had pre-tax income of $0.6 million, including interest allocations of $1.3 million, which have been excluded from the accompanying consolidated statements of operations.

At March 31, 2001, the Company determined the holding period had expired, in accordance with EITF No. 87-11. As a result, the Company will apply the provisions of EITF No. 90-06, "Accounting for Certain Events not Addressed in Issue No. 87-11 Related to an Acquired Operating Unit to be Sold", until Remuda Ranch is sold. Accordingly, effective April 1, 2001, Remuda Ranch will be reflected as a discontinued operation in the Company's consolidated financial statements and any changes in the estimated net realizable value of Remuda Ranch's net assets or difference in carrying value and actual amounts received will be reported as a gain/loss from discontinued operations.

Assets held for sale at March 31, 2000 included land and buildings previously used in the gift division manufacturing operations (see Note C), which were sold during 2001 for a nominal gain.


NOTE G - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at March 31 (in thousands):


                                           2001       2000
                                         -------------------
      Land                               $  1,508  $  1,358
      Buildings                            12,758    12,154
      Machinery and equipment              17,225    18,756
      Furniture and fixtures                7,151     6,044
      Other                                 2,558     1,356
                                         -------------------
                                           41,200    39,668
Less allowance for depreciation and
   amortization                           (23,234)  (23,645)
                                         -------------------
                                         $ 17,966  $ 16,023
                                         ===================


NOTE H - OTHER ASSETS

Other assets consisted of the following at March 31 (in thousands):


                                           2001      2000
                                         -------------------
      Prepaid royalties                   $2,473    $3,313
      Cash surrender value of life
         insurance policies                1,539     1,429
      Intangible assets, net               1,086     1,950
      Other                                2,692     2,220
                                         -------------------
                                          $7,790    $8,912
                                         ===================


NOTE I - ACCRUED EXPENSES

Accrued expenses consisted of the following at March 31 (in thousands):

                                           2001       2000
                                         -------------------
      Accrued royalties                   $ 5,848   $ 4,013
      Accrued payroll                         667     3,107
      Accrued commissions                     707       937
      Accrued interest                      1,118     1,039
      Accrued sales and property tax          176        67
      Net liability of music business
         discontinued operation             1,965     2,424
      Accrued group insurance                 651       631
      Other                                 2,712     3,250
                                         -------------------
                                          $13,844   $15,468
                                         ===================

Cash payments for interest were $7.9 million in 2001, $6.2 million in 2000 and $7.5 million in 1999.


NOTE J - LONG-TERM DEBT

Long-term debt consisted of the following at March 31 (in thousands):


                                           2001          2000
                                         -----------------------
      Credit Agreements                  $  93,050    $  84,500
      Industrial Revenue Bonds               1,126        1,325
      Loan Agreement                           333        1,000
      Senior Notes                          14,391       17,422
      Other                                  2,900        3,694
                                         -----------------------
                                           111,800      107,941
      Less current portion                (  5,202)    (  7,588)
                                         -----------------------
                                         $ 106,598     $100,353
                                         =======================

     The Company has Credit Agreements with borrowing limits totaling
$110 million as of March 31, 2001. On November 30, 1998, the primary credit facility ("Credit Facility") was amended to increase the aggregate amount available for borrowing from $75 million to $100 million and to extend the maturity from December 13, 2002 to December 13, 2005. The Credit Facility bears interest at either the lender's prime rate or, at the Company's option, the LIBOR plus a percentage, based on certain financial ratios. The average interest rate for the Credit Facility was approximately 6.3% at March 31, 2001. The Credit Facility is guaranteed by all of the Company's material subsidiaries and the Company has agreed, among other things, to limit the payment of cumulative cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. The maximum dividends, which the Company may pay for fiscal 2002 are $16.3 million. Additionally, the Company has a $10 million credit facility, which matures July 31, 2002, and bears interest at LIBOR plus a percentage, for a total rate of 6.5% at March 31, 2001. At March 31, 2001, the Company was in compliance with all covenants of the Credit Agreements. At March 31, 2001, the Company had $16.9 million available for borrowing under its Credit Agreements.

     On June 29, 2001, the $100 million Credit Facility was amended to approve certain asset sales, amend certain financial covenants, adjust the interest rate structure and to change the maturity date to April 1, 2003.

     The Company has outstanding Industrial Revenue Bonds, which bear interest at rates from 7.35% to 8.1% and are due through 2005. At March 31, 2001, the Industrial Revenue Bonds were secured by property, plant and equipment with a net book value of approximately $1.3 million.

     The Company has outstanding $14.4 million of Senior Notes, which bear interest at rates from 6.68% to 8.31% and are due through fiscal 2006. Under the terms of the Senior Notes, the Company has agreed, among other things, to limit the payment of cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. The maximum dividends which the Company may pay for fiscal 2002 are $16.3 million. At March 31, 2001, the Company was in compliance with all covenants of the Senior Notes.

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

Maturities of long-term debt for the years ending March 31 are as follows (in thousands):


                            2002                $  5,202
                            2003                   3,988
                            2004                  96,982
                            2005                   3,321
                            2006 and thereafter    2,307
                                                ---------
                                                $111,800
                                                =========


NOTE K - LEASES

     Total rental expense for all operating leases, including short-term leases of less than a year, amounted to approximately $5.3 million in 2001, $5.0 million in 2000 and $4.3 million in 1999. Generally, the leases provide that, among other things, the Company shall pay for utilities, insurance, maintenance and property taxes in excess of base year amounts.

     Minimum rental commitments under non-cancelable operating leases for the years ending March 31 are as follows (in thousands):


                                               Operating
                                                 Leases
                                               ---------
               2002                            $ 3,397
               2003                              2,560
               2004                              2,183
               2005                              2,147
               2006                              1,111
               2007 and thereafter                 281
                                               ---------
                 Total minimum lease payments  $11,679
                                               =========


NOTE L - STOCK PLANS

1992 EMPLOYEE STOCK INCENTIVE PLAN:   The Company has adopted the 1992 Amended
and Restated Employee Stock Incentive Plan (the "Stock Incentive Plan"), which is administered by the Company's Compensation Committee. Stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and other stock-based awards may be granted to employees under this plan. In addition, 140,000 shares of common stock have been authorized for issuance under this plan for annual stock option grants to each of the Company's outside directors for the purchase of 2,000 shares of common stock. Stock options have been granted under this plan as indicated in the table below. The options in the Stock Incentive Plan vest over one to three year periods beginning on the first or fourth anniversary date of the option grant, and at March 31, 2001, there were options to purchase 353,000 shares of common stock and 420,000 shares of Class B common stock exercisable. The weighted average life of the options outstanding in the Stock Incentive Plan at March 31, 2001, was four years.


                                                             Weighted
                     Remaining  Outstanding Optioned Shares	 Average   Weighted
                      Shares    ---------------------------	 Exercise  Average
                     Reserved       Common      Class B       /Grant     Fair
                     For Grant      Stock        Stock         Price     Value
                   ------------------------------------------------------------
April 1, 1998           62,396      556,500    1,440,000      $15.88
Options canceled       151,500     ( 91,500)  (   60,000)      15.55
Options granted     (   74,000)      49,000       25,000       14.29    $6.01
Options exercised           --     (  7,000)          --       11.25
Stock awards        (    1,635)          --           --       13.06
                   -----------------------------------------
March 31, 1999         138,261      507,000    1,405,000       15.86
Options canceled        90,500     ( 85,500)  (    5,000)      12.16
Options granted     (   12,000)      12,000           --       10.00    $4.82
Stock awards        (    1,635)          --           --        9.94
                   -----------------------------------------
March 31, 2000         215,126      433,500    1,400,000       15.89
Options canceled     1,088,500     (108,500)  (  980,000)      17.76
Options granted     (  367,000)     367,000           --        6.91    $3.10
Stock awards        (    1,635)          --           --        6.50
                   -----------------------------------------
March 31, 2001         934,991      692,000      420,000       11.16
                   =========================================


1989 NLTC STOCK INCENTIVE PLAN: NLTC has a stock option plan that provides for granting to officers and key employees non-qualified options to purchase its common stock. Options shall not be priced at less than 85% of the fair value at the date of grant or be granted for terms of greater than ten years.
Options outstanding generally vest after four years of employment, or at 25% per year. At March 31, 2001 and 2000, there were options to purchase approximately 1.2 million and 1.4 million shares outstanding under this plan, of which approximately 1.0 million and 0.9 million were exercisable, respectively. At March 31, 2001, the weighted average exercise price on outstanding options and exercisable options was approximately $0.96 per share and the weighted average life was five years. At March 31, 2000, the weighted average exercise price on outstanding options and exercisable options was approximately $0.69 per share and $0.77 per share, respectively.

STOCK-BASED COMPENSATION PLANS: The Company accounts for options issued to employees and directors under APB Opinion No. 25. All options are granted with exercise prices equal to or greater than market value of the Company's common stock on the date of grant. As a result, no compensation cost has been recognized.

     SFAS No. 123 established new financial accounting and reporting standards for stock-based compensation plans. The Company has adopted the disclosure-only provision of SFAS No. 123. As a result, no compensation cost has been recognized for the Company's employee stock option plans. Had compensation cost for the employee stock option plans been determined based on the fair value at the grant date for awards in fiscal 2001, 2000 and 1999 consistent with the provisions of SFAS No. 123, the Company's net income
(loss) and net income (loss) per share would have been reduced (increased) to the following pro forma amounts for the 2001, 2000 and 1999 fiscal years:


                                            2001         2000        1999
                                          ----------------------------------
Net income (loss):
                As reported               $(2,834)      $9,941       $8,855
                                           ==================================
                Pro forma                 $(2,987)      $9,750       $6,445
                                          ==================================
Net income (loss) per share:
     Basic   -- As reported               $ (0.20)      $ 0.70       $ 0.58
                                          ==================================
                Pro forma                 $ (0.21)      $ 0.68       $ 0.42
                                          ==================================
     Diluted -- As reported               $ (0.20)      $ 0.70       $ 0.58
                                          ==================================
                Pro forma                 $ (0.21)      $ 0.68       $ 0.42
                                          ==================================

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

     The fair value of each option on its date of grant has been estimated for pro forma purposes using the Black-Scholes option pricing model using the following weighted average assumptions:


                                           2001         2000        1999
                                          ----------------------------------
     Expected dividend payment             $ 0.16       $ 0.16       $ 0.16
     Expected stock price volatility        34.45%       11.83%       33.17%
     Risk free interest rate                 6.27%        5.45%        5.43%
     Expected life of options              9 years      9 years      7 years


1997 DEFERRED COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS: The Company adopted the 1997 Deferred Compensation Plan for Non-Employee Directors
(the "Deferred Compensation Plan"), which is administered by the Compensation Committee. The Deferred Compensation Plan is a non-qualified plan that allows eligible non-employee members of the Company's Board of Directors to elect to defer receipt of all or any portion of annual base fees payable to them for services rendered to the Company as Directors. The participating Directors are awarded performance units of the Company's common stock at fair market value on the deferral dates and dividend payment dates. Distributions at age 65 or 70 are paid in cash, based on the value of the performance units at the time of distribution, payable in a lump sum or in installments. Compensation expense is recognized on deferral dates, dividend payment dates, and based on changes in the quoted price of the Company's common stock. During fiscal years 2001, 2000 and 1999, compensation expense, in relation to the Deferred Compensation Plan, was recorded in the amounts of approximately
$0.1 million, $0.1 million and $0.1 million, respectively.

1990 DEFERRED COMPENSATION OPTION PLAN FOR OUTSIDE DIRECTORS: The Company adopted the 1990 Deferred Compensation Option Plan for Outside Directors
(the "Outside Directors Plan"), which is administered by the Company's Compensation Committee. Options were awarded, on or prior to the annual meeting of shareholders or on initial election to the Board of Directors ("Board"), to each Director of the Company who filed with the Company an irrevocable election to receive options in lieu of not less than fifty percent (50%) of the retainer fees to be earned during each fiscal year. The option price was $1.00 per share with the number of shares being determined by dividing the amount of the annual retainer fee by the fair market value ("FMV") of the shares on the option date less $1.00 per share. The amount of annual retainer fee for options was expensed by the Company as earned. The options in the Outside Directors Plan vest on the first anniversary date of the option grant and, at March 31, 2001, there were no shares of common stock exercisable. The Outside Directors Plan terminated in August 1995 and all options outstanding have been exercised prior to their expiration in August of 2001. Options granted and outstanding under this plan are as follows:


                                     Common Stock     Weighted
                                     Outstanding      Average
                                       Optioned       Exercise
                                        Shares         Price
                                     -------------------------
      April 1, 1998                     13,050          0.85
      Exercised                        ( 6,450)         0.82
                                     ------------
      March 31, 1999                     6,600          0.87
      Exercised                        ( 4,176)         0.80
                                     ------------
      March 31, 2000                     2,424          1.00
      Exercised                        ( 2,424)         1.00
                                     ------------
      March 31, 2001                     - 0 -
                                     ============


NOTE M - RETIREMENT PLANS

     The Company has adopted the Thomas Nelson, Inc. Employee Stock Ownership Plan ("Company ESOP"), which includes a 401(k) salary deferral feature. In addition, Gibson maintains The C.R. Gibson Company Employee Stock Ownership Plan ("Gibson ESOP") and The C.R. Gibson Company Savings and Investment Plan ("Gibson 401(k) Plan"). The Company ESOP covers all eligible officers and employees other than those employed by Gibson. The Company, at its discretion, matches each employee's 401(k) contribution annually and, in addition, may make retirement contributions to the ESOP at its discretion. The Gibson ESOP and Gibson 401(k) Plan benefit all eligible Gibson employees. Gibson matches, at its discretion, each Gibson employee's 401(k) contributions annually and contributes 4% of the first $6,600 of each participant's compensation in the Gibson 401(k) Plan. The Company's contributions to these retirement plans, including matching contributions, totaled $2.4 million and $2.7 million in 2000 and 1999, respectively.

     In fiscal 2001, the Gibson ESOP and Gibson 401(k) plans were merged into the Company ESOP. The surviving plan continued to allow employer discretionary contributions to a stock bonus feature and continued to have a 401(k) feature. The surviving plan allows all eligible employees to elect deferral contributions of between 1% and 15% of their eligible compensation. The Company will match 100% of each participant's salary deferral contributions up to 3% of eligible compensation and 50% of the next 2% of eligible compensation. The new 401(k) matching schedule was retroactive to January 1, 2000, in order for the surviving plan to qualify as a "safe harbor" 401(k) plan under applicable Internal Revenue Code Sections. The Company's contributions under this plan, including matching contributions, totaled $2.5 million during fiscal 2001.

     NLTC has adopted a profit sharing plan, which is qualified under section 401 of the Internal Revenue Code. Eligible employees over 21 years of age may participate in the plan after one year of credited service with NLTC. NLTC's contribution to the plan for any year is discretionary. During fiscal 2001 and 2000, NLTC matched 20% of all employee contributions, up to 15% of eligible compensation. The Company's matching contributions under this plan totaled $0.2 million during fiscal 2001.


NOTE N - COMMON STOCK

     The Company has declared and paid a discretionary dividend of four cents per share every quarter during fiscal 2001, 2000 and 1999. The Board of Directors, at its quarterly meetings, approves and declares the amount and timing of the discretionary dividends, if any.

     On June 10, 1998, the Company announced its intention to repurchase up to three million shares of common stock and/or Class B common stock from time to time in the open market or through privately negotiated tansactions. As of March 31, 2001, the Company has repurchased approximately 2.9 million shares of common stock at an aggregate cost to the Company of $39.2 million.


NOTE O - INCOME TAXES

The income tax provision is comprised of the following at March 31
(in thousands):

                                            2001         2000        1999
                                          ----------------------------------
          Current:
             U.S. federal                 $ 6,472      $ 5,148      $ 6,018
             State                          1,306        1,069        1,278
             Foreign                           --          150          175
                                          ----------------------------------
                Total current               7,778        6,367        7,471
          Deferred                         (4,571)      (1,803)      (2,371)
                                          ----------------------------------
          Total tax provision             $ 3,207      $ 4,564      $ 5,100
                                          ==================================

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


                                                2001        2000
                                             ----------------------
      Accelerated depreciation               $(   878)    $(1,898)
      Deferred charges                        (   988)     (  779)
      Contributions                             2,786       3,075
      Inventory obsolescence reserve            2,705       2,963
      Bad debt and returns reserves             3,490       1,795
      Inventory-unicap tax adjustment           1,217       1,158
      Advances and prepaid expenses                --          92
      Accrued liabilities                       5,921       4,507
      Valuation allowance                     ( 2,609)     (3,840)
                                            ----------------------
         Net deferred tax asset              $ 11,644     $ 7,073
                                            ======================


     Reconciliation of income taxes computed at the U.S. federal statutory tax rate to the Company's effective tax rate is as follows at March 31:

                                              2001         2000        1999
                                            ----------------------------------
U.S. federal statutory tax rate provision     34.0%        34.0%       34.0%
State taxes on income, net of federal          2.5%         2.5%        2.5%
Tax benefit of foreign translation
   adjustment charge-off                        --        ( 4.0%)        --
                                            ----------------------------------
Effective tax rate                            36.5%        32.5%       36.5%
                                            ==================================



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

     Cash payments for income taxes were $5.2 million, $6.7 million and $2.8 million in 2001, 2000 and 1999, respectively.


NOTE P - QUARTERLY RESULTS (UNAUDITED)

     Summarized results for each quarter in the fiscal years ended March 31, 2001 and 2000 are as follows (dollars in thousands, except per share data):

                                       1st        2nd        3rd        4th
                                     Quarter    Quarter    Quarter    Quarter
                                     -----------------------------------------
2001
----
Net revenue                          $ 67,302   $ 81,656   $ 72,719   $ 76,288
Operating income                        3,720      7,297      2,084      1,650
Income from continuing operations       1,297      3,418        498        549
Loss from discontinued operations     (   462)   (   426)   ( 5,654)   ( 2,054)
Net income (loss)                         835      2,992    ( 5,156)   ( 1,505)
Income per share from continuing
   operations                            0.09       0.24       0.03       0.04
Loss per share from discontinued
   operations                         (  0.03)   (  0.03)   (  0.39)   (  0.15)
Net income (loss) per share              0.06       0.21    (  0.36)   (  0.11)

2000
----
Net revenue                          $ 61,382   $ 69,419   $ 61,748   $ 72,919
Operating income                        3,620      8,010      5,701      3,422
Income from continuing operations       1,380      4,428      2,675      2,446
Income (loss) from discontinued
   operations                              --    (   176)       139    (   951)
Net income                              1,380      4,252      2,814      1,495
Income per share from continuing
   operations                            0.10       0.31       0.19       0.17
Income (loss) per share from
   discontinued operations                 --    (  0.01)      0.01    (  0.07)
Net income per share                     0.10       0.30       0.20       0.10



NOTE Q - DISCONTINUED OPERATIONS

     In December 2000, the Company discontinued its Ceres operation, a recently acquired division of its gift segment (See Note B). These operations have been reported as a discontinued operation. Accordingly, their assets, liabilities and results of operations are segregated in the accompanying consolidated statements of operations, balance sheets and cash flows, and all prior periods have been restated to reflect the discontinued operations. Operating results of the discontinued operations of Ceres are summarized below. The amounts include an allocation of interest from the Company's Credit Agreements based on actual cash funded for the acquisition and operations of Ceres. Interest expense allocations to Ceres totaled $0.9 million and $0.5 million for fiscal years 2001 and 2000, respectively. The results for fiscal 2001 reflect activity through December 31, 2000 (the "measurement date") and results for fiscal 2000 reflect activity for the full fiscal year from the acquisition date, June 24, 1999. Net losses incurred after the measurement date and expected losses on disposal have been reflected in the net assets of discontinued operations and included in the estimated loss on disposal. Any differences in the estimated disposal amounts and actual results will change the loss on disposal accordingly. The Company expects to dispose of Ceres by December 31, 2001.

                                                Fiscal Years Ended
                                              ----------------------
                                                 2001         2000
                                              ----------------------
      Net revenues                             $ 5,416      $ 7,396
      Operating loss                           $(1,420)     $(  232)
      Net loss from discontinued operations    $(1,332)     $(  988)
      Loss on disposal                         $(7,264)          --
                                              ----------------------
      Total loss from discontinued operations  $(8,596)     $(  988)
                                              ======================


Assets and liabilities of Ceres are summarized below:

                                                    2001         2000
                                                 ----------------------
      Receivables                                  $ 1,244     $    920
      Inventories                                    1,622        1,837
      Other current assets                              29          120
                                                 ----------------------
      Current assets of discontinued operations      2,895        2,877
      Net property, plant and equipment              1,440        1,400
      Other assets (including goodwill)                 42        7,207
                                                 ----------------------
      Total assets of discontinued operations        4,377       11,484
      Less:  Accounts payable and accrued expenses,
         including estimated disposed costs         (4,377)     ( 1,237)
                                                 ----------------------
      Net assets of discontinued operations        $    --     $ 10,247
                                                 ======================



NOTE R - COMMITMENTS AND CONTINGENCIES

     The Company has commitments to provide advances to certain authors in connection with products being developed for the Company. These commitments totaled approximately $9.4 million at March 31, 2001. The timing of payments will be dependent upon the performance by the authors of conditions provided in the applicable contracts. It is anticipated that a substantial portion of the commitments will be completed within the next four years.

     Remuda Ranch (see Note F), has certain pending litigation and has received a subpoena from the Department of Defense, Office of the Inspector General, requesting information regarding patients who were covered by a certain third party insurance provider. At issue is whether Remuda Ranch was an authorized and participating provider and was precluded from billing the patients for the difference between the approved benefit and the full cost of the treatment received. Remuda Ranch has challenged whether it was, in fact, an authorized or participating provider at the time of these admissions and has denied that it is required to make any refunds. The Company believes that the results of the above noted litigation will not have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

     The Company is subject to various other legal proceedings, claims and liabilities, which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.


NOTE S - FINANCIAL INSTRUMENTS

     The following disclosure of estimated fair value of financial instruments as of March 31, 2001 is made in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using available market information as of March 31, 2001 and 2000, respectively. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market transaction (in thousands):


                                     2001                        2000
                             -------------------------------------------------
                             Carrying    Estimated      Carrying    Estimated
                              Amount     Fair Value      Amount     Fair Value
                             -------------------------------------------------
CASH AND CASH EQUIVALENTS    $ 2,141      $ 2,141        $   803     $   803

LONG-TERM DEBT:
  Credit Agreements          $93,050      $93,050        $84,500     $84,500
  Industrial Revenue Bonds     1,126        1,126          1,325       1,325
  Capital Lease Obligations       --           --             --          --
  Loan Agreement                 333          333          1,000       1,000
  Senior Notes                14,391       14,539         17,422      16,832
  Other                        2,900        2,900          3,694       3,694


     The carrying values of the cash and cash equivalents approximate the fair value based on the short-term nature of the investment instruments. The fair values of the Senior Notes are based on the quoted prices from financial institutions. The carrying value of the Company's Credit Agreements and Loan Agreement approximate the fair value. Due to the variable rate nature of the instruments, the interest rate paid by the Company approximates the current market rate demanded by investors; therefore, the instruments are valued at par. The carrying value of the Industrial Revenue Bonds approximates the fair value.

	Outstanding letters of credit totaled $0.8 million and $2.0 million as of March 31, 2001 and 2000, respectively. The letters of credit guarantee performance to third parties of various trade activities. Fair value estimated on the basis of fees paid to obtain the obligations is not material at March 31, 2001 and 2000.

     Financial instruments which potentially subject the Company to credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base.


NOTE T - OPERATING SEGMENTS

     The Company adopted SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," at March 31, 1999, which directs the way the Company reports information about its operating segments. The Company is organized and managed based upon its products.

     The Company has two reportable business segments, identified as publishing and gift. The publishing segment primarily creates and markets Bibles, inspirational books, videos and hosts inspirational seminars for women. The gift segment primarily designs and markets gift products, including stationery items, albums, journals, etc.

     Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes corporate related items not allocated to reportable segments (in thousands).


                                Publishing      Gift(a)      Other      Total
                              -------------------------------------------------
2001
----
      Net revenues               $214,147     $  83,818    $    --    $297,965
      Operating income (loss)      21,110     (   6,359)        --      14,751
      Identifiable assets         159,474       112,545     23,510     295,529
      Capital expenditures          1,894           827         --       2,721
      Depreciation and
         amortization expense       3,211         3,097         --       6,308

2000
----
      Net revenues               $182,001     $  83,467    $    --    $265,468
      Operating income (loss)      21,529      (    776)        --      20,753
      Identifiable assets         136,275       118,613     42,094     296,982
      Capital expenditures            876         1,641         --       2,517
      Depreciation and
         amortization expense       2,842         3,132         --       5,974

1999
----
      Net revenues               $173,904     $  96,667    $    --    $270,571
      Operating income             18,363         1,726         --      20,089
      Identifiable assets         139,959       108,656      6,715     255,330
      Capital expenditures          2,139         2,034         --       4,173
      Depreciation and
         amortization expense       3,345         3,571         --       6,916


(a) For fiscal 1999, reflects pre-tax restructuring and other related charges of $4.7 million pertaining primarily to severance and reserves for inventory to be liquidated.

     No single customer accounted for as much as 10% of consolidated revenues in fiscal 2001, 2000 or 1999. Foreign revenues accounted for less than 10% of consolidated revenues in fiscal 2001, 2000 and 1999.



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Thomas Nelson, Inc. and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Thomas Nelson, Inc. (a Tennessee corporation) and Subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended
March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thomas Nelson, Inc. and Subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States.

 /s/ Arthur Andersen LLP

Nashville, Tennessee
May 18, 2001
(except for paragraph three of Note J, as to which the date is June 29, 2001)


                        OTHER FINANCIAL INFORMATION (Unaudited)

The common stock and the Class B common stock are traded on the NYSE under the
symbols "TNM" and "TNMB," respectively.   The following table sets forth, for
the periods indicated, the high and low closing sales prices as reported on the NYSE composite tape:


                                Common               Class B
                                Stock             Common Stock
                         --------------------------------------- Dividends Paid
                           High      Low         High      Low     Per Share
                         ------------------------------------------------------
Fiscal 2001
-----------
      First Quarter      $ 9.6250   $6.2500   $11.2500   $7.5000     $.04
      Second Quarter       9.1875    7.6250    10.5000    9.5000      .04
      Third Quarter        8.3750    5.2500     9.0000    6.1250      .04
      Fourth Quarter       7.7500    6.0000     7.6250    6.3125      .04
                                                                    ------
                                                                     $.16
                                                                    ======
Fiscal 2000
-----------
      First Quarter      $11.2500   $9.6875   $11.2500   $9.2500     $.04
      Second Quarter      11.6250    9.6875    11.2500    9.7500      .04
      Third Quarter       10.3750    8.3750    10.0000    9.0000      .04
      Fourth Quarter       9.5000    7.5625     9.5625    8.2500      .04
                                                                    ------
                                                                     $.16
                                                                    ======

     As of June 25, 2001, there were 906 record holders of the common stock and 592 record holders of the Class B common stock.

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

     On May 24, 2001, the Company declared a cash dividend of $0.04 per share on its common stock and Class B common stock to be paid on August 20, 2001 to shareholders of record on August 6, 2001.