Form 10-K, Exhibit 13
period 2002-03-31
NELSON THOMAS INC
filed 2002-07-01
CIK 71023

EXHIBIT 13

                           SELECTED FINANCIAL DATA


YEARS ENDED
March 31,
(in thousands, except
per share data)                  2002      2001      2000      1999      1998
--------------------------------------------------------------------------------
OPERATING RESULTS (a):
Net revenues (b)               $215,552  $214,147  $182,001  $173,903  $168,815
                               ================================================
Operating income               $ 16,188  $ 17,627  $ 18,358  $ 17,234  $ 19,592
                               ================================================
Income from continuing
   operations                  $  7,821  $  8,977  $ 10,657  $  8,615  $ 11,070
Income (loss) from
   discontinued operations (c)  (16,862)  (11,811)     (716)      240     1,603
Cumulative effect of a change
   in accounting principle (d)  (40,433)      -         -         -         -
                               ------------------------------------------------
Net income (loss)              $(49,474) $ (2,834) $  9,941  $  8,855  $ 12,673
                               ================================================

Cash flow:
  Net cash provided by
   continuing operating
   activities                  $ 24,374  $    508  $  8,781  $  1,485  $  4,992
  Net cash provided by
   (used in) discontinued
   operating activities        $ (3,092) $     57  $(12,692) $ (1,215) $   (791)
  Net cash provided by
   (used in) investing
   activities                  $ 33,662  $   (666) $(15,299) $  1,093  $ (2,708)
  Net cash provided by
   (used in) financing
   activities                  $(56,543) $  1,414  $ 19,757  $(39,734) $ (6,101)

EBITDA from continuing
   operations (e)              $ 19,213  $ 20,626  $ 21,035  $ 22,705  $ 25,313
                               ================================================
--------------------------------------------------------------------------------
FINANCIAL POSITION:
Total assets                   $183,476  $285,266  $284,349  $242,499  $277,857
Working capital                  83,683   140,466   145,897   117,841   140,911
Total debt                       56,374   111,800   107,941    84,307    83,209
Shareholders' equity             77,576   127,437   131,732   125,649   156,396
Long-term debt to total
   capitalization                  42.1%     46.7%     45.0%     40.2%     34.7%

--------------------------------------------------------------------------------
PER SHARE DATA (a):
Income per share from
  continuing operations        $   0.55  $   0.63  $   0.75  $   0.56  $   0.65
Income (loss) per share from
  discontinued operations (c)     (1.18)    (0.83)    (0.05)     0.02      0.09
Cumulative effect of a change
  in accounting principle (d)     (2.82)      -         -         -         -
                               ------------------------------------------------
Net income (loss) per share    $  (3.45) $  (0.20) $   0.70  $   0.58  $   0.74
                               ================================================

Dividends declared per share   $   0.04  $   0.16  $   0.16  $   0.16  $   0.16
EBITDA per share (e)               1.34      1.44      1.48      1.49      1.48
Book value per share               5.41      8.91      9.25      8.22      9.14
Weighted average number
  of shares outstanding
  (in thousands) (f)             14,348    14,299    14,242    15,279    17,113

--------------------------------------------------------------------------------
(a)  For all periods presented, operating results and per share data have been restated for discontinued operations.
(b)  The increase in net revenues during fiscal 2001 was primarily attributable to the full year of operations of fiscal 2000 acquisitions.
(c)  Discontinued operations include Ceres Candles and Gifts, Remuda Ranch
     Center for Anorexia and Bulimia, Inc. and The C.R. Gibson Company.
(d)  The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets",
     as of April 1, 2001.  The adoption of SFAS No. 142 resulted in a
     $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with the Company's gift division, which was discontinued and sold during fiscal 2002.
(e)  EBITDA, earnings from continuing operations before interest expense, income taxes and depreciation and amortization expense, is a common measure not based in accounting principles generally accepted in the
     United States.
(f)  Represents basic weighted average number of shares outstanding in accordance with SFAS No. 128.



               MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

     The Company disposed of its non-publishing businesses this year and is now poised to focus all of its efforts on its strength, publishing.

     On October 11, 2001, the Company announced that it had entered into a definitive agreement by which the Company would sell and CRG Acquisition Corp. ("CRG") would purchase the Company's gift business, including substantially all of the assets of the Company's wholly-owned subsidiary, The C.R. Gibson Company ("Gibson"). The purchase was consummated on November 7, 2001, with an effective date of October 31, 2001, at a purchase price of $30.5 million, plus the assumption by CRG of certain liabilities. This sale resulted in a loss on disposal of $15.3 million. The Company also recognized a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with Gibson. Gibson generated an operating income (loss) from discontinued operations of $(0.8) million, $(3.2) million and $0.3 million in fiscal years 2002, 2001 and 2000, respectively. The Company utilized net proceeds from the sale to pay down existing debt.
The financial statements reflect the gift business segment as discontinued operations for all periods presented.

     During December 2000, the Company determined it would dispose of its Ceres candles operation, formerly a division of its gift segment. This sale was completed in August 2001 for approximately $1.5 million. This sale resulted in a loss on disposal of $(0.5) million in fiscal 2002 and $(7.3) million in fiscal 2001. Ceres generated an operating loss from discontinued operations of $(1.3) million and $(1.0) million in fiscal years 2001 and 2000, respectively.

     Effective April 1, 2001, Remuda Ranch Center for Anorexia and Bulimia, Inc. ("Remuda Ranch"), which operates therapeutic centers in Arizona for women with eating disorders, was reflected as discontinued operations. For periods prior to April 1, 2001, Remuda Ranch net assets are reflected as assets held for sale in accordance with Emerging Issues Task Force Issue No. 87-11, "Allocation of Purchase Price to Assets to be Sold." Remuda Ranch was part of the New Life Treatment Center, Inc. ("NLTC") acquisition during fiscal 2000 and was considered as assets held for sale from the acquisition date through March 31, 2001. The Company closed the sale of the Remuda Ranch net assets in July 2001 for approximately $7.2 million in cash and a $2 million note receivable. This sale resulted in a loss on disposal of $(0.3) million during fiscal 2002. The operations of Remuda Ranch have been accounted for as discontinued operations and accordingly, their assets, liabilities and results of operations are segregated in the accompanying consolidated statements of operations, balance sheets and statements of cash flows and have been reclassified for all periods presented, except Remuda Ranch net assets for periods prior to April 1, 2001, which were classified as assets held for sale.

     During fiscal 2000, the Company completed three business acquisitions.
On June 24, 1999, the Company acquired substantially all of the assets of Ceres for approximately $6.2 million, which included the assumption of certain liabilities. On December 30, 1999, the Company acquired substantially all of the assets of Rutledge Hill Press, Inc. for approximately $4.5 million including the assumption of certain liabilities. Rutledge Hill Press is a Nashville, Tennessee-based publisher that specializes in cooking, quilting, regional interest and Civil War titles. On January 28, 2000, the Company acquired approximately 70% of the outstanding shares of NLTC from a group of investors for approximately $15.4 million in cash. NLTC, headquartered in Plano, Texas, operated two primary businesses. One, Women of Faith, hosts inspirational conferences for women at venues throughout the United States, and the other, Remuda Ranch operation described above. As discussed above, at the NLTC acquisition date, Remuda Ranch was identified as an asset held for sale. During fiscal 2001, the Company paid approximately $0.8 million in cash and issued approximately 108,000 shares of the Company's common stock to acquire an additional 10% of the outstanding shares of NLTC, and has accepted additional shares of NLTC in lieu of debt payments from a third party. At March 31, 2002, the Company owned approximately 99% of the outstanding shares of NLTC.



CRITICAL ACCOUNTING POLICIES
----------------------------

     The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. These policies are common with industry practice and are applied consistently from period to period.

REVENUE RECOGNITION: The Company has four primary revenue sources: sales of publishing product, attendance fees and product sales from its Women of Faith seminars, royalty income from licensing copyrighted material to third parties and billed freight. Revenue from the sale of publishing product is recognized upon shipment to the customer. A reserve for sales returns is recorded where return privileges exist. The returns reserve is determined by using a 12-month rolling average return rate, multiplied by gross sales occurring over the previous four-month period by market sales channel. Historical experience reflects that product is generally returned from and credited to customers' accounts within the first 120 days of the original sale. The Company's current analysis indicates that its experience changed during fiscal 2002 from 90 days to 120 days, which resulted in an increase in the returns reserve for the period. This change in accounting estimate effectively reduced reported sales by $1.9 million for the fourth quarter and the fiscal year. The full amount of the returns reserve, net of inventory and royalty costs (based on current gross margin rates), is shown as a reduction of accounts receivable in the accompanying consolidated financial statements. Returns of publishing products from customers are accepted in accordance with standard industry practice. Generally, products that are designated as out-of-print are not returnable 90 days after notice of out-of-print status is given to the customer. Also, certain high discount sales are not returnable. Revenue from seminars is recognized as the seminars take place. Cash received in advance of seminars is included in the accompanying financial statements as deferred revenue. Royalty income from licensing the Company's publishing rights is recorded as revenue when earned under the terms of the applicable license, net of amounts due to authors. Billed freight consists of shipping charges billed to customers and is recorded as revenue upon shipment of product.

ALLOWANCE FOR DOUBTFUL ACCOUNTS: The Company records an estimated reserve for bad debts as a reduction to accounts receivable in the accompanying consolidated financial statements. The reserve for bad debts has two components: a general reserve and a specific reserve. The general reserve is calculated using a 10-year rolling bad debt history applied to the accounts receivable balance, less specific reserves. Our credit department identifies specific reserves for each customer which is deemed to be a collection risk or may have filed for bankruptcy protection.

INVENTORIES: Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) valuation method. The FIFO method of accounting for inventory was selected to value our inventory at the lower of market or current cost because the Company continuously introduces new products, eliminates existing products and redesigns products. Therefore, inflation does not have a material effect on the valuation of inventory. Costs of producing publishing products are included in inventory and charged to operations when product is sold or otherwise disposed. These costs include paper, printing, binding, outside editorial, international freight and duty costs, when applicable. The Company policy is to expense all internal editorial, typesetting, production, warehousing and domestic freight-in costs as incurred, except for certain indexing, stickering and assembly costs, which are capitalized into inventory. Costs of abandoned publishing projects are charged to operations when identified. The Company also maintains a reserve for excess and obsolete inventory as a reduction to inventory in the accompanying consolidated financial statements. This reserve is based on historical liquidation recovery rates applied to inventory quantities identified in excess of a twenty-four month supply on hand for each category of product.

ROYALTY ADVANCES/PRE-PRODUCTION COSTS: Royalty advances are typically paid to authors at contract execution, as is standard in the publishing industry. These advances are either recorded as prepaid assets or other (long-term) assets in the accompanying consolidated financial statements, depending on the expected publication date (availability for shipment) of the product. Author advances for trade books are generally amortized over five months beginning when the product is first sold into the market. The Company's historical experience is that typically 80% of book product sales occur within the first five months after release into the market. Reference and video royalty advances are generally amortized over a twelve-month period beginning with the first sale date of the product, as these products typically have a longer sales cycle than books. Royalty advances for significant new Bible products are amortized on a straight-line basis for a period not to exceed five years (as determined by management).

When royalty advances are earned through product sales at a faster pace than the amortization period, the amortization expense is accelerated to match the royalty earnings. Outstanding advances are reviewed monthly for abandoned projects or titles that appear to have unrecoverable advances. All abandoned projects and advances that management does not expect to fully recover are charged to operations when identified.

For authors with multiple book/product contracts, the advance is amortized over a period that encompasses the publication of all products, generally not to exceed 24 months or the actual recovery period, whichever is shorter. Advances to our most important authors are typically expensed as they are recovered through sales. These authors generally have multiple year and multiple book contracts, as well as strong sales history of backlist titles (products published during preceding fiscal years and prior) that can be used to recover advances over long periods of time.

Many Bible, reference and video products require significant development costs prior to the actual printing or production of the saleable product. These products also typically have a longer life cycle. All video pre-production costs are amortized over 12 months on a straight-line basis. Bible and reference products typically have the longest life cycle. Pre-production costs for significant Bible and reference products are recorded as other assets in the accompanying consolidated financial statements and are amortized on a straight-line basis, for a period not to exceed five years (as determined by management).

GOODWILL AND INTANGIBLE ASSETS: In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill no longer be amortized, but tested for impairment by comparing net book carrying values to fair market values upon adoption and periodically thereafter. The Company has adopted the provisions of SFAS No. 142 as of April 1, 2001. The election of SFAS No. 142 resulted in a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with the Company's gift division, which was discontinued and sold during fiscal 2002. The election of this new pronouncement had a favorable impact on continuing operations by eliminating amortization of remaining goodwill attributable to continuing operations, which amounted to a pre-tax impact of $1 million. In accordance with SFAS No. 142, goodwill was tested for impairment by the Company's reporting units: Core Publishing, Women of Faith and Gift. The fair value for the assets of the Core Publishing and Women of Faith reporting units was evaluated using discounted expected cash flows and current market multiples, and it was determined that no impairment existed during fiscal 2002. The fair value of the Gift assets was determined by the actual sales price for that division.


RESULTS OF OPERATIONS
---------------------

     The following table sets forth, for the periods indicated, certain selected statement of operations data of the Company expressed as a percentage of net revenues and the percentage change in dollars of such data from the prior fiscal year.

                                                        Fiscal Year-to-Year
                            Years Ended March 31,       Increase (Decrease)
                          -----------------------------------------------------
                              2002    2001    2000   2001 to 2002  2000 to 2001
                          -----------------------------------------------------
Net revenues                 100.0   100.0   100.0         0.7           17.7
Costs and expenses:
  Cost of goods sold          60.2    60.3    58.5         0.5           21.3
  Selling, general and
   administrative             30.9    30.1    29.9         3.4           18.2
  Depreciation and
   amortization                1.4     1.4     1.5         0.9           12.0
                          -----------------------------------------------------
Total costs and expenses      92.5    91.8    89.9         1.4           20.1
                          -----------------------------------------------------
Operating income               7.5     8.2    10.1       ( 8.2)         ( 4.0)
                          -----------------------------------------------------
Interest expense               1.7     1.6     1.8         7.2            6.0
                          -----------------------------------------------------
Income from continuing
  operations                   3.6     4.2     5.9       (12.9)         (15.8)
                          -----------------------------------------------------
Loss from discontinued
  operations                 ( 7.8)   (5.5)   (0.4)
                          --------------------------
Cumulative effect of change
  in accounting principle    (18.8)     -       -
                          --------------------------
Net income (loss)            (23.0)   (1.3)    5.5
                          ==========================


     The Company's net revenues fluctuate seasonally, with revenues in the first fiscal quarter historically being less than the remaining quarters of the year. Seasonality is the result of increased consumer purchases of the Company's products during the traditional calendar year-end holidays. Due to this seasonality, the Company has historically incurred a loss or recognized only a small profit during the first quarter of each fiscal year. In addition, the Company's quarterly operating results may fluctuate significantly due to new product introductions, the timing of selling and marketing expenses and changes in sales and product mixes.

     The following discussion includes certain forward-looking statements. Actual results could differ materially from those in the forward-looking statements, and a number of factors may affect future results, liquidity and capital resources. These factors include, but are not limited to, softness in the general retail environment, the timing of products being introduced to the market, the level of product returns experienced, the level of margins achievable in the marketplace, the collectibility of accounts receivable, recoupment of royalty advances, effects of acquisitions or dispositions, financial condition of our customers and suppliers, realization of inventory values at carrying amounts, access to capital and realization of income tax and intangible assets. Future revenue and margin trends cannot be reliably predicted and may cause the Company to adjust its business strategy during the 2003 fiscal year. The Company disclaims any intent or obligation to update forward-looking statements.


Fiscal 2002 Compared to Fiscal 2001
-----------------------------------

     Net revenues from continuing operations in fiscal 2002 increased $1.4 million, or 0.7%, over fiscal 2001. The increase in net revenues related primarily to an increase in Women of Faith seminar revenue due to an increase in the number of events, somewhat offset by declines in product sales through our ministry and direct mail sales channels and increases in reserves for returns, as previously discussed. The decline in sales through these channels is due to an adverse impact from the events of September 11th. Our ministry customers received fewer donations this year due to a significant shift in charitable giving to disaster relief funds. Although we increased prices on several of our product lines this year, price increases did not have a material effect on net revenues.

     The Company's cost of goods sold from continuing operations for fiscal 2002 increased by $0.6 million, or 0.5%, and, as a percentage of net revenues, remained essentially the same.

     Selling, general and administrative expenses from continuing operations for fiscal 2002 increased by $2.2 million, or 3.4%, over the comparable period in fiscal 2001, and, as a percentage of net revenues, increased from 30.1% to 30.9%. This increase is primarily attributable to the net impact of $3 million from the Kmart bankruptcy.

     Depreciation and amortization from continuing operations was essentially the same as the prior year in dollars and as a percentage of net sales. The Company ceased amortizing goodwill during the current year in conjunction with adopting SFAS No. 142. This was offset by increased amortization of deferred loan costs and a change in the estimated useful life of certain computer equipment and software.

     Interest expense attributable to continuing operations remained materially consistent with fiscal 2001.


Fiscal 2001 Compared to Fiscal 2000
-----------------------------------

     Net revenues in fiscal 2001 increased $32.1 million, or 17.7%, over fiscal 2000. This was primarily due to the full year of operations of fiscal 2000 acquisitions, Women of Faith and Rutledge Hill Press, which accounted for approximately $25 million of the increase, as well as modest growth in core book and Bible product lines. Price increases did not have a material effect on net revenues.

     The Company's cost of goods sold for fiscal 2001 increased $22.6 million, or 21.3%, and, as a percentage of net revenues, increased from 58.5% to 60.3%.
 The increase in cost of goods sold as a percentage of net revenues resulted primarily from issues related to royalty advance recovery from certain publishing products.

     Selling, general and administrative expenses for fiscal 2001 increased $9.9 million, or 18.2%, over the comparable period in fiscal 2000, primarily due to payroll and conference related expenses from a full year's operations of fiscal 2000 acquisitions. These expenses, expressed as a percentage of net revenues, were comparable from fiscal 2000 to fiscal 2001.

     Depreciation and amortization for fiscal 2001 increased $0.3 million, or 12.0%, from fiscal 2000. This increase is directly attributable to amortization of goodwill and other intangible assets that resulted from fiscal 2000 acquisitions.

     Interest expense increased $0.2 million, or 6.0%, for fiscal 2001. The increase in interest expense is related to incremental debt incurred as a result of fiscal 2000 acquisitions, partially offset by the effect of reductions in interest rates.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     At March 31, 2002, the Company had $0.5 million in cash and cash equivalents. The primary sources of liquidity to meet the Company's future obligations and working capital needs are cash generated from operations, an expected tax refund and borrowings available under bank credit facilities. At March 31, 2002, the Company had working capital of $83.7 million. Under its two bank credit facilities, at March 31, 2002, the Company had $44.1 million in borrowings outstanding, and $34.1 million available for borrowing, compared to $93.1 million in borrowings outstanding and $16.9 million available for borrowing at March 31, 2001.

     Net cash provided by (used in) operating activities was $21.3 million, $0.6 million and ($3.9) million in fiscal 2002, 2001 and 2000, respectively. The cash generated by operations during fiscal 2002 was principally attributable to reductions in inventories and income from continuing operations. The cash provided by operations during fiscal 2001 was principally attributable to income from continuing operations, partially offset by an increase in core Bible inventory. The cash used in operations during fiscal 2000 was principally attributable to cash used in funding the losses of discontinued operations.

     The Company received net proceeds from the sale of discontinued operations during fiscal 2002 in the amount of $37.8 million. All of these proceeds were used to pay down the Company's debt under its Credit Agreements.

     During fiscal 2002, capital expenditures totaled approximately $1.1 million. The capital expenditures were primarily for computer and warehousing equipment. In fiscal 2003, the Company anticipates capital expenditures of approximately $5.0 million, consisting primarily of office renovations, warehouse expansion, computer equipment, computer software and warehousing equipment. The Company is also obligated to pay $2.5 million under the terms of a "put option" from the Asset Purchase Agreement between CRG Acquisition and Thomas Nelson for the sale of Gibson. This option gives CRG the right to require Thomas Nelson to repurchase the Beacon Falls Distribution Center. CRG has given notice that in October 2002, the Company must repurchase the land and building at Beacon Falls for $2.5 million. The Company has engaged the services of a commercial real estate broker to list the property for sale.

     During fiscal 2001, the Company paid approximately $0.8 million in cash and issued approximately 108,000 shares of Common stock to acquire additional minority shares of NLTC.

     The Company's bank credit facilities are unsecured and consist of a revolving credit facility and a $10 million credit facility (collectively, the "Credit Agreements"). The revolving credit facility bears interest at either the prime rate or, at the Company's option, LIBOR plus a percentage, subject to adjustment based on certain financial ratios. The average interest rate for the revolving credit facility was approximately 4.92% at March 31, 2002. On June 29, 2001, the revolving credit facility was amended and included provisions to approve certain asset sales, to amend certain financial covenants, to adjust the interest rate structure, to recommend the cessation of the cash dividend and to change the maturity date to April 1, 2003. The
$10 million credit facility bears interest at LIBOR plus a percentage, subject to adjustment based on certain financial ratios, and matures on July 31, 2002. The $10 million credit facility is used for temporary cash needs on a daily basis and is classified as long-term debt, as long as the revolving credit facility has the capacity to fund the outstanding balance. Effective July 25, 2001, the revolving credit facility was reduced from $100 million to $92.8 million with the sale of Remuda Ranch. Effective November 7, 2001, the revolving credit facility was further reduced to $68.2 million due to the sale of Gibson. At March 31, 2002, the Company had $44.1 million outstanding under the Credit Agreements, and $34.1 million available for borrowing. Due to the seasonality of the Company's business, borrowings under the Credit Agreements typically peak during the third quarter of the fiscal year.

     On June 28, 2002, the Credit Agreements were replaced by a new
$65 million Senior Unsecured Revolving Credit Facility (the "Credit Facility"). The Credit Facility bears interest at either the lenders' base rate or, at the Company's option, the LIBOR plus a percentage, based on certain financial ratios. The Company has agreed to maintain certain financial ratios and tangible net worth, as well as, to limit the payment of cash dividends. The Company expects to be in compliance with such covenants during fiscal 2003.
The Credit Facility has a term of three years and matures on June 28, 2005.

     At March 31, 2002, the Company had outstanding approximately $11.4 million of unsecured senior notes ("Senior Notes"). The Senior Notes bear interest at rates from 6.68% to 8.31% and are due through fiscal 2006.

     Under the terms of the Credit Agreements and the Senior Notes, the Company has agreed to maintain certain interest coverage and debt-to-total-capital ratios, which are similarly calculated for each debt agreement. The Company is currently in compliance with all covenants of these debt agreements.

     Management believes cash generated by operations, an expected tax refund and borrowings available under the Credit Agreements, as replaced by the Credit Facility, will be sufficient to fund anticipated working capital and capital expenditure requirements for existing operations in fiscal 2003. The Company's current cash commitments include current maturities of debt and operating lease obligations that are disclosed in the Company's Annual Report on Form 10-K for the year ended March 31, 2002. The Company also has current inventory purchase and royalty advance commitments in the ordinary course of business that require cash payments as vendors and authors fulfill their requirements to the Company in the form of delivering satisfactory product orders and manuscripts, respectively. The Company has no off-balance sheet commitments or transactions with any special purpose entities (SPE's). Management also is not aware of any undisclosed material related party transactions or relationships with management, officers or directors.

     The Company has declared and paid a dividend of four cents per share every quarter during fiscal 2001 and 2000, and during the first quarter of fiscal 2002. The Board of Directors, at its quarterly meetings, approves and declares the amount and timing of the dividends, if any. On August 23, 2001, the Company's Board of Directors adopted management's recommendation to suspend the payment of dividends on the Company's Common and Class B Common stock.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
----------------------------------------------------------

     The Company is subject to market risk from exposure to changes in interest rates based on its financing, investing and cash management activities. The exposure relates primarily to the Credit Agreements. In the event that interest rates associated with these Credit Agreements were to increase 100 basis points, the impact would be to reduce future cash flows by approximately $0.4 million, assuming current debt levels are maintained.





                    THOMAS NELSON, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share data)

                                                    Years Ended March 31,
                                         --------------------------------------
                                               2002        2001        2000
                                         --------------------------------------
NET REVENUES                                 $215,552    $214,147    $182,001

COSTS AND EXPENSES:
  Cost of goods sold                          129,691     129,095     106,457
  Selling, general and administrative          66,648      64,426      54,509
  Depreciation and amortization                 3,025       2,999       2,677
                                         --------------------------------------
    Total costs and expenses                  199,364     196,520     163,643
                                         --------------------------------------

OPERATING INCOME                               16,188      17,627      18,358

Other expense                                     132         -           -
Interest expense                                3,740       3,490       3,294
                                         --------------------------------------
Income from continuing operations
  before income taxes                          12,316      14,137      15,064
Provision for income taxes                      4,495       5,160       4,407
                                         --------------------------------------
Income from continuing operations               7,821       8,977      10,657
Discontinued operations:
  Operating loss, net of applicable tax
    benefit of $395 and $2,719 and tax
    provision of $378, respectively              (766)     (4,547)       (716)
  Loss on disposal, net of applicable tax
    benefit of $8,359 and $4,175,
    respectively                              (16,096)     (7,264)        -
                                         --------------------------------------
Total loss from discontinued operations       (16,862)    (11,811)       (716)
                                         --------------------------------------
Income (loss) before cumulative effect
  of a change in accounting principle          (9,041)     (2,834)      9,941
                                         --------------------------------------
Cumulative effect of change in
  accounting principle                        (40,433)        -           -
                                         --------------------------------------
Net income (loss)                           $ (49,474)   $ (2,834)   $  9,941

Weighted average number of shares
  outstanding:
    Basic                                      14,348      14,299      14,242
                                         ======================================
    Diluted                                    14,488      14,535      14,244
                                         ======================================
NET INCOME (LOSS) PER SHARE:
    Basic:
     Income from continuing operations      $    0.55    $   0.63    $   0.75
     Loss from discontinued operations          (1.18)      (0.83)      (0.05)
     Cumulative effect of a change in
       accounting principle                     (2.82)        -           -
                                         --------------------------------------
         Net income (loss) per share        $   (3.45)   $  (0.20)   $   0.70
                                         ======================================
    Diluted:
     Income from continuing operations      $    0.54    $   0.62    $   0.75
     Loss from discontinued operations          (1.16)      (0.82)      (0.05)
     Cumulative effect of a change in
       accounting principle                     (2.79)        -           -
                                         --------------------------------------
         Net income (loss) per share        $   (3.41)   $  (0.20)   $   0.70
                                         ======================================

See Notes to Consolidated Financial Statements





                    THOMAS NELSON, INC. AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS
                              (in thousands)

                                                            March 31,
                                                      ----------------------
                                                         2002        2001
                                                      ----------------------
ASSETS
  Current assets:
    Cash and cash equivalents                          $    535   $  2,134
    Accounts receivable, less allowances of
      $6,389 and $6,175, respectively                    61,600     57,849
    Inventories                                          39,195     51,408
    Prepaid expenses                                     15,079     14,691
    Assets held for sale                                  2,500     10,000
    Refundable income taxes                               7,800        -
    Deferred tax assets                                   7,966     13,510
    Net assets of discontinued operations                   -       38,925
                                                      ----------------------
  Total current assets                                  134,675    188,517

  Property, plant and equipment, net                      9,242     12,780
  Other assets                                            8,120      4,999
  Deferred charges                                        2,135        973
  Goodwill, less accumulated amortization
    of $4,131 at 2002 and 2001                           29,304     28,945
  Net assets of discontinued operations                     -       49,052
                                                      ----------------------
TOTAL ASSETS                                           $183,476   $285,266
                                                      ======================
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities:
    Accounts payable                                   $ 22,258   $ 19,969
    Accrued expenses                                     15,603     12,218
    Deferred revenue                                      9,309      9,084
    Dividends payable                                       -          574
    Income taxes currently payable                          500      1,004
    Current portion of long-term debt                     3,322      5,202
                                                      ----------------------
  Total current liabilities                              50,992     48,051

  Long-term debt                                         53,052    106,598
  Deferred tax liabilities                                  792      1,866
  Other liabilities                                       1,064      1,314
  Commitments and contingencies                             -          -

Shareholders' equity:
  Preferred stock, $1.00 par value,
    authorized 1,000,000 shares; none issued                -          -
  Common stock, $1.00 par value, authorized
    20,000,000 shares; issued 13,329,759 and
    13,282,327 shares, respectively                      13,330     13,282
  Class B common stock, $1.00 par value,
    authorized 5,000,000 shares; issued
    1,036,801 and 1,060,901 shares, respectively          1,037      1,061
  Additional paid-in capital                             44,008     43,845
  Retained earnings                                      19,201     69,249
                                                      ----------------------
Total shareholders' equity                               77,576    127,437
                                                      ----------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $183,476   $285,266
                                                      ======================

See Notes to Consolidated Financial Statements



                    THOMAS NELSON, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (in thousands, except per share data)


                                          Class B  Additional
                                  Common  Common    Paid-In   Retained
                                  Stock   Stock     Capital   Earnings   Total
                               ------------------------------------------------
Balance at April 1, 1999         $13,287  $1,104    $44,537  $66,721   $125,649
Net income                                                     9,941      9,94
Class B stock converted
  to common                          18     (18)                           -
Common stock issued:
  Option plans --
   3,132 common shares                 3                 57                  60
Common stock repurchased --
   165,400 common shares            (165)            (1,483)             (1,648)
Dividends declared -
   $0.16 per share                                            (2,287)    (2,287)
Incentive plan stock awards --
   1,635 common shares                 2                 15                  17
                               ------------------------------------------------
Balance at March 31, 2000        $13,145  $1,086    $43,126  $74,375   $131,732
                               ================================================
Net loss                                                      (2,834)    (2,834)
Class B stock converted
  to common                          25     (25)                           -
Common stock issued:
  Acquisition of additional
    minority interest of
    consolidated subsidiary          108                652                 760
  Option plans --
    2,424 common shares                2                 58                  60
Dividends declared -
  $0.16 per share                                             (2,292)   (2,292)
Incentive plan stock awards --
  1,635 common shares                 2                  9                  11
                               ------------------------------------------------
Balance at March 31, 2001        $13,282  $1,061    $43,845  $69,249   $127,437
                               ================================================
Net loss                                                     (49,474)   (49,474)
Class B stock converted
   to common                          24     (24)                           -
Common stock issued:
  Option plans --
    23,999 common shares              24                163                 187
Dividends declared -
  $0.04 per share                                              (574)      (574)
                               ------------------------------------------------
Balance at March 31, 2002        $13,330  $1,037    $44,008  $19,201    $77,576
                               ================================================

See Notes to Consolidated Financial Statements


                    THOMAS NELSON, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (in thousands)
                                                    Years ended March 31,
                                              --------------------------------
                                                 2002       2001       2000
                                              --------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income from continuing operations            $ 7,821    $ 8,977    $10,657
  Adjustments to reconcile income to
   net cash provided by continuing
   operations:
    Depreciation and amortization                3,025      2,999      2,677
    Deferred income taxes                        4,470     (4,571)    (1,803)
    Gain on sale of fixed assets and
      assets held for sale                         (41)        (9)       -
  Changes in assets and liabilities,
   net of acquisitions and disposals:
    Accounts receivable, net                    (3,751)    (1,279)      (408)
    Inventories                                 12,213     (6,408)      (850)
    Prepaid expenses                              (388)    (2,090)    (1,119)
    Accounts payable and accrued expenses        1,304      2,465     (1,431)
    Deferred revenue                               225      2,531        -
    Income taxes currently payable                (504)    (2,107)     1,058
                                              --------------------------------
Net cash provided by continuing operations      24,374        508      8,781
                                              --------------------------------
  Discontinued operations
    Loss from discontinued operations             (766)    (4,547)      (716)
    Loss on disposal                           (16,096)    (7,264)       -
    Changes in discontinued net assets          13,770     11,868    (11,976)
                                              --------------------------------
Net cash provided by (used in)
  discontinued operations                       (3,092)        57    (12,692)
                                              --------------------------------
Net cash provided by (used in)
  operating activities                          21,282        565     (3,911)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                          (1,139)    (2,796)      (876)
  Net proceeds from sales of property,
    plant and equipment and assets
    held for sale                               37,844      8,876      1,857
  Purchase of net assets of acquired
    companies - net of cash received               -         (760)   (18,215)
  Changes in other assets and deferred
    charges                                     (3,043)    (5,986)     1,935
                                              --------------------------------
Net cash provided by (used in)
  investing activities                          33,662       (666)   (15,299)
                                              --------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings (payments) under
    credit agreements                          (51,550)     8,560     33,084
  Payments under capital lease obligations         -          -          (80)
  Payments on long-term debt                    (3,876)    (4,701)    (9,440)
  Dividends paid                                (1,148)    (2,287)    (2,279)
  Changes in other liabilities                    (132)      (160)        43
  Proceeds from issuance of Common stock           163          2         77
  Common stock purchased and retired               -          -       (1,648)
                                              --------------------------------
Net cash provided by (used in) financing
  activities                                   (56,543)     1,414     19,757
                                              --------------------------------
Net increase (decrease) in cash and
  cash equivalents                              (1,599)     1,313        547
Cash and cash equivalents at beginning
  of year                                        2,134        821        274
                                              --------------------------------
Cash and cash equivalents at end of year       $   535    $ 2,134    $   821
                                              ================================

Supplemental disclosures of noncash
   investing and financing activities:
 Dividends accrued and unpaid                  $   -      $   574    $   569
 Acquisition of additional minority
   interest of consolidated subsidiary         $   -      $   760    $   -
 Note receivable received in connection
   with sale of Remuda Ranch                   $ 2,000    $   -      $   -

See Notes to Consolidated Financial Statements




                  Thomas Nelson, Inc. and Subsidiaries
               Notes to Consolidated Financial Statements


NOTE A - DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES

DESCRIPTION OF THE BUSINESS: Thomas Nelson, Inc. (a Tennessee corporation) and subsidiaries (the "Company"), is a publisher, producer and distributor of Bibles, books, videos and CD-ROM products emphasizing Christian, inspirational and family value themes, as well as a host of inspirational seminars for women. The principal markets for the Company's products are Christian bookstores, general bookstores, mass merchandisers and direct marketing to consumers in English-speaking countries.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements consist of the accounts of the Company including its subsidiaries, Worthy, Incorporated, The C.R. Gibson Company ("Gibson") and New Life Treatment Centers, Inc. ("NLTC"). All intercompany transactions and balances have been eliminated. NLTC has minority shareholders that own approximately 0.8% of the outstanding equity shares of NLTC at March 31, 2002.
  Minority interest, where material, will be presented as a reduction of net income (loss) on the consolidated statements of operations and as a separate caption between liabilities and shareholders' equity on the consolidated balance sheets. At the time of acquisition, NLTC had a net deficit in shareholders' equity, and post-acquisition operations, excluding Remuda Ranch (see Notes B, C and F), were approximately breakeven for fiscal 2002, 2001 and 2000.

REVENUE RECOGNITION: The Company has four primary revenue sources: sales of publishing product, attendance fees and product sales from its Women of Faith seminars, royalty income from licensing copyrighted material to third parties and billed freight. Revenue from the sale of publishing product is recognized upon shipment to the customer. A reserve for sales returns is recorded where return privileges exist. The returns reserve is determined by using a 12-month rolling average return rate, multiplied by gross sales occurring over the previous four-month period by market sales channel. Historical experience reflects that product is generally returned from and credited to customers' accounts within the first 120 days of the original sale. The Company's current analysis indicates that its experience changed during fiscal 2002 from 90 days to 120 days, which resulted in an increase in the returns reserve for the period. This change in accounting estimate effectively reduced reported sales by $1.9 million for the fourth quarter and the fiscal year. The full amount of the returns reserve, net of inventory and royalty costs (based on current gross margin rates), is shown as a reduction of accounts receivable in the accompanying consolidated financial statements. Returns of publishing products from customers are accepted in accordance with standard industry practice. Generally, products that are designated as out-of-print are not returnable 90 days after notice of out-of-print status is given to the customer. Also, certain high discount sales are not returnable. Revenue from seminars is recognized as the seminars take place. Cash received in advance of seminars is included in the accompanying financial statements as deferred revenue. Royalty income from licensing the Company's publishing rights is recorded as revenue when earned under the terms of the applicable license, net of amounts due to authors. Billed freight consists of shipping charges billed to customers and is recorded as revenue upon shipment of product.

INVENTORIES: Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) valuation method. The FIFO method of accounting for inventory was selected to value our inventory at the lower of market or current cost because the Company continuously introduces new products, eliminates existing products and redesigns products. Therefore, inflation does not have a material effect on the valuation of inventory. Costs of producing publishing products are included in inventory and charged to operations when product is sold or otherwise disposed. These costs include paper, printing, binding, outside editorial, international freight and duty costs. The Company policy is to expense all internal editorial, production, warehousing and domestic freight-in costs as incurred, except for certain indexing, stickering and assembly costs, which are capitalized into inventory. Costs of abandoned publishing projects are charged to operations when identified. The Company also maintains a reserve for excess and obsolete inventory as a reduction to inventory in the accompanying consolidated financial statements. This reserve is based on historical liquidation recovery rates applied to inventory quantities identified in excess of a twenty-four month supply on hand for each category of product.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation and amortization are provided for, principally on the straight-line method over the estimated useful lives of the individual assets: 40 years for buildings and 3 to 10 years for furniture, fixtures and equipment.

GOODWILL: In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill no longer be amortized, but tested for impairment by comparing net book carrying values to fair market values upon adoption and periodically thereafter. The Company has adopted the provisions of SFAS No. 142 as of April 1, 2001. The adoption of SFAS No. 142 resulted in a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with the Company's gift division, which was discontinued and sold during fiscal 2002. The election of this new pronouncement had a favorable impact on continuing operations by eliminating amortization of remaining goodwill attributable to continuing operations, which amounted to a pre-tax impact of $1 million. In accordance with SFAS No. 142, goodwill was tested for impairment by the Company's reporting units: Core Publishing, Women of Faith and Gift. The fair value for the assets of the Core Publishing and Women of Faith reporting units was evaluated using discounted expected cash flows and current market multiples, and it was determined that no impairment exists during fiscal 2002. The fair value of the Gift assets was determined by the actual sales price for that division. Goodwill amortization was $749,000 and $367,000 for fiscal 2001 and fiscal 2000, respectively. There was no goodwill amortization during fiscal 2002.

PREPAID EXPENSES:  Prepaid expenses consist primarily of royalty advances.
  These costs are expensed over the expected benefit periods.

DEFERRED CHARGES: Deferred charges consist primarily of loan issuance costs which are being amortized over the average life of the related debt and publication costs that are expected to be of significant benefit to future periods and other deferred charges, all of which are amortized over periods not greater than 60 months. Amortization for deferred charges was $376,000, $158,000 and $202,000 for fiscal 2002, 2001 and
  2000, respectively.

OTHER ASSETS: Other assets consist primarily of prepaid royalty costs for works and projects which are not expected to be released within the next fiscal year.

STOCK-BASED COMPENSATION:  SFAS No. 123, "Accounting for Stock-Based
  Compensation", encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), and related Interpretations. Under APB Opinion No. 25, no compensation cost related to employee stock options has been recognized because all options are issued with exercise prices equal to or greater than the fair market value at the date of grant. See Note L for further discussion.

INCOME TAXES: Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes are provided for temporary differences between the financial statement and income tax bases of assets and liabilities.

COMPUTATION OF NET INCOME (LOSS) PER SHARE: Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Common and Class B Common shares outstanding during the year. Diluted earnings per share reflects the dilutive effect of stock options outstanding during the period.

STATEMENT OF CASH FLOWS: For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less as cash equivalents.

ACCOUNTING ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTING PRONOUNCEMENTS:  In June 2001, the FASB issued SFAS No. 141,
  "Business Combinations." SFAS No. 141 supersedes APB Opinion No. 16, "Business Combinations", and requires all business combinations to be accounted for using the purchase method of accounting. In addition, SFAS No. 141 requires that identifiable, intangible assets be recognized apart from goodwill, based on meeting certain criteria. Implementation of SFAS No. 141did not have a material impact on the Company's consolidated financial statements.

  In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes
  SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and
  for Long-Lived Assets to be Disposed Of".    Implementation of SFAS No. 144
  is not expected to have a material impact on the Company's consolidated financial statements.

RECLASSIFICATIONS: Certain reclassifications of prior period amounts have been made to conform to the current year's presentation.

NOTE B - ACQUISITIONS

     On June 24, 1999, the Company acquired substantially all of the assets of Ceres LLC ("Ceres") for approximately $6.2 million, which included the assumption of certain liabilities. Ceres manufactured and marketed candles, primarily under private labels for the specialty and department store markets, and was headquartered in Hayward, California. The purchase price was allocated to the net assets acquired based on their estimated fair values, including identified intangible assets related to trademarks and customer lists in the amount of approximately $1 million. After final purchase price allocations during fiscal 2001, the excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $7.2 million. In December 2000, the Company discontinued
Ceres. The accompanying consolidated financial statements reflect the results of Ceres as a discontinued operation (see Note C).

     On December 30, 1999, the Company acquired substantially all of the assets of Rutledge Hill Press, Inc. for approximately $4.5 million including the assumption of certain liabilities. Rutledge Hill Press is a Nashville, Tennessee-based publisher that specializes in cooking, quilting, regional interest and Civil War titles. The purchase price was allocated to the net assets acquired based on their estimated fair values, including identified intangible assets related to trademarks and customer lists in the amount of approximately $0.1 million. After final purchase price allocations during fiscal 2001, the excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $0.9 million.

     On January 28, 2000, the Company acquired approximately 70% of the outstanding shares of NLTC from a group of investors for approximately $15.4 million in cash. NLTC, headquartered in Plano, Texas, operates two primary businesses. One, Women of Faith, hosts inspirational conferences for women at venues throughout the United States, and the other, Remuda Ranch Center for Anorexia and Bulimia, Inc. ("Remuda Ranch"), operates therapeutic centers in Arizona for women with eating disorders. During fiscal 2001, the Company paid approximately $0.8 million in cash and issued approximately 108,000 shares of the Company's Common Stock to acquire an additional 10% of the outstanding minority shares of NLTC, and, as of March 31, 2001, accepted additional minority shares of NLTC, representing 15% of the outstanding minority shares of NLTC, in lieu of notes receivable from a third party. The 2001 acquisition of the additional minority interest representing 25% of the outstanding shares of NLTC resulted in additional goodwill of approximately $3.7 million. At March 31, 2002, the Company owns approximately 99% of the outstanding shares of NLTC.

     At the date of acquisition, the Company declared its intent to sell Remuda Ranch. Accordingly, the accompanying consolidated financial statements reflect Remuda Ranch as an asset held for sale, and the Remuda Ranch operations have been excluded from the accompanying consolidated statements of operations (see Notes C and F) in accordance with Emerging Issue Task Force Issue No. 87-11, "Allocation of Purchase Price to Assets to Be Sold," ("EITF 87-11"), until April 1, 2001 (see Note C). The purchase price for NLTC was allocated to the net assets acquired based on their estimated fair values, including identified intangible assets related to trademarks and customer lists in the amount of $1 million. After final purchase price allocations during fiscal 2001, the excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $16.3 million.

     The fiscal 2000 acquisitions described above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of operations do not include any revenues or expenses related to these acquisitions prior to the respective closing dates. The cash portions of these acquisitions were financed through borrowings from the Company's Credit Agreements (see Note J). Following are the Company's unaudited pro forma results for fiscal year 2000, assuming the acquisitions, other than Ceres and Remuda Ranch (see Note C), occurred on April 1, 1999 (in thousands):

                                               2000
                                             ---------
                      Net Revenues           $293,199
                      Net Income               10,045
                      Earnings Per Share         0.71

     These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations, which would have actually resulted had the combinations been in effect on April 1, 1999, or of future results of operations.

NOTE C - DISCONTINUED OPERATIONS

     On October 11, 2001, the Company announced that it had entered into a definitive agreement by which the Company would sell and CRG Acquisition Corp. would purchase the Company's gift business, including substantially all of the assets and certain liabilities of the Company's wholly-owned subsidiary, The C.R. Gibson Company ("Gibson"). Gibson is a designer, marketer and distributor of premium stationery and memory albums, (i.e. the Company's gift product segment). The purchase was consummated on November 7, 2001, with an effective date of October 31, 2001, at a purchase price of $30.5 million, subject to certain purchase price adjustments, if any (see Note R). This sale resulted in a loss on disposal of $15.3 million. The Company also recognized a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with Gibson in accordance with SFAS No. 142. Gibson generated an operating income (loss) from discontinued operations of $(0.8) million, $(3.2) million and $0.3 million and net revenues of $45.7 million, $83.8 million and $83.5 million in fiscal years 2002, 2001 and 2000, respectively. Interest expense allocations to the gift discontinued operations were based on percentage of net assets employed and totaled
$1.4 million, $2.3 million and $2.2 million for fiscal years ended 2002, 2001 and 2000, respectively. The Company utilized net proceeds from the sale to pay down existing debt. The accompanying consolidated financial statements reflect the gift business segment as discontinued operations for all periods presented.

     During December 2000, the Company determined it would dispose of its Ceres candles operation, a former division of its gift segment. Ceres manufactured and marketed candles, primarily under private labels for the specialty and department store markets. This sale was completed in August 2001 for approximately $1.5 million. This sale resulted in a loss on disposal of $(0.5) million in fiscal 2002 and $(7.3) million in fiscal 2001. Ceres generated an operating loss from discontinued operations of $(1.3) million and $(1.0) million in fiscal years 2001 and 2000, respectively. Through the date of sale, Ceres generated net revenues of $2.5 million, $7.1 million and $7.4 million during fiscal years 2002, 2001 and 2000, respectively. Interest expense allocations to Ceres totaled $0.4 million, $0.9 million and $0.5 million for fiscal years 2002, 2001 and 2000, respectively.

     Effective April 1, 2001, Remuda Ranch was reclassified as a discontinued operation. For periods prior to April 1, 2001, Remuda Ranch net assets are reflected as assets held for sale in accordance with Emerging Issues Task Force Issue No. 87-11, "Allocation of Purchase Price to Assets to be Sold." Remuda Ranch was part of the NLTC acquisition during fiscal 2000 and was considered as assets held for sale from the acquisition date through March 31, 2001. The Company closed the sale of the Remuda Ranch net assets in July 2001 for approximately $7.2 million in cash and a $2 million note receivable. This sale resulted in a loss on disposal of $(0.3) million during fiscal 2002. Interest expense allocations to Remuda Ranch totaled $0.2 million in fiscal 2002. The fiscal 2002 operations of Remuda Ranch have been accounted for as discontinued operations and accordingly, their assets, liabilities and results of operations are segregated in the accompanying consolidated statements of operations and cash flows. Remuda Ranch net assets for periods prior to April 1, 2001 are classified as assets held for sale, and the results of operations and cash flows for periods up to April 1, 2001, are not included in the accompanying consolidated financial statements.

     All discontinued operations have been sold as of March 31, 2002. Assets and liabilities of discontinued operations as of March 31, 2001 are summarized below:

                                                        2001
                                                     -----------
   Receivables                                         $23,846
   Inventories                                          29,090
   Other current assets                                    609
   Less:  Accounts payable and accrued expenses,
     including estimated disposal costs                (14,620)
                                                     -----------
   Net current assets of discontinued operations        38,925

   Net property, plant and equipment                     6,626
   Goodwill                                             40,435
   Other assets                                          1,991
                                                     -----------
   Net non-current assets of discontinued operations    49,052

   Net assets of discontinued operations               $87,977
                                                     ===========

NOTE D - INVENTORIES

     Inventories consisted of the following at March 31 (in thousands):

                                            2002         2001
                                         ---------    ---------

     Finished goods                       $36,736      $46,941
     Work in process and raw materials      2,459        4,467
                                         ---------    ---------
                                          $39,195      $51,408
                                         =========    =========

NOTE E - PREPAID EXPENSES

     Prepaid expenses consisted of the following at March 31 (in thousands):

                                            2002         2001
                                         ---------    ---------
           Royalties                      $12,089      $11,979
           Prepaid production costs         2,135          919
           Other                              855        1,793
                                         ---------    ---------
                                          $15,079      $14,691
                                         =========    =========

NOTE F - ASSETS HELD FOR SALE

    Assets held for sale at March 31, 2001 include Remuda Ranch (see Notes B and C), which was sold in July, 2001 for approximately $7.2 million in cash and a $2 million note receivable. In accordance with EITF No. 87-11, during 2001 (the "holding period"), cash flows from operations, interest on incremental debt and the estimated proceeds from the sale were considered in the allocation of the purchase price to the net assets of Remuda Ranch. Accordingly, during 2001, the Company reallocated approximately $3.0 million to goodwill from Remuda Ranch's original purchase price allocation, based on the current estimated sales proceeds. During 2001, Remuda Ranch had pre-tax income of $0.6 million, including interest allocations of $1.3 million, which have been excluded from the accompanying consolidated statements of operations.

     At April 1, 2001, the Company determined the holding period had expired, in accordance with EITF No. 87-11. As a result, the Company applied the provisions of EITF No. 90-06, "Accounting for Certain Events not Addressed in Issue No. 87-11 Related to an Acquired Operating Unit to be Sold" and reflected Remuda Ranch as a discontinued operation in the Company's consolidated financial statements until it was sold in July 2001 (see Note C).

NOTE G - PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at March 31 (in thousands):

                                             2002          2001
                                           ---------    ---------
          Land                             $   291       $   748
          Buildings                          8,870         9,504
          Machinery and equipment           12,504        14,568
          Furniture and fixtures             4,020         6,729
          Other                              1,825         1,912
                                           ---------    ---------
                                            27,510        33,461
          Less allowance for
           depreciation and amortization   (18,268)      (20,681)
                                           ---------    ---------
                                           $ 9,242       $12,780
                                           =========    =========

     Depreciation expense was $2.6 million, $1.8 million and $2.1 million for fiscal years 2002, 2001 and 2000, respectively.

NOTE H - OTHER ASSETS

     Other assets consisted of the following at March 31 (in thousands):

                                             2002          2001
                                           ---------    ---------
  Prepaid royalties                         $3,061       $2,473
  Note receivable                            2,000          -
  Cash surrender value of life insurance
    policies                                 1,729        1,539
  Intangible assets, net                        51           34
  Other                                      1,279          953
                                           ---------    ---------
                                            $8,120       $4,999
                                           =========    =========

     Amortization expense for other assets was $25, 000, $281,000 and $23,000 for fiscal years 2002, 2001 and 2000, respectively.

NOTE I - ACCRUED EXPENSES

     Accrued expenses consisted of the following at March 31 (in thousands):

                                             2002          2001
                                           ---------    ---------
  Accrued royalties                         $ 4,862      $ 4,868
  Accrued payroll                               473          455
  Accrued commissions                           295          388
  Accrued interest                              346        1,118
  Accrued sales and property tax                343           17
  Net liability of discontinued operations    6,312        2,032
  Accrued group insurance                       565          625
  Other                                       2,407        2,715
                                           ---------    ---------
                                            $15,603      $12,218
                                           =========    =========


     Cash payments for interest were $6.6 million in 2002, $7.9 million in 2001 and $6.2 million in 2000.

NOTE J - LONG-TERM DEBT

     Long-term debt consisted of the following at March 31 (in thousands):

                                             2002          2001
                                           ---------    ---------
      Credit Agreements                     $44,100     $ 93,050
      Senior Notes                           11,374       14,396
      Industrial Revenue Bonds                  900        1,126
      Loan Agreement                            -            333
      Other                                     -          2,895
                                           ---------    ---------
                                             56,374      111,800
      Less current portion                   (3,322)      (5,202)
                                           ---------    ---------
                                            $53,052     $106,598
                                           =========    =========

     As of March 31, 2002, the Company's bank credit facilities consisted of a revolving credit facility and a $10 million credit facility (collectively, the "Credit Agreements"). The revolving credit facility bears interest at either the base rate or, at the Company's option, LIBOR plus a percentage, subject to adjustment based on certain financial ratios. The average interest rate for the revolving credit facility was approximately 4.92% at March 31, 2002. On June 29, 2001, the revolving credit facility was amended and included provisions to approve certain asset sales, to amend certain financial covenants, to adjust the interest rate structure, to recommend the cessation of the cash dividend and to change the maturity date to April 1, 2003. The
$10 million credit facility bears interest at LIBOR plus a percentage, subject to adjustment based on certain financial ratios, and matures on July 31, 2002. The $10 million credit facility is used for temporary cash needs on a daily basis and is classified as long-term debt, as long as the revolving credit facility has the capacity to fund the outstanding balance. Effective July 25, 2001, the revolving credit facility was reduced from $100 million to $92.8 million with the sale of Remuda Ranch. Effective November 7, 2001, the revolving credit facility was further reduced to $68.2 million due to the sale of Gibson. At March 31, 2002, the Company had $44.1 million outstanding under the Credit Agreements, and $34.1 million available for borrowing. Due to the seasonality of the Company's business, borrowings under the Credit Agreements typically peak during the third quarter of the fiscal year.

     On June 28, 2002, the Credit Agreements were replaced by a new $65 million Senior Unsecured Revolving Credit Facility (the "Credit Facility"). The Credit Facility bears interest at either the lenders' base rate or, at the Company's option, the LIBOR plus a percentage, based on certain financial ratios. The Company has agreed to maintain certain financial ratios and tangible net worth, as well as, to limit the payment of cash dividends. The Company expects to be in compliance with such covenants during fiscal 2003. The Credit Facility is for three years and matures on June 28, 2005.

     The Company has outstanding Industrial Revenue Bonds, which bear interest at rates from 7.35% to 8.1% and are due through 2005. At March 31, 2002, the Industrial Revenue Bonds were secured by property, plant and equipment with a net book value of approximately $1.3 million.

     The Company has outstanding $11.4 million in Senior Notes, which bear interest at rates from 6.68% to 8.31% and are due through fiscal 2006. Under the terms of the Senior Notes, the Company has agreed, among other things, to limit the payment of cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. At March 31, 2002, the Company was in compliance with all covenants of the Senior Notes.

     Maturities of long-term debt for the years ending March 31, reflecting the Credit Facility dated June 28, 2002, are as follows (in thousands):

                        2003                 $ 3,322
                        2004                   3,322
                        2005                   3,322
                        2006                  46,408
                        2007 and thereafter      -
                                             --------
                                             $56,374
                                             ========


NOTE K - LEASES

     Total rental expense for operating leases associated with continuing operations, including short-term leases of less than a year, amounted to approximately $3.2 million in 2002, $3.0 million in 2001 and $2.5 million in 2000. Generally, the leases provide that, among other things, the Company shall pay for utilities, insurance, maintenance and property taxes in excess of base year amounts.

     Minimum rental commitments under non-cancelable operating leases for the years ending March 31 are as follows (in thousands):



                                            Operating
                                             Leases
                                            ---------
              2003                            $2,074
              2004                             1,637
              2005                             1,507
              2006                             1,035
              2007                               319
              2008 and thereafter              1,237
                                            ---------
           Total minimum lease payments       $7,809
                                            =========

NOTE L - STOCK PLANS

     1992 EMPLOYEE STOCK INCENTIVE PLAN: The Company has adopted the 1992 Amended and Restated Employee Stock Incentive Plan (the "Stock Incentive Plan"), which is administered by the Company's Compensation Committee. Stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and other stock-based awards may be granted to employees under this plan. In addition, 140,000 shares of Common stock have been authorized for issuance under this plan for annual stock option grants to each of the Company's outside directors for the purchase of 2,000 shares of Common stock. Stock options have been granted under this plan as indicated in the table below. The options in the Stock Incentive Plan vest at a rate of 33 1/3% on the first through third anniversaries of the date of grant, subject to certain performance goals, and vest in full if the executive is employed on the third anniversary of the date of grant, regardless of whether such goals are met.
At March 31, 2002, there were options to purchase 278,667 shares of Common Stock and 330,000 shares of Class B Common stock exercisable. The weighted average life of the options outstanding in the Stock Incentive Plan at March 31, 2002, was four years.



                                                         Weighted
                         Remaining  Outstanding Options  Average     Weighted
                          Shares    -------------------  Exercise     Average
                         Reserved	 Common    Class B   /Grant        Fair
                         For Grant   Stock     Stock      Price        Value
                       --------------------------------------------------------
April 1, 1999            138,261    507,000   1,405,000   15.86
Options canceled          90,500    (85,500)     (5,000)  12.16
Options granted          (12,000)    12,000         -     10.00        $4.82
Stock awards              (1,635)       -           -      9.94
                       --------------------------------------------------------
March 31, 2000           215,126    433,500   1,400,000   15.89
                       ========================================================
Options canceled       1,088,500   (108,500)   (980,000)  17.76
Options granted         (367,000)   367,000         -      6.91        $3.10
Stock awards              (1,635)       -           -      6.50
                       --------------------------------------------------------
March 31, 2001           934,991    692,000     420,000   11.16
                       ========================================================
Options canceled         413,334   (324,000)    (90,000)  10.86
Options granted         (573,500)   573,500         -      7.10        $4.05
Stock awards                 -          -           -       -
                       --------------------------------------------------------
March 31, 2002           774,825    941,500     330,000    9.52
                       ========================================================


     1989 NLTC STOCK INCENTIVE PLAN: NLTC has a stock option plan that provides for granting to officers and key employees non-qualified options to purchase its Common Stock. Options shall not be priced at less than 85% of the fair value at the date of grant or be granted for terms of greater than ten years. Options outstanding generally vest after four years of employment, or at 25% per year. No options have been granted under this plan since the Company's acquisition of NLTC. At March 31, 2002 and 2001, there were options to purchase approximately 0.6 million and 1.2 million shares outstanding under this plan, of which approximately 0.5 million and 1.0 million were exercisable, respectively. At March 31, 2002, the weighted average exercise price on outstanding options and exercisable options was approximately $0.85 per share and the weighted average life was four years. At March 31, 2001, the weighted average exercise price on outstanding options and exercisable options was approximately $0.96, and the weighted average life was five years.

     STOCK-BASED COMPENSATION PLANS: The Company accounts for options issued to employees and directors under APB Opinion No. 25 and related interpretations. All options are granted with exercise prices equal to or greater than market value of the Company's Common stock on the date of grant.
 As a result, no compensation cost has been recognized.

     SFAS No. 123 established new financial accounting and reporting standards for stock-based compensation plans. The Company has adopted the disclosure-only provision of SFAS No. 123. As a result, no compensation cost has been recognized for the Company's employee stock option plans. Had compensation cost for the employee stock option plans been determined based on the fair value at the grant date for awards in fiscal 2002, 2001 and 2000 consistent with the provisions of SFAS No. 123, the Company's net income
(loss) and net income (loss) per share would have been reduced (increased) to the following pro forma amounts for the 2002, 2001 and 2000 fiscal years:


                                             2002      2001     2000
                                          ---------------------------
      Net income (loss):
                   As reported            $(49,474)  $(2,834)  $9,941
                                          ===========================
                   Pro forma              $(49,667)  $(2,987)  $9,750
                                          ===========================

      Net income (loss) per share:
         Basic -   As reported            $  (3.45)  $ (0.20)  $ 0.70
                                          ===========================
                   Pro forma              $  (3.46)  $ (0.21)  $ 0.68
                                          ===========================
         Diluted - As reported            $  (3.41)  $ (0.20)  $ 0.70
                                          ===========================
                   Pro forma              $  (3.43)  $ (0.21)  $ 0.68
                                          ===========================

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

     The fair value of each option on its date of grant has been estimated for pro forma purposes using the Black-Scholes option pricing model using the following weighted average assumptions:

                                         2002         2001         2000
                                      ---------    ---------     ---------
    Expected dividend payment         $   -         $ 0.16         $ 0.16
    Expected stock price volatility     35.40%       34.45%         11.83%
    Risk free interest rate              5.38%        6.27%          5.45%
    Expected life of options           9 years      9 years        9 years


    1997 DEFERRED COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS: The Company adopted the 1997 Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan"), which is administered by the Compensation Committee. The Deferred Compensation Plan is a non-qualified plan that allows eligible non-employee members of the Company's Board of Directors to elect to defer receipt of all or any portion of annual base fees payable to them for services rendered to the Company as Directors. The participating Directors are awarded performance units of the Company's Common Stock at fair market value on the deferral dates and dividend payment dates. Distributions at age 65 or 70 are paid in cash, based on the value of the performance units at the time of distribution, payable in a lump sum or in installments. Compensation expense is recognized on deferral dates, dividend payment dates, and based on changes in the quoted price of the Company's Common Stock. During fiscal years 2002, 2001 and 2000, compensation expense in relation to the Deferred Compensation Plan, was recorded in the amounts of approximately $0.3 million, $0.1 million and $0.1 million, respectively.

NOTE M - RETIREMENT PLANS

     The Company administers the Thomas Nelson, Inc. Savings and Investment Plan ("Company Plan"), which includes an ESOP and a 401(k) salary deferral feature. In addition, Gibson maintains The C.R. Gibson Company Employee Stock Ownership Plan ("Gibson ESOP") and The C.R. Gibson Company Savings and Investment Plan ("Gibson 401(k) Plan"). The Company Plan covers all eligible officers and employees other than those employed by Gibson. The Company, at its discretion, matches each employee's 401(k) contribution annually and, in addition, may make retirement contributions to the ESOP at its discretion.
The Gibson ESOP and Gibson 401(k) Plan benefit all eligible Gibson employees.
 Gibson matches, at its discretion, each Gibson employee's 401(k) contributions annually and contributes 4% of the first $6,600 of each participant's compensation in the Gibson 401(k) Plan. The Company's contributions to these retirement plans, including matching contributions, totaled $2.4 million in 2000.

     In fiscal 2001, the Gibson ESOP and Gibson 401(k) plans were merged into the Company Plan. The surviving plan continued to allow employer discretionary contributions to a stock bonus feature and continued to have a 401(k) feature. The surviving plan allows all eligible employees to elect deferral contributions of between 1% and 15% of their eligible compensation. The Company will match 100% of each participant's salary deferral contributions up to 3% of eligible compensation and 50% of the next 2% of eligible compensation. The new 401(k) matching schedule was retroactive to January 1, 2000, in order for the surviving plan to qualify as a "safe harbor" 401(k) plan under applicable Internal Revenue Code Sections. The Company's contributions under this plan, including matching contributions, totaled $0.7 million and $2.5 million during fiscal 2002 and 2001, respectively.

     NLTC has adopted a profit sharing plan, which is qualified under section 401 of the Internal Revenue Code. Eligible employees over 21 years of age may participate in the plan after one year of credited service with NLTC. NLTC's contribution to the plan for any year is discretionary. During fiscal 2002 and 2001, NLTC matched 20% of all employee contributions, up to 15% of eligible compensation. The Company's matching contributions under this plan totaled $24,000 during fiscal 2002 and $176,000 during fiscal 2001.

NOTE N - COMMON STOCK

     The Company has declared and paid a dividend of four cents per share every quarter during fiscal 2001 and 2000 and for the first quarter of fiscal 2002.
 The Board of Directors, at its quarterly meetings, approves and declares the amount and timing of the dividends, if any. On August 23, 2001, the Company's Board of Directors adopted management's recommendation to suspend the payment of dividends on the Company's Common and Class B Common Stock.

	Class B Common Stock carries ten votes per share and is convertible to Common Stock on a one-to-one ratio at the election of the holder.

NOTE O - INCOME TAXES

     The income tax provision (benefit) is comprised of the following for the fiscal years ended March 31,
(in thousands):

                                         2002         2001         2000
                                      ---------    ---------     ---------
        Current:
          U.S. federal                 $(7,800)     $ 1,670       $ 5,369
          State                           (929)       1,167         1,069
          Foreign                          -            -             150
                                      ---------    ---------     ---------
            Total current               (8,729)       2,837         6,588
        Deferred                         4,470       (4,571)       (1,803)
                                      ---------    ---------     ---------
        Total tax provision (benefit)  $(4,259)     $(1,734)      $ 4,785
                                      =========    =========     =========

        Provision for income taxes
          from continuing operations   $ 4,495      $ 5,160       $ 4,407
        Provision (benefit) for
          income taxes from
          discontinued operations       (8,754)      (6,894)          378
                                      ---------    ---------     ---------
        Total tax provision (benefit)  $(4,259)     $(1,734)       $4,785
                                      =========    =========     =========

     SFAS No. 109 permits the recognition of a deferred tax asset if it is more likely than not that the future tax benefit will be realized. The Company believes that, based on its history of profitable operations, the net deferred tax asset will be realized on future tax returns, primarily from the generation of future taxable income. The Company maintains a valuation allowance against net deferred tax assets. The valuation allowance consists primarily of contribution carryforwards for which utilization is uncertain due to limited carryforward periods and cumulative tax losses in recent years.
The net deferred tax asset is comprised of the following at March 31 (in thousands):

                                             2002          2001
                                           ---------    ---------
      Deferred tax assets:
      Contributions                        $ 2,909      $ 2,786
      Inventory obsolescence reserve         1,765        2,650
      Bad debt and returns reserves          2,053        3,463
      Inventory-unicap tax adjustment        1,017        1,217
      Advances and prepaid expenses            123           (6)
      Accrued liabilities                    1,896        5,430
      Deferred charges                         (84)         -
      Valuation allowance                   (1,713)      (2,030)
                                           ---------    ---------
                                             7,966       13,510
      Deferred tax liabilities:
      Accelerated depreciation                (792)        (874)
      Deferred charges                         -           (992)
                                           ---------    ---------
                                              (792)      (1,866)

        Net deferred taxes                 $ 7,174      $11,644
                                           =========    =========



     Reconciliation of income taxes from continuing operations computed at the U.S. federal statutory tax rate to the Company's effective tax rate is as follows for the fiscal years ended March 31:

                                            2002         2001         2000
                                         ---------    ---------     ---------
      U.S. federal statutory
         tax rate provision                34.0%        34.0%          34.0%
      State taxes on income,
         net of federal tax effect          2.5%         2.5%           2.5%
      Tax benefit of foreign
         translation adjustment
         charge-off                          -            -            (7.2)%
      Effective tax rate                   36.5%        36.5%          29.3%


     During the fourth quarter of fiscal year 2000, the Company closed a foreign subsidiary in the United Kingdom. This subsidiary distributed products throughout Europe. The Company continues to sell products in Europe through third-party distributor arrangements. This closure did not have a material impact on the Company's consolidated financial statements. While this foreign subsidiary produced only nominal revenues and operating income over the last several years, it did generate a substantial cumulative foreign currency translation loss over the course of its existence. Upon the closure of this foreign subsidiary, the Company realized a permanent tax benefit of approximately $0.6 million, related to the cumulative foreign currency translation loss.

     Cash payments for income taxes were $2.3 million, $5.2 million and $6.7 million in 2002, 2001 and 2000, respectively.


NOTE P - QUARTERLY RESULTS (UNAUDITED)

     Summarized results for each quarter in the fiscal years ended March 31, 2002 and 2001 are as follows (dollars in thousands, except per share data):

                                          1st       2nd       3rd       4th
                                        Quarter   Quarter   Quarter   Quarter
                                     ------------------------------------------
2002
----

Net revenue                           $ 45,414   $ 58,710   $ 61,167   $ 50,261
Operating income                         1,569      6,471      4,035      4,113
Income from continuing operations          540      3,294      1,875      2,112
Loss from discontinued operations         (234)   (15,239)       -       (1,389)
Cumulative effect of a change in
   accounting principle                (40,433)       -          -          -
Net income (loss)                      (40,127)   (11,945)     1,875        723
Income per share from continuing
   operations                             0.04       0.23       0.13       0.15
Loss per share from discontinued
   operations                           (0.02)      (1.06)       -        (0.10)
Loss per share from change in
   accounting principle                 (2.82)        -          -          -
Net income (loss) per share             (2.80)      (0.83)      0.13       0.05


2001
----

Net revenue                          $ 49,202    $ 55,703   $ 54,372   $ 54,870
Operating income                        4,016       5,885      4,202      3,524
Income from continuing operations       1,971       3,011      2,150      1,845
Income (loss) from discontinued
   operations                          (1,158)          3     (7,306)    (3,350)
Net income (loss)                         813       3,014     (5,156)    (1,505)
Income per share from continuing
   operations                            0.14        0.21       0.15       0.13
Loss per share from discontinued
   operations                           (0.08)        -        (0.51)     (0.24)
Net income (loss) per share              0.06        0.21      (0.36)     (0.11)


    The quarterly results for fiscal 2002 have been adjusted to reflect the cumulative effect of a change in accounting principle, associated with the adoption of SFAS No. 142. The Company originally recorded the goodwill impairment of $40.4 million as a loss from discontinued operations in the second quarter. In accordance with SFAS No. 142, the Company has restated its results of operations to reflect the $40.4 million as a cumulative effect of a change in accounting principle in the first quarter.

NOTE Q - COMMITMENTS AND CONTINGENCIES

     The Company has commitments to provide advances to certain authors in connection with products being developed for the Company. These commitments totaled approximately $9.4 million at March 31, 2002. The timing of payments will be dependent upon the performance by the authors of conditions provided in the applicable contracts. It is anticipated that a substantial portion of the commitments will be completed within the next four years.

     The Company is subject to various other legal proceedings, claims and liabilities, which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

NOTE R - RELATED PARTY TRANSACTIONS

     Effective October 31, 2001, the Company sold the assets of its gift division to CRG Acquisition Corp., now known as C.R. Gibson, Inc., for consideration of $30.5 million, subject to adjustment. At the date of sale,
S. Joseph Moore became President of C.R. Gibson, Inc. Mr. Moore's employment with the Company terminated at the date of sale; however, he remains a member of the Company's board of directors. The Company and C.R. Gibson, Inc. are engaged in discussions concering the amount of the final purchase price adjustment related to minimum working capital and accounts receivable under the Amended and Restated Asset Purchase Agreement dated as of October 31, 2001. The Company believes it has adequately reserved for such purchase price adjustment, if any. In connection with the sale transaction, the parties also entered into a Transaction Services Agreement whereby the Company provides warehousing, accounting and other administrative services to C.R. Gibson, Inc. The Company received fees under this agreement totaling approximately
$3.0 million in fiscal 2002 and expects to continue to provide transition services during the first half of fiscal 2003.

     The Company is obligated to pay $2.5 million under the terms of a "put option" from the Asset Purchase Agreement. This option gives C. R. Gibson, Inc. the right to require the Company to repurchase the Beacon Falls Distribution Center. At March 31, 2002 the liability for the option is recorded in Accrued Expenses, and the distribution center is recorded as an Asset Held for Sale. The Company believes that the value of the option approximates the fair value of the property.

NOTE S - FINANCIAL INSTRUMENTS

     The following disclosure of estimated fair value of financial instruments as of March 31, 2002 is made in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using available market information as of March 31, 2002 and 2001, respectively. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market transaction (in thousands):

                                       2002                     2001
                               ----------------------   ----------------------
                                Carrying   Estimated     Carrying   Estimated
                                 Amount    Fair Value     Amount    Fair Value
                               ----------------------   ----------------------
CASH AND CASH EQUIVALENTS       $   535     $   535      $ 2,134     $ 2,134

LONG-TERM DEBT:
  Credit Agreements             $44,100     $44,100      $93,050     $93,050
  Senior Notes                   11,374      11,491       14,396      14,539
  Industrial Revenue Bonds          900         900        1,126       1,126
  Loan Agreement                    -           -            333         333
  Other                             -           -          2,895       2,895


     The carrying values of the cash and cash equivalents approximate the fair value based on the short-term nature of the investment instruments. The fair values of the Senior Notes are based on the quoted prices from financial institutions. The carrying value of the Company's Credit Agreements and Loan Agreement approximate the fair value. Due to the variable rate nature of the instruments, the interest rate paid by the Company approximates the current market rate demanded by investors; therefore, the instruments are valued at par. The carrying value of the Industrial Revenue Bonds approximates the fai value.

     Outstanding letters of credit totaled $0.8 million as of March 31, 2002 and 2001. The letters of credit guarantee performance to third parties of various trade activities. Fair value estimated on the basis of fees paid to obtain the obligations is not material at March 31, 2002 and 2001.

     Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base.

NOTE T - OPERATING SEGMENTS

     The Company is organized and managed based upon its products. After discontinuing the gift business segment in fiscal 2002, the Company has one reportable business segment, identified as publishing. The publishing segment primarily creates and markets Bibles, inspirational books and videos and hosts inspirational seminars for women.

     No single customer accounted for as much as 10% of consolidated revenues in fiscal 2002, 2001 or 2000. Foreign revenues accounted for less than 10% of consolidated revenues in fiscal 2002, 2001 and 2000.



               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Thomas Nelson, Inc. and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Thomas Nelson, Inc. (a Tennessee corporation) and Subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thomas Nelson, Inc. and Subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

     As explained in Note A to the consolidated financial statements, upon doption of a new accounting pronouncement, effective April 1, 2001, the Company changed its method of accounting for goodwill and other intangible assets.

/s/ Arthur Andersen LLP
Nashville, Tennessee
May 10, 2002
(except for Note J, as to which the date is June 28, 2002)



                     OTHER FINANCIAL INFORMATION
                             (Unaudited)

     The Common stock and the Class B Common stock are traded on the NYSE under
the symbols "TNM" and "TNMB," respectively.   The following table sets forth,
for the periods indicated, the high and low closing sales prices as reported on the NYSE composite tape:

                             Common             Class B
                             Stock            Common Stock
                      ----------------------------------------- Dividends Paid
                        High       Low       High       Low        Per Share
                      --------------------------------------------------------
Fiscal 2002
-----------
   First Quarter        $ 7.4500   $ 6.3500   $ 7.5000   $ 6.6000    $0.04
   Second Quarter         8.5000     6.8000     8.5000     6.7500     0.04
   Third Quarter         11.1300     8.0900    11.0000     8.6000      -
   Fourth Quarter        12.1500     9.9800    12.0000    10.6500      -
                                                                    -------
                                                                     $0.08
                                                                    =======

Fiscal 2001
-----------
   First Quarter        $ 9.6250   $ 6.2500   $11.2500   $ 7.5000    $0.04
   Second Quarter         9.1875     7.6250    10.5000     9.5000     0.04
   Third Quarter          8.3750     5.2500     9.0000     6.1250     0.04
   Fourth Quarter         7.7500     6.0000     7.6250     6.3125     0.04
                                                                    -------
                                                                     $0.16
                                                                    =======

     As of June 24, 2002, there were 855 record holders of the Common stock and 562 record holders of the Class B Common stock.

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

     On August 23, 2001, the Company's Board of Directors adopted management's recommendation to suspend the payment of dividends on the Company's Common and Class B Common stock.