Form 10-K, Exhibit 13
period 2003-03-31
NELSON THOMAS INC
filed 2003-06-30
CIK 71023

EXHIBIT 13


                      Selected Financial Data
               (in thousands, except per share data)
YEARS ENDED
March 31,                     2003      2002        2001     2000      1999
-----------------------------------------------------------------------------
OPERATING RESULTS (a):
Net revenues (b)            $217,217  $215,552   $214,147  $182,001  $173,903
                            ========  ========   ========  ========  ========
Operating income            $ 18,926  $ 16,563   $ 17,785  $ 18,560  $ 17,970
                            ========  ========   ========  ========  ========

Income from continuing
  operations                $ 10,184  $  7,821   $  8,977  $ 10,657  $  8,615
Income (loss) from
  discontinued
  operations (c)                  -- (  16,862) (  11,811)(     716)      240
Cumulative effect of a
  change in accounting
  principle (d)                   -- (  40,433)        --        --        --
                            --------  --------   --------  --------  --------
Net income (loss)           $ 10,184 ($ 49,474) ($  2,834) $  9,941  $  8,855
                            ========  ========   ========  ========  ========

Cash flow:
  Net cash provided by
   continuing operating
   activities               $ 34,439  $ 23,199   $    348  $  8,781  $  1,485
   Net cash provided by
   (used in) discontinued
   operating activities        1,660 (   3,092)        57 (  12,692)(   1,215)
  Net cash provided by
   (used in) investing
   activities              (   4,569)   34,705  (     666)(  15,299)    1,093
  Net cash provided by
   (used in) financing
   activities              (  30,358)(  56,411)     1,574    19,757 (  39,734)

EBITDA(e):
Income from continuing
  operations                $ 10,184  $  7,821   $  8,977  $ 10,657  $  8,615
Interest expense               3,026     4,295      3,738     3,549     4,452
Provision for income taxes     5,878     4,495      5,160     4,407     4,962
Depreciation and
  amortization                 2,061     2,649      2,841     2,475     3,345
                            --------  --------   --------  --------  --------
EBITDA from continuing
  operations                  21,149   19,260      20,716    21,088    21,374
                            --------  -------    --------  --------  --------
Changes in working capital
  and other                   13,290    3,939   (  20,368)(  12,307)(  19,889)
                            --------  --------   --------  --------  --------
  Net cash provided by
   continuing operatiing
   activities               $ 34,439  $ 23,199   $    348  $  8,781  $  1,485
                            ========  ========   ========  ========  ========
-----------------------------------------------------------------------------
FINANCIAL POSITION:
Total assets                $163,055  $185,389   $287,238  $286,595  $242,499
Working capital               60,994    84,262    140,466   145,897   117,841
Total debt                    25,952    56,374    111,800   107,941    84,307
Shareholders' equity          87,824    77,576    127,437   131,732   125,649
Long-term debt to total
  capitalization               22.8%     42.1%      46.7%     45.0%     40.2%
-----------------------------------------------------------------------------
DILUTED PER SHARE DATA (a):
Income per share from
  continuing operations     $   0.70  $   0.54   $   0.62  $   0.75  $   0.48
Income (loss) per share
  from discontinued
  operations (c)                  -- (    1.16) (    0.82)(    0.05)     0.01
Cumulative effect of a
  change in accounting
  principle (d)                   -- (    2.79)        --        --        --
                            --------  --------   --------  --------  --------
Net income (loss) per share $   0.70 ($   3.41) ($   0.20) $   0.70  $   0.49
                            ========  ========   ========  ========  ========
Dividends declared per
  share                     $     --  $   0.04   $   0.16  $   0.16  $   0.16
EBITDA per share (e)            1.45      1.33       1.43      1.48      1.19
Book value per share            6.11      5.40       8.88      9.26      8.73
Weighted average number of
  shares outstanding
  (in thousands) (f)          14,596    14,488     14,535    14,244    17,929

-----------------------------------------------------------------------------
(a) For all periods presented, operating results and per share data have been restated for discontinued operations.
(b) The increase in net revenues during fiscal 2001 was primarily attributable to the full year of operations of fiscal 2000 acquisitions.
(c) Discontinued operations include Ceres Candles and Gifts, Remuda Ranch Center for Anorexia and Bulimia, Inc. and The C.R. Gibson Company.
(d) The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", as of April 1, 2001. The adoption of SFAS No. 142 resulted in a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with the Company's gift division, which was discontinued and sold during fiscal 2002.
(e) We believe EBITDA (earnings from continuing operations before interest, taxes, depreciation and amortization) provides a useful measure of cash flows from operations for our investors because EBITDA is an industry comparative measure of cash flows generated by our operations prior to the payment of interest and taxes and because it is a financial measure used by management to assess the performance of our Company. EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States of America and should not be considered in isolation or construed as a substitute for net income or other operations data or cash flow data prepared in accordance with accounting principles generally accepted in the United States of America for purposes of analyzing our profitability or liquidity. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a portion of such funds are subject to contractual restrictions and functional requirements to pay debt service, fund necessary capital expenditures and meet other commitments from time to time as described in more detail in this Annual Report and on Form 10-K. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies.
(f) Represents diluted weighted average number of shares outstanding in accordance with SFAS No. 128.


             Management's Discussion & Analysis of Financial
                   Condition and Results of Operations

OVERVIEW

     Thomas Nelson, Inc. (a Tennessee corporation) and subsidiaries (the "Company"), is a publisher, producer and distributor of Bibles, books, videos and CD-ROM products emphasizing Christian, inspirational and family value themes; the Company also hosts inspirational conferences. The principal markets for the Company's products are Christian bookstores, general bookstores, mass merchandisers and direct marketing to consumers in English-speaking countries.


CRITICAL ACCOUNTING POLICIES

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

     Revenue Recognition: The Company has four primary revenue sources: sales of publishing product, attendance fees and product sales from its conferences, royalty income from licensing copyrighted material to third parties and billed freight. Revenue from the sale of publishing product is recognized upon shipment to the customer. In accordance with Securities and Exchange Commission's Staff Accounting Bulletin No. 101 regarding revenue recognition, we recognize revenue only when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably expected. An allowance for sales returns is recorded where return privileges exist. The returns allowance is determined by using a 12-month rolling average return rate, multiplied by gross sales occurring over the previous four-month period by market sales channel. Historical experience reflects that product is generally returned from and credited to customers' accounts within the first 120 days of the original sale. The Company's analysis indicated that its experience changed during fiscal 2002 from 90 days to 120 days, which resulted in an increase in the returns allowance for the period. This change in accounting estimate effectively reduced reported sales by $1.9 million for the fourth quarter and fiscal year 2002. The 120-day analysis was used consistently for all periods during fiscal 2003. The full amount of the returns allowance, net of inventory and royalty costs (based on current gross margin rates), is shown as a reduction of accounts receivable in the accompanying consolidated financial statements. Returns of publishing products from customers are accepted in accordance with standard industry practice. Generally, products that are designated as out-of-print are not returnable 90 days after notice of out-of-print status is given to the customer. Also, certain high discount sales are not returnable. Revenue from seminars is recognized as the seminars take place. Cash received in advance of seminars is included in the accompanying financial statements as deferred revenue. Royalty income from licensing the Company's publishing rights is recorded as revenue when earned under the terms of the applicable license, net of amounts due to authors. Billed freight consists of shipping charges billed to customers and is recorded as revenue upon shipment of product.

     Allowance for Doubtful Accounts: The Company records an allowance for doubtful accounts as a reduction to accounts receivable in the accompanying consolidated financial statements. The valuation allowance has a specific component related to accounts with known collection risks and a component which is calculated using a 5-year rolling bad debt history applied as a percentage of the accounts receivable balance, less the specific component of the allowance. In fiscal 2003, the Company changed from a 10-year rolling bad debt history to a 5-year history to compute the allowance in order to better reflect the current economic environment. This change did not have a material impact on the allowance balance. Our credit department identifies specific allowances for each customer who is deemed to be a collection risk, may have filed for bankruptcy protection or may have disputed amounts with the Company.

     Inventories: Inventories are stated at the lower of cost or market value using the first-in, first-out (FIFO) valuation method. The FIFO method of accounting for inventory was selected to value our inventory at the lower of market value or current cost because the Company continuously introduces new products, eliminates existing products and redesigns products. Therefore, inflation does not have a material effect on the valuation of inventory. Costs of producing publishing products are included in inventory and charged to operations when product is sold or otherwise disposed. These costs include paper, printing, binding, outside editorial and design, typesetting, artwork, international freight and duty costs, when applicable. The Company policy is to expense all internal editorial, production, warehousing and domestic freight-in costs as incurred, except for certain indexing, stickering, typesetting and assembly costs, which are capitalized into inventory. Costs of abandoned publishing projects are charged to operations when identified. The Company also maintains an allowance for excess and obsolete inventory as a reduction to inventory in the accompanying consolidated financial statements. This allowance is based on historical liquidation recovery rates applied to inventory quantities identified in excess of a twenty-four month supply on hand for each category of product.

     Royalty Advances/Pre-Production Costs: Royalty advances are typically paid to authors, as is standard in the publishing industry. These advances are either recorded as prepaid assets or other (long-term) assets in the accompanying consolidated financial statements, depending on the expected publication date (availability for shipment) of the product. Author advances for trade books are generally amortized over five months beginning when the product is first sold into the market. The Company's historical experience is that typically 80% of book product sales occur within the first five months after release into the market. Reference and video royalty advances are generally amortized over a twelve-month period beginning with the first sale date of the product, as these products typically have a longer sales cycle than books. Royalty advances for significant new Bible products are amortized on a straight-line basis for a period not to exceed five years
(as determined by management).

     When royalty advances are earned through product sales at a faster pace than the amortization period, the amortization expense is accelerated to match the royalty earnings. Unamortized advances are reviewed monthly for abandoned projects or titles that appear to have unrecoverable advances.
All abandoned projects and advances that management does not expect to fully recover are charged to operations when identified.

     For authors with multiple book/product contracts, the advance is amortized over a period that encompasses the publication of all products, generally not to exceed 24 months or the actual recovery period, whichever is shorter. Advances to our most important authors are typically expensed as they are recovered through sales. These authors generally have multiple year and multiple book contracts, as well as strong sales history of backlist titles (products published during preceding fiscal years) that can be used to recover advances over long periods of time.

     Many Bible, reference and video products require significant development costs prior to the actual printing or production of the saleable product. These products also typically have a longer life cycle. All video pre-production costs are amortized over 12 months on a straight-line basis. Pre-production costs for significant Bible and reference products are recorded as deferred charges in the accompanying consolidated financial statements and are amortized on a straight-line basis, for a period not to exceed five years (as determined by management).

     Goodwill and Intangible Assets: In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized, but tested for impairment by comparing net book carrying values to fair market values upon adoption and periodically thereafter. The Company has adopted the provisions of SFAS No. 142 as of April 1, 2001. The adoption of SFAS No. 142 resulted in a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with the Company's gift division, which was discontinued
and sold during fiscal 2002.   The adoption of this new pronouncement had a
favorable impact on continuing operations by eliminating amortization of remaining goodwill attributable to continuing operations, which amounted to a pre-tax impact of $1 million. In accordance with SFAS No. 142, goodwill was tested for impairment by the Company's reporting units: Publishing and Conferences. The fair value for the assets of the Publishing and Conferences reporting units was evaluated using discounted expected cash flows and current market multiples, and it was determined that no impairment existed during fiscal 2003.


RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain selected statement of operations data of the Company expressed as a percentage of net revenues and the percentage change in dollars of such data from the prior fiscal year.

                                                       Fiscal Year-to-Year
                             Years Ended March 31,     Increase (Decrease)
                           ------------------------ -------------------------
                             2003    2002    2001   2002 to 2003 2001 to 2002
                            ------  ------  ------  ------------ ------------
Net Revenues:
   Publishing                86.4     87.3     89.4      (0.4)       (1.6)
   Conferences               13.6     12.7     10.6       8.6        20.0
                            ------   ------   ------    ------      ------
Total net revenues          100.0    100.0    100.0       0.8         0.7


Costs and expenses:
   Cost of goods sold        59.6     60.2     60.3      (0.2)        0.5
   Selling, general and
     administrative          30.8     30.9     30.1       0.3         3.5
Depreciation and
     amortization             0.9      1.2      1.3     (22.2)       (6.8)
                            ------   ------   ------    ------      ------
 Total costs and expenses    91.3     92.3     91.7      (0.4)        1.3
                            ------   ------   ------    ------      ------
Operating income              8.7      7.7      8.3      14.3        (6.9)
                            ------   ------   ------    ------      ------
Interest expense              1.4      2.0      1.7     (29.5)       14.9
                            ------   ------   ------    ------      ------
Income from continuing
  operations                  4.7      3.6      4.2      30.2       (12.9)
                            ------   ------   ------    ------      ------
Loss from discontinued
  operations                   -      (7.8)    (5.5)
                            ------   ------   ------
Cumulative effect of
  change in accounting
  principle                    -     (18.8)      -
                            ------   ------   ------
Net income (loss)             4.7    (23.0)    (1.3)
                            ======   ======   ======

     The Company's net revenues fluctuate seasonally, with revenues in the first fiscal quarter historically being less than the remaining quarters of the year. Seasonality is the result of increased consumer purchases of the Company's products during the traditional calendar year-end holidays. Due to this seasonality, the Company has historically incurred a loss or recognized only a small profit during the first quarter of each fiscal year. In addition, the Company's quarterly operating results may fluctuate significantly due to new product introductions, the timing of selling, marketing and other operating expenses and changes in sales and product mixes.

     The following discussion includes certain forward-looking statements. Actual results could differ materially from those in the forward-looking statements, and a number of factors may affect future results, liquidity and capital resources. These factors include, but are not limited to, softness in the general retail environment, the timing and acceptance of products being introduced to the market, the level of product returns experienced, the level of margins achievable in the marketplace, the recoupment of royalty advances, the effects of acquisitions or dispositions, the financial condition of our customers and suppliers, the realization of inventory values at carrying amounts, our access to capital and realization of income tax (including the outcome of any future Internal Revenue Service audits) and intangible assets. Future revenue and margin trends cannot be reliably predicted and may cause the Company to adjust its business strategy during the 2004 fiscal year. The Company disclaims any intent or obligation to update forward-looking statements.


Fiscal 2003 Compared to Fiscal 2002
-----------------------------------

     Net revenues in fiscal 2003 increased $1.7 million, or 0.8%, over fiscal 2002. Net revenues from publishing products decreased $0.7 million, or 0.4%, primarily due to the weak retail environment. Management believes that, even with the slight decline in net revenues, the Company's publishing business has increased its market share for Christian publishing product, particularly in the CBA market. Net revenues from conferences increased $2.3 million, or 8.6%, primarily due to the number and timing of conferences and stronger attendance per conference in the current year, partially offset by the elimination of the children's holiday events that were held in the previous fiscal year. In fiscal 2003, the Company hosted 28 conferences, compared to 26 in fiscal 2002. Management expects to host a comparable number of events in fiscal 2004. Price increases did not have a material effect on net revenues.

     The Company's cost of goods sold decreased $0.3 million, or 0.2%, from fiscal 2002 and, as a percentage of net revenues, decreased to 59.6% from 60.2% in the prior fiscal year, with improved margins in both the publishing and conference segments. With a strong showing in the fourth quarter of fiscal 2003, the publishing segment demonstrated improved margins due to the economies of scale on a few significant titles, partially offset by higher obsolescence charges from liquidated inventory produced under the imprint with the "Word" name, as the licensing agreement for using the "Word" name expired during fiscal 2003. The "Word" name was licensed for use in fiscal 1998 in conjunction with the sale of the Company's former Word Music division. The improvement in cost of sales as a percentage of net revenues for conferences is related to improved attendance and the elimination of unprofitable holiday events for children that were held in fiscal 2002.

     Selling, general and administrative expenses, excluding depreciation and amortization, increased by $0.2 million, or 0.3%, from fiscal 2002. These expenses, expressed as a percentage of net revenues, decreased to 30.8% from 30.9%. Reduced bad debt expenses and reductions of overhead in the conference segment were offset by higher employment costs and increased advertising expenditures in the publishing segment. The higher employment costs relate to accrued severance costs, increased health insurance costs and higher achieved bonus and ESOP accruals based on the Company's performance. The Company is taking steps intended to improve or at least hold selling, general and administrative expenses in line as a percentage of net revenues during the next fiscal year.

     Depreciation and amortization for fiscal 2003 decreased $0.6 million from fiscal 2002, primarily due to fiscal 2002 including $0.3 million of expense associated with the disposal of conference internet software that was abandoned after disparate systems were consolidated.

     Interest expense for fiscal 2003 decreased $1.3 million from fiscal 2002 due to lower debt levels and interest rates.

     The provision for income taxes remains consistent with the prior year at an effective rate of 36.5%.

     The net loss from discontinued operations for fiscal 2002 was related to the decision to sell the Company's gift division, along with the sale of the net assets of Remuda Ranch and Ceres Candles. The Company also recognized a $40.4 million cumulative effect of a change in accounting principle charge to write off goodwill associated with the adoption of SFAS No. 142 (see Note A to Consolidated Financial Statements).


Fiscal 2002 Compared to Fiscal 2001
-----------------------------------

     Net revenues from continuing operations in fiscal 2002 increased
$1.4 million, or 0.7%, over fiscal 2001. The increase in net revenues related primarily to an increase in Women of Faith conference revenue due to an increase in the number of events, somewhat offset by declines in product sales through our ministry and direct mail sales channels and increases in reserves for returns, as previously discussed. The decline in sales through these channels is due to an adverse impact from the events of September 11th. Our ministry customers received fewer donations in fiscal 2002 due to a significant shift in charitable giving to disaster relief funds. Although we increased prices on several of our product lines this year, price increases did not have a material effect on net revenues.

     The Company's cost of goods sold from continuing operations for fiscal 2002 increased by $0.6 million, or 0.5%, and, as a percentage of net revenues, remained essentially the same.

     Selling, general and administrative expenses from continuing operations for fiscal 2002 increased by $2.2 million, or 3.5%, over the comparable period in fiscal 2001, and, as a percentage of net revenues, increased from 30.1% to 30.9%. This increase is primarily attributable to the net impact of $3 million from the Kmart bankruptcy.

     Depreciation and amortization from continuing operations was essentially the same as the prior year in dollars and as a percentage of net sales. The Company ceased amortizing goodwill during fiscal 2002 in conjunction with adopting SFAS No. 142. This was partially offset by a change in the estimated useful life of certain computer equipment and software and the disposal of conference internet software that was abandoned after disparate systems were consolidated.

     Interest expense attributable to continuing operations increased by $0.6 million over fiscal 2001 primarily due to increased amortization of deferred loan costs.

     The net loss from discontinued operations for fiscal 2001 was related to the decision to sell the Company's Ceres Candles division and includes the operations of the Company's gift division.


LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 2003, the Company had $1.7 million in cash and cash equivalents. The primary sources of liquidity to meet the Company's future obligations and working capital needs are cash generated from operations and borrowings available under bank credit facilities. At March 31, 2003, the Company had working capital of $61 million. Under its bank credit facilities, at March 31, 2003, the Company had $17 million in borrowings outstanding, and $48 million available for borrowing, compared to $44.1 million in borrowings outstanding and $34.1 million available for borrowing at March 31, 2002.

     Net cash provided by operating activities was $36.1 million, $20.1 million and $0.4 million in fiscal 2003, 2002 and 2001, respectively. The cash generated by operations during fiscal 2003 was principally attributable to reductions in inventories, receivables and prepaid expenses, and income from continuing operations. The cash provided by operations during fiscal 2002 was principally attributable to income from continuing operations and reductions in inventories. The cash provided by operations during fiscal 2001 was principally attributable to income from continuing operations, partially offset by an increase in Bible inventory.

     During fiscal 2003, capital expenditures totaled approximately
$4.6 million. The capital expenditures were primarily for an addition to the primary warehouse facility and office renovations at the corporate headquarters. In fiscal 2004, the Company anticipates capital expenditures of approximately $4 million, consisting primarily of office renovations, computer equipment, computer software and warehousing equipment.

     In April 2003, the Company received a tax refund of $18.7 million. This tax refund was related to the disposal of the Company's C.R. Gibson gift division and was used to pay down debt. Until such time that we conclude that the position taken on our income tax returns will ultimately be sustained by the taxing authorities, the refund will be recorded as a non-current tax liability. When sustained, the Company will record the refund as income from discontinued operations.

     The Company received net proceeds from the sale of discontinued operations during fiscal 2002 in the amount of $37.8 million. All of these proceeds were used to pay down the Company's debt under its credit facility.

     During fiscal 2001, the Company paid approximately $0.8 million in cash and issued approximately 108,000 shares of Common stock to acquire additional minority shares of Live Event Management, Inc. ("LEM"), formerly New Life Treatment Centers, Inc.

     The Company's bank credit facility is a $65 million Senior Unsecured Revolving Credit Facility ("Credit Facility"). The Credit Facility bears interest at either the lenders' base rate or, at the Company's option, the LIBOR plus a percentage, based on certain financial ratios. The average interest rate for the Credit Facility was approximately 3.5% at March 31, 2003. The Company has agreed to maintain certain financial ratios and tangible net worth, as well as to limit the payment of cash dividends.
The Credit Facility has a term of three years and matures on June 28, 2005. At March 31, 2003, the Company had $17 million outstanding under the Credit Facility and $48 million available for borrowing. At March 31, 2003, the Company was in compliance with all covenants of the Credit Facility.

     The Company has outstanding $8.4 million in secured Senior Notes, which bear interest at rates from 6.68% to 8.31% and mature on dates through fiscal 2006. Under the terms of the Senior Notes, the Company has agreed, among other things, to limit the payment of cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. At March 31, 2003, the Company was in compliance with all covenants of the Senior Notes.

     The Company has outstanding $0.6 million in Industrial Revenue Bonds, which bear interest at 7.5% and mature on dates through 2005. The Company has given notice to the bond holders of its intent to prepay the notes in full; thus, the entire amount of outstanding bonds have been classified as current. At March 31, 2003, the Industrial Revenue Bonds were secured by property, plant and equipment with a net book value of approximately $1.9 million.

     Management believes cash generated by operations, the tax refund received in the first quarter of fiscal 2004, and borrowings available under the Credit Facility will be sufficient to fund anticipated working capital and capital expenditure requirements for existing operations in fiscal 2004. The Company's current cash commitments include current maturities of debt and operating lease obligations that are disclosed in the Company's Annual Report on Form 10-K for the year ended March 31, 2003. The Company also has current inventory purchase and royalty advance commitments in the ordinary course of business that require cash payments as vendors and authors fulfill their requirements to the Company in the form of delivering satisfactory product orders and manuscripts, respectively. The following table sets forth these commitments. The Company has no off-balance sheet commitments or transactions with any variable interest entities (VIE's). Management also is not aware of any undisclosed material related party transactions or relationships with management, officers or directors.


                                     Payments Due by Fiscal Year
     Contractual        -----------------------------------------------------
     commitments                                         2008 and
     (in 000's)         2004    2005     2006    2007   thereafter   Total
--------------------- ------- -------  -------  ------- ----------  -------
Long-term debt       $ 3,622  $ 3,022  $19,308  $    -    $     -   $25,952
Inventory purchases    8,750    7,813    5,000   5,000      8,333    34,896
Operating leases       1,903    1,314      898     400      1,303     5,818
Royalty advances       5,226    1,292      430     721         75     7,745
                     -------  -------  -------  -------   -------   -------
Total obligations    $19,501  $13,441  $25,636  $6,121    $ 9,711   $74,410
                     =======  =======  =======  =======   =======   =======


     The Company declared and paid a dividend of four cents per share every quarter during fiscal 2001 and during the first quarter of fiscal 2002. The Board of Directors, at its quarterly meetings, approves and declares the amount and timing of the dividends, if any. On August 23, 2001, the Company's Board of Directors adopted management's recommendation to suspend the payment of dividends on the Company's Common and Class B Common stock.


ACCOUNTING PRONOUNCEMENTS

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Correction." SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 did not have a material effect on the Company's consolidated financial statements.

     During July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activities. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 replaces EITF Issue No. 94-3. The new standard is effective for exit or restructuring activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on the Company's consolidated financial statements.

     During November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and did not have a material effect on the Company's consolidated financial statements. The disclosure requirements in this Interpretation have been adopted with no material impact.

     During December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of
FASB Statement No. 123." The standard provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this standard amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain disclosure modifications are required for fiscal years ending after December 15, 2002and are included in the notes to these consolidated financial statements. In the event that accounting rules associated with stock options were to change to require all entities to use the fair value based method of accounting prescribed by SFAS No. 123, or were we to voluntarily elect to apply such methods, our consolidated statement of earnings would be impacted.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created or obtained after January 31, 2003. For public enterprises with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation applies to that enterprise no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's consolidated financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities." SFAS No. 150 requires issuers to classify as liabilities (or assets, in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company is currently assessing the impact of the adoption of SFAS No. 150.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is subject to market risk from exposure to changes in interest rates based on its financing, investing and cash management activities. The exposure relates primarily to the Credit Facility. In the event that interest rates associated with the Credit Facility were to increase 100 basis points, the impact would be to reduce future cash flows by approximately $0.1 million per year, assuming March 31, 2003 debt levels are maintained.



                  THOMAS NELSON, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF OPERATIONS
                  (in thousands, except per share data)

                                                Years Ended March 31,
                                          --------------------------------
                                            2003        2002        2001
                                          --------    --------    --------
NET REVENUES                              $217,217    $215,552    $214,147

COSTS AND EXPENSES:
   Cost of goods sold                      129,378     129,691     129,095
   Selling, general and administrative      66,852      66,649      64,426
   Depreciation and amortization             2,061       2,649       2,841
                                          --------    --------    --------
     Total costs and expenses              198,291     198,989     196,362
                                          --------    --------    --------

OPERATING INCOME                            18,926      16,563      17,785

Other income                                   205          48          90
Interest expense                             3,026       4,295       3,738
                                          --------    --------    --------
Income from continuing operations
   before income taxes                      16,105      12,316      14,137
Provision for income taxes                   5,878       4,495       5,160
Minority interest                               43         -           -
                                          --------    --------    --------
Income from continuing operations           10,184       7,821       8,977

Discontinued operations:
   Operating loss, net of applicable
     tax benefit of $395 and $2,719,
     respectively                              -     (     766)  (   4,547)
   Loss on disposal, net of applicable
     tax benefit of $8,359 and $4,175,
     respectively                              -     (  16,096)  (   7,264)
                                          --------    --------    --------
Total loss from discontinued operations        -     (  16,862)  (  11,811)
Income (loss) before cumulative effect
     of a change in accounting principle    10,184   (   9,041)  (   2,834)
Cumulative effect of change in accounting
     principle                                 -     (  40,433)       -
                                          --------    --------    --------
Net income (loss)                         $ 10,184   ($ 49,474)  ($  2,834)
                                          ========    ========    ========

Weighted average number of shares
   outstanding:
     Basic                                  14,368      14,348      14,299
                                          ========    ========    ========
     Diluted                                14,596      14,488      14,535
                                          ========    ========    ========

NET INCOME (LOSS) PER SHARE:
     Basic:
      Income from continuing operations   $   0.71    $   0.55    $   0.63
      Loss from discontinued operations        -     (    1.18)  (    0.83)
      Cumulative effect of a change in
        accounting principle                   -     (    2.82)        -
                                          --------    --------    --------
        Net income (loss) per share       $   0.71   ($   3.45)  ($   0.20)
                                          ========    ========    ========

     Diluted:
      Income from continuing operations   $   0.70    $   0.54    $   0.62
      Loss from discontinued operations        -     (    1.16)  (    0.82)
      Cumulative effect of a change in
        accounting principle                   -     (    2.79)        -
                                          --------    --------    --------
        Net income (loss) per share       $   0.70   ($   3.41)  ($   0.20)
                                          ========    ========    ========

See Notes to Consolidated Financial Statements



                  THOMAS NELSON, INC. AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEETS
                            (in thousands)
                                                           March 31,
                                                     --------------------
                                                       2003        2002
                                                     --------    --------
ASSETS
 Current assets:
   Cash and cash equivalents                         $  1,707    $    535
   Accounts receivable, less allowances of
     $7,311 and $6,419, respectively                   56,806      61,600
   Inventories                                         33,637      39,195
   Prepaid expenses                                    13,521      17,571
   Assets held for sale                                 1,785       2,500
   Refundable income taxes                               -          7,800
   Deferred tax assets                                  5,085       7,966
                                                     --------    --------
 Total current assets                                 112,541     137,167

 Property, plant and equipment, net                    11,630       9,242
 Other assets                                           7,358       7,490
 Deferred charges                                       1,695       2,135
 Intangible assets                                        527          51
 Goodwill, less accumulated amortization
   of $4,131 at 2003 and 2002                          29,304      29,304
                                                     --------    --------
TOTAL ASSETS                                         $163,055    $185,389
                                                     ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
   Accounts payable                                  $ 20,218    $ 22,258
   Accrued expenses                                    13,835      15,603
   Deferred revenue                                    11,493      11,222
   Income taxes currently payable                       2,379         500
   Current portion of long-term debt                    3,622       3,322
                                                     --------    --------
 Total current liabilities                             51,547      52,905

 Long-term debt, less current portion                  22,330      53,052
 Deferred tax liabilities                                 721         792
 Other liabilities                                        590       1,064

 Minority interest                                         43        -
 Commitments and contingencies                            -          -
 Shareholders' equity:
   Preferred stock, $1.00 par value, authorized
     1,000,000 shares; none issued                        -          -
   Common stock, $1.00 par value, authorized
     20,000,000 shares; issued 13,350,431 and
     13,329,759 shares, respectively                    13,350     13,330
   Class B common stock, $1.00 par value,
     authorized 5,000,000 shares; issued
     1,024,795 and 1,036,801 shares, respectively        1,025      1,037
   Additional paid-in capital                           44,064     44,008
   Retained earnings                                    29,385     19,201
                                                      --------   --------
 Total shareholders' equity                             87,824     77,576
                                                      --------   --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $163,055   $185,389
                                                      ========   ========
See Notes to Consolidated Financial Statements



                  THOMAS NELSON, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       AND COMPREHENSIVE INCOME
                 (in thousands, except per share data)

                                       Class B  Additional
                              Common   Common    Paid-In   Retained
                              Stock    Stock     Capital   Earnings   Total
                            --------  --------  ---------  --------  --------
Balance at April 1, 2000     $13,145    $1,086    $43,126   $74,375  $131,732
                            ========  ========  =========  ========  ========
Net and comprehensive loss                                 (  2,834)(   2,834)
Class B stock converted to
   common                         25  (     25)                           -
Common stock issued:
 Acquisition of additional
   minority interest of
   consolidated subsidiary       108                  652                 760
 Option plans --
   2,424 common shares             2                   58                  60
 Dividends declared -
   $0.16 per share                                          ( 2,292)(   2,292)
 Incentive plan stock awards --
   1,635 common shares             2                    9                  11
                            --------  --------  ---------  --------  --------
Balance at March 31, 2001    $13,282    $1,061    $43,845   $69,249  $127,437
                            ========  ========  =========  ========  ========
Net and comprehensive loss                                 ( 49,474)(  49,474)
Class B stock converted to
   common                         24   (    24)                           -
Common stock issued:
 Option plans --
   23,999 common shares           24                  163                 187
Dividends declared -
   $0.04 per share                                         (    574)(     574)
                            --------  --------  ---------  --------  --------
Balance at March 31, 2002    $13,330    $1,037    $44,008   $19,201   $77,576
                            ========  ========  =========  ========  ========
Net and comprehensive
   income                                                   10,184     10,184
Class B stock converted
   to common                      12  (    12)                          -
Common stock issued:
 Option plans --
   8,466 common shares             8                   56                  64
                            --------  --------  ---------  --------  --------
Balance at March 31, 2003    $13,350    $1,025    $44,064   $29,385  $ 87,824
                            ========  ========  =========  ========  ========

See Notes to Consolidated Financial Statements


                  THOMAS NELSON, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (in thousands)
                                                      Years ended March 31,
                                         ------------------------------------
                                            2003         2002         2001
                                         ----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:

 Income from continuing operations         $10,184      $ 7,821      $ 8,977
 Adjustments to reconcile income to
  net cash provided by continuing
  operations:
   Depreciation and amortization             2,061        2,649        2,841
   Amortization of deferred charges            378          376          158
   Deferred income taxes                     2,810        4,470     (  4,571)
   Gain on sale of fixed assets and
    assets held for sale                        36     (     41)    (      9)
   Minority interest                            43         -            -
 Changes in assets and liabilities,
  net of acquisitions and disposals:
   Accounts receivable, net                  4,794     (  3,751)    (  1,279)
   Inventories                               5,558       12,213     (  6,408)
   Prepaid expenses                          4,050     (    329)    (  1,817)
   Accounts payable and accrued expenses     2,590        1,304        2,465
   Deferred revenue                            271          166        2,258
   Income taxes currently payable            1,879     (    504)    (  2,107)
   Change in other assets and liabilities (    215)    (  1,175)    (    160)
                                         ----------   ----------   ----------
 Net cash provided by continuing
   operations                               34,439       23,199          348
                                         ----------   ----------   ----------
  Discontinued operations:
   Loss from discontinued operations          -        (    766)    (  4,547)
   Loss on disposal                           -        ( 16,096)    (  7,264)
   Changes in discontinued net assets        1,660       13,770       11,868
                                         ----------   ----------   ----------
 Net cash provided by (used in)
   discontinued operations                   1,660     (  3,092)          57
                                         ----------   ----------   ----------
 Net cash provided by operating
   activities                               36,099       20,107          405
                                         ----------   ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

 Capital expenditures                     (  4,596)    (  1,139)    (  2,796)
 Net proceeds from sales of property,
   plant and equipment and assets held
   for sale                                     27       37,844        8,876
 Purchase of net assets of acquired
   companies - net of cash received           -            -        (    760)
 Changes in other assets and deferred
   charges                                    -        (  2,000)    (  5,986)
                                         ----------   ----------   ----------
Net cash provided by (used in)
  investing activities                    (  4,569)      34,705     (    666)
                                         ----------   ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:

 Borrowings (payments) under revolving
   credit facility                        ( 27,100)    ( 51,550)       8,560
 Payments on long-term debt               (  3,322)    (  3,876)    (  4,701)
 Dividends paid                               -        (  1,148)    (  2,287)
 Proceeds from issuance of Common stock         64          163            2
                                         ----------   ----------   ----------
 Net cash provided by (used in)
   financing activities                   ( 30,358)    ( 56,411)       1,574
                                         ----------   ----------   ----------
 Net increase (decrease) in cash
   and cash equivalents                      1,172     (  1,599)       1,313
 Cash and cash equivalents at
   beginning of year                           535        2,134          821
                                         ----------   ----------   ----------
 Cash and cash equivalents at
   end of year                             $ 1,707      $   535      $ 2,134
                                         ==========   ==========   ==========

Supplemental disclosures of noncash
   investing and financing activities:
 Dividends accrued and unpaid              $  -         $  -         $   574
 Acquisition of additional minority
   interest of consolidated subsidiary     $  -         $  -         $   760
 Note receivable received in connection
   with sale of Remuda Ranch               $  -         $ 2,000      $  -

See Notes to Consolidated Financial Statements


                  THOMAS NELSON, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES

DESCRIPTION OF THE BUSINESS: Thomas Nelson, Inc. (a Tennessee corporation) and subsidiaries (the "Company"), is a publisher, producer and distributor of Bibles, books, videos and CD-ROM products emphasizing Christian, inspirational and family value themes; the Company also hosts inspirational conferences. The principal markets for the Company's products are Christian bookstores, general bookstores, mass merchandisers and direct marketing to consumers in English-speaking countries.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements consist of the accounts of the Company including its subsidiaries: Worthy, Incorporated; The Norwalk Company ("Norwalk"), formerly The C.R. Gibson Company; and Live Event Management, Inc. ("LEM"), formerly New Life Treatment Centers, Inc. All intercompany transactions and balances have been eliminated in consolidation. LEM has minority shareholders that own approximately 0.8% of the outstanding equity shares of LEM at March 31, 2003. Minority interest is presented as an element of net income (loss) on the consolidated statements of operations and as a separate caption between liabilities and shareholders' equity on the consolidated balance sheets. At the time of acquisition, LEM had a net deficit in shareholders' equity, and post-acquisition operations, excluding Remuda Ranch (see Note B), were approximately breakeven for fiscal 2002 and 2001.

OPERATING SEGMENTS:  In accordance with SFAS No. 131, "Disclosure About
     Segments of an Enterprise and Related Information," the Company reports information about its operating segments. The Company is organized and managed based upon its products and services. Subsequent to the sale of the Company's gift division during fiscal year 2002, the Company reassessed its segment reporting and identified two reportable business segments: publishing and conferences. The publishing segment primarily creates and markets Bibles, inspirational books and videos. The conference segment hosts inspirational and motivational conferenc across North America.

REVENUE RECOGNITION: The Company has four primary revenue sources: sales of publishing product, attendance fees and product sales from its conferences, royalty income from licensing copyrighted material to third parties, and billed freight. Revenue from the sale of publishing product is recognized upon shipment to the customer. In accordance with Securities and Exchange Commission's Staff Accounting Bulletin No. 101 regarding revenue recognition, we recognize revenue only when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured. An allowance for sales returns is recorded where return privileges exist. The returns allowance is determined by using a 12-month rolling average return rate, multiplied by gross sales occurring over the previous four-month period by market sales channel. Historical experience reflects that product is generally returned from and credited to customers' accounts within the first 120 days of the original sale. The Company's analysis indicated that its experience changed during fiscal 2002 from 90 days to 120 days, which resulted in an increase in the returns allowance for the period. This change in accounting estimate effectively reduced reported sales by $1.9 million for the fourth quarter and the fiscal year 2002. The 120-day analysis was used consistently for all periods during fiscal 2003. The full amount of the returns allowance, net of inventory and royalty costs (based on current gross margin rates), is shown as a reduction of accounts receivable in the accompanying consolidated financial statements. Returns of publishing products from customers are accepted in accordance with standard industry practice. Generally, products that are designated as out-of-print are not returnable 90 days after notice of out-of-print status is given to the customer. Also, certain high discount sales are not returnable. Revenue from seminars is recognized as the seminars take place. Cash received in advance of seminars is included in the accompanying financial statements as deferred revenue. Royalty income from licensing the Company's publishing rights is recorded as revenue when earned under the terms of the applicable license, net of amounts due to authors. Billed freight consists of shipping charges billed to customers and is recorded as revenue upon shipment of product.

ALLOWANCE FOR DOUBTFUL ACCOUNTS: The Company records an allowance for bad debts as a reduction to accounts receivable in the accompanying consolidated financial statements. The valuation allowance has a component related to accounts with known collection risks and a component which is calculated using a 5-year rolling bad debt history applied as a percentage of the accounts receivable balance, less the specific component of the allowance. In fiscal 2003, the Company changed from a 10-year rolling bad debt history to a 5-year history to compute the allowance in order to better reflect the current economic environment. This change did not have a material impact on the allowance balance. Our credit department identifies specific allowances for each customer who is deemed to be a collection risk or may have filed for bankruptcy protection or may have disputed amounts with the Company.

INVENTORIES: Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) valuation method. The FIFO method of accounting for inventory was selected to value our inventory at the lower of market or current cost because the Company continuously introduces new products, eliminates existing products and redesigns products. Therefore, inflation does not have a material effect on the valuation of inventory. Costs of producing publishing products are included in inventory and charged to operations when product is sold or otherwise disposed. These costs include paper, printing, binding, outside editorial and design, typesetting, artwork, international freight and duty costs, when applicable. The Company policy is to expense all internal editorial, production, warehousing and domestic freight-in costs as incurred, except for certain indexing, stickering, typesetting and assembly costs, which are capitalized into inventory. Costs of abandoned publishing projects are charged to operations when identified. The Company also maintains an allowance for excess and obsolete inventory as a reduction to inventory in the accompanying consolidated financial statements. This allowance is based on historical liquidation recovery rates applied to inventory quantities identified in excess of a twenty-four month supply on hand for each category of product.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are provided for, principally on the straight-line method over the estimated useful lives of the individual assets: 30 years for buildings and 3 to 10 years for furniture, fixtures and equipment.

GOODWILL: In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized, but tested for impairment by comparing net book carrying values to fair market values upon adoption and periodically thereafter. The Company has adopted the provisions of SFAS No. 142 as of April 1, 2001. The adoption of SFAS No. 142 resulted in a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with the Company's gift division, which was discontinued and sold during fiscal 2002. The adoption of this new pronouncement had a favorable impact on continuing operations by eliminating amortization of remaining goodwill attributable to continuing operations, which amounted to a pre-tax impact of approximately $1 million. In accordance with SFAS No. 142, goodwill was tested for impairment by the Company's reporting units:
     Publishing and Conferences. The fair value for the assets of the Publishing and Conferences reporting units was evaluated using discounted expected cash flows and current market multiples, and it was determined that no impairment occurred during fiscal 2003. Goodwill amortization was $749,000 for fiscal 2001. There was no goodwill amortization during fiscal 2002 and 2003. Goodwill is tested for impairment annually in the fourth quarter of each fiscal year or sooner if management becomes aware of any indications that could reflect potential impairment.

IMPAIRMENT OF LONG-LIVED ASSETS:  SFAS No. 144, "Accounting for the
     Impairment or Disposal of Long-Lived Assets," provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations; and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on April 1, 2002. The adoption of SFAS No. 144 did not affect the Company's consolidated financial statements.

     In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value, less costs to sell and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

     Goodwill and intangible assets not subject to amortization are tested annually for impairment, and more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

     Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

PREPAID EXPENSES:  Prepaid expenses consist primarily of royalty advances.
     Royalty advances are typically paid to authors, as is standard in the publishing industry. These advances are either recorded as prepaid assets or other (long-term) assets in the accompanying consolidated financial statements, depending on the expected publication date (availability for shipment) of the product. Author advances for trade books are generally amortized over five months, beginning when the product is first sold into the market. The Company's historical experience is that typically 80% of book product sales occur within the first five months after release into the market. Reference and video royalty advances are generally amortized over a twelve-month period, beginning with the first sale date of the product, as these products typically have a longer sales cycle than books. Royalty advances for significant new Bible products are amortized on a straight-line basis for a period not to exceed five years (as determined by management).

     When royalty advances are earned through product sales at a faster pace than the amortization period, the amortization expense is accelerated to match the royalty earnings. Unamortized advances are reviewed monthly for abandoned projects or titles that appear to have unrecoverable advances. All abandoned projects and advances that management does not expect to fully recover are charged to operations when identified.

     For authors with multiple book/product contracts, the advance is amortized over a period that encompasses the publication of all products, generally not to exceed 24 months or the actual recovery period, whichever is shorter. Advances to our most important authors are typically expensed as they are recovered through sales. These authors generally have multiple year and multiple book contracts, as well as strong sales history of backlist titles (products published during preceding fiscal years) that can be used to recover advances over long periods of time.

     Certain costs related to the Women of Faith conferences are paid in advance. Charges such as deposits for venues, postage and printing costs for mailings, etc., are often incurred in advance and are classified as prepaid expenses until the conferences take place, at which time they are recognized as costs of goods sold in the consolidated statements of operations.

DEFERRED CHARGES: Deferred charges consist primarily of loan issuance costs that are being amortized over the average life of the related debt, publication costs that are expected to be of significant benefit to future periods. Many Bible, reference and video products require significant development costs prior to the actual printing or production of the saleable product. These products also typically have a longer life cycle. All video pre-production costs are amortized over 12 months on a straight-line basis. Pre-production costs for significant Bible and reference products are recorded as deferred charges in the accompanying consolidated financial statements and are amortized on a straight-line basis for a period not to exceed five years (as determined by management).Amortization for deferred charges was $0.4, $0.4 and $0.2 million for fiscal 2003, 2002 and 2001, respectively.

OTHER ASSETS: Other assets includes prepaid royalty costs for works and projects that are not expected to be released within the next fiscal year.

STOCK-BASED COMPENSATION: The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25," issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

                                                2003       2002       2001
                                              --------   --------   --------
Net income (loss) (in thousands):
   As reported                                 $10,184   ($49,474)   ($2,834)
                                              ========   ========   ========
   Less: additional stock-based employee
   compensation expense determined under
   fair value based method for all awards,
   net of related tax effects                    1,346        335        235
                                              ========   ========   ========
            Pro forma                          $ 8,838   ($49,839)   ($3,069)
                                              ========   ========   ========

Net income (loss) per share:
   Basic --   As reported                      $  0.71   ($  3.45)   ($ 0.20)
                                              ========   ========   ========
              Pro forma                        $  0.62   ($  3.47)   ($ 0.21)
                                              ========   ========   ========
   Diluted -- As reported                      $  0.70   ($  3.41)   ($ 0.20)
                                              ========   ========   ========
              Pro forma                        $  0.61   ($  3.44)   ($ 0.21)
                                              ========   ========   ========

     The fair value of each option on its date of grant has been estimated for pro forma purposes using the Black-Scholes option pricing model using the following weighted average assumptions:

                                                2003       2002       2001
                                              --------   --------   --------
     Expected future dividend payment          $  -       $  -       $ 0.16
     Expected stock price volatility            39.90%     35.40%     34.45%
     Risk free interest rate                     5.01%      5.38%      6.27%
     Expected life of options                  9 years    9 years    9 years


INCOME TAXES: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

COMPUTATION OF NET INCOME (LOSS) PER SHARE: Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Common and Class B Common shares outstanding during the year. Diluted earnings per share reflects the dilutive effect of stock options outstanding during the period.

COMPREHENSIVE INCOME (LOSS): Comprehensive income (loss) generally includes all changes to equity during a period, excluding those resulting from investments by stockholders and distributions to stockholders. Comprehensive income (loss) was the same as net income (loss) for the periods presented.

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

ACCOUNTING PRONOUNCEMENTS:  In April 2002, the FASB issued SFAS No. 145,
     "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Correction." SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 did not have a material effect on the Company's consolidated financial statements.

     During July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activities. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 replaces EITF Issue No. 94-3. The new standard is effective for exit or restructuring activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on the Company's consolidated financial statements.

     During November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and did not have a material effect on the Company's consolidated financial statements. The disclosure requirements in this Interpretation have been adopted with no material impact.

     During December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." The standard provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this standard amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements. In the event that accounting rules associated with stock options were to change to require all entities to use the fair value based method of accounting prescribed by SFAS No. 123, or were we to voluntarily elect to apply such methods, our consolidated statement of earnings would be impacted.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created or obtained after January 31, 2003. For public enterprises with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation applies to that enterprise no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's consolidated financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities." SFAS No. 150 requires issuers to classify as liabilities (or assets, in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS
     No. 150 is effective for financial instruments entered or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company is currently assessing the impact of the adoption of SFAS No. 150.

RECLASSIFICATIONS: Certain reclassifications of prior period amounts have been made to conform to the current year's presentation.


NOTE B - DISCONTINUED OPERATIONS

     On November 7, 2001, effective October 31, 2001, the Company completed the sale of the Company's gift business, including substantially all of the assets and certain liabilities of the Company's wholly-owned subsidiary, The C.R. Gibson Company ("Gibson"). Gibson is a designer, marketer and distributor of stationery and memory albums (the Company's former gift product segment). The purchase was consummated at a purchase price of $30.5 million, subject to certain purchase price adjustments, if any (see Note R). This sale resulted in a loss on disposal of $15.3 million. The Company also recognized a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with Gibson in accordance with SFAS No. 142. Gibson generated an operating loss from discontinued operations of $(0.8) million and $(3.2) million and net revenues of $45.7 million and $83.8 million in fiscal years 2002 and 2001, respectively. Interest expense allocations to the gift discontinued operations were based on percentage of net assets employed and totaled
$1.4 million and $2.3 million for fiscal years ended 2002 and 2001, respectively. The Company utilized net proceeds from the sale to pay down existing debt. The accompanying consolidated financial statements reflect the gift business segment as discontinued operations for all periods presented. During fiscal 2003, the Company recorded a loss on disposal of $87,000 to record additional allowances for the disposal of Gibson, primarily the write-down of assets held for sale to its estimated fair value, less costs to sell (see note R).

     During December 2000, the Company determined it would dispose of its Ceres Candles operation, a former division of its gift segment. Ceres manufactured and marketed candles, primarily under private labels for the specialty and department store markets, and was headquartered in Hayward, California. This sale was completed in August 2001 for approximately
$1.5 million. This sale resulted in a loss on disposal of $(0.5) million in fiscal 2002 and $(7.3) million in fiscal 2001. Ceres generated an operating loss from discontinued operations of $(1.3) million in fiscal year 2001. Through the date of sale, Ceres generated net revenues of $2.5 million and $7.1 million during fiscal years 2002 and 2001, respectively. Interest expense allocations to Ceres totaled $0.4 million and $0.9 million for fiscal years 2002 and 2001, respectively. During fiscal 2003, the Company recorded income on disposal of $33,000 related to a change in estimate for certain unutilized allowances for the disposal of Ceres.

     Effective April 1, 2001, Remuda Ranch was reclassified as a discontinued operation. Remuda Ranch Center for Anorexia and Bulimia, Inc. ("Remuda Ranch") operates therapeutic centers in Arizona for women with eating disorders. For periods prior to April 1, 2001, Remuda Ranch net assets are reflected as assets held for sale in accordance with Emerging Issues Task Force Issue No. 87-11, "Allocation of Purchase Price to Assets to Be Sold." Remuda Ranch was part of the LEM acquisition during fiscal 2000 and was considered as assets held for sale from the acquisition date through March 31, 2001. The Company closed the sale of the Remuda Ranch net assets in July 2001 for approximately $7.2 million in cash and a $2 million note receivable. This sale resulted in a loss on disposal of $(0.3) million during fiscal 2002. Interest expense allocations to Remuda Ranch totaled $0.2 million in fiscal 2002. The fiscal 2002 operations of Remuda Ranch have been accounted for as discontinued operations and accordingly, their assets, liabilities and results of operations are segregated in the accompanying consolidated statements of operations and cash flows. Remuda Ranch net assets for periods prior to April 1, 2001 are classified as assets held for sale. During fiscal 2003, the Company recorded income on disposal of $54,000 related to a change in estimate for certain unutilized allowances for the disposal of Remuda Ranch.


NOTE C - INVENTORIES

     Inventories consisted of the following at March 31 (in thousands):

                                                         2003        2002
                                                       --------    --------
     Finished goods                                    $31,298     $36,736
     Work in process and raw materials                   2,339       2,459
                                                      --------    --------
                                                       $33,637     $39,195
                                                      ========    ========


NOTE D - PREPAID EXPENSES

     Prepaid expenses consisted of the following at March 31 (in thousands):

                                                         2003        2002
                                                       --------    --------
     Royalties                                         $ 8,394     $12,089
     Prepaid conference expenses                         2,823       2,406
     Prepaid production costs                            1,198       2,135
     Other                                               1,106         941
                                                       --------    --------
                                                       $13,521     $17,571
                                                       ========    ========


NOTE E - PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at March 31 (in thousands):

                                                         2003        2002
                                                       --------    --------
     Land                                              $   291     $   291
     Buildings                                          11,382       8,870
     Machinery and equipment                            11,775      12,504
     Furniture and fixtures                              4,341       4,020
     Other                                               1,330       1,825
                                                       --------    --------
                                                        29,119      27,510
     Less accumulated depreciation and amortization   ( 17,489)   ( 18,268)
                                                       --------    --------
                                                       $11,630     $ 9,242
                                                       ========    ========

     Depreciation expense was $2.0 million, $2.6 million and $1.8 million for fiscal years 2003, 2002 and 2001, respectively.


NOTE F - OTHER ASSETS

     Other assets consisted of the following at March 31 (in thousands):

                                                         2003        2002
                                                       --------    --------
     Prepaid royalties                                  $2,858      $3,061
     Notes receivable                                    2,258       2,185
     Cash surrender value of life insurance policies     1,821       1,730
     Other                                                 421         514
                                                       --------    --------
                                                        $7,358      $7,490
                                                       ========    ========



NOTE G - GOODWILL AND INTANGIBLE ASSETS

                                         Weighted
                              Gross      Average                       Net
                            Carrying   Amortization  Accumulated     Carrying
                             Amount      Period      Amortization     Amount
                            --------   ------------  ------------   ---------
Goodwill                    $33,435        n/a          $4,131       $29,304
                            ========                 ============   =========
Intangible assets
-----------------
 Amortizable intangible
   assets:
 Publishing rights and
   copyrights                 2,523         5            2,496            27

 Non-amortizable
   intangible assets:
 Publishing rights              500        n/a            -              500
                            --------                 ------------   ---------
Total intangible assets      $3,023                     $2,496       $   527
                            ========                 ============   =========

     Amortization expense for intangible assets was $31,000, $25,000 and $281,000 for fiscal years 2003, 2002 and 2001, respectively. Estimated amortization expense for the next five years is $106,000 in 2004 and $75,000 in 2005, 2006, 2007 and 2008, respectively.


NOTE H - ACCRUED EXPENSES

     Accrued expenses consisted of the following at March 31 (in thousands):

                                                         2003        2002
                                                       --------    --------
     Accrued royalties                                 $ 6,374     $ 4,862
     Accrued compensation                                4,001       2,198
     Accrued commissions                                   352         295
     Accrued group insurance                               687         565
     Accrued interest                                      311         346
     Accrued sales and property tax                        365         342
     Net liability of discontinued operations              128       6,313
     Accrued conference expenses                           633          -
     Other                                                 984         682
                                                       --------    --------
                                                       $13,835     $15,603
                                                       ========    ========

     Cash payments for interest were $3.1 million in 2003, $6.6 million in 2002, and $7.9 million in 2001.


NOTE I - LONG-TERM DEBT

     Long-term debt consisted of the following at March 31 (in thousands):

                                                         2003        2002
                                                       --------    --------
     Credit facility                                   $17,000     $44,100
     Senior notes                                        8,352      11,374
     Industrial revenue bonds                              600         900
                                                       --------    --------
                                                        25,952      56,374
     Less current portion                             (  3,622)   (  3,322)
                                                       -------     -------
                                                       $22,330     $53,052
                                                       =======     =======

     The Company's bank credit facility is a $65 million Senior Unsecured Revolving Credit Facility (the "Credit Facility"). The Credit Facility bears interest at either the lenders' base rate or, at the Company's option, the LIBOR plus a percentage based on certain financial ratios. The average interest rate for the revolving credit facility was approximately 3.5% at March 31, 2003. The Company has agreed to maintain certain financial ratios and tangible net worth, as well as to limit the payment of cash dividends. The Credit Facility has a term of three years and matures on June 28, 2005. At March 31, 2003, the Company had $17 million outstanding under the Credit Facility and $48 million available for borrowing. Due to the seasonality of the Company's business, borrowings under the Credit Facility typically peak during the third quarter of the fiscal year. At March 31, 2003, the Company was in compliance with all covenants of the Credit Facility.

     The Company has outstanding $8.4 million in secured Senior Notes, which bear interest at rates from 6.68% to 8.31% and mature on dates through fiscal 2006. Under the terms of the Senior Notes, the Company has agreed, among other things, to limit the payment of cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. At March 31, 2003, the Company was in compliance with all covenants of the Senior Notes.

     The Company has outstanding $0.6 million in Industrial Revenue Bonds, whichbear interest at rates from 7.35% to 8.1% and mature on dates through 2005. The Company has given notice to the bond holders of its intent to prepay the notes in full; thus, the entire amount of outstanding bonds have been classified as current. At March 31, 2003, the Industrial Revenue Bonds were secured by property, plant and equipment with a net book value of approximately $1.9 million.

     Maturities of long-term debt for the years ending March 31 are as follows (in thousands):

                          2004       $ 3,622
                          2005         3,022
                          2006        19,308
                                     -------
                                     $25,952
                                     =======

NOTE J - LEASES

     Total rental expense for operating leases associated with continuing operations, including short-term leases of less than a year, amounted to approximately $2.7 million in 2003, $3.2 million in 2002 and $3.0 million in 2001. Generally, the leases provide that, among other things, the Company shall pay for utilities, insurance, maintenance and property taxes in excess of base year amounts.

     Minimum rental commitments under non-cancelable operating leases for the years ending March 31 are as follows (in thousands):

	       2004                             $1,903
             2005                              1,314
             2006                                898
             2007                                400
             2008 and thereafter               1,303
                                             -------
               Total minimum lease payments   $5,818
                                             =======


NOTE K - STOCK PLANS

     1992 EMPLOYEE STOCK INCENTIVE PLAN: The Company has adopted the 1992 Amended and Restated Employee Stock Incentive Plan (the "Stock Incentive Plan"), which is administered by the Company's Compensation Committee. The Plan, as amended, authorizes grants of options to purchase up to 2,140,000 shares of authorized but unissued common or Class B common stock. Stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and other stock-based awards may be granted to employees under this plan. In addition, 140,000 shares of common stock have been authorized for issuance under this plan for annual stock option grants to each of the Company's outside directors for the purchase of 2,000 shares of common stock. Stock options have been granted under this plan as indicated in the table below. The options in the Stock Incentive Plan typically vest at a rate of 33 1/3% on the first through third anniversaries of the date of grant, subject to certain performance goals, and vest in full if the executive is employed on the third anniversary of the date of grant, regardless of whether such goals are met.

                     Remaining   Outstanding Options     Weighted     Weighted
                      Shares     -------------------      Average     Average
                     Reserved     Common     Class B   Exercise/Grant  Fair
                     For Grant    Stock       Stock         Price      Value
                    ----------  ---------   ---------  -------------- -------
April 1, 2000         215,126     433,500   1,400,000      $15.89
                    ==========  =========   =========
Options canceled    1,088,500  (  108,500) (  980,000)      17.76
Options granted    (  367,000)    367,000        -           6.91      $3.10
Stock awards       (    1,635)       -           -           6.50
                    ----------  ---------   ---------
March 31, 2001        934,991     692,000     420,000       11.16
                    ==========  =========   =========
Options canceled      413,334  (  324,000) (   90,000)      10.86
Options granted    (  573,500)    573,500        -           7.10      $4.05
                    ----------  ---------   ---------
March 31, 2002        774,825     941,500     330,000        9.52
                    ==========  =========   =========
Options canceled      335,000  (   10,000) (  325,000)      12.82
Options exercised         -    (    8,666)       -           7.30
Options granted    (  456,000)    456,000        -          13.62      $7.77
                    ----------  ---------   ---------
March 31, 2003        653,825   1,378,834       5,000       10.09
                    ==========  =========   =========

     At March 31, 2003, there were exercisable options outstanding to purchase 337,167 shares of common stock and 5,000 shares of Class B common stock with a weighted average exercise price of $10.09. As of March 31, 2002, there were exercisable options outstanding to purchase 226,167 shares of common stock and 330,000 shares of Class B common stock with a weighted average exercise price of $10.35.

     At March 31, 2003, the range of exercise prices and weighted average remaining contractual life of outstanding options was $7.00 to $18.375 and
7.7 years, respectively.

     STOCK-BASED COMPENSATION PLANS: The Company accounts for options issued to employees and directors under APB Opinion No. 25 and related interpretations. All options are granted with exercise prices equal to or greater than market value of the Company's common stock on the date of grant. As a result, no compensation cost has been recognized.

     1997 DEFERRED COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS: The Company adopted the 1997 Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan"), which is administered by the Compensation Committee. The Deferred Compensation Plan is a non-qualified plan that allows eligible non-employee members of the Company's Board of Directors to elect to defer receipt of all or any portion of annual base fees payable to them for services rendered to the Company as Directors. The participating Directors are awarded performance units of the Company's common stock at fair market value on the deferral dates and dividend payment dates. Distributions at age 65 or 70 are paid in cash, based on the value of the performance units at the time of distribution, payable in a lump sum or in installments. Compensation expense is recognized on deferral dates, dividend payment dates, and based on changes in the quoted price of the Company's Common Stock. During fiscal years 2003, 2002 and 2001, compensation expense in relation to the Deferred Compensation Plan was recorded in the amounts of approximately $0.1 million, $0.3 million and $0.1 million, respectively.


NOTE L - RETIREMENT PLANS

     The Company administers the Thomas Nelson, Inc. Savings and Investment Plan ("Company Plan"), which includes employer discretionary ESOP contributions to a stock bonus feature and a 401(k) salary deferral feature. The Company Plan allows all eligible employees to elect deferral contributions of between 1% and 15% of their eligible compensation. The Company will match 100% of each participant's salary deferral contributions up to 3% of eligible compensation and 50% of the next 2% of eligible compensation. The Company Plan qualifies as a "safe harbor" 401(k) plan under applicable Internal Revenue Code Sections. The Company's contribution expense under this plan, including matching contributions and discretionary ESOP contributions, totaled $1.0 million, $0.7 million and $1.2 million during fiscal 2003, 2002 and 2001, respectively.

    LEM has adopted a profit sharing plan, which is qualified under section 401 of the Internal Revenue Code. Eligible employees over 21 years of age may participate in the plan after one year of credited service with LEM. LEM's contribution to the plan for any year is discretionary. During fiscal 2003 and 2002, LEM matched 20% of all employee contributions, up to 15% of eligible compensation. The Company's matching contributions under this plan totaled $17,000, $24,000 and $176,000 during fiscal 2003, 2002 and 2001, respectively.


NOTE M - COMMON STOCK

     The Company declared and paid a dividend of four cents per share every quarter during fiscal 2001 and for the first quarter of fiscal 2002. The Board of Directors, at its quarterly meetings, approves and declares the amount and timing of the dividends, if any. On August 23, 2001, the Company's Board of Directors adopted management's recommendation to suspend the payment of dividends on the Company's common and class B common stock.

     Class B common stock carries ten votes per share and is convertible to common stock on a one-to-one ratio at the election of the holder.


NOTE N - INCOME TAXES

     The income tax provision (benefit) is comprised of the following for the fiscal years ended March 31, (in thousands):

                                                2003       2002       2001
                                              --------   --------   --------
     Current:
       U.S. federal                            $2,900    ($7,800)    $1,670
       State                                      168    (   929)     1,167
                                              --------   --------   --------
        Total current                           3,068    ( 8,729)     2,837
     Deferred                                   2,810      4,470    ( 4,571)
                                              --------   --------   --------
     Total tax provision (benefit)             $5,878    ($4,259)   ($1,734)
                                              ========   ========   ========
     Provision for income taxes from
       continuing operations                   $5,878     $4,495     $5,160
     Provision (benefit) for income
       taxes from discontinued operations        -       ( 8,754)   ( 6,894)
                                              --------   --------   --------
     Total tax provision (benefit)             $5,878    ( 4,259)   ($1,734)
                                              ========   ========   ========

     Deferred tax assets are recognized if it is more likely than not that the future tax benefit will be realized. The Company believes that, based on its history of profitable operations, the net deferred tax asset will be realized on future tax returns, primarily from the generation of future taxable income. The Company maintains a valuation allowance for certain deferred tax assets, which consists primarily of contribution carryforwards for which utilization is uncertain due to limited carryforward periods and cumulative tax losses in recent years. The net deferred tax asset is comprised of the following at March 31 (in thousands):

                                                         2003        2002
                                                       --------    --------
     Deferred tax assets:
       Contributions                                    $1,700      $2,909
       Inventory obsolescence allowances                   985       1,765
       Bad debt and returns allowances                   2,450       2,053
       Inventory-unicap tax adjustment                     793       1,017
       Advances and prepaid expenses                        68         123
       Accrued liabilities                                 260       1,896
       Deferred charges                                   -        (    84)
       Valuation allowance                             ( 1,171)    ( 1,713)
                                                       --------    --------
                                                         5,085       7,966
     Deferred tax liabilities:
       Accelerated depreciation and amortization       (   721)    (   792)
                                                       --------    --------
     Net deferred taxes                                 $4,364      $7,174
                                                       ========    ========

     Reconciliation of income taxes from continuing operations computed at the U.S. federal statutory tax rate to the Company's effective tax rate is as follows for the fiscal years ended March 31:

                                                2003       2002       2001
                                             --------   --------   --------
   U.S. federal statutory tax rate provision   35.0%      34.0%      34.0%
   State taxes on income, net of federal tax
     effect                                     1.5%       2.5%       2.5%
                                              --------   --------   --------
   Effective tax rate                          36.5%      36.5%       36.5%
                                              ========   ========   ========

     Cash payments for income taxes were $1.8 million, $2.3 million and $5.2 million in 2003, 2002 and 2001, respectively.

     Subsequent to March 31, 2003, the Company received an income tax refund of $18.7 million. This refund arose from events surrounding the disposal of the C.R. Gibson operation in October 2001. This refund is not reflected in the tax accounts at March 31, 2003. The proceeds from this tax refund were used to pay down existing debt subsequent to March 31, 2003. The Company will not recognize the benefit of this tax deduction until such time that management concludes that it is probable that the position we have taken on our income tax return will be sustained by the taxing authorities.


NOTE O - QUARTERLY RESULTS (UNAUDITED)

     Summarized results for each quarter in the fiscal years ended March 31, 2002 and 2001 are as follows (dollars in thousands, except per share data):


                                        First    Second     Third    Fourth
                                       Quarter   Quarter   Quarter   Quarter
                                       -------   -------   -------   -------
2003
----
Net revenues                           $41,171   $62,074   $53,774   $60,198
Operating income                         1,509     7,032     4,698     5,687
Net income                                 324     4,100     2,486     3,274
Net income per share                      0.02      0.29      0.17      0.23

2002
----
Net revenues                           $45,414   $58,710   $61,167   $50,261
Operating income                         1,610     6,566     4,210     4,177
Income from continuing operations          540     3,294     1,875     2,112
Loss from discontinued operations     (    234) ( 15,239)     -     (  1,389)
Cumulative effect of a change in
   accounting principle               ( 40,433)     -         -         -
Net income (loss)                     ( 40,127) ( 11,945)    1,875       723
Income per share from continuing
   operations                             0.04      0.23      0.13      0.15
Loss per share from discontinued
   operations                         (   0.02) (   1.06)     -      (  0.10)
Loss per share from change in
   accounting principle               (   2.82)     -         -         -
Net income (loss) per share           (   2.80) (   0.83)     0.13      0.05


     The quarterly results for fiscal 2002 have been adjusted to reflect the cumulative effect of a change in accounting principle associated with the adoption of SFAS No. 142. The Company originally recorded the goodwill impairment of $40.4 million as a loss from discontinued operations in the second quarter. In accordance with SFAS No. 142, the Company has restated its results of operations to reflect the $40.4 million as a cumulative effect of a change in accounting principle in the first quarter.


NOTE P - COMMITMENTS AND CONTINGENCIES

    The Company has commitments to provide advances to certain authors in connection with products being published by the Company. These commitments totaled approximately $7.7 million at March 31, 2003. The timing of payments will be dependent upon the performance by the authors of conditions provided in the applicable contracts. It is anticipated that a substantial portion of the commitments will be completed within the next four years. The Company also has certain inventory purchase commitments with vendors totaling approximately $34.9 million over the next six years.

     The Company is subject to various other legal proceedings, claims and liabilities, which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.


NOTE Q - GUARANTEES

     As of March 31, 2003, the Company is listed as the primary tenant on several leases related to discontinued operations that were assumed by the buyers. No amount has been accrued for the Company's potential obligation under these lease agreements. The maximum amount of undiscounted payments the Company would have to make in the event that the new tenants fail to make the required lease payments is $2.8 million at March 31, 2003.


NOTE R - RELATED PARTY TRANSACTIONS

     Effective October 31, 2001, the Company sold the assets of its gift division to CRG Acquisition Corp., now known as C. R. Gibson, Inc., for consideration of $30.5 million, subject to adjustment. At the date of the sale, S. Joseph Moore became the President of C. R. Gibson, Inc. Mr. Moore's employment with the Company terminated at the date of sale; however, he remains a member of the Company's Board of Directors. In connection with the sale transaction, the parties also entered into a Transition Services Agreement whereby the Company provided warehousing, accounting and other administrative services to C.R. Gibson, Inc. The Company received fees under this agreement totaling approximately $3.0 million in fiscal 2002 and approximately $2.3 million in fiscal 2003, until the agreement ended on July 31, 2002. These fees were approximately the same amount as the expenses incurred to provide the services and were recorded as a reduction to selling, general, and administrative expenses in the statements of operations.
During the third quarter of fiscal 2003, the Company settled claims and working capital adjustments related to the sale of the gift assets for total consideration of $2.5 million in favor of C.R. Gibson, Inc., which had been fully accrued as a liability on the consolidated balance sheets.

     During the third quarter of fiscal 2003, the Company paid $2.5 million to C.R. Gibson, Inc. for the repurchase of its former distribution center under the terms of a "put option" from the Asset Purchase Agreement for the sale of the Company's former gift segment. The Company has engaged the services of a commercial real estate broker to list the property for sale. The Company is carrying this property on the consolidated balance sheet as an asset held for sale, valued at the estimated fair value less cost to sell, of $1.8 million at March 31, 2003.


NOTE S - FINANCIAL INSTRUMENTS

     The following disclosure of estimated fair value of financial instruments as of March 31, 2003 is made in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information as of March 31, 2003 and 2002, respectively. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market transaction (in thousands):

                                      2003                    2002
                               ---------------------  ---------------------
                               Carrying   Estimated   Carrying   Estimated
                                Amount    Fair Value   Amount    Fair Value
                               ---------  ----------  ---------  ----------
CASH AND CASH EQUIVALENTS       $ 1,707    $ 1,707     $   535    $   535

LONG-TERM DEBT:
  Credit facility               $17,000    $17,000     $44,100    $44,100
  Senior notes                    8,352      8,616      11,374     11,491
  Industrial revenue bonds          600        600         900        900


     The carrying values of the cash and cash equivalents approximate the fair value based on the short-term nature of the investment instruments.
The fair values of the Senior Notes are based on the quoted prices from financial institutions. The carrying value of the Company's Credit Facility and Loan Agreement approximate the fair value. Due to the variable rate nature of the instruments, the interest rate paid by the Company approximates the current market rate demanded by investors; therefore, the instruments are valued at par. The carrying value of the Industrial Revenue Bonds approximates the fair value.

     Outstanding letters of credit totaled $1.0 million and $1.5 million as of March 31, 2003 and 2002, respectively. The letters of credit guarantee performance to third parties of various trade activities and Workers' Compensation claims. Fair value estimated on the basis of fees paid to obtain the obligations was not material at March 31, 2003 and 2002.

     Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the diverse nature of the Company's customer base.


NOTE T - OPERATING SEGMENTS

     Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes items related to discontinued operations.

(in thousands)


2003                            Publishing  Conferences   Other      Total
----                            ----------  -----------  --------  ----------
Net revenues                     $187,599    $ 29,618    $  -       $217,217
Operating income                   14,684       4,242       -         18,926
Identifiable assets               135,786      23,484      3,785     163,055
Capital expenditures                4,493         103       -          4,596
Depreciation and amortization       1,808         253       -          2,061

2002
----
Net revenues                      188,277      27,275       -        215,552
Operating income                   16,045         518       -         16,563
Identifiable assets               149,825      23,264     12,300     185,389
Capital expenditures                  898         241       -          1,139
Depreciation and amortization       1,959         690       -          2,649

2001
----
Net revenues                      191,421      22,726       -        214,147
Operating income                   16,939         846       -         17,785
Identifiable assets               165,400      23,861     97,977     287,238
Capital expenditures                2,256         540       -          2,796
Depreciation and amortization       2,125         716       -          2,841


     No single customer accounted for as much as 10% of consolidated revenues in fiscal 2003, 2002 or 2001. Foreign revenues accounted for less than 10% of consolidated revenues in fiscal 2003, 2002 and 2001.



                 Report of Independent Public Accountants


The Board of Directors
Thomas Nelson, Inc.:

We have audited the accompanying consolidated balance sheet of Thomas Nelson, Inc. and subsidiaries (the Company) as of March 31, 2003 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The Company's consolidated financial statements as of March 31, 2002 and for each of the years in the two-year period then ended, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the restatement related to reportable segment information in Note T to the consolidated financial statements, in their report dated May 10, 2002. Those auditors' report also included an explanatory paragraph with respect to the change in the method of accounting for goodwill and intangible assets (as discussed in Note A to the consolidated financial statements).

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thomas Nelson, Inc. and subsidiaries as of March 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As explained in Note A to the consolidated financial statements, upon adoption of a new accounting pronouncement, effective April 1, 2001, the Company changed its method of accounting for goodwill and other intangible assets.

As discussed above, the Company's 2002 and 2001 consolidated financial statements were audited by other auditors who have ceased operations. As described in Note T, the Company began disclosing two reportable segments in 2003, and the amounts in the 2002 and 2001 consolidated financial statements relating to reportable segments have been restated to conform to the 2003 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2002 and 2001 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the Company's 2002 and 2001 consolidated financial statements other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2002 and 2001 consolidated financial statements taken as a whole.

/s/ KPMG LLP

Nashville, Tennessee
May 7, 2003


The following is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Company's Annual Report for the year ended March 31, 2002. This audit report has not been reissued by Arthur Andersen LLP.


To Thomas Nelson, Inc. and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Thomas Nelson, Inc. (a Tennessee corporation) and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thomas Nelson, Inc. and Subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.
     As explained in Note A to the consolidated financial statements, upon adoption of a new accounting pronouncement, effective April 1, 2001, the Company changed its method of accounting for goodwill and other intangible assets.

 /s/ Arthur Andersen LLP

Nashville, Tennessee
May 10, 2002 (except for Note I, as to which the date is June 28, 2002)


                  Other Financial Information (Unaudited)

The Common stock and the Class B Common stock are traded on the NYSE under the symbols "TNM" and "TNMB", respectively. The following table sets forth, for the periods indicated, the high and low closing sales prices as reported on the NYSE composite tape:

                               Common           Class B
                               Stock          Common Stock
                          ----------------  ----------------  Dividends Paid
                            High     Low      High     Low       Per Share
                          -------  -------  -------  -------  --------------
Fiscal 2003
-----------
     First Quarter        $13.80   $10.29   $13.60   $11.00      $  -
     Second Quarter        13.57     8.80    13.51    11.00         -
     Third Quarter         10.46     5.24    13.00     7.00         -
     Fourth Quarter        11.29     8.45    13.95    12.40         -
                                                               --------------
                                                                 $  -
                                                               ==============

Fiscal 2002
-----------
     First Quarter        $ 7.45   $ 6.35   $ 7.50   $ 6.60      $  .04
     Second Quarter         8.50     6.80     8.50     6.75         .04
     Third Quarter         11.13     8.09    11.00     8.60         -
     Fourth Quarter        12.40     9.98    12.25    10.65         -
                                                               --------------
                                                                 $  .08
                                                               ==============

     As of June 23, 2003, there were 791 record holders of the Common stock and 522 record holders of the Class B Common stock.

     Declaration of dividends is within the discretion of the Board of Directors of the Company. The Board considers the payment of dividends on a quarterly basis, taking into account the Company's earnings and capital requirements, as well as financial and other conditions existing at the time. Certain covenants of the Company's Credit Facility and Senior Notes limit the amount of cash dividends payable based on the Company's cumulative consolidated net income.

     On August 23, 2001, the Company's Board of Directors adopted management's recommendation to suspend the payment of dividends on the Company's Common and Class B Common stock.