Form 10-K, Exhibit 13
period 2004-03-31
THOMAS NELSON INC
filed 2004-06-14
CIK 71023

EXHIBIT 13


                            Selected Financial Data
                    (in thousands, except per share data)
YEARS ENDED
March 31,                     2004      2003        2002     2001      2000
-----------------------------------------------------------------------------
OPERATING RESULTS (a):
Net revenues (b)            $222,619  $217,217   $215,552  $214,147  $182,001
Operating income              27,140    18,926     16,563    17,785    18,560
Income from continuing
  operations                  16,295    10,184      7,821     8,977    10,657
Income (loss) from
  discontinued
  operations (c)                (130)       --    (16,862)  (11,811)     (716)
Cumulative effect of a
  change in accounting
  principle (d)                   --        --    (40,433)       --        --
                            --------  --------   --------  --------  --------
Net income (loss)           $ 16,165  $ 10,184   $(49,474) $( 2,834) $  9,941
                            ========  ========   ========  ========  ========

Cash flow:
  Net cash provided by
   continuing operating
   activities               $ 27,752  $ 34,439   $ 23,199  $    348  $  8,781
   Net cash provided by
   (used in) discontinued
   operating activities       21,237     1,660     (3,092)       57   (12,692)
  Net cash provided by
   (used in) investing
   activities                 (6,866)   (4,569)    34,705      (666)  (15,299)
  Net cash provided by
   (used in) financing
   activities                (21,050)  (30,358)   (56,411)    1,574    19,757

EBITDA(e):
Income from continuing
  operations                $ 16,295  $ 10,184   $  7,821  $  8,977  $ 10,657
Interest expense                 882     3,026      4,295     3,738     3,549
Provision for income taxes     9,756     5,878      4,495     5,160     4,407
Depreciation and
  amortization                 2,287     2,061      2,649     2,841     2,475
                            --------  --------   --------  --------  --------
EBITDA FROM CONTINUING
  OPERATIONS                  29,220    21,149     19,260    20,716    21,088
                            --------   -------   --------  --------  --------
Changes in working capital
  and other                   (1,468)   13,290      3,939   (20,368)  (12,307)
                            --------  --------   --------  --------  --------
  Net cash provided by
   continuing operatiing
   activities               $ 27,752  $ 34,439   $ 23,199  $    348  $  8,781
                            ========  ========   ========  ========  ========
-----------------------------------------------------------------------------
FINANCIAL POSITION:
Total assets                $179,719  $163,055   $185,389  $287,238  $286,595
Working capital               77,528    60,994     84,262   140,466   145,897
Total debt                     5,330    25,952     56,374   111,800   107,941
Shareholders' equity         102,982    87,824     77,576   127,437   131,732
Long-term debt to total
  capitalization                4.9%     22.8%      42.1%     46.7%     45.0%
-----------------------------------------------------------------------------
DILUTED PER SHARE DATA (a):
Income per share from
  continuing operations     $   1.09  $   0.70   $   0.54  $   0.62  $   0.75
Income (loss) per share
  from discontinued
  operations (c)               (0.01)      --       (1.16)    (0.82)    (0.05)
Cumulative effect of a
  change in accounting
  principle (d)                   --        --      (2.79)       --        --
                            --------  --------   --------  --------  --------
Net income (loss) per share $   1.08   $  0.70   $  (3.41) $  (0.20) $   0.70
                            ========  ========   ========  ========  ========
Dividends declared per
  share                     $   0.12   $    --   $   0.04  $   0.16  $   0.16
Book value per share            7.12      6.11       5.40      8.88      9.26
Weighted average number of
  shares outstanding
  (in thousands) (f)          14,999    14,596     14,488    14,535    14,244

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



               MANAGEMENT'S DISCUSSION &ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Thomas Nelson, Inc. (a Tennessee corporation) and subsidiaries (the "Company"), is a publisher, producer and distributor of Bibles, books, audios, videos and CD-ROM products emphasizing Christian, inspirational and family values themes; the Company also hosts inspirational conferences. The principal markets for the Company's products are Christian bookstores, general bookstores, mass merchandisers and direct marketing to consumers.


RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain selected statement of operations data of the Company expressed as a percentage of net revenues and the percentage change in dollars of such data from the prior fiscal year.

                                                       Fiscal Year-to-Year
                             Years Ended March 31,     Increase (Decrease)
                           ------------------------ -------------------------
                             2004    2003    2002   2003 to 2004 2002 to 2003
                            ------  ------  ------  ------------ ------------
Net Revenues:
   Publishing                86.8%    86.4%    87.3%      3.0%       (0.4)%
   Conferences               13.2     13.6     12.7      (0.5)        8.6
                            ------   ------   ------    ------      ------
Total net revenues          100.0    100.0    100.0       2.5         0.8


Costs and expenses:
   Cost of goods sold        58.2     59.6     60.2       0.1        (0.2)
   Selling, general and
     administrative          28.6     30.8     30.9      (4.8)        0.3
Depreciation and
     amortization             1.0      0.9      1.2      11.0       (22.2)
                            ------   ------   ------    ------      ------
 Total costs and expenses    87.8     91.3     92.3      (1.4)       (0.4)
                            ------   ------   ------    ------      ------
Operating income             12.2      8.7      7.7      43.4        14.3
                            ------   ------   ------    ------      ------
Interest expense              0.4      1.4      2.0     (70.9)      (29.5)
                            ------   ------   ------    ------      ------
Income from continuing
  operations                  7.3      4.7      3.6      60.0        30.2
                            ------   ------   ------    ------      ------
Loss from discontinued
  operations                   -        -      (7.8)
                            ------   ------   ------
Cumulative effect of
  change in accounting
  principle                    -        -     (18.8)
                            ------   ------   ------
Net income (loss)             7.3      4.7    (23.0)
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

     The following discussion includes certain forward-looking statements. Actual results could differ materially from those in the forward-looking statements, and a number of factors may affect future operating results, liquidity and capital resources. These factors include, but are not limited to, softness in the general retail environment, the timing and acceptance of products being introduced to the market, the level of product returns experienced, the level of margins achievable in the marketplace, the recoupment of royalty advances, the effects of acquisitions or dispositions, the financial condition of our customers and suppliers, the realization of inventory values at carrying amounts, the realization of deferred tax assets, our access to capital and the outcome of any taxing authority audits. Future revenue and margin trends cannot be reliably predicted and may cause the Company to adjust its business strategy during the 2005 fiscal year. The Company disclaims any intent or obligation to update forward-looking statements.


Fiscal 2004 Compared to Fiscal 2003

     Net revenues in fiscal 2004 increased $5.4 million, or 2.5% over fiscal 2003. Net revenues from publishing products increased $5.6 million, or 3.0%, primarily due to a strong performance by the publishing segment, including additional revenues generated by the World Publishing acquisition. Net revenues from conferences decreased $0.2 million, or 0.5%, primarily due to lower attendance levels in the early stages of fiscal 2004. We believe the lower attendance levels were primarily due to the war in Iraq and the smaller venues of the early conferences, compared to fiscal 2003. In fiscal 2004, the Company hosted 29 conferences compared to 28 in fiscal 2003. The Company expects to host a comparable number of conferences in fiscal 2005. Price increases did not have a material effect on revenues.

     The Company's cost of goods sold increased $0.2 million, or 0.1% from fiscal 2003 and, as a percentage of net revenues, decreased to 58.2% from 59.6% in the prior fiscal year. Improved gross margins from publishing products were partially offset by lower gross margins in conferences. The improvement in margins for publishing products was primarily due to strong performing publishing products and improved recovered costs from excess and obsolete inventory and royalty advances. The decline in margins for conferences was primarily related to the previously mentioned lower paid attendance levels at the events.

     Selling, general and administrative expenses, excluding depreciation and amortization, decreased by $3.2 million, or 4.8%, from fiscal 2003. These expenses, expressed as a percentage of net revenues, decreased to 28.6% from 30.8%. The reduction in selling, general and administrative expenses is primarily related to a planned reduction in advertising expenditures for publishing products. While we do not expect continued significant improvements in our overhead structure going forward, the Company is taking steps intended to control selling, general and administrative expenses in the same relationship to net revenues during the next fiscal year.

     Depreciation and amortization for fiscal 2004 increased $0.2 million from fiscal 2003, primarily due to a warehouse expansion that was added in December of 2002 and office renovations that were completed during fiscal 2004.

     Interest expense for fiscal 2004 decreased $2.1 million from fiscal 2003 due to lower debt levels.

     The provision for income taxes has been increased from 36.5% to 37.5% for fiscal 2004 due to increased business activity in states with higher income tax rates without the benefit of state net operating loss carry forwards that existed in prior periods, and accruals for other tax items.


Fiscal 2003 Compared to Fiscal 2002

     Net revenues in fiscal 2003 increased $1.7 million, or 0.8%, over fiscal 2002. Net revenues from publishing products decreased $0.7 million, or 0.4%, primarily due to the weak retail environment. Management believes that, even with the slight decline in net revenues, the Company's publishing business increased its market share for Christian publishing product during 2003, particularly in the CBA market. Net revenues from conferences increased
$2.3 million, or 8.6%, primarily due to the number and timing of conferences and stronger attendance per conference in fiscal 2003, partially offset by the elimination of the children's holiday events that were held in the previous fiscal year. In fiscal 2003, the Company hosted 28 conferences, compared to 26 in fiscal 2002. Price increases did not have a material effecton net revenues.

     The Company's cost of goods sold decreased $0.3 million, or 0.2%, from fiscal 2002 and, as a percentage of net revenues, decreased to 59.6% from 60.2% in the prior fiscal year, with improved margins in both the publishing and conference segments. With a strong showing in the fourth quarter of fiscal 2003, the publishing segment demonstrated improved margins due to the economies of scale on a few significant titles, partially offset by higher obsolescence charges from liquidated inventory produced under the imprint with the "Word" name, as the licensing agreement for using the "Word" name expired during fiscal 2003. The "Word" name was licensed for use in fiscal 1998 in conjunction with the sale of the Company's former Word Music division. The improvement in cost of sales as a percentage of net revenues for conferences was related to improved attendance and the elimination of unprofitable holiday events for children that were held in fiscal 2002.

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

     The provision for income taxes remained consistent with the prior year at an effective rate of 36.5%.

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


LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 2004, the Company had $22.8 million in cash and cash equivalents. The primary sources of liquidity to meet the Company's future obligations and working capital needs are cash generated from operations and borrowings available under bank credit facilities. At March 31, 2004, the Company had working capital of $77.5 million. Under its bank credit facilities, at March 31, 2004, the Company had no borrowings outstanding, and $65 million available for borrowing, compared to $17 million in borrowings outstanding and $48 million available for borrowing at March 31, 2003.

     Net cash provided by operating activities was $49.0 million, $36.1 million and $20.1 million in fiscal 2004, 2003 and 2002, respectively. The cash generated by operations during fiscal 2004 was principally attributable to income from continuing operations and an $18.7 million tax refund related to discontinued operations. The cash generated by operations during fiscal 2003 was principally attributable to net income and reductions in inventories, receivables and prepaid expenses, and income from continuing operations. The cash provided by operations during fiscal 2002 was principally attributable to income from continuing operations and reductions in inventories.

     During fiscal 2004, capital expenditures totaled approximately
$3.7 million. The capital expenditures were primarily for office renovations and computer software and equipment at the corporate headquarters. In fiscal 2005, the Company anticipates capital expenditures of approximately $4 million, consisting primarily of computer equipment, computer software and warehousing equipment.

     In April 2003, the Company received a tax refund of $18.7 million. This tax refund was related to the disposal of the Company's C.R. Gibson gift division and was used to pay down debt. Until such time that we conclude that the position taken on our income tax returns will ultimately be sustained by the taxing authorities, the refund will be recorded as a tax liability. If sustained, the Company will record the refund as income from discontinued operations.

     The Company received net proceeds from the sale of discontinued operations during fiscal 2002 in the amount of $37.8 million. All of these proceeds were used to pay down the Company's debt under its credit facility.

     The Company's bank credit facility is a $65 million Senior Unsecured Revolving Credit Facility (the "Credit Facility"). The Credit Facility bears interest at either the lenders' base rate or, at the Company's option, the LIBOR plus a percentage, based on certain financial ratios. The Company has agreed to maintain certain financial ratios and tangible net worth, as well as to limit the payment of cash dividends. The Credit Facility has a term of three years and matures on June 28, 2005. At March 31, 2004, the Company had no balance outstanding under the Credit Facility and $65 million available for borrowing. At March 31, 2004, the Company was in compliance with all covenants of the Credit Facility.

     The Company has outstanding $5.3 million in secured Senior Notes, which bear interest at rates from 6.68% to 8.31% and mature on various dates through fiscal 2006. Under the terms of the Senior Notes, the Company has agreed, among other things, to limit the payment of cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. At March 31, 2004, the Company was in compliance with all covenants of the Senior Notes.

     Management believes cash generated by operations, cash in banks and borrowings available under the Credit Facility will be sufficient to fund anticipated working capital and capital expenditure requirements for existing operations in fiscal 2005. The Company's current cash commitments include current maturities of debt and operating lease obligations. The Company also has current inventory purchase and royalty advance commitments in the ordinary course of business that require cash payments as vendors and authors fulfill their requirements to the Company in the form of delivering satisfactory product orders and manuscripts, respectively. The following table sets forth these commitments. The Company has no off-balance sheet commitments or transactions with any variable interest entities (VIE's). The Company also does not have any undisclosed material related party transactions or relationships with management, officers or directors.


                                     Payments Due by Fiscal Year
     Contractual        -----------------------------------------------------
     commitments                                          2009 and
     (in 000's)         2005     2006     2007    2008   thereafter   Total
--------------------- -------  -------  -------  ------- ----------  -------
Long-term debt        $ 3,022  $ 2,308  $    -   $   -     $    -    $ 5,330
Inventory purchases     8,300    5,000    5,000   5,000      3,333    26,633
Operating leases        1,614    1,089      478     424        886     4,491
Royalty advances        5,198    2,834      768     363         27     9,190
                      -------  -------  -------  -------   -------   -------
Total obligations     $18,134  $11,231  $ 6,246  $5,787    $ 4,246   $45,644
                      =======  =======  =======  =======   =======   =======


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

     The Company has historically declared and paid a dividend of four cents per share every quarter through the first quarter of fiscal 2002. On August 23, 2001, the Company's Board of Directors adopted management's recommendation to suspend the payment of dividends on the Company's Common and Class B Common stock.

     On August 22, 2003, the Board of Directors declared a cash dividend of $.04 per share of Common and Class B Common Stock. The dividend was payable October 20, 2003, to shareholders of record on October 6, 2003.

     On November 20, 2003, the Company's Board of Directors declared a cash dividend of $.04 per share of Common and Class B Common Stock. The dividend was payable January 19, 2004, to shareholders of record on January 5, 2004.

     On February 19, 2004, the Board of Directors declared a cash dividend of $.04 per share of Common and Class B Common Stock. The dividend was payable April 19, 2004, to shareholders of record on April 5, 2004.

     On February 3, 2004, the Company received a letter from one of its former customers that has filed for Chapter 11 bankruptcy. It indicated that the Company may have received preference transfers, in the form of cash and returned books, totaling approximately $1.7 million. We are evaluating the notice and intend to vigorously defend the matter. While resolution of this matter is not expected to materially affect the Company's liquidity, if all or a portion of these amounts were to be repaid, it would reduce the Company's net income in the amount of the repayment, net of tax.


ACCOUNTING PRONOUNCEMENTS

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities. SFAS No. 150 requires issuers to classify as liabilities (or assets, in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.
The adoption of this statement had no impact on the Company's consolidated financial statements.

     In January 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities," which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The adoption of this Interpretation had no impact on the Company's consolidated financial statements.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is subject to market risk from exposure to changes in interest rates based on its financing, investing and cash management activities. The exposure relates primarily to the Credit Facility. However, there were no borrowings outstanding under the Credit Facility at March 31, 2004. Interest income on invested cash is not material.


CRITICAL ACCOUNTING POLICIES

     The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. These policies are common with industry practice and are applied consistently from period to period.

     Revenue Recognition: The Company has four primary revenue sources: sales of publishing product, attendance fees and product sales from its conferences, royalty income from licensing copyrighted material to third parties and billed freight. Revenue from the sale of publishing product is recognized upon shipment to the customer or when title passes. In accordance with Securities and Exchange Commission's Staff Accounting Bulletin No. 104 regarding revenue recognition, we recognize revenue only when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. An allowance for sales returns is recorded where return privileges exist. The returns allowance is determined by using a 12-month rolling average return rate, multiplied by gross sales occurring over the previous four-month period by market sales channel. Historical experience reflects that product is generally returned from and credited to customers' accounts within the first 120 days of the original sale. The full amount of the returns allowance, net of inventory and royalty costs (based on current gross margin rates) is shown as a reduction of accounts receivable in the accompanying condensed consolidated financial statements. Returns of publishing products from customers are accepted in accordance with standard industry practice. Generally, products that are designated as out-of-print are not returnable 90 days after notice of out-of-print status is given to the customer. Also, certain high discount sales are not returnable. Revenue from conferences is recognized as the conferences take place. Cash received in advance of conferences is included in the accompanying consolidated financial statements as deferred revenue. Royalty income from licensing the Company's publishing rights is recorded as revenue when earned under the terms of the applicable license, net of amounts due to authors. Billed freight consists of shipping charges billed to customers and is recorded as revenue upon shipment of product.

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

     Inventories: Inventories are stated at the lower of cost or market value using the first-in, first-out (FIFO) valuation method. The FIFO method of accounting for inventory was selected to value our inventory at the lower of market value or current cost because the Company continuously introduces new products, eliminates existing products and redesigns products. Therefore, inflation does not have a material effect on the valuation of inventory. Costs of producing publishing products are included in inventory and charged to operations when product is sold or otherwise disposed. These costs include paper, printing, binding, outside editorial and design, typesetting, artwork, international freight and duty costs, when applicable. The Company's policy is to expense all internal editorial, production, warehousing and domestic freight-in costs as incurred, except for certain indexing, stickering, typesetting and assembly costs, which are capitalized into inventory. Costs of abandoned publishing projects are charged to operations when identified. The Company also maintains an allowance for excess and obsolete inventory as a reduction to inventory in the accompanying consolidated financial statements. This allowance is based on historical liquidation recovery rates applied to inventory quantities identified in excess of a twenty-four month supply on hand for each category of product.

     Royalty Advances/Pre-Production Costs: Royalty advances are typically paid to authors, as is standard in the publishing industry. These advances are either recorded as prepaid assets or other (non-current) assets in the accompanying consolidated financial statements, depending on the expected publication date (availability for shipment) of the product. Author advances for trade books are generally amortized over five months beginning when the product is first sold into the market. The Company's historical experience is that typically 75% to 80% of book product sales occur within the first five months after release into the market. Reference and video royalty advances are generally amortized over a twelve-month period beginning with the first sale date of the product, as these products typically have a longer sales cycle than books. Royalty advances for significant new Bible products are amortized on a straight-line basis for a period not to exceed five years (as determined by management).

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

     Goodwill and Intangible Assets: In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards
("SFAS") No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill no longer be amortized, but tested for impairment by comparing net book carrying values to fair market values upon adoption and periodically thereafter. The Company has adopted the provisions of SFAS No. 142 as of April 1, 2001. In accordance with SFAS No. 142, goodwill is tested for impairment by the Company's reporting units: Publishing and Conferences. The fair value for the assets of the Publishing and Conferences reporting units are evaluated using discounted expected cash flows and current market multiples. The Company's annual inparment testing in fiscal 2004 and 2003 indicated no goodwill impairment was evident.



                  THOMAS NELSON, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF OPERATIONS
                  (in thousands, except per share data)

                                                Years Ended March 31,
                                          --------------------------------
                                            2004        2003        2002
                                          --------    --------    --------
NET REVENUES                              $222,619    $217,217    $215,552

COSTS AND EXPENSES:
   Cost of goods sold                      129,532     129,378     129,691
   Selling, general and administrative      63,660      66,852      66,649
   Depreciation and amortization             2,287       2,061       2,649
                                          --------    --------    --------
     Total costs and expenses              195,479     198,291     198,989
                                          --------    --------    --------

OPERATING INCOME                            27,140      18,926      16,563

Other income (expense)                        (241)        205          48
Interest expense                               882       3,026       4,295
                                          --------    --------    --------
Income from continuing operations
   before income taxes                      26,017      16,105      12,316
Provision for income taxes                   9,756       5,878       4,495
Minority interest                              (34)         43         -
                                          --------    --------    --------
Income from continuing operations           16,295      10,184       7,821

Discontinued operations:
   Operating loss, net of applicable
     tax benefit of $395                       -           -          (766)
   Loss on disposal, net of applicable
     tax benefit of $78 and $8,359
     respectively                             (130)        -       (16,096)
                                          --------    --------    --------
Total loss from discontinued operations       (130)        -       (16,862)
Income (loss) before cumulative effect
     of a change in accounting principle    16,165      10,184   (   9,041)
Cumulative effect of change in accounting
     principle                                 -           -     (  40,433)
                                          --------    --------    --------
Net income (loss)                         $ 16,165    $ 10,184   ($ 49,474)
                                          ========    ========    ========

Weighted average number of shares
   outstanding:
     Basic                                  14,404      14,368      14,348
                                          ========    ========    ========
     Diluted                                14,999      14,596      14,488
                                          ========    ========    ========

NET INCOME (LOSS) PER SHARE:
     Basic:
      Income from continuing operations   $   1.13        0.71    $   0.55
      Loss from discontinued operations      (0.01)        -         (1.18)
      Cumulative effect of a change in
        accounting principle                   -           -         (2.82)
                                          --------    --------    --------
        Net income (loss) per share       $   1.12        0.71    $  (3.45)
                                          ========    ========    ========

     Diluted:
      Income from continuing operations   $   1.09        0.70    $   0.54
      Loss from discontinued operations      (0.01)        -         (1.16)
      Cumulative effect of a change in
        accounting principle                   -           -         (2.79)
                                          --------    --------    --------
        Net income (loss) per share       $   1.08        0.70    $  (3.41)
                                          ========    ========    ========

See Notes to Consolidated Financial Statements



                  THOMAS NELSON, INC. AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEETS
                            (in thousands)
                                                           March 31,
                                                     --------------------
                                                       2004        2003
                                                     --------    --------
ASSETS
 Current assets:
   Cash and cash equivalents                         $ 22,780       1,707
   Accounts receivable, less allowances of
     $7,951 and $7,311, respectively                   56,275      56,806
   Inventories                                         30,341      33,637
   Prepaid expenses                                    14,018      13,521
   Assets held for sale                                   -         1,785
   Deferred income tax benefits                         4,923       5,085
                                                     --------    --------
 Total current assets                                 128,337     112,541

 Property, plant and equipment, net                    13,039      11,630
 Other assets                                           6,425       7,358
 Deferred charges                                       1,754       1,695
 Intangible assets                                        860         527
 Goodwill                                              29,304      29,304
                                                     --------    --------
TOTAL ASSETS                                         $179,719    $163,055
                                                     ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
   Accounts payable                                  $ 19,753    $ 20,218
   Accrued expenses                                    13,278      13,835
   Deferred revenue                                    11,758      11,493
   Dividends payable                                      579         -
   Income taxes currently payable                       2,419       2,379
   Current portion of long-term debt                    3,022       3,622
                                                     --------    --------
 Total current liabilities                             50,809      51,547

 Long-term debt, less current portion                   2,308      22,330
 Long-term taxes payable                               21,290         -
 Deferred tax liabilities                               1,021         721
 Other liabilities                                      1,300         590

 Minority interest                                          9          43

Commitments and contingencies                             -           -

   Shareholders' equity:
   Preferred stock, $1.00 par value, authorized
     1,000,000 shares; none issued                        -           -
   Common Stock, $1.00 par value, authorized
     20,000,000 shares; issued and 13,502,855
     and 13,350,431 shares, respectively               13,503      13,350
   Class B Common Stock, $1.00 par value,
     authorized 5,000,000 shares; issued
     963,195 and 1,024,795 shares, respectively            963      1,025
   Additional paid-in capital                           44,697     44,064
   Retained earnings                                    43,819     29,385
                                                      --------   --------
 Total shareholders' equity                            102,982     87,824
                                                      --------   --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $179,719   $163,055
                                                      ========   ========
See Notes to Consolidated Financial Statements



                  THOMAS NELSON, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       AND COMPREHENSIVE INCOME
                 (in thousands, except per share data)

                                       Class B  Additional
                              Common   Common    Paid-In   Retained
                              Stock    Stock     Capital   Earnings   Total
                            --------  --------  ---------  --------  --------
Balance at April 1, 2001     $13,282    $1,061    $43,845   $69,249  $127,437

Net and comprehensive loss                                  (49,474)  (49,474)
Class B stock converted to
   common                         24       (24)                           -
Common Stock issued:
 Option plans --
   23,999 common shares           24                  163                 187
Dividends declared -
   $0.04 per share                                             (574)     (574)
                            --------  --------  ---------  --------  --------
Balance at March 31, 2002    $13,330    $1,037    $44,008   $19,201   $77,576
                            ========  ========  =========  ========  ========
Net and comprehensive
   income                                                   10,184     10,184
Class B stock converted
   to common                      12       (12)                            -
Common Stock issued:
 Option plans --
   8,466 common shares             8                   56                  64
                            --------  --------  ---------  --------  --------
Balance at March 31, 2003    $13,350    $1,025    $44,064   $29,385  $ 87,824
                            ========  ========  =========  ========  ========
Net and comprehensive income                                 16,165    16,165
Class B stock converted to
   common                         62       (62)                           -
Common Stock issued:
 Option plans --
   90,823 common shares           91                  633                 724
 Dividends declared -
   $0.12 per share                                           (1,731)   (1,731)
 I                          --------  --------  ---------  --------  --------
Balance at March 31, 2004    $13,503    $  963    $44,697   $43,819  $102,982
                            ========  ========  =========  ========  ========

See Notes to Consolidated Financial Statements


                  THOMAS NELSON, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (in thousands)
                                               Years ended March 31,
                                         ------------------------------------
                                            2004         2003         2002
                                         ----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:

 Income from continuing operations         $16,295      $10,184      $ 7,821
 Adjustments to reconcile income to
  net cash provided by continuing
  operations:
   Depreciation and amortization             2,287        2,061        2,649
   Amortization of deferred charges            210          378          376
   Deferred income taxes                       462        2,810        4,470
   Loss (gain) on sale of fixed assets
    and assets held for sale                   110           36          (41)
   Minority interest                           (34)          43          -
Changes in assets and liabilities,
  net of acquisitions and disposals:
   Accounts receivable, net                   (135)       4,794       (3,751)
   Inventories                               7,447        5,558       12,213
   Prepaid expenses                           (463)       4,050         (329)
   Accounts payable and accrued expenses    (1,122)       2,590        1,304
   Deferred revenue                            265          271          166
   Income taxes currently payable               40        1,879         (504)
   Change in other assets and liabilities    2,390         (215)      (1,175)
                                         ----------   ----------   ----------
 Net cash provided by continuing
   operations                               27,752       34,439       23,199
                                         ----------   ----------   ----------
  Discontinued operations:
   Loss from discontinued operations          (130)         -           (766)
   Loss on disposal                            -            -        (16,096)
   Federal income tax payable               21,290          -            -
   Changes in discontinued net assets           77        1,660       13,770
                                         ----------   ----------   ----------
 Net cash provided by (used in)
   discontinued operations                  21,237        1,660       (3,092)
                                         ----------   ----------   ----------
  Net cash provided by operating
   activities                               48,989       36,099       20,107
                                         ----------   ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

 Capital expenditures                       (3,666)      (4,596)      (1,139)
 Net proceeds from sales of property,
   plant and equipment and assets held
   for sale                                  1,734           27       37,844
 Purchase of net assets of acquired
   companies - net of cash received         (4,559)         -            -
 Changes in other assets and deferred
   charges                                     -            -         (2,000)
 Acquisition of publishing rights             (375)         -            -
                                         ----------   ----------   ----------
Net cash provided by (used in)
  investing activities                      (6,866)      (4,569)      34,705
                                         ----------   ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:

 Payments under revolving credit facility  (17,000)     (27,100)     (51,550)
 Payments on long-term debt                 (3,622)      (3,322)      (3,876)
 Dividends paid                             (1,152)         -         (1,148)
 Proceeds from issuance of Common Stock        724           64          163
                                         ----------   ----------   ----------
 Net cash used in financing activities     (21,050)     (30,358)     (56,411)
                                         ----------   ----------   ----------
 Net increase (decrease) in cash
   and cash equivalents                     21,073        1,172       (1,599)
 Cash and cash equivalents at
   beginning of year                         1,707          535        2,134
                                         ----------   ----------   ----------
 Cash and cash equivalents at
   end of year                             $22,780      $ 1,707      $   535
                                         ==========   ==========   ==========

Supplemental disclosures of noncash
   investing and financing activities:
 Dividends accrued and unpaid              $   579      $   -        $   -
 Note receivable received in connection
   with sale of Remuda Ranch               $   -        $   -        $ 2,000

See Notes to Consolidated Financial Statements





                  THOMAS NELSON, INC. AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED STATEMENTS

NOTE A - DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES

DESCRIPTION OF THE BUSINESS: Thomas Nelson, Inc. (a Tennessee corporation) and subsidiaries (the "Company"), is a publisher, producer and distributor of Bibles, books, audios, videos and CD-ROM products emphasizing Christian, inspirational and family values themes; the Company also hosts inspirational conferences. The principal markets for the Company's products are Christian bookstores, general bookstores, mass merchandisers and direct marketing to consumers.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements consist of the accounts of the Company including its subsidiaries: Worthy, Incorporated; The Norwalk Company ("Norwalk"), formerly The C.R. Gibson Company; and Live Event Management, Inc. ("LEM"), formerly New Life Treatment Centers, Inc. All intercompany transactions and balances have been eliminated in consolidation. LEM has minority shareholders that own approximately 0.1% of the outstanding equity shares of LEM at March 31, 2004. Minority interest is presented as an element of net income (loss) on the consolidated statements of operations and as a separate caption between liabilities and shareholders' equity on the consolidated balance sheets. At the time of acquisition, LEM had a net deficit in shareholders' equity, and post-acquisition operations, excluding Remuda Ranch (see
     Note B), were approximately breakeven for fiscal 2002.

OPERATING SEGMENTS:  In accordance with SFAS No. 131, "Disclosure About
     Segments of an Enterprise and Related Information," the Company reports information about its operating segments. The Company is organized and managed based upon its products and services. Subsequent to the sale of the Company's gift division during fiscal year 2002, the Company reassessed its segment reporting and identified two reportable business segments: publishing and conferences. The publishing segment primarily creates and markets Bibles, inspirational books and videos. The conference segment hosts inspirational conferences across North America.

REVENUE RECOGNITION: The Company has four primary revenue sources: sales of publishing product, attendance fees and product sales from its conferences, royalty income from licensing copyrighted material to third parties, and billed freight. Revenue from the sale of publishing product is recognized upon shipment to the customer or when title passes. In accordance with Securities and Exchange Commission's Staff Accounting Bulletin No. 104 regarding revenue recognition, we recognize revenue only when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured. An allowance for sales returns is recorded where return privileges exist. The returns allowance is determined by using a 12-month rolling average return rate, multiplied by gross sales occurring over the previous four-month period by market sales channel. Historical experience reflects that product is generally returned from and credited to customers' accounts within the first 120 days of the original sale. The Company's analysis indicated that its experience changed during fiscal 2002 from 90 days to 120 days, which resulted in an increase in the returns allowance for the period. This change in accounting estimate effectively reduced reported sales by $1.9 million for the fourth quarter and the fiscal year 2002. The 120-day analysis was used consistently for all periods during fiscal 2004 and 2003. The full amount of the returns allowance, net of inventory and royalty costs (based on current gross margin rates), is shown as a reduction of accounts receivable in the accompanying consolidated balance sheets. Returns of publishing products from customers are accepted in accordance with standard industry practice. Generally, products that are designated as out-of-print are not returnable 90 days after notice of out-of-print status is given to the customer.
     Also, certain high discount sales and sales to certain market channels are not returnable. Revenue from seminars is recognized as the seminars take place. Cash received in advance of seminars is included in the accompanying consolidated balance sheets as deferred revenue. Royalty income from licensing the Company's publishing rights is recorded as revenue when earned under the terms of the applicable license, net of amounts due to authors. Billed freight consists of shipping charges billed to customers and is recorded as revenue upon shipment of product.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. The Company records an allowance for doubtful accounts as a reduction to accounts receivable in the accompanying consolidated balance sheets. The valuation allowance has a component related to accounts with known collection risks and a component which is calculated using a 5-year rolling bad debt history applied as a percentage of the accounts receivable balance, less the specific component of the allowance. In fiscal 2003, the Company changed from a 10-year rolling bad debt history to a 5-year history to compute the allowance in order to better reflect the current economic environment. This change did not have a material impact on the allowance balance. Our credit department identifies specific allowances for each customer who is deemed to be a collection risk or may have filed for bankruptcy protection or may have disputed amounts with the Company.

INVENTORIES: Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) valuation method. The FIFO method of accounting for inventory was selected to value our inventory at the lower of market or current cost because the Company continuously introduces new products, eliminates existing products and redesigns products. Therefore, inflation does not have a material effect on the valuation of inventory. Costs of producing publishing products are included in inventory and charged to operations when product is sold or otherwise disposed. These costs include paper, printing, binding, outside editorial and design, typesetting, artwork, international freight and duty costs, when applicable. The Company policy is to expense all internal editorial, production, warehousing and domestic freight-in costs as incurred, except for certain indexing, stickering, typesetting and assembly costs, which are capitalized into inventory. Costs of abandoned publishing projects are charged to operations when identified. The Company also maintains an allowance for excess and obsolete inventory as a reduction to inventor in the accompanying consolidated balance sheets. This allowance is based on historical liquidation recovery rates applied to inventory quantities identified in excess of a twenty-four month supply on hand for each category of product.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are provided for, principally on the straight-line method over the estimated useful lives of the individual assets: 30 years for buildings and 3 to 10 years for furniture, fixtures and equipment.

GOODWILL: In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized, but tested for impairment by comparing the reporting units' net book carrying values to their fair market values upon adoption and periodically thereafter. The Company has adopted the provisions of SFAS No. 142 as of April 1, 2001. The adoption of
     SFAS No. 142 resulted in a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with the Company's gift division, which was discontinued and sold during fiscal 2002. The adoption of this new pronouncement had a favorable impact on continuing operations by eliminating amortization of remaining goodwill attributable to continuing operations, which amounted to a pre-tax impact of approximately $1 million. In accordance with SFAS No. 142, goodwill was tested for impairment by the Company's reporting units: Publishing and Conferences. The fair value for the assets of the Publishing and Conferences reporting units were evaluated using discounted expected cash flows and current market multiples. Goodwill is tested for impairment annually in the fourth quarter of each fiscal year or sooner if management becomes aware of any indications that could reflect potential impairment. The Company's annual impairment testing is fiscal 2004 and 2003 indicated no goodwill impairment was evident.

IMPAIRMENT OF LONG-LIVED ASSETS: SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on April 1, 2002. The adoption of SFAS No. 144 did not affect the Company's consolidated financial statements.

     In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value, less costs to sell, and no longer depreciated.
     The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

     Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

PREPAID EXPENSES:  Prepaid expenses consist primarily of royalty advances.
     Royalty advances are typically paid to authors, as is standard in the publishing industry. These advances are either recorded as prepaid assets or other (non-current) assets in the accompanying consolidated balance sheets, depending on the expected publication date (availability for shipment) of the product. Author advances for trade books are generally amortized over five months, beginning when the product is first sold into the market. The Company's historical experience is that typically 75% to 80% of book product sales occur within the first five months after release into the market. Reference and video royalty advances are generally amortized over a twelve-month period, beginning with the first sale date of the product, as these products typically have a longer sales cycle than books. Royalty advances for significant new Bible products are amortized on a straight-line basis for a period not to exceed five years (as determined by management).

     When royalty advances are earned through product sales at a faster pace the amortization expense is accelerated to match the royalty earnings. All abandoned projects and advances that management does not expect to fully recover are charged to operations when identified.

     For authors with multiple book and product contracts, the advance is amortized over a period that encompasses the publication of all products, generally not to exceed 24 months or the actual recovery period, whichever is shorter. Advances to our most important authors are typically expensed as they are recovered through sales. These authors generally have multiple year and multiple book contracts, as well as strong sales history of backlist titles (products published during preceding fiscal years) that can be used to recover advances over long periods of time.

     Certain costs related to the Women of Faith conferences are paid in advance. Charges such as deposits for venues, postage and printing costs for mailings, etc., are often incurred in advance and are classified as prepaid expenses until the conferences take place, at which time they are recognized as costs of goods sold in the consolidated statements of operations.

DEFERRED CHARGES: Deferred charges consist primarily of loan issuance costs that are being amortized over the average life of the related debt, which approximates the effective interest method, and publication costs that are expected to be of significant benefit to future periods. Many Bible, reference and video products require significant development costs prior to the actual printing or production of the saleable product. These products also typically have a longer life cycle. All video pre-production costs are amortized over 12 months on a straight-line basis. Pre-production costs for significant Bible and reference products are recorded as deferred charges in the accompanying consolidated balance sheets and are amortized on a straight-line basis for a period not to exceed five years (as determined by management).

OTHER ASSETS: Other assets include prepaid royalty costs for works and projects that are not expected to be released within the next fiscal year.

STOCK-BASED COMPENSATION: The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion
     No. 25, "Accounting for Stock Issued to Employees," and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25," issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

                                                2004       2003       2002
                                              --------   --------   --------
Net income (loss) (in thousands):
   As reported                                 $16,165    $10,184   ($49,474)
                                              ========   ========   ========
   Less: additional stock-based employee
   compensation expense determined under
   fair value based method for all awards,
   net of related tax effects                    1,781      1,346        365
                                              ========   ========   ========
            Pro forma                          $14,384    $ 8,838   ($49,839)
                                              ========   ========   ========

Net income (loss) per share:
   Basic --   As reported                      $  1.12    $  0.71    $ (3.45)
                                              ========   ========   ========
              Pro forma                        $  1.00    $  0.62    $ (3.47)
                                              ========   ========   ========
   Diluted -- As reported                      $  1.08    $  0.70    $ (3.41)
                                              ========   ========   ========
              Pro forma                        $  0.96    $  0.61    $ (3.44)
                                              ========   ========   ========

     The fair value of each option on its date of grant has been estimated for pro forma purposes using the Black-Scholes option pricing model using the following weighted average assumptions:

                                                2004       2003       2002
                                              --------   --------   --------
     Expected future dividend payment          $ 0.16      $  -       $  -
     Expected stock price volatility             45.2%      39.9%      35.4%
     Risk free interest rate                      3.3%       5.0%       5.4%
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

COMPREHENSIVE INCOME (LOSS): Comprehensive income (loss) generally includes al changes to equity during a period, excluding those resulting from investments by stockholders and distributions to stockholders. Comprehensive income (loss) was the same as net income (loss) for the periods presented.

STATEMENT OF CASH FLOWS: For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less as cash equivalents.

COMPUTATION OF NET INCOME (LOSS) PER SHARE: Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Common and Class B Common shares outstanding during the year. Diluted earnings per share reflects the dilutive effect of stock options outstanding during the period. The following table presents the calculations of earnings per share (in thousands, except per share data):

                                           March 31,    March 31,    March 31,
                                             2004         2003         2002
                                          -----------  -----------  -----------
BASIC EARNINGS PER SHARE:
------------------------
  Weighted average shares outstanding       14,404       14,368        14,348
                                          ===========  ===========  ===========
  Income from continuing operations        $16,295      $10,184      $  7,821
  Loss from discontinued operations           (130)        -          (16,862)
  Cumulate effect of accounting change        -            -          (40,433)
                                          -----------  -----------  -----------
  Net income (loss)                        $16,165      $10,184      $(49,474)
                                          ===========  ===========  ===========

  Income per share from continuing
    operations                             $  1.13      $  0.71      $   0.55
  Loss per share from discontinued
    operations                               (0.01)         -           (1.18)
  Cumulative effect of accounting change       -            -           (2.82)
                                          -----------  -----------  -----------
  Net income (loss) per share              $  1.12      $  0.71      $  (3.45)
                                          ===========  ===========  ===========

DILUTED EARNINGS PER SHARE:
--------------------------
    Basic weighted average shares
      outstanding                           14,404       14,368        14,348
    Dilutive stock options - based on
      treasury stock method using the
      average market price                     595          228           140
                                          -----------  -----------  -----------
  Total shares                              14,999       14,596        14,488

  Income from continuing operations        $16,295      $10,184      $  7,821
  Loss from discontinued operations           (130)        -          (16,862)
  Cumulative effect of accounting change      -            -          (40,433)
                                          -----------  -----------  -----------
  Net income (loss)                        $16,165      $10,184      $(49,474)
                                          ===========  ===========  ===========

  Income per share from continuing
    operations                             $  1.09      $  0.70       $  0.54
  Loss per share from discontinued
    operations                               (0.01)         -           (1.16)
  Cumulative effect of accounting change      -             -           (2.79)
                                          -----------  -----------  -----------
  Net income per share                     $  1.08      $  0.70       $ (3.41)
                                          ===========  ===========  ===========



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

ACCOUNTING PRONOUNCEMENTS:  In May 2003, the FASB issued SFAS No. 150,
     "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities." SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no impact on the Company's consolidated financial statements.

     In January 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities," which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolication of Variable Interest Entities," which was issued in January 2003. The adoption of this Interpretation had no impact on the Company's consolidated financial statements.

RECLASSIFICATIONS: Certain reclassifications of prior period amounts have been made to conform to the current year's presentation.


NOTE B - ACQUISITIONS

     On September 19, 2003, the Company purchased substantially all of the assets of World Bible Publishers ("World") from RiversideWorld, Inc. for approximately $5.3 million. As of December 31, 2003, the Company had paid cash in the amount of $4.6 million and issued credit against accounts receivable from RiversideWorld in the amount of $0.7 million. World primarily publishes Bibles and Christian books. The purchase price has been preliminarily allocated to the net assets acquired, based on their estimated fair values (inventory of $4.2 million and development cost for publication of Bibles of $1.1 million, which will be amortized over a five-year period). This acquisition was accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of operations do not include any revenues or expenses related to this acquisition prior to the closing date. This acquisition did not have a material impact on the consolidated financial statements.


NOTE C - DISCONTINUED OPERATIONS

     On November 7, 2001, effective October 31, 2001, the Company completed the sale of the Company's gift business, including substantially all of the assets and certain liabilities of the Company's wholly-owned subsidiary, The C.R. Gibson Company ("Gibson"). Gibson is a designer, marketer and distributor of stationery and memory albums (the Company's former gift product segment). The purchase was consummated at a purchase price of $30.5 million, subject to certain purchase price adjustments, if any (see Note T). This sale resulted in a loss on disposal of $15.3 million. The Company also recognized a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with Gibson in accordance with SFAS No. 142. Gibson generated an operating loss from discontinued operations of $0.8 million and net revenues of $45.7 million in fiscal year 2002. Interest expense allocations to the gift discontinued operations were based on percentage of net assets employed and totaled $1.4 million for fiscal year ended 2002. The Company utilized net proceeds from the sale to pay down existing debt. The accompanying consolidated financial statements reflect the gift business segment as discontinued operations for all periods presented. During fiscal 2004 and 2003, the Company recorded a loss on disposal of $249,000 and $87,000, respectively, to record additional allowances for the disposal of Gibson, primarily the write-down of assets held for sale to its estimated fair value, less costs to sell (see note T).

     During December 2000, the Company determined it would dispose of its Ceres Candles operation, a former division of its gift segment. Ceres manufactured and marketed candles, primarily under private labels for the specialty and department store markets, and was headquartered in Hayward, California. This sale was completed in August 2001 for approximately $1.5 million. This sale resulted in a loss on disposal of $0.5 million in fiscal 2002. Through the date of sale, Ceres generated net revenues of $2.5 million during fiscal year 2002. Interest expense allocations to Ceres totaled $0.4 million for fiscal year 2002. During fiscal 2004 and 2003, the Company recorded income on disposal of $41,000 and $33,000, respectively, related to a change in estimate for certain unutilized allowances for the disposal of Ceres.

     Effective April 1, 2001, Remuda Ranch was reclassified as a discontinued operation. Remuda Ranch Center for Anorexia and Bulimia, Inc. ("Remuda Ranch") operates therapeutic centers in Arizona for women with eating disorders. For periods prior to April 1, 2001, Remuda Ranch net assets are reflected as assets held for sale in accordance with Emerging Issues Task Force Issue No. 87-11, "Allocation of Purchase Price to Assets to Be Sold." Remuda Ranch was part of the LEM acquisition during fiscal 2000 and was considered as assets held for sale from the acquisition date through March 31, 2001. The Company closed the sale of the Remuda Ranch net assets in July 2001 for approximately $7.2 million in cash and a $2 million note receivable. This sale resulted in a loss on disposal of $0.3 million during fiscal 2002. Interest expense allocations to Remuda Ranch totaled $0.2 million in fiscal 2002. The fiscal 2002 operations of Remuda Ranch have been accounted for as discontinued operations and, accordingly, their assets, liabilities and results of operations are segregated in the accompanying consolidated statements of operations and cash flows. During fiscal 2003, the Company recorded income on disposal of $54,000 related to a change in estimate for certain unutilized allowances for the disposal of Remuda Ranch.


NOTE D - INVENTORIES

     Inventories consisted of the following at March 31 (in thousands):

                                                         2004        2003
                                                       --------    --------
     Finished goods                                    $28,000     $31,298
     Work in process and raw materials                   2,341       2,339
                                                      --------    --------
                                                       $30,341     $33,637
                                                      ========    ========


NOTE E - PREPAID EXPENSES

     Prepaid expenses consisted of the following at March 31 (in thousands):

                                                         2004        2003
                                                       --------    --------
     Royalties                                         $ 9,155     $ 8,394
     Prepaid conference expenses                         2,702       2,823
     Prepaid production costs                            1,257       1,198
     Other                                                 904       1,106
                                                       --------    --------
                                                       $14,018     $13,521
                                                       ========    ========


NOTE F - PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at March 31 (in thousands):

                                                         2004        2003
                                                       --------    --------
     Land                                              $   291     $   291
     Buildings                                          12,172      11,382
     Machinery and equipment                            12,036      11,775
     Furniture and fixtures                              3,873       4,341
     Other                                               2,517       1,330
                                                       --------    --------
                                                        30,889      29,119
     Less accumulated depreciation and amortization   ( 17,850)   ( 17,489)
                                                       --------    --------
                                                       $13,039     $11,630
                                                       ========    ========


     Depreciation expense was $2.3 million, $2.1 million and $2.6 million for fiscal years 2004, 2003 and 2002, respectively.


NOTE G - DEFERRED CHARGES

     Deferred charges consisted of the following at March 31 (in thousands):

                                                         2004        2003
                                                       --------    --------
     Deferred publication costs                         $1,492      $1,224
     Deferred finiancing charges                           262         471
                                                       --------    --------
                                                        $1,754      $1,695
                                                       ========    ========

     Amortization for deferred charges was $0.2, $0.4 and $0.4 million for fiscal 2004, 2003 and 2002, respectively.


NOTE H - OTHER ASSETS

     Other assets consisted of the following at March 31 (in thousands):

                                                         2004        2003
                                                       --------    --------
     Prepaid royalties                                  $2,302      $2,858
     Notes receivable                                    2,000       2,258
     Cash surrender value of life insurance policies     1,907       1,821
     Other                                                 216         421
                                                       --------    --------
                                                        $6,425      $7,358
                                                       ========    ========



NOTE I - GOODWILL AND INTANGIBLE ASSETS

                                         Weighted
                              Gross      Average                       Net
                            Carrying   Amortization  Accumulated     Carrying
                             Amount      Period      Amortization     Amount
                            --------   ------------  ------------   ---------
Goodwill                                                             $29,304
                                                                    =========
Intangible assets
-----------------
 Amortizable intangible
   assets:
 Publishing rights and
   copyrights                 2,944         5            2,584           360

 Non-amortizable
   intangible assets:
 Publishing rights              500        n/a            -              500
                            --------                 ------------   ---------
Total intangible assets      $3,444                     $2,584       $   860
                            ========                 ============   =========

     Amortization expense for intangible assets was $88,000, $31,000 and $25,000 for fiscal years 2004, 2003 and 2002, respectively. Estimated amortization expense for the next five years is $75,000 in 2005, 2006, 2007, 2008 and 2009, respectively.


NOTE J - ACCRUED EXPENSES

     Accrued expenses consisted of the following at March 31 (in thousands):

                                                         2004        2003
                                                       --------    --------
     Accrued royalties                                 $ 4,408     $ 6,374
     Accrued compensation                                5,530       4,001
     Accrued commissions                                   360         352
     Accrued group insurance                               692         687
     Accrued interest                                       95         311
     Accrued sales and property tax                        274         365
     Net liability of discontinued operations              158         128
     Accrued conference expenses                           711         633
     Other                                               1,050         984
                                                       --------    --------
                                                       $13,278      13,835
                                                       ========    ========

     Cash payments for interest were $1.1 million in 2004, $3.1 million in 2003, and $6.6 million in 2002.


NOTE K - LONG-TERM DEBT

     Long-term debt consisted of the following at March 31 (in thousands):

                                                         2004        2003
                                                       --------    --------
     Credit facility                                   $   -       $17,000
     Senior notes                                        5,330       8,352
     Industrial revenue bonds                              -           600
                                                       --------    --------
                                                         5,330      25,952
     Less current portion                             (  3,022)   (  3,622)
                                                       -------     -------
                                                       $ 2,308     $22,330
                                                       =======     =======

     The Company's bank credit facility is a $65 million Senior Unsecured Revolving Credit Facility (the "Credit Facility"). The Credit Facility bears interest at either the lenders' base rate or, at the Company's option, the LIBOR plus a percentage based on certain financial ratios. The average interest rate for the revolving credit facility was approximately 3.5% at March 31, 2004. The Company has agreed to maintain certain financial ratios and tangible net worth, as well as to limit the payment of cash dividends under the Credit Facility. The Credit Facility has a term of three years and matures on June 28, 2005. At March 31, 2004, the Company had no outstanding balance under the Credit Facility and $65 million available for borrowing. At
March 31, 2004, the Company was in compliance with all covenants of the Credit Facility.

     The Company has outstanding $5.3 million in secured Senior Notes, which bear interest at rates from 6.68% to 8.31% and mature on dates through fiscal 2006. Under the terms of the Senior Notes, the Company has agreed, among other things, to limit the payment of cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. At March 31, 2004, the Company was in compliance with all covenants of the Senior Notes.

     Maturities of long-term debt for the years ending March 31 are as follows (in thousands):

                          2005       $3,022
                          2006        2,308
                                     -------
                                     $5,330
                                     =======


NOTE L - LEASES

     Total rental expense for operating leases associated with continuing operations, including short-term leases of less than a year, amounted to approximately $2.0 million in 2004, $2.7 million in 2003 and $3.2 million in 2002. Generally, the leases provide that, among other things, the Company shall pay for utilities, insurance, maintenance and property taxes in excess of base year amounts.

     Minimum rental commitments under non-cancelable operating leases for the years ending March 31 are as follows (in thousands):

             2005                             $1,614
             2006                              1,089
             2007                                478
             2008                                424
             2009 and thereafter                 886
                                             -------
               Total minimum lease payments   $4,491
                                             =======
</TABLE


NOTE M - STOCK PLANS

     STOCK-BASED COMPENSATION PLANS: The Company's Compensation Committee administers the Company's stock-based compensation plans. The Company accounts for options issued to employees and directors under APB Opinion No. 25 and related interpretations. All options are granted with exercise prices equal to or greater than market value of the Company's Common Stock on the date of grant.
As a result, no compensation cost has been recognized.

     The Company's 1992 Amended and Restated Employee Stock Incentive Plan (the
"Stock Incentive Plan") has expired, except for the outstanding options remaining. The Plan, as amended, authorized grants of options to purchase up to 2,140,000 shares of authorized but unissued common or Class B Common Stock.
Stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and other stock-based awards have been granted to employees under this plan. In addition, 140,000 shares of Common Stock were authorized for issuance under this plan for annual stock option grants to each of the Company's outside directors for the purchase of 2,000 shares of common stock. Stock options have been granted under this plan as indicated in the table below. The options in the Stock Incentive Plan typically vest at a rate of 33 1/3% on the first through third anniversaries of the date of grant, subject to certain performance goals, and vest in full if the executive is employed on the third anniversary of the date of grant, regardless of whether such goals are met.

                     Remaining   Outstanding Options     Weighted     Weighted
                      Shares     -------------------      Average     Average
                     Reserved     Common     Class B   Exercise/Grant  Fair
                     For Grant    Stock       Stock         Price      Value
                    ----------  ---------   ---------  -------------- -------
1992 Plan
---------
April 1, 2001         934,991     692,000     420,000      $11.16
                    ==========  =========   =========
Options canceled      414,000    (324,000)    (90,000)      10.86
Options exercised        -        (22,332)       -
Options granted      (573,500)*   573,500        -           7.10      $4.05
                    ----------  ---------   ---------
March 31, 2002        775,491     941,500     330,000        9.52
                    ==========  =========   =========
Options canceled      335,000     (10,000)   (325,000)      12.82
Options exercised        -         (8,666)       -           7.30
Options granted      (456,000)**  456,000        -          13.62      $7.77
                    ----------  ---------   ---------
March 31, 2003        654,491   1,378,834       5,000       10.09
                    ==========  =========   =========
Options canceled       74,868     (74,868)       -          10.69
Options exercised         -       (91,823)***    -           8.20
Options granted      (340,000)    340,000        -          11.98      $6.74
Termination of Plan  (389,359)       -           -            -
                    ----------  ---------   ---------
March 31, 2004           -      1,552,143       5,000        8.87
                    ========================================================

* Includes 220,000 options exercisable as either common or Class B common stock.
** Includes 6,684 options exercisable as either common or Class B Common Stock. *** 1,000 shares returned to Company at market price in lieu of cash to exercise certain options.

     The 2003 Stock Incentive Plan ("the Plan"), which was approved at the 2003 Annual Meeting of Shareholders, has 1,000,000 authorized shares of stock. Any number of shares of Common Stock or Class B Common Stock may be awarded under the Plan so long as the total number of shares of stock awarded does not exceed 1,000,000 shares, but no more than 200,000 shares may be issued as Restricted Stock and no more than 500,000 shares may be issued upon exercise of options qualified under Section 422 of the Code (Incentive Stock Options).

                     Remaining   Outstanding Options     Weighted     Weighted
                      Shares     -------------------      Average     Average
                     Reserved     Common     Class B   Exercise/Grant  Fair
                     For Grant    Stock       Stock         Price      Value
                    ----------  ---------   ---------  -------------- -------
2003 Plan
---------
Plan implemented    1,000,000        -           -            -          -
Options granted      (300,000)       -        300,000       12.33      $5.55
                    ----------  ---------   ---------
March 31, 2004        700,000        -        300,000       12.33
                    =========================================================
Consolidated Plans    700,000   1,552,143     305,000       10.86
                    =========================================================


     At March 31, 2004, there were exercisable options outstanding to purchase 479,271 shares of Common Stock and 80,563 shares of Class B Common Stock with a weighted average exercise price of $10.00. As of March 31, 2003, there were exercisable options outstanding to purchase 337,167 shares of Common Stock and 5,000 shares of Class B Common Stock with a weighted average exercise price of $10.09.

     At March 31, 2004, the range of exercise prices and weighted average remaining contractual life of outstanding options was $6.95 to $18.38 and
6.8 years, respectively.

1997 DEFERRED COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS: The Company adopted the 1997 Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan"), which is administered by the Compensation Committee. The Deferred Compensation Plan is a non-qualified plan that allows eligible non-employee members of the Company's Board of Directors to elect to defer receipt of all or any portion of annual base fees payable to them for services rendered to the Company as Directors. The participating Directors are awarded performance units of the Company's Common Stock at fair market value on the deferral dates and dividend payment dates. Distributions at age 65 or 70 are paid in cash, based on the value of the performance units at the time of distribution, payable in a lump sum or in installments. Compensation expense is recognized on deferral dates, dividend payment dates, and based on changes in the quoted price of the Company's Common Stock. During fiscal years 2004, 2003 and 2002, compensation expense in relation to the Deferred Compensation Plan was recorded in the amounts of approximately
$0.5 million, $0.1 million and $0.3 million, respectively.


NOTE N - RETIREMENT PLANS

     The Company administers the Thomas Nelson, Inc. Savings and Investment Plan ("Company Plan"), which includes employer discretionary ESOP contributions to a stock bonus feature and a 401(k) salary deferral feature. The Company Plan allows all eligible employees to elect deferral contributions of between 1% and 15% of their eligible compensation. The Company will match 100% of each participant's salary deferral contributions up to 3% of eligible compensation and 50% of the next 2% of eligible compensation. The Company Plan qualifies as a "safe harbor" 401(k) plan under applicable Internal Revenue Code Sections. The Company's contribution expense under this plan, including matching contributions and discretionary ESOP contributions, totaled $1.0 million, $1.0 million and $0.7 million during fiscal 2004, 2003 and 2002, respectively.

     LEM has adopted a profit sharing plan, which is qualified under section 401 of the Internal Revenue Code. Eligible employees over 21 years of age may participate in the plan after one year of credited service with LEM. LEM's contribution to the plan for any year is discretionary. During fiscal 2004 and 2003, LEM matched 20% of all employee contributions, up to 15% of eligible compensation. The Company's matching contributions under this plan totaled $16,000, $17,000 and $24,000 during fiscal 2004, 2003 and 2002, respectively.


NOTE O - COMMON STOCK

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

     The Company has historically declared and paid a dividend of four cents per share every quarter through the first quarter of fiscal 2002. On August 23, 2001, the Company's Board of Directors adopted management's recommendation to suspend the payment of dividends on the Company's Common and Class B Common stock.

	On August 22, 2003, the Board of Directors declared a cash dividend of $.04 per share of Common and Class B Common Stock. The dividend was payable October 20, 2003, to shareholders of record on October 6, 2003.

     On November 20, 2003, the Company's Board of Directors declared a cash dividend of $.04 per share of Common and Class B Common Stock. The dividend was payable January 19, 2004, to shareholders of record on January 5, 2004.

     On February 19, 2004, the Board of Directors declared a cash dividend of $.04 per share of Common and Class B Common Stock. The dividend was payable April 19, 2004, to shareholders of record on April 5, 2004.


NOTE P - INCOME TAXES

     The income tax provision (benefit) is comprised of the following for the fiscal years ended March 31, (in thousands):

                                                2004       2003       2002
                                              --------   --------   --------
     Current:
       U.S. federal                            $8,300     $2,900    ($7,800)
       State                                      916        168    (   929)
                                              --------   --------   --------
        Total current                           9,216      3,068    ( 8,729)
     Deferred                                     462      2,810      4,470
                                              --------   --------   --------
     Total tax provision (benefit)             $9,678     $5,878    ($4,259)
                                              ========   ========   ========
     Provision for income taxes from
       continuing operations                   $9,756     $5,878     $4,495
     Provision (benefit) for income
       taxes from discontinued operations         (78)      -       ( 8,754)
                                              --------   --------   --------
     Total tax provision (benefit)             $9,678     $5,878    ( 4,259)
                                              ========   ========   ========

     Deferred tax assets are recognized if it is more likely than not that the future tax benefit will be realized. The Company believes that, based on its history of profitable operations, the net deferred tax asset will be realized on future tax returns, primarily from the generation of future taxable income. The Company maintains a valuation allowance for certain deferred tax assets, which consists primarily of cumulative state tax losses in recent years and contribution carryforwards for which utilization is uncertain due to limited carryforward periods. The valuation allowance decreased $554,000 in fiscal 2004 due to the utilizatin of charitable contribution carryforwards. The net deferred tax asset is comprised of the following at March 31 (in thousands):

                                                         2004        2003
                                                       --------    --------
     Deferred tax assets:
       Contributions                                    $   94      $1,700
       Inventory obsolescence allowances                   840         985
       Bad debt and returns allowances                   2,536       2,450
       Inventory-unicap tax adjustment                     956         793
       Advances and prepaid expenses                       140          68
       Accrued liabilities                                 357         260
       Deferred charges                                    617         -
       Valuation allowance                                (617)     (1,171)
                                                       --------    --------
                                                         4,923       5,085
     Deferred tax liabilities:
       Accelerated depreciation and amortization        (1,021)       (721)
                                                       --------    --------
     Net deferred taxes                                 $3,902      $4,364
                                                       ========    ========

     Reconciliation of income taxes from continuing operations computed at the U.S. federal statutory tax rate to the Company's effective tax rate is as follows for the fiscal years ended March 31:

                                                2004       2003       2002
                                             --------   --------   --------
   U.S. federal statutory tax rate provision   35.0%      35.0%      34.0%
   State taxes on income, net of federal tax
     effect                                     2.5%       1.5%       2.5%
                                             --------   --------   --------
   Effective tax rate                          37.5%      36.5%      36.5%
                                             ========   ========   ========

     Cash payments (received) for income taxes were $(11.7) million, $1.8 million and $2.3 million in 2004, 2003 and 2002, respectively.

     Long-term taxes payable at March 31, 2004 includes a liability which resulted from an income tax refund of $18.7 million received in April 2003.
This tax refund was related to the disposal of the Company's C.R. Gibson gift division and was used to pay down existing debt. Further, the Company has reduced its current year income tax payments by approximately $2.2 million related to additional tax credits generated by the tax loss realized on the disposal of C.R. Gibson. Until such time that the Company can conclude that the position taken on its income tax returns will ultimately be sustained by the taxing authorities, the refund and the tax credits will be recorded as a tax liability. If the Company's position is sustained, the Company will recognize the refund and the tax credits as income from discontinued operations.


NOTE Q - QUARTERLY RESULTS (UNAUDITED)

     Summarized results from continuing operations for each quarter in the fiscal years ended March 31, 2004 and 2003 are as follows (dollars in thousands, except basic per share data):


                                        First    Second     Third    Fourth
                                       Quarter   Quarter   Quarter   Quarter
                                       -------   -------   -------   -------
2004
----
Net revenues                           $41,831   $63,829   $56,047   $60,912
Operating income                         1,731    11,111     6,932     7,366
Net income                               1,057     6,774     3,952     4,512
Net income per share, basic               0.07      0.47      0.28      0.31

2003
----
Net revenues                           $41,171   $62,074   $53,774   $60,198
Operating income                         1,509     7,032     4,698     5,687
Net income                                 324     4,100     2,486     3,274
Net income per share, basic               0.02      0.29      0.17      0.23



NOTE R - COMMITMENTS AND CONTINGENCIES

     The Company has commitments to provide advances to certain authors in connection with products being published by the Company. These commitments totaled approximately $9.2 million at March 31, 2004. The timing of payments will be dependent upon the performance by the authors of conditions provided in the applicable contracts. It is anticipated that a substantial portion of the commitments will be completed within the next four years. The Company also has certain inventory purchase commitments with vendors totaling approximately $26.6 million over the next five years.

     On February 3, 2004, the Company received a letter from one of its former customers that has filed for Chapter 11 bankruptcy. It indicated that the Company may have received preference transfers, in the form of cash and returned books, totaling approximately $1.7 million. We are evaluating the notice and intend to vigorously defend the matter. While resolution of this matter is not expected to materially affect the Company's liquidity, if all or a portion of these amounts were to be repaid, it would reduce the Company's net income in the amount of the repayment, net of tax.

     The Company is subject to various other legal proceedings, claims and liabilities, which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.


NOTE S - GUARANTEES

     As of March 31, 2004, the Company is listed as the primary tenant on a lease related to discontinued operations that were assumed by the buyers. No amount has been accrued for the Company's potential obligation under these lease agreements. The maximum amount of undiscounted payments the Company would have to make in the event that the new tenants fail to make the required lease payments is $0.8 million at March 31, 2004.


NOTE T - RELATED PARTY TRANSACTIONS

     Effective October 31, 2001, the Company sold the assets of its gift division to CRG Acquisition Corp., now known as C. R. Gibson, Inc., for consideration of $30.5 million, subject to adjustment. At the date of the sale,
S. Joseph Moore became the President of C. R. Gibson, Inc. Mr. Moore's employment with the Company terminated at the date of sale; however, he remains a member of the Company's Board of Directors. In connection with the sale transaction, the parties also entered into a Transition Services Agreement whereby the Company provided warehousing, accounting and other administrative services to C.R. Gibson, Inc. The Company received fees under this agreement totaling approximately $3.0 million in fiscal 2002 and approximately
$2.3 million in fiscal 2003, until the agreement ended on July 31, 2002. These fees were approximately the same amount as the expenses incurred to provide the services and were recorded as a reduction to selling, general, and administrative expenses in the consolidated statements of operations. During the third quarter of fiscal 2003, the Company settled claims and working capital adjustments related to the sale of the gift assets for total consideration of $2.5 million in favor of C.R. Gibson, Inc., which had been fully accrued as a liability on the consolidated balance sheets.

     During the third quarter of fiscal 2003, the Company paid $2.5 million to C.R. Gibson, Inc. for the repurchase of its former distribution center under the terms of a "put option" from the Asset Purchase Agreement for the sale of the Company's former gift segment. This property was sold during fiscal 2004.


NOTE U - FINANCIAL INSTRUMENTS

     The following disclosure of estimated fair value of financial instruments as of March 31, 2004 is made in accordance with SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information as of March 31, 2004 and 2003, respectively. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market transaction (in thousands):

                                      2004                    2003
                               ---------------------  ---------------------
                               Carrying   Estimated   Carrying   Estimated
                                Amount    Fair Value   Amount    Fair Value
                               ---------  ----------  ---------  ----------
CASH AND CASH EQUIVALENTS       $22,780    $22,780     $ 1,707    $ 1,707

LONG-TERM DEBT:
  Credit facility               $ - 0 -    $ - 0 -     $17,000    $17,000
  Senior notes                    5,330      5,474       8,352      8,616
  Industrial revenue bonds        - 0 -      - 0 -         600        600


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

     Outstanding letters of credit totaled $1.1 million and $1.0 million as of March 31, 2004 and 2003, respectively. The letters of credit guarantee performance to third parties of various trade activities and Workers' Compensation claims. Fair value estimated on the basis of fees paid to obtain the obligations was not material at March 31, 2004 and 2003.

     Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the diverse nature of the Company's customer base.


NOTE V - OPERATING SEGMENTS

     Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes items related to discontinued operations (in thousands).


2004                            Publishing  Conferences   Other      Total
----                            ----------  -----------  --------  ----------
Net revenues                     $193,161     $29,458   $   -       $222,619
Operating income                   26,025       1,115       -         27,140
Assets, excluding goodwill        143,510       4,905     2,000      150,415
Goodwill                           14,169      15,135       -         29,304
Total assets                      157,679      20,040     2,000      179,719
Capital expenditures                3,569          97       -          3,666
Depreciation and amortization       2,028         259       -          2,287

2003
----
Net revenues                     $187,599    $ 29,618   $   -       $217,217
Operating income                   14,684       4,242       -         18,926
Assets, excluding goodwill        124,299       5,667     3,785      133,751
Goodwill                           14,169      15,135       -         29,304
Total assets                      138,468      20,802     3,785      163,055
Capital expenditures                4,493         103       -          4,596
Depreciation and amortization       1,808         253       -          2,061

2002
----
Net revenues                      188,277      27,275   $   -       $215,552
Operating income                   16,045         518       -         16,563
Assets, excluding goodwill        137,338       6,447    12,300      156,085
Goodwill                           14,169      15,135       -         29,304
Total assets                      151,507      21,582    12,300      185,389
Capital expenditures                  898         241       -          1,139
Depreciation and amortization       1,959         690       -          2,649


     No single customer accounted for as much as 10% of consolidated revenues in fiscal 2004, 2003 or 2002. Foreign revenues accounted for less than 10% of consolidated revenues in fiscal 2004, 2003 and 2002.



           Report of Independent Registered Public Accounting Firm


The Board of Directors and Stockholders
Thomas Nelson, Inc.:

     We have audited the accompanying consolidated balance sheets of Thomas Nelson, Inc. and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended
March 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The Company's consolidated financial statements as of March 31, 2002 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the restatement related to reportable segment information in Note V to the consolidated financial statements, in their report dated
May 10, 2002. Those auditors' report also included explanatory paragraph with respect to the change in the method of accounting for goodwill and other intangible assets (as discussed in Note A to the consolidated financial statements).

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thomas Nelson, Inc. and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

     As discussed above, the Company's 2002 consolidated financial statements were audited by other auditors who have ceased operations. As described in
Note V, the Company began disclosing two reportable segments in 2003, and the amounts in the 2002 consolidated financial statements relating to reportable segments have been restated to conform to the 2003 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2002 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the Company's 2002 consolidated financial statements other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2002 consolidated financial statements taken as a whole.



/s/ KPMG LLP
-------------------------
Nashville, Tennessee
May 10, 2004



              COPY OF REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


The Board of Directors
To Thomas Nelson, Inc.:

     We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements included in Thomas Nelson, Inc.'s annual report to shareholders incorporated by reference in this Annual Report, and have issued our report thereon dated May 10, 2002. Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in the index is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.


/s/ Arthur Andersen LLP
-----------------------------
Nashville, Tennessee
May 10, 2002

            RISK RELATING TO ARTHUR ANDERSEN LLP'S LACK OF CONSENT

     ARTHUR ANDERSEN LLP WERE THE INDEPENDENT ACCOUNTANTS FOR THE COMPANY
UNTIL MAY 10, 2002. REPRESENTATIVES OF ARTHUR ANDERSEN LLP ARE NOT AVAILABLE TO PROVIDE THE CONSENT REQUIRED FOR THE INCORPORATION BY REFERENCE OF THEIR REPORT ON THE FINANCIAL STATEMENTS OF THE COMPANY APPEARING IN THIS ANNUAL REPORT, AND WE HAVE DISPENSED WITH THE REQUIREMENTS TO FILE THEIR CONSENT IN RELIANCE UPON RULE 437A UNDER THE SECURITIES ACT OF 1933. THE REPORT OF ARTHUR ANDERSEN LLP INCLUDED HEREWITH IS A COPY OF THE LATEST SIGNED AND DATED REPORT ISSUED BY ANDERSEN AND SUCH REPORT HAS NOT BEEN REISSUED BY ANDERSEN. BECAUSE ARTHUR ANDERSEN LLP HAVE NOT CONSENTED TO THE INCORPORATION BY REFERENCE OF THEIR REPORT, INVESTORS WILL NOT BE ABLE TO RECOVER AGAINST ARTHUR ANDERSEN LLP UNDER SECTION 11 OF THE SECURITIES ACT OF 1933 FOR ANY UNTRUE STATEMENTS OF A MATERIAL FACT CONTAINED IN THE FINANCIAL STATEMENTS AUDITED BY ARTHUR
ANDERSEN LLP THAT ARE INCLUDED IN THIS REPORT OR ANY OMISSIONS TO STATE A MATERIAL FACT REQUIRED TO BE STATED THEREIN.



                       Other Financial Information
                              (Unaudited)

     The Common Stock and the Class B Common Stock are traded on the NYSE under
the symbols "TNM" and "TNMB," respectively.   The following table sets forth,
for the periods indicated, the high and low closing sales prices as reported on the NYSE composite tape:

                               Common           Class B
                               Stock          Common Stock       Dividends
                          ----------------  ----------------     Declared
                            High     Low      High     Low       Per Share
                          -------  -------  -------  -------  ---------------
Fiscal 2004
-----------
     First Quarter        $11.83   $ 8.45   $13.45   $10.55        $  -
     Second Quarter        14.10    11.20    14.00    11.80          .04
     Third Quarter         24.13    14.80    23.75    14.50          .04
     Fourth Quarter        27.73    20.50    28.00    20.50          .04
                                                               --------------
                                                                   $ .12
                                                               ==============
Fiscal 2003
-----------
     First Quarter        $13.80   $10.29   $13.60   $11.00        $  -
     Second Quarter        13.57     8.80    13.51    11.00           -
     Third Quarter         10.46     5.24    13.00     7.00           -
     Fourth Quarter        11.29     8.45    13.95    12.40           -
                                                               --------------
                                                                   $  -
                                                               ==============




     As of June 11, 2004, there were 677 record holders of the Common Stock and 457 record holders of the Class B Common Stock.

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

     The Company has historically declared and paid a dividend of four cents per share every quarter through the first quarter of fiscal 2002. On August 23, 2001, the Company's Board of Directors adopted management's recommendation to suspend the payment of dividends on the Company's Common and Class B Common stock.

     On August 22, 2003, the Board of Directors declared a cash dividend of $.04 per share of Common and Class B Common Stock. The dividend was payable October 20, 2003, to shareholders of record on October 6, 2003.

     On November 20, 2003, the Company's Board of Directors declared a cash dividend of $.04 per share of Common and Class B Common Stock. The dividend was payable January 19, 2004, to shareholders of record on January 5, 2004.

     On February 19, 2004, the Board of Directors declared a cash dividend of $.04 per share of Common and Class B Common Stock. The dividend was payable April 19, 2004, to shareholders of record on April 5, 2004.