Form 10-K, Exhibit 13
period 2005-03-31
THOMAS NELSON INC
filed 2005-06-14
CIK 71023

EXHIBIT 13


                            SELECTED FINANCIAL DATA
                    (in thousands, except per share data)
YEARS ENDED
March 31,                     2005      2004        2003     2002      2001
-----------------------------------------------------------------------------
OPERATING RESULTS (a):
Net revenues                $237,817  $222,619   $217,217  $215,552  $214,147
Operating income              31,708    27,140     18,926    16,563    17,785
Income from continuing
  operations                  19,767    16,295     10,184     7,821     8,977
Income (loss) from
  discontinued operations (b)     50      (130)        --   (16,862)  (11,811)
Cumulative effect of a
  change in accounting
  principle (c)                   --        --         --   (40,433)       --
                            --------  --------   --------  --------  --------
Net income (loss)           $ 19,817  $ 16,165   $ 10,184  $(49,474) $ (2,834)
                            ========  ========   ========  ========  ========

Cash flow:
  Net cash provided by
   continuing operating
   activities               $  7,121  $ 27,752   $ 34,439  $ 23,199  $    348
   Net cash provided by
   (used in) discontinued
   operating activities        1,238    21,237      1,660    (3,092)       57
  Net cash provided by
   (used in) investing
   activities                 (4,500)   (6,866)    (4,569)   34,705      (666)
  Net cash provided by
   (used in) financing
   activities                 (2,640)  (21,050)   (30,358)  (56,411)    1,574

EBITDA(d):
Income from continuing
  operations                $ 19,767  $ 16,295   $ 10,184  $  7,821  $  8,977
Interest expense                 644       882      3,026     4,295     3,738
Provision for income taxes    11,647     9,756      5,878     4,495     5,160
Depreciation and
  amortization                 2,587     2,287      2,061     2,649     2,841
                            --------  --------   --------  --------  --------
EBITDA FROM CONTINUING
  OPERATIONS                  34,645    29,220     21,149    19,260    20,716
                            --------   -------   --------  --------  --------
Changes in working capital
  and other                  (27,524)   (1,468)    13,290     3,939   (20,368)
                            --------  --------   --------  --------  --------
  Net cash provided by
   continuing operating
   activities               $  7,121  $ 27,752   $ 34,439  $ 23,199  $    348
                            ========  ========   ========  ========  ========
-----------------------------------------------------------------------------
FINANCIAL POSITION:
Total assets                $202,959  $179,266   $163,055  $185,389  $287,238
Working capital               90,423    77,075     60,994    84,262   140,466
Total debt                     2,308     5,330     25,952    56,374   111,800
Shareholders' equity         124,621   102,982     87,824    77,576   127,437
Long-term debt to total
  capitalization                1.8%      4.9%      22.8%     42.1%     46.7%
-----------------------------------------------------------------------------
DILUTED PER SHARE DATA (a):
Income per share from
  continuing operations     $   1.31  $   1.09   $   0.70  $   0.54  $   0.62
Income (loss) per share
  from discontinued
  operations (b)                  --     (1.01)        --     (1.16)    (0.82)
Cumulative effect of a
  change in accounting
  principle (c)                   --        --         --     (2.79)       --
                            --------  --------   --------  --------  --------
Net income (loss) per share $   1.31   $  1.08   $   0.70  $  (3.41) $  (0.20)
                            ========  ========   ========  ========  ========
Dividends declared per
  share                     $   0.19   $  0.12   $     --  $   0.04  $   0.16
Book value per share            8.42      7.12       6.11      5.40      8.88
Weighted average number of
  shares outstanding (e)      15,107    14,999     14,596    14,488    14,535


(a) For all periods presented, operating results and per share data have been reestated for discontinued operations.
(b) Discontinued operations include Ceres Candles and Gifts, Remuda Ranch Center for Anorexia and Bulimia, Inc. and The C.R. Gibson Company.
(c) The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", as of April 1, 2001. The adoption of SFAS No. 142 resulted in a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with the Company's gift division, which was discontinued and sold during fiscal 2002.
(d) We believe EBITDA (earnings from continuing operations before interest, taxes, depreciation and amortization) provides a useful measure of cash flows from operations for our investors because EBITDA is an industry comparative measure of cash flows generated by our operations prior to the payment of interest and taxes and because it is a financial measure used by management to assess the performance of our Company. EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States of America and should not be considered in isolation or construed as a substitute for net income or other operations data or cash flow data prepared in accordance with accounting principles generally accepted in the United States of America for purposes of analyzing our profitability or liquidity. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a portion of such funds are subject to contractual restrictions and functional requirements to pay debt service, fund necessary capital expenditures and meet other commitments from time to time as described in more detail in this Annual Report and on Form 10-K. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies.
(e) Represents diluted weighted average number of shares outstanding in accordance with SFAS No. 128.



            Management's Discussion & Analysis of Financial
                  Condition and Results of Operations


EXECUTIVE SUMMARY

     Thomas Nelson, Inc. publishes Bibles, books, audios, videos and CD-ROM products and hosts inspirational conferences, designed to appeal to the Christian and family-oriented lifestyle segments of the population. The Company's business strategy is to publish high-quality products and offer related conference services for the Christian and general retail markets. Thomas Nelson's Common Stock and Class B Common Stock are listed on the New York Stock Exchange under the symbols TNM and TNMB, respectively. More information can be found at our website: www.thomasnelson.com.

     Net revenues in fiscal 2005 increased 6.8% over fiscal 2004.    Net
revenues from publishing products increased 5.8%, primarily due to a strong performance from our new imprints, WestBow Press (fiction) and Nelson Impact (curriculum) and this being the first full year for our World Publishing acquisition.

     Net revenues from conferences increased 13.4%, compared to the prior fiscal year. This improvement relates to stronger attendance levels at the events and higher product sales per attendee. We hosted 28 events this fiscal year compared to 29 events in the prior fiscal year.

     This summary should be read together with the complete Management's Discussion and Analysis and the related financial statements and notes thereto.


CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

     The following discussion includes certain forward-looking statements (all statements other than those made solely with respect to historical fact) and the actual results may differ materially from those contained in the forward-looking statements due to known and unknown risks and uncertainties.
Any one or more of several risks and uncertainties could account for differences between the forward-looking statements that are made here and the actual results, including with respect to our sales, profits, liquidity and capital position. These factors include, but are not limited to: softness in the general retail environment or in the markets for our products; the timing and acceptance of products being introduced to the market; the level of product returns experienced; the level of margins achievable in the marketplace; the collectibility of accounts receivable; the recoupment of royalty advances; the effects of acquisitions or dispositions; the financial condition of our customers and suppliers; the realization of inventory values at carrying amounts; our access to capital; the outcome of any Internal Revenue Service audits; and the realization of income tax and intangible assets. These conditions cannot be predicted reliably, and the Company may adjust its strategy in light of changed conditions or new information. Thomas Nelson disclaims any obligation to update forward-looking statements.


RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain selected statement of operations data of the Company expressed as a percentage of net revenues and the percentage change in dollars of such data from the prior fiscal year.

                                                       Fiscal Year-to-Year
                             Years Ended March 31,     Increase (Decrease)
                           ------------------------ -------------------------
                             2005    2004    2003   2004 to 2005 2003 to 2004
                            ------  ------  ------  ------------ ------------
Net Revenues:
   Publishing                85.9%    86.8%    86.4%      5.8%        3.0%
   Conferences               14.1     13.2     13.6      13.4        (0.5)
                            ------   ------   ------    ------      ------
Total net revenues          100.0    100.0    100.0       6.8         2.5


Costs and expenses:
   Cost of goods sold        56.4     58.2     59.6       3.5         0.1
   Selling, general and
     administrative          29.2     28.6     30.8       9.1        (4.8)
Depreciation and
     amortization             1.1      1.0      0.9      13.1        11.0
                            ------   ------   ------    ------      ------
 Total costs and expenses    86.7     87.8     91.3       5.4        (1.4)
                            ------   ------   ------    ------      ------
Operating income             13.3     12.2      8.7      16.8        43.4
Interest expense              0.3      0.4      1.4     (27.0)      (70.9)
                            ------   ------   ------    ------      ------
Net income                    8.3%     7.3%     4.7%     21.3%       60.0%
                            ======   ======   ======    ======      ======

     The Company's net revenues fluctuate seasonally, with revenues in the first fiscal quarter historically being less than each of the remaining quarters of the year. Seasonality is the result of increased consumer purchases of the Company's products during the traditional calendar year-end holidays. In addition, the Company's quarterly operating results may fluctuate significantly due to new product introductions, the timing of selling, marketing and other operating expenses and changes in sales and product mixes.


Fiscal 2005 Compared to Fiscal 2004
-----------------------------------

     Net revenues in fiscal 2005 increased $15.2 million or 6.8% over fiscal 2004. Net revenues from publishing products increased $11.2 million or 5.8%, primarily due to a strong performance by our new imprints WestBow Press (fiction) and Nelson Impact (curriculum) and this being the first full year for our World Publishing acquisition. Net revenues from conferences increased
$4 million, or 13.4%, primarily due to larger attendance at the events and higher product sales per attendee. We hosted 28 events in fiscal 2005 compared to 29 events in fiscal 2004. These events include 2 national events in fiscal 2005 compared to 1 national event in fiscal 2004. A national event is a 3-day event compared to our normal 2-day event and, as such, carries a higher ticket price. Price increases did not have a material effect on net revenues.

     The Company's cost of goods sold increased $4.5 million, or 3.5% from fiscal 2004 and, as a percentage of net revenues, decreased to 56.4% from 58.2% in the prior year. The improvement in cost of goods sold as a percentage of net revenues is primarily attributable to improved recovery on sales of excess publishing product inventories and improved recovery of royalty advances on publishing products. The improvement in publishing products was partially offset by a planned increase in cost of goods sold at conferences as a percentage of net revenues as an attempt to increase attendance and total profit at conference events.

     Selling, general and administrative expenses, excluding depreciation and amortization, increased by $5.8 million, or 9.1% from fiscal 2004 and, as a percentage of net revenues, increased to 29.2% from 28.6%. The increase in dollars and percentage over the prior year is primarily attributable to additional expenditures required for compliance with the Sarbanes-Oxley Act, planned increases in advertising, variable expenses that increased in relation to net revenues, and overhead investments in certain publishing areas for future growth, such as fiction, curriculum, World Publishing and direct to school sales programs.

     Depreciation and amortization increased slightly from the prior year due to building improvements and investments in computer hardware and software.

     Other income consists primarily of interest income from cash equivalents and notes payable (included in other assets). The loss in fiscal 2004 was attributable to an abandoned, unconsolidated start-up joint venture, partially offset by interest income.

     Interest expense for fiscal 2005 was $0.6 million compared to $0.9 million in the prior year, a decrease of $0.3 million due to lower debt levels.

     The provision for income taxes for fiscal 2005 was 37.1% compared to 37.5% in the prior year. The decline in the effective tax rate is primarily attributable to a permanent tax difference related to product donations to charitable organizations during the fourth quarter of fiscal 2005. We expect our annual marginal income tax rate to be 38% for future earnings, unless we donate additional products in the future.


Fiscal 2004 Compared to Fiscal 2003
-----------------------------------

     Net revenues in fiscal 2004 increased $5.4 million, or 2.5% over fiscal 2003. Net revenues from publishing products increased $5.6 million, or 3.0%, primarily due to a strong performance by the publishing segment, including additional revenues generated by the World Publishing acquisition. Net revenues from conferences decreased $0.2 million, or 0.5%, primarily due to lower attendance levels in the early stages of fiscal 2004. We believe the lower attendance levels were primarily due to the war in Iraq and the smaller venues of the early conferences compared to fiscal 2003. In fiscal 2004, the Company hosted 29 conferences compared to 28 in fiscal 2003. Price increases did not have a material effect on revenues.

     The Company's cost of goods sold increased $0.2 million, or 0.1% from fiscal 2003 and, as a percentage of net revenues, decreased to 58.2% from 59.6% in the prior fiscal year. Lower costs of goods sold as a percentage of net revenues from publishing products were partially offset by higher cost of goods sold in conferences. The improvement in cost of good sold for publishing products was primarily due to strong performing publishing products and improved recovered costs from excess and obsolete inventories and royalty advances. The increase in cost of goods sold for conferences was primarily related to the previously mentioned lower paid attendance levels at the events.

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

     The provision for income taxes increased from 36.5% to 37.5% for fiscal 2004 due to increased business activity in states with higher income tax rates without the benefit of state net operating loss carry forwards that existed in prior periods, and accruals for other tax items.


LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 2005, the Company had $24.0 million in cash and cash equivalents. The primary sources of liquidity to meet the Company's future obligations and working capital needs are cash generated from operations and borrowings available under bank credit facilities. At March 31, 2005, the Company had working capital of $90.4 million. Under its bank credit facilities, at March 31, 2005, the Company had no borrowings outstanding, and $50 million available for borrowing, compared to no borrowings outstanding and $65 million available for borrowing at March 31, 2004.

     Net cash provided by operating activities was $8.4 million, $49.0 million and $36.1 million in fiscal 2005, 2004 and 2003, respectively. The cash provided by operations during fiscal 2005 was principally attributable to income from operations, partially offset by royalty advances paid to key authors for future projects. The cash generated by operations during fiscal 2004 was principally attributable to income from operations and an $18.7 million tax refund related to discontinued operations. The cash generated by operations during fiscal 2003 was principally attributable to net income and reductions in inventories, receivables and prepaid expenses.

     During fiscal 2005, capital expenditures totaled approximately
$4.2 million. The capital expenditures were primarily for office renovations, computer software and equipment at the corporate headquarters and warehouse. In fiscal 2006, the Company anticipates capital expenditures of approximately $6.7 million, consisting primarily of corporate office renovations, computer equipment, computer software and warehousing equipment.

     In April 2003, the Company received a tax refund of $18.7 million. This tax refund was related to the disposal of the Company's C.R. Gibson gift division and was used to pay down debt. Further, the Company has reduced subsequent income tax payments by approximately $2.9 million related to additional tax credits generated by the tax loss realized on the disposal of C.R. Gibson. Until such time that we conclude that the position taken on our income tax returns will ultimately be sustained by the taxing authorities, the refund and any tax credits will be recorded as a non-current tax liability. If the Company's position is sustained, the Company will record the refund and any tax credits as income from discontinued operations.

     The Company's bank credit facility is a $50 million Senior Unsecured Revolving Credit Facility (the "Credit Facility"). The Credit Facility bears interest at either the lenders' base rate or, at the Company's option, the LIBOR plus a percentage, based on certain financial ratios. The Company has agreed to maintain certain financial ratios and tangible net worth, as well as to limit the payment of cash dividends. The Credit Facility matures on October 15, 2008. At March 31, 2005, the Company had no balance outstanding under the Credit Facility and $50 million available for borrowing. At
March 31, 2005, the Company was in compliance with all covenants of the Credit Facility.

     The Company has outstanding $2.3 million in secured Senior Notes, which bear interest at a rate of 6.68% due through December 2005. Under the terms of the Senior Notes, the Company has agreed, among other things, to limit the payment of cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. At March 31, 2005, the Company was in compliance with all covenants of the Senior Notes.

     Management believes cash generated by operations, cash in banks and borrowings available under the Credit Facility will be sufficient to fund anticipated working capital and capital expenditure requirements for existing operations in fiscal 2006. The Company' current cash commitments include current maturities of debt and operating lease obligations. The Company also has current inventory purchase and royalty advance commitments in the ordinary course of business that require cash payments as vendors and authors fulfill their requirements to the Company in the form of delivering satisfactory product orders and manuscripts, respectively. The following table sets forth these commitments. The Company has no off-balance sheet commitments or transactions with any variable interest entities (VIE's). The Company also does not have any undisclosed material related party transactions or relationships with management, officers or directors.


                                     Payments Due by Fiscal Year
     Contractual        -----------------------------------------------------
     commitments                                          2010 and
     (in 000's)         2006     2007     20088   2009   thereafter   Total
--------------------- -------  -------  -------  ------- ----------  -------
Long-term debt        $ 2,308  $    -   $    -   $   -     $    -    $ 2,308
Inventory purchases     8,729    5,417    5,000   3,333         -     22,479
Operating leases        1,205      692    1,188     978      3,740     7,803
Royalty advances        7,529    1,692      993     788      1,114    12,116
                      -------  -------  -------  -------   -------   -------
Total obligations     $19,771  $ 7,801  $ 7,181  $5,099    $ 4,854   $44,706
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

     The following table indicates dividend activity for the fiscal year ended March 31, 2005. Dividends relate to both Common Stock and Class B Common Stock.


      Declaration        Dividend           Record          Payment
          Date           Per Share           Date             Date
      -----------        ---------     ----------------   ------------
       May 20, 2004        $0.04        July 5, 2004       July 19, 2004
       August 19, 2004     $0.05        October 7, 2004    October 21, 2004
       November 18, 2004   $0.05        January 6, 2005    January 20, 2005
       February 17, 2005   $0.05        April 4, 2005      April 18, 2005


     Class B Common Stock carries ten votes per share, compared to one vote per share for Common Stock, and is convertible to Common Stock on a one-to-one ratio at the election of the holder. The Class B and Common Stock are identical in all other material respects.


ACCOUNTING PRONOUNCEMENTS

     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123R (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, supersedes APB No. 25 and related interpretations and amends SFAS No. 95, "Statement of Cash Flows." The provisions of SFAS 123R are similar to those of SFAS 123; however, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements as compensation cost based on their fair value on the date of grant. Fair value of share-based awards will be determined using option-pricing models and assumptions that appropriately reflect the specific circumstances of the awards. Compensation cost will be recognized over the vesting period based on the fair value of awards that actually vest.

     SFAS 123R is effective for all public companies no later than the first annual period beginning after June 15, 2005 and applies to all outstanding and unvested share-based payment awards at a company's adoption date. We plan to adopt this pronouncement beginning in the first quarter of fiscal 2007, using the modified-prospective transition method. Under this method, compensation cost will be recognized in the financial statements issued subsequent to the date of adoption for all share-based payments granted, modified or settled after the date of adoption, as well as for any unvested awards that were granted prior to the date of adoption. As we previously adopted only the pro forma disclosures under SFAS 123, we will recognize compensation cost relating to the unvested portion of awards granted prior to the date of adoption, using the same estimate of grant-date fair value and the same option pricing model used to determine the pro forma disclosures under SFAS 123 (see Note A of the Notes To Consolidated Financial Statements).


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is subject to market risk from exposure to changes in interest rates based on its financing, investing and cash management activities. The exposure relates primarily to the Credit Facility. However, there were no borrowings outstanding under the Credit Facility at March 31, 2005. Interest income on invested cash is not material.

     The Company invoices and collects all foreign sales and makes purchses from overseas in U.S. dollars. Accordingly, the Company's customers and vendors bear all material currency exchange risks.


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

     Revenue Recognition: The Company has four primary revenue sources: sales of publishing product, attendance fees and product sales from its conferences, royalty income from licensing copyrighted material to third parties and billed freight. Revenue from the sale of publishing product is recognized upon shipment to the customer or when title passes. In accordance with Securities and Exchange Commission's Staff Accounting Bulletin No. 104 regarding revenue recognition, we recognize revenue only when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. An allowance for sales returns is recorded where return privileges exist. The returns allowance is determined by using a 12-month rolling average return rate, multiplied by gross sales occurring over the previous four-month period by market sales channel. Historical experience reflects that product is generally returned from and credited to customers' accounts within the first 120 days of the original sale. The full amount of the returns allowance, net of inventory and royalty costs (based on current gross margin rates) is shown as a reduction of accounts receivable in the accompanying consolidated financial statements. Returns of publishing products from customers are accepted in accordance with standard industry practice. Generally, products that are designated as out-of-print are not returnable 90 days after notice of out-of-print status is given to the customer. Also, certain high discount sales are not returnable. Revenue from conferences is recognized as the conferences take place. Cash received in advance of conferences is included in the accompanying consolidated financial statements as deferred revenue. Royalty income from licensing the Company's publishing rights is recorded as revenue when earned under the terms of the applicable license, net of amounts due to authors. Billed freight consists of shipping charges billed to customers and is recorded as revenue upon shipment of product.

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

     Royalty Advances/Pre-Production Costs: Royalty advances are typically paid to authors, as is standard in the publishing industry. These advances are either recorded as prepaid assets or other (non-current) assets in the accompanying consolidated financial statements, depending on the expected publication date (availability for shipment) of the product. Author advances for trade books are generally amortized over five months, beginning when the product is first sold into the market. The Company's historical experience is that typically 75% to 80% of book product sales occur within the first five months after release into the market. Reference and video royalty advances are generally amortized over a twelve-month period, beginning with the first sale date of the product, as these products typically have a longer sales cycle than books. Royalty advances for significant new Bible products are amortized on a straight-line basis for a period not to exceed five years (as determined by management).
     When royalty advances are earned through product sales at a faster pace than the amortization period, the amortization expense is accelerated to match the royalty earnings. All abandoned projects and advances that management does not expect to fully recover are charged to operations when identified.
     For authors with multiple book/product contracts, the advance is amortized over a period that encompasses the publication of all products, generally not to exceed 24 months or the actual recovery period, whichever is shorter. Advances to our most important authors are typically expensed as they are recovered through sales. These authors generally have multiple year and multiple book contracts, as well as a strong sales history of backlist titles (products published during preceding fiscal years) that can be used to recover advances over long periods of time.
     Many Bible, reference and video products require significant development costs prior to the actual printing or production of the saleable product.
These products also typically have a longer life cycle. All video pre-production costs are amortized over 12 months on a straight-line basis. Pre-production costs for significant Bible and reference products are recorded as deferred charges in the accompanying consolidated financial statements and are amortized on a straight-line basis for a period not to exceed five years (as determined by management).

     Goodwill and Intangible Assets: Goodwill is tested for impairment by the Company's reporting units: Publishing and Conferences. The fair value for the assets of the Publishing and Conferences reporting units are evaluated, using discounted expected cash flows and current market multiples. The Company's annual impairment testing in fiscal 2005 and 2004 indicated no goodwill impairment was evident.


MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance that the controls and procedures will meet their objectives regarding the preparation and fair presentation of published financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

     The Company's management assessed the effectiveness of the Company's internal Committee of Sponsoring Organizations of the Treadway Commission
(COSO). Based on management's evaluation under the criteria in Internal Control - Integrated Framework, we concluded that our internal control over financial reporting was effective as of March 31, 2005.

     Management's assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2005 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.



                  THOMAS NELSON, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF INCOME
                  (in thousands, except per share data)

                                                      Years Ended March 31,
                                                --------------------------------
                                                  2005        2004        2003
                                                --------    --------    --------
NET REVENUES                                    $237,817    $222,619    $217,217

COSTS AND EXPENSES:
   Cost of goods sold                            134,057     129,532     129,378
   Selling, general and administrative            69,465      63,660      66,852
   Depreciation and amortization                   2,587       2,287       2,061
                                                --------    --------    --------
     Total costs and expenses                    206,109     195,479     198,291
                                                --------    --------    --------

OPERATING INCOME                                  31,708      27,140      18,926

Other income (expense)                               354        (241)        205
Interest expense                                     644         882       3,026
                                                --------    --------    --------
Income from continuing operations
   before income taxes                            31,418      26,017      16,105

Provision for income taxes                        11,647       9,756       5,878
Minority interest                                      4         (34)         43
                                                --------    --------    --------
Income from continuing operations                 19,767      16,295      10,184

Discontinued operations:
  Gain (loss) on disposal, net of applicable tax
     expense of $31 and tax benefit of $78,
     respectively                                     50        (130)       -
                                                --------    --------    --------
Net income                                      $ 19,817    $ 16,165    $ 10,184
                                                ========    ========    ========
Weighted average number of shares outstanding:
     Basic                                        14,649      14,404      14,368
                                                ========    ========    ========
     Diluted                                      15,107      14,999      14,596
                                                ========    ========    ========
NET INCOME (LOSS) PER SHARE:
     Basic:
      Income from continuing operations         $   1.35    $   1.13    $   0.71
      Loss from discontinued operations             -          (0.01)       -
                                                --------    --------    --------
        Net income per share                    $   1.35    $   1.12    $   0.71
                                                ========    ========    ========
     Diluted:
      Income from continuing operations         $   1.31    $   1.09    $   0.70
      Loss from discontinued operations             -          (0.01)       -
                                                --------    --------    --------
        Net income (loss) per share             $   1.31    $   1.08    $   0.70
                                                ========    ========    ========

See Notes to Consolidated Financial Statements



                  THOMAS NELSON, INC. AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEETS
                            (in thousands)
                                                           March 31,
                                                     --------------------
                                                       2005        2004
                                                     --------    --------
ASSETS
 Current assets:
   Cash and cash equivalents                         $ 23,999    $ 22,780
   Accounts receivable, less allowances of
     $8,539 and $7,951, respectively                   60,907      56,275
   Inventories                                         36,678      30,341
   Prepaid expenses                                    18,037      14,018
   Deferred income tax benefits                         4,797       4,470
                                                     --------    --------
 Total current assets                                 144,418     127,884

 Property, plant and equipment, net                    14,618      13,039
 Other assets                                          12,181       6,425
 Deferred charges                                       1,353       1,754
 Intangible assets                                      1,085         860
 Goodwill                                              29,304      29,304
                                                     --------    --------
TOTAL ASSETS                                         $202,959    $179,266
                                                     ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
   Accounts payable                                  $ 25,304    $ 19,753
   Accrued expenses                                    12,699      13,278
   Deferred revenue                                     9,784      11,758
   Dividends payable                                      740         579
   Income taxes currently payable                       3,160       2,419
   Current portion of long-term debt                    2,308       3,022
                                                     --------    --------
 Total current liabilities                             53,995      50,809

 Long-term debt, less current portion                     -         2,308
 Long-term taxes payable                               22,592      21,290
 Deferred tax liabilities                                 911         568
 Other liabilities                                        827       1,300

 Minority interest                                         13           9

 Commitments and contingencies                            -           -

   Shareholders' equity:
   Preferred stock, $1.00 par value, authorized
     1,000,000 shares; none issued                        -           -
   Common Stock, $1.00 par value, authorized
     20,000,000 shares; issued and 13,875,108
     and 13,502,855 shares, respectively               13,875      13,503
   Class B Common Stock, $1.00 par value,
     authorized 5,000,000 shares; issued
     923,762 and 963,195 shares, respectively             924        963
   Additional paid-in capital                          48,978     44,697
   Retained earnings                                   60,844     43,819
                                                     --------   --------
 Total shareholders' equity                           124,621    102,982
                                                     --------   --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $202,959   $179,266
                                                     ========   ========
See Notes to Consolidated Financial Statements



                  THOMAS NELSON, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       AND COMPREHENSIVE INCOME
                 (in thousands, except per share data)

                                       Class B  Additional
                              Common   Common    Paid-In   Retained
                              Stock    Stock     Capital   Earnings   Total
                            --------  --------  ---------  --------  --------
Balance at April 1, 2002     $13,330    $1,037    $44,008   $19,201  $ 77,576

Net and comprehensive income                                 10,184    10,184
Class B Stock converted to
   common                         12       (12)                           -
Common Stock issued:
 Option plans --
   8,466 common shares             8                  56                   64
                            --------  --------  ---------  --------  --------
Balance at March 31, 2003    $13,350    $1,025    $44,064   $29,385   $87,824
                            ========  ========  =========  ========  ========
Net and comprehensive
   income                                                    16,165    16,165
Class B Stock converted
   to common                      62       (62)                           -
Common Stock issued:
 Option plans --
   90,823 common shares           91                  633                 724
Dividends declared --
   $0.12 per share                                           (1,731)   (1,731)
                            --------  --------  ---------  --------  --------
Balance at March 31, 2004    $13,503    $  963    $44,697   $43,819  $102,982
                            ========  ========  =========  ========  ========
Net and comprehensive income                                 19,817    19,817
Class B Stock converted to
   common                         39       (39)                           -
Common Stock issued:
 Option plans --
   332,821 common shares         333                2,792               3,125
Tax benefit from stock
   options exercised             -         -        1,489       -       1,489
 Dividends declared --
   $0.19 per share                                           (2,792)   (2,792)
                            --------  --------  ---------  --------  --------
Balance at March 31, 2005    $13,875    $  924    $48,978   $60,844  $124,621
                            ========  ========  =========  ========  ========

See Notes to Consolidated Financial Statements


                  THOMAS NELSON, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (in thousands)
                                               Years ended March 31,
                                         ------------------------------------
                                            2005         2004         2003
                                         ----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:

 Income from continuing operations         $19,767      $16,295      $10,184
 Adjustments to reconcile income to
  net cash provided by continuing
  operations:
   Depreciation and amortization             2,587        2,287        2,061
   Amortization of deferred charges            170          210          378
   Deferred income taxes                        16          462        2,810
   Loss on sale of fixed assets
    and assets held for sale                    16          110           36
   Minority interest                             4          (34)          43
Changes in assets and liabilities,
  net of acquisitions and disposals:
   Accounts receivable, net                 (4,632)        (135)       4,794
   Inventories                              (6,337)       7,447        5,558
   Prepaid expenses                         (4,019)        (463)       4,050
   Accounts payable and accrued expenses     5,086       (1,122)       2,590
   Deferred revenue                         (1,974)         265          271
   Income taxes currently payable              741           40        1,879
   Change in other assets and liabilities   (5,793)       2,390         (215)
   Tax benefit from stock options
    exercised                                1,489         -            -
                                         ----------   ----------   ----------
 Net cash provided by continuing
   operations                                7,121       27,752       34,439
                                         ----------   ----------   ----------
  Discontinued operations:
   Loss on disposal                             50         (130)        -
   Federal income tax payable                1,302       21,290         -
   Changes in discontinued net assets         (114)          77        1,660
                                         ----------   ----------   ----------
 Net cash provided by discontinued
   operations                                1,238       21,237        1,660
                                         ----------   ----------   ----------
 Net cash provided by operating
   activities                                8,359       48,989       36,099
                                         ----------   ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

 Capital expenditures                       (4,153)      (3,666)      (4,596)
 Net proceeds from sales of property,
   plant and equipment and assets held
   for sale                                      3        1,734           27
 Purchase of net assets of acquired
   companies - net of cash received            -         (4,559)         -
 Acquisition of publishing rights             (350)        (375)         -
                                         ----------   ----------   ----------
Net cash used in investing activities       (4,500)      (6,866)      (4,569)
                                         ----------   ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:

 Payments under revolving credit facility     -         (17,000)     (27,100)
 Payments on long-term debt                 (3,022)      (3,622)      (3,322)
 Dividends paid                             (2,631)      (1,152)        -
 Proceeds from issuance of Common Stock      3,125          724           64
 Other                                        (112)        -            -
                                         ----------   ----------   ----------
 Net cash used in financing activities      (2,640)     (21,050)     (30,358)
                                         ----------   ----------   ----------
 Net increase cash and cash equivalents      1,219       21,073        1,172
 Cash and cash equivalents at
   beginning of year                        22,780        1,707          535
                                         ----------   ----------   ----------
 Cash and cash equivalents at
   end of year                             $23,999      $22,780      $ 1,707
                                         ==========   ==========   ==========

Supplemental disclosures of noncash
   investing and financing activities:
 Dividends accrued and unpaid              $   740      $   579      $  -

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

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements consist of the accounts of the Company, including its subsidiaries: Worthy, Incorporated; The Norwalk Company ("Norwalk"), formerly The C.R. Gibson Company; and Live Event Management, Inc. ("LEM"), formerly New Life Treatment Centers, Inc. All intercompany transactions and balances have been eliminated in consolidation. LEM has minority shareholders that own approximately 0.1% of the outstanding equity shares of LEM at March 31, 2005. Minority interest is presented as an element of net income (loss) on the consolidated statements of operations and as a separate caption between liabilities and shareholders' equity on the consolidated balance sheets. At the time of acquisition, LEM had a net deficit in shareholders' equity.

OPERATING SEGMENTS: The Company is organized and managed based upon its products and services. The Company has identified two reportable business segments: publishing and conferences. The publishing segment primarily creates and markets Bibles, inspirational books and videos. The conference segment hosts inspirational conferences across North America.

REVENUE RECOGNITION: The Company has four primary revenue sources: sales of publishing product, attendance fees and product sales from its conferences, royalty income from licensing copyrighted material to third parties, and billed freight. Revenue from the sale of publishing product is recognized upon shipment to the customer or when title passes. In accordance with Securities and Exchange Commission's Staff Accounting Bulletin No. 104 regarding revenue recognition, we recognize revenue only when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured. An allowance for sales returns is recorded where return privileges exist. The returns allowance is determined by using a 12-month rolling average return rate, multiplied by gross sales occurring over the previous four-month period by market sales channel. Historical experience reflects that product is generally returned from and credited to customers' accounts within the first 120 days of the original sale. The full amount of the returns allowance, net of inventory and royalty costs (based on current gross margin rates), is shown as a reduction of accounts receivable in the accompanying consolidated balance sheets. Returns of publishing products from customers are accepted in accordance with standard industry practice. Generally, products that are designated as out-of-print are not returnable 90 days after notice of out-of-print status is given to the customer. Also, certain high discount sales and sales to certain market channels are not returnable. Revenue from seminars is recognized as the seminars take place. Cash received in advance of conferences is included in the accompanying consolidated balance sheets as deferred revenue. Royalty income from licensing the Company's publishing rights is recorded as revenue when earned under the terms of the applicable license, net of amounts due to authors. Billed freight consists of shipping charges billed to customers and is recorded as revenue upon shipment of product.

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

INVENTORIES: Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) valuation method. The FIFO method of accounting for inventory was selected to value our inventory at the lower of market or current cost because the Company continuously introduces new products, eliminates existing products and redesigns products. Therefore, inflation does not have a material effect on the valuation of inventory. Costs of producing publishing products are included in inventory and charged to operations when product is sold or otherwise disposed. These costs include paper, printing, binding, outside editorial and design, typesetting, artwork, international freight and duty costs, when applicable. The Company policy is to expense all internal editorial, production, warehousing and domestic freight-in costs as incurred, except for certain indexing, stickering, typesetting and assembly costs, which are capitalized into inventory. Costs of abandoned publishing projects are charged to operations when identified. The Company also maintains an allowance for excess and obsolete inventory as a reduction to inventory in the accompanying consolidated balance sheets. This allowance is based on historical liquidation recovery rates applied to inventory quantities identified in excess of a twenty-four month supply on hand for each category of product.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are provided for, principally on the straight-line method over the estimated useful lives of the individual assets: 30 years for buildings and 3 to 10 years for furniture, fixtures and equipment.

GOODWILL:  Goodwill is tested for impairment by the Company's reporting units:
Publishing and Conferences. The fair value for the assets of the Publishing and Conferences reporting units are evaluated, using discounted expected cash flows and current market multiples. The Company's annual impairment testing in fiscal 2005 and 2004 indicated no goodwill impairment was evident.

IMPAIRMENT OF LONG-LIVED ASSETS: Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value, less costs to sell, and no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

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

For authors with multiple book and product contracts, the advance is amortized over a period that encompasses the publication of all products, generally not to exceed 24 months or the actual recovery period, whichever is shorter. Advances to our most important authors are typically expensed as they are recovered through sales. These authors generally have multiple year and multiple book contracts, as well as a strong sales history of backlist titles (products published during preceding fiscal years) that can be used to recover advances over long periods of time.

Certain costs related to the Women of Faith conferences are paid in advance. Charges such as deposits for venues, postage and printing costs for mailings, etc., are often incurred in advance and are classified as prepaid expenses until the conferences take place, at which time they are recognized as costs of goods sold in the consolidated statements of operations.

DEFERRED CHARGES: Deferred charges consist primarily of loan issuance costs that are being amortized over the average life of the related debt, which approximates the effective interest method, and publication costs that are expected to be of benefit to future periods. Many Bible, reference and video products require significant development costs prior to the actual printing or production of the saleable product. These products also typically have a longer life cycle. All video pre-production costs are amortized over 12 months on a straight-line basis. Pre-production costs for significant Bible and reference products are recorded as deferred charges in the accompanying consolidated balance sheets and are amortized on a straight-line basis for a period not to exceed five years (as determined by management).

OTHER ASSETS: Other assets include prepaid royalty costs for works and projects that are not expected to be released within the next fiscal year.

STOCK-BASED COMPENSATION: The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25," issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements, using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above and has adopted only the disclosure requirements of SFAS NO. 123. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

                                                2005       2004       2003
                                              --------   --------   --------
Net income (in thousands):
   As reported                                 $19,817    $16,165    $10,184
                                              ========   ========   ========
   Less: additional stock-based employee
   compensation expense determined under
   fair-value-based method for all awards,
   net of related tax effects                    1,760      1,781      1,346
                                              --------   --------   --------
              Pro forma net income             $18,057    $14,384    $ 8,838
                                              ========   ========   ========

Net income (loss) per share:
   Basic   -- As reported                      $  1.35    $  1.12    $  0.71
                                              ========   ========   ========
              Pro forma                        $  1.23    $  1.00    $  0.62
                                              ========   ========   ========
   Diluted -- As reported                      $  1.31    $  1.08    $  0.70
                                              ========   ========   ========
              Pro forma                        $  1.20    $  0.96    $  0.61
                                              ========   ========   ========

     The fair value of each option on its date of grant has been estimated for pro forma purposes, using the Black-Scholes option pricing model, using the following weighted average assumptions:

                                                2005       2004       2003
                                              --------   --------   --------
     Expected future dividend payment          $ 0.20     $ 0.16     $  -
     Expected stock price volatility             51.4%      45.2%      39.9%
     Risk free interest rate                      4.5%       3.3%       5.0%
     Expected life of options                  9 years    9 years    9 years
     Average fair value                        $12.61     $ 6.18     $ 7.77


     At March 31, 2005, there were no other securities outstanding that could potentially dilute basic earnings per share in the future.

INCOME TAXES: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured, using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

                                           March 31,    March 31,    March 31,
                                             2005         2004         2003
                                          -----------  -----------  -----------
BASIC EARNINGS PER SHARE:
------------------------
  Weighted average shares outstanding       14,649       14,404        14,368
                                         ===========  ===========  ===========
  Income from continuing operations        $19,767      $16,295       $10,184
  Loss from discontinued operations             50         (130)         -
                                         -----------  -----------  -----------
  Net income (loss)                        $19,817      $16,165       $10,184
                                         ===========  ===========  ===========

  Income per share from continuing
    operations                             $  1.35      $  1.13       $  0.71
  Loss per share from discontinued
    operations                                 -          (0.01)          -
                                         -----------  -----------  -----------
  Net income (loss) per share              $  1.35      $  1.12       $  0.71
                                         ===========  ===========  ===========

DILUTED EARNINGS PER SHARE:
--------------------------
    Basic weighted average shares
      outstanding                           14,649       14,404        14,368
    Dilutive stock options - based on
      treasury stock method using the
      average market price                     458          595           228
                                          -----------  -----------  -----------
  Total shares                              15,107       14,999        14,596
                                          ===========  ===========  ===========

  Income from continuing operations        $19,767      $16,295       $10,184
  Loss from discontinued operations             50         (130)         -
                                          -----------  -----------  -----------
  Net income (loss)                        $19,817      $16,165       $10,184
                                          ===========  ===========  ===========

  Income per share from continuing
    operations                             $  1.31      $  1.09       $  0.70
  Loss per share from discontinued
    operations                                 -          (0.01)          -
                                          -----------  -----------  -----------
  Net income per share                     $  1.31      $  1.08       $  0.70
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

ACCOUNTING PRONOUNCEMENTS: In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS)
No. 123R (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, supersedes APB No. 25 and related interpretations and amends SFAS No. 95, "Statement of Cash Flows." The provisions of SFAS 123R are similar to those of SFAS 123; however, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements as compensation cost based on their fair value on the date of grant. Fair value of share-based awards will be determined using option-ricing models and assumptions that appropriately reflect the specific circumstances of the awards. Compensation cost will be recognized over the vesting period based on the fair value of awards that actually vest.

SFAS 123R is effective for all public companies no later than the first annual period beginning after June 15, 2005 and applies to all outstanding and unvested share-ased payment awards at a company's adoption date. We plan to adopt this pronouncement beginning in the first quarter of fiscal 2007 using the modified-prospective transition method. Under this method, compensation cost will be recognized in the financial statements issued subsequent to the date of adoption for all shared-based payments granted, modified or settled after the date of adoption, as well as for any unvested awards that were granted prior to the date of adoption. As we previously adopted only the pro forma disclosures under SFAS 123, we will recognize compensation cost relating to the unvested portion of awards granted prior to the date of adoption using the same estimate of grant-date fair value and the same option pricing model used to determine the pro forma disclosures under SFAS 123
(see "Stock-Based Compensation" above).

RECLASSIFICATIONS: Certain reclassifications of prior period amounts have been made to conform to the current year's presentation.


NOTE B - ACQUISITIONS

     On September 19, 2003, the Company purchased substantially all of the assets of World Bible Publishers ("World") from RiversideWorld, Inc. for approximately $5.3 million. As of December 31, 2003, the Company had paid cash in the amount of $4.6 million and issued credit against accounts receivable from RiversideWorld in the amount of $0.7 million. World primarily publishes Bibles and Christian books. The purchase price has been allocated to the net assets acquired, based on their estimated fair values (inventory of $4.2 million and development cost for publication of Bibles of $1.1 million, which will be amortized over a five-year period). This acquisition was accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of operations do not include any revenues or expenses related to this acquisition prior to the closing date. This acquisition did not have a material impact on the consolidated financial statements.


NOTE C - DISCONTINUED OPERATIONS

     On November 7, 2001, effective October 31, 2001, the Company completed the sale of the Company's gift business, including substantially all of the assets and certain liabilities of the Company' wholly-owned subsidiary, The C.R. Gibson Company ("Gibson"). Gibson is a designer, marketer and distributor of stationery and memory albums (the Company' former gift product segment).
The purchase was consummated at a purchase price of $30.5 million, subject to certain purchase price adjustments, if any (see Note T). This sale resulted in a loss on disposal of $15.3 million. The Company also recognized a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with Gibson in accordance with SFAS No. 142. Gibson generated an operating loss from discontinued operations of $0.8 million and net revenues of $45.7 million in fiscal year 2002. Interest expense allocations to the gift discontinued operations were based on percentage of net assets employed and totaled $1.4 million for fiscal year ended 2002.
The Company utilized net proceeds from the sale to pay down existing debt.
The accompanying consolidated financial statements reflect the gift business segment as discontinued operations for all periods presented. During fiscal 2005, the Company recorded income on disposal of $81,000 to record final final settlement of certain reserved items, partially offset by legal expenses. During fiscal 2004 and 2003, the Company recorded a loss on disposal of $249,000 and $87,000, respectively, to record additional allowances for the disposal of Gibson, primarily the write-down of assets held for sale to its estimated fair value, less costs to sell (see note T).

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


NOTE D - INVENTORIES

     Inventories consisted of the following at March 31 (in thousands):

                                                         2005        2004
                                                       --------    --------
     Finished goods                                    $33,540     $28,000
     Work in process and raw materials                   3,138       2,341
                                                      --------    --------
                                                       $36,678     $30,341
                                                      ========    ========


NOTE E - PREPAID EXPENSES

     Prepaid expenses consisted of the following at March 31 (in thousands):

                                                         2005        2004
                                                       --------    --------
     Royalties                                         $13,327     $ 9,155
     Prepaid conference expenses                         2,490       2,702
     Prepaid production costs                              968       1,257
     Other                                               1,252         904
                                                       --------    --------
                                                       $18,037     $14,018
                                                       ========    ========


NOTE F - PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at March 31 (in thousands):

                                                         2005        2004
                                                       --------    --------
     Land                                              $   291     $   291
     Buildings                                          12,616      12,172
     Machinery and equipment                            11,958      12,036
     Furniture and fixtures                              4,109       3,873
     Construction in progress                            3,023       2,517
                                                       --------    --------
                                                        31,997      30,889
     Less accumulated depreciation and amortization   ( 17,379)   ( 17,850)
                                                       --------    --------
                                                       $14,618     $13,039
                                                       ========    ========

     Depreciation expense was $2.5 million, $2.3 million and $2.1 million for fiscal years 2005, 2004 and 2003, respectively.


NOTE G - DEFERRED CHARGES

     Deferred charges consisted of the following at March 31 (in thousands):

                                                         2005        2004
                                                       --------    --------
     Deferred publication costs                         $1,149      $1,492
     Deferred finiancing charges                           204         262
                                                       --------    --------
                                                        $1,353      $1,754
                                                       ========    ========

     Amortization for deferred charges was $0.2, $0.2 and $0.4 million for fiscal 2005, 2004 and 2003, respectively.


NOTE H - OTHER ASSETS

     Other assets consisted of the following at March 31 (in thousands):

                                                         2005        2004
                                                       --------    --------
     Prepaid royalties                                 $ 7,715      $2,302
     Notes receivable                                    2,000       2,000
     Cash surrender value of life insurance policies     2,324       1,907
     Other                                                 142         216
                                                       --------    --------
                                                       $12,181      $6,425
                                                       ========    ========


NOTE I - GOODWILL AND INTANGIBLE ASSETS

                                         Weighted
                              Gross      Average                       Net
                            Carrying   Amortization  Accumulated     Carrying
                             Amount      Period      Amortization     Amount
                            --------   ------------  ------------   ---------
Goodwill                                                             $29,304
                                                                    =========
Intangible assets
-----------------
 Amortizable:
  Publishing rights and
   copyrights                $3,295         5           $2,712           583

 Non-amortizable:
  Publishing rights             502        n/a            -              502
                            --------                 ------------   ---------
Total intangible assets      $3,797                     $2,712       $ 1,085
                            ========                 ============   =========

     Amortization expense for intangible assets was $93,000, $88,000 and $31,000 for fiscal years 2005, 2004 and 2003, respectively. Estimated amortization expense for the next five years is $100,000 in each of fiscal years 2006, 2007, 2008, 2009 and 2010.


NOTE J - ACCRUED EXPENSES

     Accrued expenses consisted of the following at March 31 (in thousands):

                                                         2005        2004
                                                       --------    --------
     Accrued royalties                                 $ 5,288     $ 4,408
     Accrued compensation                                6,078       5,943
     Accrued group insurance                                23         692
     Accrued interest                                       39          95
     Accrued sales and property tax                        106         274
     Net liability of discontinued operations               44         158
     Accrued conference expenses                           194         711
     Unclaimed perperty liabilities                        177         199
     Accured legal and audit                               229          80
     Contractual commitments                               116         116
     Other                                                 405         602
                                                       --------    --------
                                                       $12,699      13,278
                                                       ========    ========

     Cash payments for interest were $0.7 million in 2005 $1.1 million in 2004, and $3.1 million in 2003.


NOTE K - LONG-TERM DEBT

     Long-term debt consisted of the following at March 31 (in thousands):

                                                         2005        2004
                                                       --------    --------
     Credit facility                                   $   -       $  -
     Senior notes                                        2,308       5,330
                                                       --------    --------
                                                         2,308       5,330
     Less current portion                               (2,308)     (3,022)
                                                       -------     -------
                                                       $   -        $2,308
                                                       =======     =======

     The Company's bank credit facility is a $50 million Senior Unsecured Revolving Credit Facility (the "Credit Facility"). The Credit Facility bears interest at either the lenders' base rate or, at the Company's option, the LIBOR plus a percentage based on certain financial ratios. The average interest rate for the revolving credit facility was approximately 3.9% at March 31, 2005. The Company has agreed to maintain certain financial ratios and tangible net worth, as well as to limit the payment of cash dividends under the Credit Facility. The Credit Facility matures on October 15, 2008. At March 31, 2005, the Company had no outstanding balance under the Credit Facility and $50 million available for borrowing. At March 31, 2005, the Company was in compliance with all covenants of the Credit Facility.

     The Company has outstanding $2.3 million in secured Senior Notes, which bear interest at a rate of 6.68% and mature on dates through fiscal 2006.
Under the terms of the Senior Notes, the Company has agreed, among other things, to limit the payment of cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. At March 31, 2005, the Company was in compliance with all covenants of the Senior Notes.


NOTE L - LEASES

     Total rental expense for operating leases associated with continuing operations, including short-term leases of less than a year, amounted to approximately $1.9 million in 2005, $2.0 million in 2004 and $2.7 million in 2003. Generally, the leases provide that, among other things, the Company shall pay for utilities, insurance, maintenance and property taxes in excess of base year amounts.

     Minimum rental commitments under non-cancelable operating leases for the years ending March 31 are as follows (in thousands):

             2006                             $1,205
             2007                                692
             2008                              1,188
             2009                                978
             2010 and thereafter               3,740
                                             -------
               Total minimum lease payments   $7,803
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

     The Company's 1992 Amended and Restated Employee Stock Incentive Plan
(the "Stock Incentive Plan") has expired, except for the outstanding options remaining. The Stock Incentive Plan, as amended, authorized grants of options to purchase up to 2,140,000 shares of authorized but unissued common or Class B Common Stock. Stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and other stock-based awards hav been granted to employees under this plan. In addition, 140,000 shares of Common Stock were authorized for issuance under this plan for annual stock option grants to each of the Company's outside directors for the purchase of 2,000 shares of Common Stock. Stock options have been granted under this plan as indicated in the table below. The options in the Stock Incentive Plan typically vest at a rate of 33 1/3% on the first through third anniversaries of the date of grant, subject to certain performance goals, and vest in full if the executive is employed on the third anniversary of the date of grant, regardless of whether such goals are met.

                     Remaining   Outstanding Options     Weighted     Weighted
                      Shares     -------------------      Average     Average
                     Reserved     Common     Class B   Exercise/Grant  Fair
                     For Grant    Stock       Stock         Price      Value
                    ----------  ---------   ---------  -------------- -------
1992 Plan
---------
April 1, 2002         775,491     946,500     325,000      $ 9.52
                    =================================
Options canceled      335,000     (10,000)   (325,000)      12.82
Options exercised        -         (8,666)       -           7.30
Options granted      (456,000)    456,000        -          13.62      $7.77
                    ---------------------------------
March 31, 2003        654,491   1,383,834*       -          10.09
                    =================================
Options canceled       75,534     (75,534)       -          10.69
Options exercised        -        (91,823)**     -           8.20
Options granted      (340,000)    340,000        -          11.98      $6.74
Termination of Plan  (390,025)       -           -            -
                    ---------------------------------
March 31, 2004           -      1,556,477        -           8.87
                    =================================
Options canceled                  (58,170)                  12.98
Options exercised                (332,821)                   9.39
Options granted                      -
                    ---------------------------------
March 31, 2005                  1,165,486                  $10.78
                    ========================================================

 * Includes 231,684 options exercisable as either Common or Class B Common
   Stock.
** 1,000 shares returned to Company at market price in lieu of cash to exercise certain options.

     The 2003 Stock Incentive Plan ("the Plan") has 1,000,000 authorized shares of stock. Any number of shares of Common Stock or Class B Common Stock may be awarded under the Plan so long as the total number of shares of stock awarded does not exceed 1,000,000 shares, but no more than 200,000 shares may be issued as Restricted Stock and no more than 500,000 shares may be issued upon exercise of options qualified under Section 422 of the Code (Incentive Stock Options).

                       Remaining   Outstanding Options     Weighted    Weighted
                        Shares     -------------------      Average     Average
                       Reserved     Common     Class B   Exercise/Grant  Fair
                       For Grant    Stock       Stock         Price      Value
                       ----------  ---------  ---------  -------------- -------
2003 Plan
---------
Plan implemented      1,000,000        -           -            -
Options granted        (300,000)       -        300,000       12.33      $5.55
                      -----------------------------------
March 31, 2004          700,000        -        300,000       12.33
                      -----------------------------------
Options canceled           -           -           -
Options exercised          -           -           -
Options granted        (161,000)    161,000                   19.55     $12.61
                      -----------------------------------
March 31, 2005          539,000     161,000     300,000       14.85
                      -----------------------------------
Consolidation of Plans  539,000   1,326,486     300,000      $11.94
                      ==========================================================

     As of March 31, 2005, there were exercisable options outstanding to purchase 817,823 shares of Common Stock and 100,000 shares of Class B Common Stock with a weighted average exercise price of $10.21.

     At March 31, 2004, there were exercisable options outstanding to purchase 479,271 shares of Common Stock and 80,563 shares of Class B Common Stock with a weighted average exercise price of $10.00.

     At March 31, 2005, the range of exercise prices and weighted average remaining contractual life of outstanding options was $6.95 to $19.80 and
6.1 years, respectively.

     1997 DEFERRED COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS: The Company adopted the 1997 Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan"), which is administered by the Compensation Committee. The Deferred Compensation Plan is a non-qualified plan that allows eligible non-employee members of the Company's Board of Directors to elect to defer receipt of all or any portion of annual base fees payable to them for services rendered to the Company as Directors. The participating Directors are awarded performance units of the Company's Common Stock at fair market value on the deferral dates and dividend payment dates. Distributions at age 65 or 70 are paid in cash, based on the value of the performance units at the time of distribution, payable in a lump sum or in installments. Compensation expense is recognized on deferral dates and dividend payment dates, based on changes in the quoted price of the Company's Common Stock. During fiscal years 2005, 2004 and 2003, compensation expense in relation to the Deferred Compensation Plan was recorded in the amounts of approximately $(0.1) million, $0.5 million and $0.1 million, respectively.


NOTE N - RETIREMENT PLANS

     The Company administers the Thomas Nelson, Inc. Savings and Investment Plan ("Company Plan"), which includes employer discretionary ESOP contributions to a stock bonus feature and a 401(k) salary deferral feature. The Company Plan allows all eligible employees to elect deferral contributions of between 1% and 15% of their eligible compensation. The Company will match 100% of each participant's salary deferral contributions up to 3% of eligible compensation and 50% of the next 2% of eligible compensation. The Company Plan qualifies as a "safe harbor" 401(k) plan under applicable Internal Revenue Code Sections. The Company's contribution expense under this plan, including matching contributions and discretionary ESOP contributions, totaled $1.0 million for each of the fiscal years ended 2005, 2004 and 2003.

     LEM has adopted a profit sharing plan, which is qualified under section 401 of the Internal Revenue Code. Eligible employees over 21 years of age may participate in the plan after one year of credited service with LEM. LEM's contribution to the plan for any year is discretionary. During fiscal 2005 and 2004, LEM matched 20% of all employee contributions, up to 15% of eligible compensation. The Company's matching contributions under this plan totaled $26,000, $16,000 and $17,000 during fiscal 2005, 2004 and 2003, respectively.


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

     The following table indicates dividend activity for the fiscal year ended March 31, 2005. Dividends relate to both Common Stock and Class B Common Stock.



      Declaration Date   Dividend Per Share    Record Date       Payment Date
      ----------------   ------------------  ---------------   ----------------
      May 20, 2004              $0.04        July 5, 2004      July 19, 2004
      August 19, 2004           $0.05        October 7, 2004   October 21, 2004
      November 18, 2004         $0.05        January 6, 2005   January 20, 2005
      February 17, 2005         $0.05        April 4, 2005     April 18, 2005


     Class B Common Stock carries ten votes per share, compared to one vote per share for Common Stock, and is convertible to Common Stock on a one-to-one ratio at the election of the holder. The Class B and Common Stock are identical in all other material respects.


NOTE P - INCOME TAXES

     The income tax provision (benefit) is comprised of the following for the fiscal years ended March 31, (in thousands):

                                                2005       2004       2003
                                              --------   --------   --------
     Current:
       U.S. federal                            $10,300    $8,300     $2,900
       State                                     1,362       916        168
                                              --------   --------   --------
        Total current                           11,662     9,216      3,068
     Deferred                                       16       462      2,810
                                              --------   --------   --------
        Total tax provision (benefit)          $11,678    $9,678     $5,878
                                              ========   ========   ========
     Provision for income taxes from
       continuing operations                   $11,647    $9,756     $5,878
     Provision (benefit) for income
       taxes from discontinued operations           31       (78)       -
                                              --------   --------   --------
        Total tax provision                    $11,678    $9,678     $5,878
                                              ========   ========   ========

     Deferred tax assets are recognized if it is more likely than not that the future tax benefit will be realized. The Company believes that, based on its history of profitable operations, the net deferred tax asset will be realized on future tax returns, primarily from the generation of future taxable income. The Company maintains a valuation allowance for certain deferred tax assets, which consists primarily of cumulative state tax losses in recent years. The valuation allowance decreased $357,000 in fiscal 2005 due to the expiration of state net operating loss carryforwards. The net deferred tax asset is comprised of the following at March 31 (in thousands):


                                                         2005        2004
                                                       --------    --------
     Net current deferred tax assets:
       Contributions                                    $  -        $   94
       Inventory obsolescence allowances                   927         840
       Bad debt and returns allowances                   2,589       2,353
       Inventory-uniform capitalization tax adjustment     988         956
       Advances and prepaid expenses                       134         140
       Accrued liabilities/other                           159          87
       State net operating loss carryforwards              260         617
       Valuation allowance                                (260)       (617)
                                                       --------    --------
                                                         4,797       4,470
     Net non-current deferred tax liabilities:
       Accelerated depreciation and amortization        (1,284)     (1,021)
       Note receivable bad debt reserve                    147         183
       Accrual liability                                   226         270
                                                       --------    --------
                                                          (911)       (568)
                                                       --------    --------
     Net deferred taxes                                 $3,886      $3,902
                                                       ========    ========

     Reconciliation of income taxes from continuing operations computed at the U.S. federal statutory tax rate to the Company's effective tax rate is as follows for the fiscal years ended March 31:

                                                2005       2004       2003
                                             --------   --------   --------
   U.S. federal statutory tax rate provision   35.0%      35.0%      35.0%
   State taxes on income, net of federal tax
     effect                                     2.7%       2.5%       1.5%
   Permanent difference for product donations  (0.6%)       -          -
                                             --------   --------   --------
   Effective tax rate                          37.1%      37.5%      36.5%
                                             ========   ========   ========


     Net cash payments (received) for income taxes were $8.7 million, $(11.7) million and $1.8 million in 2005, 2004 and 2003, respectively.

     Long-term taxes payable at March 31, 2005 includes a liability which resulted from an income tax refund of $18.7 million received in April 2003. This tax refund was related to the disposal of the Company's C.R. Gibson gift division and was used to pay down existing debt. Further, the Company has reduced its subsequent income tax payments by approximately $2.9 million related to additional tax credits generated by the tax loss realized on the disposal of C.R. Gibson. Until such time that the Company can conclude that the position taken on its income tax returns will ultimately be sustained by the taxing authorities, the refund and the tax credits will be recorded as a non-current tax liability. If the Company's position is sustained, the Company will recognize the refund and the tax credits as income from discontinued operations.


NOTE Q - QUARTERLY RESULTS (UNAUDITED)

     Summarized results for each quarter in the fiscal years ended
March 31, 2005 and 2004 are as follows (dollars in thousands, except basic per share data):


                                        First    Second     Third    Fourth
                                       Quarter   Quarter   Quarter   Quarter
                                       -------   -------   -------   -------
2005
----
Net revenues                           $49,008   $61,902   $63,355   $63,552
Operating income                         3,196    10,602     8,905     9,005
Net income                               1,871     6,424     5,468     6,054
Net income per share, basic               0.12      0.43      0.36      0.40

2004
----
Net revenues                           $41,831   $63,829   $56,047   $60,912
Operating income                         1,731    11,111     6,932     7,366
Net income                               1,057     6,618     3,950     4,540
Net income per share, basic               0.07      0.45      0.26      0.30



NOTE R - COMMITMENTS AND CONTINGENCIES

     The Company has commitments to provide advances to certain authors in connection with products being published by the Company. These commitments totaled approximately $12.1 million at March 31, 2005. The timing of payments will be dependent upon the performance by the authors of conditions provided in the applicable contracts. It is anticipated that a substantial portion of the commitments will be completed within the next four years. The Company also has certain inventory purchase commitments with vendors totaling approximately $22.5 million over the next five years.

     The Company is subject to various other legal proceedings, claims and liabilities that arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.


NOTE S - GUARANTEES

     As of March 31, 2005, the Company is listed as the primary tenant on a lease related to discontinued operations that were assumed by the buyers. No amount has been accrued for the Company's potential obligation under these lease agreements. The maximum amount of undiscounted payments the Company would have to make in the event that the new tenants fail to make the required lease payments is $0.3 million at March 31, 2005.


NOTE T - RELATED PARTY TRANSACTIONS

     Effective October 31, 2001, the Company sold the assets of its gift division to CRG Acquisition Corp., now known as C. R. Gibson, Inc., for consideration of $30.5 million, subject to adjustment. At the date of the sale, S. Joseph Moore became the President of C. R. Gibson, Inc. Mr. Moore's employment with the Company terminated at the date of sale; however, he remains a member of the Company's Board of Directors. In connection with the sale transaction, the parties also entered into a Transition Services Agreement whereby the Company provided warehousing, accounting and other administrative services to C.R. Gibson, Inc. The Company received fees under this agreement totaling approximately $2.3 million in fiscal 2003, until the agreement ended on July 31, 2002. These fees were approximately the same amount as the expenses incurred to provide the services and were recorded as a reduction to selling, general, and administrative expenses in the consolidated statements of operations. During the third quarter of fiscal 2003, the Company settled claims and working capital adjustments related to the sale of the gift assets for total consideration of $2.5 million in favor of C.R. Gibson, Inc., which had been fully accrued as a liability on the consolidated balance sheets.

     During the third quarter of fiscal 2003, the Company paid $2.5 million to C.R. Gibson, Inc. for the repurchase of its former distribution center under the terms of a "put option" from the Asset Purchase Agreement for the sale of the Company's former gift segment. This property was sold during fiscal 2004.


NOTE U - FINANCIAL INSTRUMENTS

     The following disclosure of estimated fair value of financial instruments as of March 31, 2005 is made in accordance with SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information as of March 31, 2005 and 2004, respectively. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market transaction (in thousands):

                                      2005                    2004
                               ---------------------  ---------------------
                               Carrying   Estimated   Carrying   Estimated
                                Amount    Fair Value   Amount    Fair Value
                               ---------  ----------  ---------  ----------
CASH AND CASH EQUIVALENTS       $23,999    $23,999     $22,780    $22,780

LONG-TERM DEBT:
  Senior notes                  $ 2,308    $ 2,329     $ 5,330    $ 5,474



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

     Outstanding letters of credit totaled $1.3 million and $1.1 million as of March 31, 2005 and 2004, respectively. The letters of credit guarantee performance to third parties of various trade activities and Workers' Compensation claims. Fair value estimated on the basis of fees paid to obtain the obligations was not material at March 31, 2005 and 2004.

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


2005                            Publishing  Conferences   Other      Total
----                            ----------  -----------  --------  ----------
Net revenues                     $204,398     $33,419   $   -       $237,817
Operating income                   28,421       3,287       -         31,708
Assets, excluding goodwill        166,068       5,587     2,000      173,655
Goodwill                           14,169      15,135       -         29,304
Total assets                      180,237      20,722     2,000      202,959
Capital expenditures                3,657         496       -          4,153
Depreciation and amortization       2,364         223       -          2,587

2004
----
Net revenues                     $193,161    $ 29,458   $   -       $222,619
Operating income                   24,823       2,317       -         27,140
Assets, excluding goodwill        143,057       4,905     2,000      149,962
Goodwill                           14,169      15,135       -         29,304
Total assets                      157,226      20,040     2,000      179,266
Capital expenditures                3,569          97       -          3,666
Depreciation and amortization       2,028         259       -          2,287

2003
----
Net revenues                      187,599     $29,618   $   -       $217,217
Operating income                   14,486       4,440       -         18,926
Assets, excluding goodwill        124,299       5,667     3,785      133,751
Goodwill                           14,169      15,135       -         29,304
Total assets                      138,468      20,802     3,785      163,055
Capital expenditures                4,493         103       -          4,596
Depreciation and amortization       1,808         253       -          2,061


     Net revenues from conferences include event ticket sales of $24.1 million, $21.9 million and $22.2 million for fiscal years 2005, 2004 and 2003, respectively.

     No single customer accounted for as much as 10% of consolidated revenues in fiscal 2005, 2004 or 2002. Foreign revenues accounted for less than 10% of consolidated revenues in fiscal 2005, 2004 and 2003.


              Report of Independent Registered Public Accounting Firm
                 on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
Thomas Nelson, Inc.:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that Thomas Nelson, Inc. and subsidiaries maintained effective internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Thomas Nelson, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that
(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Thomas Nelson, Inc. and subsidiaries maintained effective internal control over financial reporting as of March 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Thomas Nelson, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Thomas Nelson, Inc. and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2005, and our report dated June 10, 2005 expressed an unqualified opinion on those consolidated financial statements.


/s/ KPMG LLP


Nashville, Tennessee
June 10, 2005


                      Report of Independent Registered
                           Public Accounting Firm

The Board of Directors and Stockholders
Thomas Nelson, Inc.:

We have audited the accompanying consolidated balance sheets of Thomas Nelson, Inc. and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thomas Nelson, Inc. and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Thomas Nelson, Inc.'s internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 10, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.


/s/ KPMG LLP


Nashville, Tennessee
June 10, 2005



                 Other Financial Information (Unaudited)

The Common Stock and the Class B Common Stock are traded on the NYSE under
the symbols "TNM" and "TNMB," respectively.   The following table sets forth,
for the periods indicated, the high and low closing sales prices as reported on the NYSE composite tape:

                               Common           Class B
                               Stock          Common Stock       Dividends
                          ----------------  ----------------     Declared
                            High     Low      High     Low       Per Share
                          -------  -------  -------  -------  ---------------
Fiscal 2005
-----------
     First Quarter        $28.85   $20.30   $28.75   $20.75        $ .04
     Second Quarter        21.95    17.57    22.00    17.50          .05
     Third Quarter         24.70    19.99    24.65    20.00          .05
     Fourth Quarter        24.06    21.60    23.75    21.50          .05
                                                               --------------
                                                                   $ .19
                                                               ==============
 Fiscal 2004
-----------
     First Quarter        $12.50   $ 8.45   $13.45   $10.55        $  -
     Second Quarter        14.10    11.70    14.00    11.80          .04
     Third Quarter         24.13    14.80    23.75    14.50          .04
     Fourth Quarter        27.73    20.50    28.00    20.50          .04
                                                               --------------
                                                                   $ .12
                                                               ==============

     As of June 13, 2005, there were 644 record holders of the Common Stock and 431 record holders of the Class B Common Stock.

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

     The following table indicates dividend activity for the fiscal year ended March 31, 2005. Dividends relate to both Common Stock and Class B Common Stock.


      Declaration Date   Dividend Per Share    Record Date       Payment Date
      ----------------   ------------------  ---------------   ----------------
      May 20, 2004              $0.04        July 5, 2004      July 19, 2004
      August 19, 2004           $0.05        October 7, 2004   October 21, 2004
      November 18, 2004         $0.05        January 6, 2005   January 20, 2005
      February 17, 2005         $0.05        April 4, 2005     April 18, 2005


     Class B Common Stock carries ten votes per share, compared to one vote per share for Common Stock, and is convertible to Common Stock on a one-to-one ratio at the election of the holder. The Class B and Common Stock are identical in all other material respects.